Key metrics
	in / end of			% change		in / end of		% change
	3Q15	2Q15	3Q14	QoQ	YoY	9M15	9M14	YoY
Credit Suisse (CHF million, except where indicated)
Net income attributable to shareholders	779	1,051	1,025	(26)	(24)	2,884	1,184	144
of which from continuing operations	779	1,051	919	(26)	(15)	2,884	1,072	169
Basic earnings per share from continuing operations (CHF)	0.47	0.63	0.55	(25)	(15)	1.73	0.61	184
Diluted earnings per share from continuing operations (CHF)	0.45	0.61	0.55	(26)	(18)	1.69	0.61	177
Return on equity attributable to shareholders (%)	7.1	10.0	9.7	–	–	9.0	3.7	–
Effective tax rate (%)	9.7	35.6	27.4	–	–	28.6	44.5	–
Core Results (CHF million, except where indicated)
Net revenues	5,982	6,941	6,537	(14)	(8)	19,596	19,439	1
Provision for credit losses	110	51	59	116	86	191	111	72
Total operating expenses	5,011	5,244	5,177	(4)	(3)	15,360	16,997	(10)
Income from continuing operations before taxes	861	1,646	1,301	(48)	(34)	4,045	2,331	74
Cost/income ratio (%)	83.8	75.6	79.2	–	–	78.4	87.4	–
Pre-tax income margin (%)	14.4	23.7	19.9	–	–	20.6	12.0	–
Strategic results (CHF million, except where indicated)
Net revenues	5,623	6,758	6,287	(17)	(11)	18,971	19,126	(1)
Income from continuing operations before taxes	826	1,812	1,622	(54)	(49)	4,460	5,341	(16)
Cost/income ratio (%)	83.7	72.6	73.4	–	–	75.7	71.6	–
Return on equity – strategic results (%)	6.6	13.9	11.0	–	–	10.8	12.7	–
Non-strategic results (CHF million)
Net revenues	359	183	250	96	44	625	313	100
Income/(loss) from continuing operations before taxes	35	(166)	(321)	–	–	(415)	(3,010)	(86)
Assets under management and net new assets (CHF billion)
Assets under management from continuing operations	1,293.9	1,355.7	1,366.1	(4.6)	(5.3)	1,293.9	1,366.1	(5.3)
Net new assets from continuing operations	16.4	14.2	7.8	15.5	110.3	47.6	33.2	43.4
Balance sheet statistics (CHF million)
Total assets	858,420	879,322	954,362	(2)	(10)	858,420	954,362	(10)
Net loans	274,825	270,171	265,243	2	4	274,825	265,243	4
Total shareholders' equity	44,757	42,642	43,864	5	2	44,757	43,864	2
Tangible shareholders' equity	36,022	34,199	35,178	5	2	36,022	35,178	2
Basel III regulatory capital and leverage statistics
Risk-weighted assets (CHF million)	290,122	281,886	292,879	3	(1)	290,122	292,879	(1)
CET1 ratio (%)	14.0	13.9	14.3	–	–	14.0	14.3	–
Look-through CET1 ratio (%)	10.2	10.3	9.8	–	–	10.2	9.8	–
Look-through CET1 leverage ratio (%)	2.8	2.7	–	–	–	2.8	–	–
Look-through Tier 1 leverage ratio (%)	3.9	3.7	–	–	–	3.9	–	–
Share information
Shares outstanding (million)	1,633.7	1,632.4	1,600.8	0	2	1,633.7	1,600.8	2
of which common shares issued	1,638.4	1,638.4	1,607.2	0	2	1,638.4	1,607.2	2
of which treasury shares	(4.7)	(6.0)	(6.4)	(22)	(27)	(4.7)	(6.4)	(27)
Book value per share (CHF)	27.40	26.12	27.40	5	0	27.40	27.40	0
Tangible book value per share (CHF)	22.05	20.95	21.98	5	0	22.05	21.98	0
Market capitalization (CHF million)	38,371	42,107	42,542	(9)	(10)	38,371	42,542	(10)
Number of employees (full-time equivalents)
Number of employees	48,100	46,600	45,500	3	6	48,100	45,500	6
See relevant tables for additional information on these metrics.

Urs Rohner, Chairman of the Board of Directors (left) and Tidjane Thiam, Chief Executive Officer.

Dear shareholders
We presented on October 21, 2015 a strategy and detailed plans that are designed to deliver both growth in profits and cash to our shareholders. We are strengthening our capital position to ensure that it is no longer an issue for our investors, our clients and all our stakeholders.
Credit Suisse Strategy
The strategy builds on Credit Suisse’s core strengths: its position as a top global Private Bank and Wealth Manager; its specialist Investment Banking capabilities; and its strong presence in our home market of Switzerland. We aim to achieve superior returns by being a leading Private Bank and Wealth Manager, with distinctive investment banking capabilities. We will take a balanced approach in order to (i) capture the Wealth Management opportunity in emerging markets, the biggest of which is in the Asia Pacific region and (ii) serve our key wealthy developed markets, with an emphasis on Switzerland, our home market, and the United States. We intend to further scale up our activities in emerging markets and ensure that further capital is put behind our businesses there as well as in our home market of Switzerland.
A streamlined organizational structure will allow us to have an increased focus on those key geographic markets and will increase accountability through decentralization. This decentralization will be accompanied by the continuous strengthening of our risk management and control capabilities to ensure that we achieve quality, sustainable, profitable growth. In addition, the right-sizing of our investment banking activities and a disciplined approach to expenses will reduce our fixed cost base and make our performance less vulnerable to the economic cycle.
Following a detailed review by the Board of Directors, this strategy has been developed by the Executive Board in an inclusive and consultative process led by Tidjane Thiam since he joined as Chief Executive Officer in July this year. The plan in its every aspect has received the input, full endorsement and approval of the Board of Directors. Every element of the Group has been looked at to ensure we devote our finite resources to the businesses, markets and geographies which offer the highest, least volatile returns in the medium and long term and in which we have positions of maximum strength.
A key component of the plan is a determined focus on allocating capital effectively to those parts of the business that are essential to offer the services to, and win the business of, existing and new customers around the world; in the key growth markets in the emerging economies, particularly the Asia Pacific region, and in our home market of Switzerland, where we have a very strong franchise, as well as the powerful US economy where we have leading positions.
In addition, to ensure the long-term competitiveness of our bank, we must durably reduce our fixed cost base, thus making us ultimately less vulnerable to, and less dependent on, the business and economic cycles. We will reduce the cost base of the business by a net CHF 2 billion by end 2018.
To underpin this strategy, we have announced that we are to raise CHF 6 billion of fresh capital via a proposed placing and rights offering, as well as a private placing. It is important that our new strategy, which we firmly believe will deliver better returns over the long term for our investors, is underpinned by a strong capital position, given the uncertainties that exist in the global economy and the increasing emphasis placed by global and national regulators on financial solidity.
Beyond the current concerns regarding emerging markets, not least Asia, the Board has no doubt that emerging economies – notably in the Asia Pacific region – continue to present the best opportunities for significant and profitable growth in the medium to long term.
Asia has 70% of the world’s population and while by no means a monolithic bloc, contains many of the fastest growing and most dynamic economies in the world. These economies are characterized by strong demographics, with rapidly growing middle classes, enterprising cultures and sound fiscal and monetary policymaking that position them well to withstand the short-term buffeting from the vagaries of international market nerves and capital flows.
Despite the current uncertainties, it is forecast that global wealth will grow by CHF 31 trillion to CHF 94 trillion by 2019 and emerging markets will drive 60% of that increase, with close to half of that delivered by Asia Pacific.
Credit Suisse with this strategy intends to capture the benefits of the growing prosperity in these markets by positioning itself as the bank for entrepreneurs; offering the fullest and best services – from advisory, capital raising, and wealth management to the established and, crucially, the new generation of entrepreneurs that are building these economies.

It is an interesting feature of this Asia Pacific economic success story that a higher proportion of the wealth created is held by first-generation entrepreneurs than in the more mature markets of the West, where it is more evenly spread over multiple generations. We believe that our focus on providing a superior private banking and wealth management offering, regionally embedded and backed up by a full suite of Investment Banking services, will allow us to win and retain the business of these entrepreneurs and the large pool of growing wealth they represent.
Switzerland is core to our strategy. Buttressed by our already strong position in our home market, we have made two important decisions to enable us to capture more of the wealth extant and being generated by this dynamic economy and its people.
Our Swiss Universal Bank will combine all the strengths and critical mass of our retail, wealth management and investment banking activities. This division, totally focused on and devoted to Switzerland, will be well positioned to meet the needs of our Swiss customers, both individual and corporate, with a broad suite of customized products and services. In a further sign of intent, we have announced plans to conduct a partial Initial Public Offering of up to 30% of Credit Suisse (Schweiz) AG to underscore its unique identity and value within Switzerland and within the Group. Any such IPO would involve the sale of a minority stake and would be subject to, among other things, all necessary approvals and would be intended to generate / raise additional capital for Credit Suisse AG or Credit Suisse (Schweiz) AG. Our home market has always been and will remain a source of huge strength for our bank.
Organizational Structure
In line with the strategy we have announced, and to ensure its seamless execution, we are simplifying the current organization, which has been a matrix model overlaid across two business divisions. The Group will be restructured with the creation of two regionally focused divisions, equipped with full-service wealth management and investment banking services: Switzerland and Asia Pacific. In addition, we will develop a similar approach in the newly created International Wealth Management division, serving Central and Eastern Europe, Latin America and Africa. Two other divisions – Global Markets as well as Investment Banking & Capital Markets – will sit alongside these regional businesses.
These operating businesses will be supported by a number of focused functions at Group Executive Board level, including a newly established position of Chief Operating Officer, tasked with driving the transformation of our organization towards a more decentralized structure, and a Chief Compliance and Regulatory Affairs function that will coordinate the strategic and increasingly important local relationships with regulators across the world.
The refocusing of the Group necessitates changes to the leadership structure resulting in a new composition of the executive team. On October 20, 2015, the Board of Directors appointed six new members of the Executive Board: Pierre-Olivier Bouée, Peter Goerke, Thomas Gottstein, Iqbal Khan, Helman Sitohang and Lara Warner.
Going forward, the composition of the Executive Board will be as follows:
Tidjane Thiam	Chief Executive Officer
Thomas Gottstein	Swiss Universal Bank
Helman Sitohang	Asia Pacific
Iqbal Khan	International Wealth Management
Timothy O’Hara	Global Markets
James L. Amine	Investment Banking and Capital Markets
David Mathers	Chief Financial Officer
Romeo Cerutti	General Counsel
Joachim Oechslin	Chief Risk Officer
Pierre-Olivier Bouée	Chief Operating Officer
Lara Warner	Chief Compliance and Regulatory Affairs Officer
Peter Goerke	Human Resources, Communications and Branding
As a consequence of these changes, Gaël de Boissard, Hans-Ulrich Meister, Robert Shafir and Pamela Thomas-Graham will step down from the Executive Board. The Board of Directors owes them considerable thanks for their substantial contributions during their tenures as members of the Executive Board. We would like to thank all of them for their hard work and commitment. They are outstanding executives who have contributed significantly to the progress of Credit Suisse over many years.
Financial Objectives
– The Group has set out the following financial objectives to be clear about what we expect our new strategy to achieve:
– More than double Asia Pacific pre-tax income (PTI) from CHF 0.9 billion in 2014 to CHF 2.1 billion in 2018
– Increase PTI in International Wealth Management from CHF 1.3 billion in 2014 to CHF 2.1 billion in 2018
– Grow PTI for the Swiss Universal Bank from CHF 1.6 billion in 2014 to CHF 2.3 billion in 2018
– Target net cost savings of CHF 2 billion to reduce absolute cost base to between CHF 18.5-19 billion by end-2018
– Wind down the Strategic Resolution Unit RWA (excluding Operational Risk) from CHF 42 billion at the end of 3Q15 to CHF 12 billion by year end 2018
– Maintain Global Markets RWA stable at ~USD 83-85 billion between year-end 2015 and year-end 2018
– Reduce Global Markets Leverage from ~USD 380 billion at year end 2015 to ~USD 370 billion by year end 2018
– Generate CHF 23-25 billion in Operating Free Capital by 2020, of which 40% will be returned to shareholders in dividend over the period
The announced capital raise will take us to a Look-through CET1 ratio above 12% and a Look-through CET1 leverage ratio above 3.5%. Over the next three years, through a more disciplined capital allocation process, we will fund growth in Asia Pacific and International Wealth Management through the release of capital from the Strategic Resolution Unit, enabling us to operate with a CET1 ratio above 12%–13% and a leverage ratio above 3.5%.

Third Quarter Results
The announcement of our 3Q15 results amplifies the rationale for these important changes we are making. Market volatility, continued uncertainty over interest rates in the major economies and a depressed global investment climate, have eaten into profitability, particularly in those areas of trading at our Investment Bank that will not be core to the new strategy.
In the third quarter, Credit Suisse reported Core pre-tax income of CHF 861 million, primarily reflecting lower results in Investment Banking due to unfavorable market conditions. Net income attributable to shareholders was CHF 779 million, down 24% compared to the same period of last year. Return on equity was 7%, a decrease of 3 percentage points compared to the previous quarter.
Reported Core net revenues decreased 8% year on year, as lower net revenues in Investment Banking and Private Banking & Wealth Management were partially offset by higher net revenues in the Corporate Center. Reported operating expenses decreased 3% compared to 3Q14, with reductions in Investment Banking partially offset by an increase in expenses in the Corporate Center and Private Banking & Wealth Management. In the non-strategic businesses, pre-tax income improved to CHF 35 million, compared to a loss of CHF 321 million in 3Q14.
The adverse impact of difficult market conditions in the third quarter on client issuance and trading activity has continued so far in October, offsetting a resilient performance by our Asian business and sustained higher net interest income.
Private Banking & Wealth Management
Our Private Banking & Wealth Management business delivered a robust performance, with the strategic operations generating pre-tax income of CHF 753 million with stable net revenues of CHF 2,911 million, slightly higher expenses and an increase in provision for credit losses compared to the third quarter of 2014. Strategic net revenues were stable as higher net interest income offset lower recurring commissions and fees. Private Banking & Wealth Management recorded strategic net new assets of CHF 17.3 billion and reported net new assets of CHF 16.4 billion in 3Q15. Wealth Management Clients contributed net new assets of CHF 10.5 billion with growth in all regions and balanced contributions from all client segments.
In the US, our domestic Private Banking business is not currently positioned to compete in scale without significant investment or acquisition. Given this limitation, the economics for Credit Suisse do not yet meet profitability criteria and, therefore, cannot achieve optimal returns for our shareholders relative to our alternatives. As a result, we have taken the decision to transition our current Private Banking brokerage business model and better leverage our Investment Banking and Asset Management capabilities for US UHNWI clients. This transition plays to the strengths of our US franchise and is in the best interests of our clients and shareholders. We have signed an exclusive recruiting arrangement to provide relationship managers and their clients in our US domestic Private Banking business an opportunity to transition to Wells Fargo Advisors by early 2016. In addition, the two companies expect to strategically expand their relationship to make additional Credit Suisse Investment Banking and Asset Management offerings available to the Wells Fargo distribution network.
Investment Banking
In 3Q15, Investment Banking generated reported net revenues of CHF 2,356 million and a loss before taxes of CHF 125 million. Compared to 3Q14, revenues declined 29%, reflecting higher results in equities, more than offset by a significantly weaker performance in fixed income and underwriting. In line with the decline in revenues, total operating expenses decreased 11% during the quarter.
In the strategic businesses, Investment Banking reported pre-tax income of CHF 282 million and net revenues of CHF 2,621 million. Compared to an exceptionally strong 3Q14, which included significant client deals, revenues in the strategic businesses decreased 23% due to challenging market conditions during 3Q15, which led to reduced levels of client activity in fixed income sales and trading and underwriting. Fixed income sales and trading revenues declined significantly compared to a strong 3Q14 as material credit market volatility resulted in low client activity in 3Q15. Equity sales and trading results improved, as increased market volatility led to higher trading volumes. Underwriting and advisory results declined as higher advisory results were offset by a weaker equity and debt underwriting performance in line with lower industry-wide underwriting activity.
Substantial progress was made on reducing leverage exposure in Investment Banking. In 3Q15, leverage exposure was reduced by USD 59.9 billion to USD 615.3 billion, reaching the end-2015 divisional target of USD 600-620 billion ahead of schedule. As of the end of 3Q15, Investment Banking reported risk-weighted assets of USD 164.3 billion, down USD 2.6 billion since the end of 2Q15.
Capital
An important measure of a bank’s capital positions is the Look-through CET1 ratio, which fully applies the requirements as of 2019. At the end of 3Q15, Credit Suisse’s Look-through CET1 ratio stood at 10.2%, slightly down from 10.3% as of the end of 2Q15.
We expect the capital raising we have announced alongside the new strategy, together with cost-savings and the right-sizing of the Investment Bank, will deliver the Look-through CET1 ratio of around 13% and a leverage ratio above 3.5% by 2018 mentioned earlier, comfortably within current and anticipated regulatory requirements.

Conclusion
The strategy and restructuring, and our determination to reduce our cost base via the rightsizing of a number of our activities, coupled with some disposals and closures, will ensure our future competitiveness, the only guarantee of a long and successful future. In parallel, we will make significant investments to grow our bank with CHF 1.5 billion earmarked for the next three years.
The global economic outlook is of course uncertain. Markets remain volatile and particularly unsettled by concerns that a faster than expected slowdown in China could increase capital flight from emerging markets and derail the economic recovery underway in the West. The strategy we are pursuing is a long-term one: by reducing our fixed costs base, we will make our bank less vulnerable to the ups and downs of the economic cycle. It is underpinned by our conviction that over time, the emerging markets – especially in Asia – are going to contribute the lion’s share of the growth that will be seen in the coming years and decades. Those markets and their wealth creators need a bank that is on their side and can offer them a full range of sophisticated services to help them grow their businesses and protect their wealth. By taking advantage of that, and by making the most of our already strong position in Switzerland, we believe that Credit Suisse will be well-positioned to deliver superior returns to all our stakeholders.
Sincerely
Urs Rohner                        Tidjane Thiam
Chairman of the                 Chief Executive Officer
Board of Directors
October 2015
Statement regarding capital, liquidity, leverage and cost reduction
As of January 1, 2013, Basel III was implemented in Switzerland along with the Swiss “Too Big to Fail” legislation and regulations thereunder. As of January 1, 2015, the BIS leverage ratio framework, as issued by BCBS, was implemented in Switzerland by FINMA. The related disclosures are in accordance with Credit Suisse’s interpretation of such requirements, including relevant assumptions. Changes in the interpretation of these requirements in Switzerland or in any of Credit Suisse’s assumptions or estimates could result in different numbers from those shown herein.
References to phase-in and look-through included herein refer to Basel III requirements. Phase-in under the Basel III capital framework reflects that for the years 2014 – 2018, there will be a five-year (20% per annum) phase in of goodwill and other intangible assets and other capital deductions (e.g., certain deferred tax assets) and for the years 2013 – 2022, there will be a phase out of certain capital instruments. Look-through assumes the full phase-in of goodwill and other intangible assets and other regulatory adjustments and the full phase out of certain capital instruments.
Unless otherwise noted, leverage exposure is based on the BIS leverage ratio framework and consists of period-end balance sheet assets and prescribed regulatory adjustments. Leverage exposure target assumes constant USD/CHF and EUR/CHF exchange rates equal to those at the end of 3Q15.
Cost reduction program based on 2015 cost base and measured on constant FX rates and based on expense run rate excluding major litigation expenses in the Strategic Resolution Unit & restructuring costs, but including other costs to achieve savings.
Strategic net new assets are determined based on the assumption that assets managed across businesses relate to strategic businesses only. Refer to our 3Q15 Financial Report as well as to II – Operating and financial review and III – Treasury, Risk, Balance sheet and Off-balance sheet in our Annual Report 2014 for further information.
We may not achieve the benefits of our strategic initiatives
We may not achieve all of the expected benefits of our strategic initiatives. Factors beyond our control, including but not limited to the market and economic conditions, changes in laws, rules or regulations and other challenges discussed in our public filings, could limit our ability to achieve some or all of the expected benefits of these initiatives.

Financial Report 3Q15

Financial Report 3Q15
Credit Suisse at a glance
Credit Suisse results
Operating environment
Credit Suisse
Core Results
Private Banking & Wealth Management
Investment Banking
Corporate Center
Assets under management
Treasury, risk, balance sheet and off-balance sheet
Liquidity and funding management
Capital management
Risk management
Balance sheet and off-balance sheet
Condensed consolidated financial statements – unaudited
Report of Independent Registered Public Accounting Firm
Condensed consolidated financial statements – unaudited
Notes to the condensed consolidated financial statements – unaudited
List of abbreviations
Investor information
Financial calendar and contacts
Cautionary statement regarding forward-looking information

For purposes of this report, unless the context otherwise requires, the terms “Credit Suisse,” “the Group,” “we,” “us” and “our” mean Credit Suisse Group AG and its consolidated subsidiaries. The business of Credit Suisse AG, the Swiss bank subsidiary of the Group, is substantially similar to the Group, and we use these terms to refer to both when the subject is the same or substantially similar. We use the term “the Bank” when we are only referring to Credit Suisse AG, the Swiss bank subsidiary of the Group, and its consolidated subsidiaries.
Abbreviations are explained in the List of abbreviations in the back of this report.
Publications referenced in this report, whether via website links or otherwise, are not incorporated into this report.
In various tables, use of “–” indicates not meaningful or not applicable.
Unless otherwise noted or the context requires, information presented in this report is based on results under our current structure prior to our re-segmentation announcement on October 21, 2015.

Credit Suisse at a glance
Credit Suisse
As one of the world’s leading financial services providers, we are committed to delivering our combined financial experience and expertise to corporate, institutional and government clients, ultra-high-net-worth and high-net worth individuals worldwide, as well as affluent and retail clients in Switzerland. Founded in 1856, today we have a global reach with operations in over 50 countries and 48,100 employees from over 150 different nations. Our broad footprint helps us to generate a geographically balanced stream of revenues and net new assets and allows us to capture growth opportunities around the world. We serve our clients through our two divisions, which cooperate closely to provide holistic financial solutions, including innovative products and specially tailored advice.
Private Banking & Wealth Management
Private Banking & Wealth Management offers comprehensive advice and a wide range of financial solutions to private, corporate and institutional clients. The Private Banking & Wealth Management division comprises the Wealth Management Clients, Corporate & Institutional Clients and Asset Management businesses. Our Wealth Management Clients business serves ultra-high-net-worth and high-net-worth individuals around the globe, as well as affluent and retail clients in Switzerland. Our Corporate & Institutional Clients business serves the needs of corporations and institutional clients, mainly in Switzerland. Asset Management offers a wide range of investment products and solutions across diverse asset classes and investment styles, serving governments, institutions, corporations and individuals worldwide.
Investment Banking
Investment Banking provides a broad range of financial products and services, including global securities sales, trading and execution, prime brokerage and capital raising services, corporate advisory and comprehensive investment research, with a focus on businesses that are client driven, flow-based and capital-efficient. Clients include corporations, governments, institutional investors, including pension funds and hedge funds, and private individuals around the world. Credit Suisse delivers its investment banking capabilities via regional and local teams based in major global financial centers. Strongly anchored in Credit Suisse’s integrated model, Investment Banking works closely with Private Banking & Wealth Management to provide clients with customized financial solutions.

Credit Suisse results
Operating environment
Credit Suisse
Core Results
Private Banking & Wealth Management
Investment Banking
Corporate Center
Assets under management

Operating environment
Global economic activity remained solid in 3Q15, as the US and eurozone continued to grow, although emerging economies showed signs of weakness. Major equity markets were lower, and volatility increased, particularly in the second half of the quarter. Government bond yields declined. The US dollar strengthened against most other major currencies, except for the Japanese yen and the euro.
Economic environment
In 3Q15, the US economy continued to grow according to consumer spending, housing construction and business survey data. The labor market extended its recovery with the unemployment rate declining during the quarter. Inflation remained relatively subdued but did not decline further. Eurozone data also remained solid with business surveys in line with positive economic activity in Germany, France, Italy and Spain, while inflationary pressure was low. Weak economic data continued to be a concern in major emerging markets, including China, Brazil and Russia.
At its meeting in September, the US Federal Reserve (Fed) left interest rates unchanged, citing concerns about subdued inflation and an uncertain growth outlook in emerging economies. The European Central Bank signaled that it was ready to adjust its policy instruments and current asset purchase program should further monetary easing become necessary. The People’s Bank of China took additional easing measures during 3Q15 by cutting the policy rate and reducing bank reserve requirements as well as allowing financial markets to have a larger role in determining the Chinese renminbi exchange rate. Such measures led to a depreciation of the Chinese renminbi against the US dollar. The central bank of Brazil raised its policy rate again, whereas the central banks of Russia and India lowered theirs.
In 3Q15, major equity markets declined sharply mainly due to increased global growth concerns from emerging markets. Weak macroeconomic data and leading indicators from emerging markets, particularly China and Brazil, coupled with renewed weakness in the commodities market, led emerging markets equities to underperform (refer to the charts “Equity markets”). The Fed's decision to delay raising interest rates also contributed to global growth concerns, resulting in higher volatility later in the quarter. Among developed markets, defensive markets such as Swiss equities outperformed the global benchmark, whereas more cyclical markets such as the eurozone and Japan underperformed. Defensive sectors such as utilities and consumer staples were the best performing sectors, whereas commodities-exposed sectors such as energy and materials performed the worst. During the quarter, equity market volatility, as measured by the Deutsche Börse AG DAX Volatility Index (VDAX), remained elevated in the eurozone, and equity market volatility, as measured by the Chicago Board Options Exchange Market Volatility Index (VIX), increased to similar levels in the second half of the quarter (refer to the charts “Equity markets”). Risk appetite, as measured by the Credit Suisse Equity Risk Appetite Index, decreased throughout the quarter. The Credit Suisse Hedge Fund Index decreased 2.5% in 3Q15.

Government bond yields declined in 3Q15, led by the long end of the maturity curve (refer to the charts “Yield curves”). The decrease in inflation expectations weighed on inflation-linked bonds, which were outperformed by nominal bonds. After a sell-off in 2Q15, eurozone sovereign peripheral bonds had a positive performance in part due to the easing of the Greek financial crisis. In credits, investment grade (refer to the chart “Credit spreads”) and high yield bond spreads widened significantly towards the end of the quarter, driven by growth concerns about the Chinese economy. Emerging market sovereign and corporate spreads also widened, with hard currency corporate debt underperforming the benchmark.
The US dollar strengthened against most other major currencies in 3Q15, except for the Japanese yen and the euro. While the Japanese yen was supported by the higher volatility in financial markets, the euro strengthened as the Fed did not tighten monetary policy. The Swiss franc weakened against the US dollar and euro as negative Swiss yields made the Swiss franc less attractive. The devaluation of the Chinese renminbi against the US dollar in August resulted in the weakening of other emerging market currencies. The decline of commodity prices also weighed on the Australian and Canadian dollars.
Commodity prices decreased in 3Q15, as signs of slowing economic activity in emerging markets caused renewed demand concerns. The losses were led by falling energy prices, followed by lower prices for agriculture and industrial metals. Precious metals decreased too, but losses were more moderate than for other segments. The Credit Suisse Commodities Benchmark ended the quarter approximately 18% lower.

Market volumes (growth in %)
	Global			Europe
end of 3Q15	QoQ	YoY		QoQ	YoY
Equity trading volume [1]	(2)	28		(12)	26
Announced mergers and acquisitions [2]	(3)	29		(19)	3
Completed mergers and acquisitions [2]	(7)	31		0	7
Equity underwriting [2]	(54)	(43)		(66)	(60)
Debt underwriting [2]	(24)	(16)		(17)	(19)
Syndicated lending – investment grade [2]	(17)	(11)	[3]	–	–
1 London Stock Exchange, Borsa Italiana, Deutsche Börse and BME. Global also includes ICE and NASDAQ.
2 Dealogic.
3 9M15 vs 9M14.
Sector environment
World bank stocks underperformed global equity markets in 3Q15, and European bank stocks underperformed world bank stocks (refer to the charts “Equity markets”).
In private banking, the low interest rate environment, growth concerns about the Chinese economy, fears of a global slowdown and the uncertainty about the timing of the Fed’s decision to raise rates provided challenging market conditions. Clients maintained a cautious investment stance, with cash deposits remaining high despite low interest rates. Overall, the wealth management sector continues to adapt to further industry-specific regulatory changes.
For investment banking, global equity trading volumes decreased slightly compared to 2Q15, but increased compared to 3Q14. Global announced mergers and acquisitions (M&A) volumes decreased compared to 2Q15 but increased significantly compared to 3Q14. Global completed M&A volumes decreased compared to 2Q15 and increased significantly compared to 3Q14. Global and European equity underwriting volumes were significantly lower compared to 2Q15 and 3Q14. Global debt underwriting volumes were also lower compared to 2Q15 and 3Q14. Compared to 2Q15 and 3Q14, total US fixed income volumes were broadly stable.

Credit Suisse
In 3Q15, we recorded net income attributable to shareholders of CHF 779 million. Diluted earnings per share from continuing operations were CHF 0.45 and return on equity attributable to shareholders was 7.1%.
As of the end of 3Q15, our Basel III CET1 ratio was 14.0% and 10.2% on a look-through basis. Our risk-weighted assets were CHF 290.1 billion.
Results
	in / end of			% change		in / end of		% change
	3Q15	2Q15	3Q14	QoQ	YoY	9M15	9M14	YoY
Statements of operations (CHF million)
Net revenues	5,985	6,955	6,578	(14)	(9)	19,587	19,870	(1)
Provision for credit losses	110	51	59	116	86	191	111	72
Compensation and benefits	2,507	2,914	2,747	(14)	(9)	8,397	8,713	(4)
General and administrative expenses	2,100	1,928	2,041	9	3	5,766	7,172	(20)
Commission expenses	416	406	393	2	6	1,214	1,139	7
Total other operating expenses	2,516	2,334	2,434	8	3	6,980	8,311	(16)
Total operating expenses	5,023	5,248	5,181	(4)	(3)	15,377	17,024	(10)
Income from continuing operations before taxes	852	1,656	1,338	(49)	(36)	4,019	2,735	47
Income tax expense	83	590	366	(86)	(77)	1,150	1,216	(5)
Income from continuing operations	769	1,066	972	(28)	(21)	2,869	1,519	89
Income from discontinued operations	0	0	106	–	(100)	0	112	(100)
Net income	769	1,066	1,078	(28)	(29)	2,869	1,631	76
Net income/(loss) attributable to noncontrolling interests	(10)	15	53	–	–	(15)	447	–
Net income attributable to shareholders	779	1,051	1,025	(26)	(24)	2,884	1,184	144
of which from continuing operations	779	1,051	919	(26)	(15)	2,884	1,072	169
of which from discontinued operations	0	0	106	–	(100)	0	112	(100)
Earnings per share (CHF)
Basic earnings per share from continuing operations	0.47	0.63	0.55	(25)	(15)	1.73	0.61	184
Basic earnings per share	0.47	0.63	0.61	(25)	(23)	1.73	0.68	154
Diluted earnings per share from continuing operations	0.45	0.61	0.55	(26)	(18)	1.69	0.61	177
Diluted earnings per share	0.45	0.61	0.61	(26)	(26)	1.69	0.68	149
Return on equity (%, annualized)
Return on equity attributable to shareholders	7.1	10.0	9.7	–	–	9.0	3.7	–
Return on tangible equity attributable to shareholders [1]	8.9	12.5	12.2	–	–	11.2	4.6	–
Number of employees (full-time equivalents)
Number of employees	48,100	46,600	45,500	3	6	48,100	45,500	6
1
Based on tangible shareholders' equity attributable to shareholders, a non-GAAP financial measure, which is calculated by deducting goodwill and other intangible assets from total shareholders' equity attributable to shareholders. Management believes that the return on tangible shareholders' equity attributable to shareholders is meaningful as it allows consistent measurement of the performance of businesses without regard to whether the businesses were acquired.

Credit Suisse and Core Results
	Core Results			Noncontrolling interests without SEI			Credit Suisse
in	3Q15	2Q15	3Q14	3Q15	2Q15	3Q14	3Q15	2Q15	3Q14
Statements of operations (CHF million)
Net revenues	5,982	6,941	6,537	3	14	41	5,985	6,955	6,578
Provision for credit losses	110	51	59	0	0	0	110	51	59
Compensation and benefits	2,498	2,913	2,746	9	1	1	2,507	2,914	2,747
General and administrative expenses	2,097	1,925	2,038	3	3	3	2,100	1,928	2,041
Commission expenses	416	406	393	0	0	0	416	406	393
Total other operating expenses	2,513	2,331	2,431	3	3	3	2,516	2,334	2,434
Total operating expenses	5,011	5,244	5,177	12	4	4	5,023	5,248	5,181
Income/(loss) from continuing operations before taxes	861	1,646	1,301	(9)	10	37	852	1,656	1,338
Income tax expense	83	590	366	0	0	0	83	590	366
Income/(loss) from continuing operations	778	1,056	935	(9)	10	37	769	1,066	972
Income from discontinued operations	0	0	106	0	0	0	0	0	106
Net income/(loss)	778	1,056	1,041	(9)	10	37	769	1,066	1,078
Net income/(loss) attributable to noncontrolling interests	(1)	5	16	(9)	10	37	(10)	15	53
Net income attributable to shareholders	779	1,051	1,025	–	–	–	779	1,051	1,025
of which from continuing operations	779	1,051	919	–	–	–	779	1,051	919
of which from discontinued operations	0	0	106	–	–	–	0	0	106
Statement of operations metrics (%)
Cost/income ratio	83.8	75.6	79.2	–	–	–	83.9	75.5	78.8
Pre-tax income margin	14.4	23.7	19.9	–	–	–	14.2	23.8	20.3
Effective tax rate	9.6	35.8	28.1	–	–	–	9.7	35.6	27.4
Net income margin [1]	13.0	15.1	15.7	–	–	–	13.0	15.1	15.6
1 Based on amounts attributable to shareholders.

Information and developments
Format of presentation
In managing the business, revenues are evaluated in the aggregate, including an assessment of trading gains and losses and the related interest income and expense from financing and hedging positions. For this reason, individual revenue categories may not be indicative of performance.
As of January 1, 2013, Basel III was implemented in Switzerland along with the Swiss “Too Big to Fail” legislation and regulations thereunder. As of January 1, 2015, the Bank for International Settlements (BIS) leverage ratio framework, as issued by the Basel Committee on Banking Supervision (BCBS), was implemented in Switzerland by the Swiss Financial Market Supervisory Authority FINMA (FINMA). Our related disclosures are in accordance with our interpretation of such requirements, including relevant assumptions and estimates. Changes in the interpretation of these requirements in Switzerland or in any of our interpretations, assumptions or estimates could result in different numbers from those shown herein.
As used herein, leverage exposure is based on the BIS leverage ratio framework and consists of period-end balance sheet assets and prescribed regulatory adjustments. Leverage amounts for 4Q14, which are presented in order to show meaningful comparative information, are based on estimates which are calculated as if the BIS leverage ratio framework had been implemented in Switzerland at such time.
Return on equity for strategic results is calculated by dividing annualized strategic net income by average strategic shareholders’ equity (derived by deducting 10% of non-strategic risk-weighted assets from reported shareholders’ equity). Return on regulatory capital is calculated using income after tax and assumes a tax rate of 30% and capital allocated based on the average of 10% of average risk-weighted assets and an average of a certain percentage of leverage exposure (2.4% for periods prior to 2015 and 3% for periods after January 1, 2015).
> Refer to “Leverage metrics” in II – Treasury, risk, balance sheet and off-balance sheet – Capital management for further information on leverage exposure and ratios.
Strategy announcement and investor day
On October 21, 2015, we announced that the Board of Directors had resolved to introduce a comprehensive package of measures setting the new strategic direction, structure and organization of the Group.
Credit Suisse strategy
Our strategy is focused on three fundamental objectives:
– To expand profitably our position in our home market by growing our Swiss Universal Bank that aims to become the bank of choice for Swiss private, corporate and institutional clients. The development of an efficient, integrated banking platform combined with a planned initial public offering (IPO) by the end of 2017, market conditions permitting and currently estimated to be between 20% and 30% of the legal entity Credit Suisse (Schweiz) AG, is expected to offer us an opportunity to participate in domestic consolidation opportunities. Any such IPO would be subject to, among other things, all necessary approvals and would be intended to generate/raise additional capital for Credit Suisse AG or Credit Suisse (Schweiz) AG.
– To scale up our private banking and wealth management franchise in the attractive markets of Asia, Eastern Europe, the Middle East, Latin America and Africa. We aim to accelerate our growth in Asia Pacific by allocating more capital to serve the wealthy entrepreneurs of this region via a dedicated, integrated Asia Pacific division. In other emerging markets, a newly established International Wealth Management division is designed to replicate the successful “Bank for Entrepreneurs” Asia Pacific model.
– To right-size the Investment Banking division by focusing on its superior capabilities that best support wealth management client needs. This is expected to result in higher profitability with lower capital usage and lower volatility in earnings. The measures include a program to lower the capital allocated to investment banking activities, particularly through a significant reduction of risk-weighted assets and leverage exposures in our macro and prime services businesses.
Organizational structure
To support the execution of the strategy, we will simplify our organization which has been a matrix of two business divisions, each with co-heads, and four regions. We will restructure and create three new, regionally focused divisions: Switzerland, Asia Pacific and International Wealth Management serving Western Europe, Central and Eastern Europe, Latin America and Africa.
Two other divisions – Global Markets and Investment Banking and Capital Markets – will sit alongside these regional businesses. These operating businesses will be supported by a number of focused functions at the Group Executive Board level, including a newly established position of Chief Operating Officer (COO), tasked with driving the transformation of Credit Suisse into a more decentralized organization, and a new position of Chief Compliance and Regulatory Affairs Officer, who will coordinate our strategic and increasingly important relationships with regulators across the world.
In addition, we will form a Strategic Resolution Unit that will oversee the effective wind-down of the bank’s portfolios that do not fit our strategic direction, including those in the current non-strategic units.
Reflecting the new management structure, beginning in the fourth quarter 2015, our financial reporting will be presented as six reporting segments, including the new Strategic Resolution Unit. A simplified Corporate Center will be presented inclusive of overall costs of shared services, providing transparency of the pre- and post-allocated view of these costs.

Management changes
The Board of Directors appointed six new members of the Executive Board: Pierre-Olivier Bouée, Peter Goerke, Thomas Gottstein, Iqbal Khan, Helman Sitohang and Lara Warner.
The composition of the Executive Board is as follows:
Tidjane Thiam	Chief Executive Officer
Thomas Gottstein	Swiss Universal Bank
Helman Sitohang	Asia Pacific
Iqbal Khan	International Wealth Management
Timothy O’Hara	Global Markets
James L. Amine	Investment Banking and Capital Markets
David Mathers	Chief Financial Officer
Romeo Cerutti	General Counsel
Joachim Oechslin	Chief Risk Officer
Pierre-Olivier Bouée	Chief Operating Officer
Lara Warner	Chief Compliance and Regulatory Affairs Officer
Peter Goerke	Human Resources, Communications and Branding
As a consequence of these changes, Gaël de Boissard, Hans-Ulrich Meister, Robert Shafir and Pamela Thomas-Graham have stepped down from the Executive Board.
Financial objectives and certain management actions
We announced the following financial objectives and management actions in order to track progress in implementing the strategy:
– more than double Asia Pacific income before taxes from CHF 0.9 billion in 2014 to CHF 2.1 billion in 2018;
– increase income before taxes in International Wealth Management from CHF 1.3 billion in 2014 to CHF 2.1 billion in 2018;
– grow income before taxes for the Swiss Universal Bank from CHF 1.6 billion in 2014 to CHF 2.3 billion in 2018;
– achieve a look-through common equity tier 1 (CET1) ratio of approximately 13% and a look-through CET1 leverage ratio of above 3.5% by year-end 2018 before future regulatory calibration;
– reduce our absolute cost base by CHF 2.0 billion to between CHF 18.5–19.0 billion by year-end 2018. These cost savings are expected to be achieved through CHF 3.5 billion in gross cost savings by year-end 2018 through a combination of simplifying mid- and back-office platforms, right-sizing the bank’s footprint in London, substantial completion of a number of Corporate Center programs and making a number of disposals and closures, including in the run-down of the Strategic Resolution Unit. As our footprint is increasingly streamlined with a focus on profitable growth, service models in Western Europe will be adjusted to make our business more efficient. In the US, we have signed an exclusive recruiting arrangement to provide relationship managers and their clients in our US domestic private banking business an opportunity to transition to Wells Fargo Advisors by early 2016. In parallel to these cost reductions, CHF 1.5 billion will be invested to support growth initiatives in Asia Pacific, Swiss Universal Bank and International Wealth Management. The cost reduction program is based on the 2015 cost base and measured on constant foreign exchange rates and based on an expense run rate excluding major litigation expenses in the Strategic Resolution Unit and estimated restructuring costs of CHF 1.3 billion, but including other costs to achieve the savings, which do not meet the accounting definition of restructuring costs;
– wind down the Strategic Resolution Unit risk-weighted assets (excluding operational risk) from CHF 42 billion at the end of 3Q15 to CHF 12 billion by year-end 2018 to support growth initiatives in Asia Pacific, Swiss Universal Bank and International Wealth Management;
– maintain Global Markets risk-weighted assets stable at approximately USD 83–85 billion between year-end 2015 and year-end 2018;
– reduce Global Markets leverage from approximately USD 380 billion at year-end 2015 to approximately USD 370 billion by year-end 2018;
– measure our performance by generating CHF 23–25 billion in operating free capital by 2020. Operating free capital focuses on those components of shareholders’ equity that are regulatory capital relevant, specifically income before taxes excluding fair value on own debt net of cash taxes, as well as deferred tax asset threshold impacts, additional costs relating to share awards and net impact of defined benefit pension funds; and
– we plan to continue our existing policy of recommending a dividend of CHF 0.70 per share with a scrip alternative until we reach our 2015–2018 look-through CET1 and leverage ratio targets and have greater clarity on potential regulatory changes and litigation risks. However, our intention would be to end the scrip alternative and recommend a move to a full cash dividend no later than 2017. Furthermore, in the longer term, we would aim to distribute a minimum of 40% of our operating free capital. The Board will consider setting a higher payout ratio as appropriate in due course.
Goodwill
The new strategic direction, structure and organization will require an impairment assessment of the carrying value of our goodwill position in 4Q15. Upon performance of that assessment, the carrying value of goodwill associated with our current Investment Banking division is likely to be impaired. Such an impairment would impact our income before taxes in 4Q15, and likely the income before taxes of the new Global Markets as well as Investment Banking and Capital Markets divisions, but would not impact CET1 capital and leverage ratios on a look-through basis.
Capital increase
The Board of Directors will propose to an Extraordinary General Meeting (EGM) to be held on November 19, 2015, to approve two separate share capital increases. Through the proposed share capital increases, we intend to strengthen our CET1 capital and gain greater financial flexibility for the implementation of our strategic objectives.
In a first step, a number of qualified investors have committed, under customary conditions, to purchase 58,000,000 new registered shares of Credit Suisse Group AG with a par value of CHF 0.04 each. The purchase price is CHF 22.75, resulting in expected gross proceeds for Credit Suisse Group AG of CHF 1.32 billion. The purchase price corresponds to 94.5% of the volume weighted average price of the registered shares of Credit Suisse Group AG traded on the SIX Swiss Exchange on October 21, 2015.
In a second step, which is not conditional upon the EGM approving the first measure, the Board of Directors will, at the same EGM, propose to carry out a rights offering (issuing of new shares to existing shareholders of Credit Suisse Group AG, if permitted under applicable local laws). Under the terms of this rights offering, Credit Suisse Group AG intends to issue up to 260,983,898 new registered shares with a par value of CHF 0.04 each. We expect the gross proceeds of the rights offering to amount to approximately CHF 4.7 billion.
In October 2015, the Swiss Federal Council adopted the parameters for the planned ordinance amendments to the Swiss “Too Big to Fail” regime, which will be phased in by the end of 2019. For us as a systemically important bank operating internationally, the requirements would include, amongst other things, a minimum Swiss leverage ratio of 5%, of which the minimum CET1 component is 3.5%. Although the new rules are still preliminary and will need to be finalized in revised ordinances, we believe that completion of our announced capital increase and achievement of our leverage targets will enable us to meet these requirements on a look-through basis ahead of their deadline.
> Refer to “Regulatory developments and proposals” in II – Treasury, risk, balance sheet and off-balance sheet – Capital management for further information.
Regulatory developments and proposals
Government leaders and regulators continued to focus on reform of the financial services industry, including capital, leverage and liquidity requirements, changes in compensation practices and systemic risk.
The Fourth EU Anti-Money Laundering Directive came into force on June 25, 2015 and must be transposed by member states by June 26, 2017. The forthcoming regime introduces a series of reforms, including updated and refined requirements relating to the information that a financial institution must obtain and hold relating to the beneficial ownership of its customers. The information on beneficial ownership must also be held in a central register, accessible to firms conducting due diligence on their clients, member states’ national competent authorities, financial intelligence units, and other bodies which can demonstrate a “legitimate interest” in relation to money laundering and terrorist financing.
On September 11, 2015, the Swiss Federal Council submitted its dispatch to the Swiss Parliament proposing to maintain the existing withholding tax exemptions for contingent convertible bonds and write-off bonds, as well as to introduce a new withholding tax exemption for bonds approved by FINMA that can be written down or converted into equity capital as part of restructuring procedures in the event of a threatened insolvency, in each case until December 31, 2021. These withholding tax exemptions would allow Swiss banks to directly issue these financial instruments from Switzerland.
On August 5, 2015, the US Securities and Exchange Commission (SEC) adopted final rules relating to the registration of security-based swap dealers and major security-based swap participants. In addition to addressing the registration process, the final rules contain additional requirements for non-US security-based swap dealers and major security-based swap participants that are intended to promote the ability of the SEC to obtain access to books and records and conduct examinations. We are reviewing these requirements to determine whether they will necessitate any changes in how Credit Suisse conducts its security-based swap business with US persons. Compliance with the final rules will not be required until after the SEC completes several other rulemakings relating to security-based swap dealers and major security-based swap participants.
On August 13, 2015, US Commodity Futures Trading Commission (CFTC) issued a no-action letter that extends from September 30, 2015 until September 30, 2016 the expiration date for relief from a staff advisory stating that CFTC “transaction-level” requirements, such as mandatory clearing, mandatory exchange trading, real-time public reporting and external business conduct, apply to a swap between a non-US swap dealer, such as Credit Suisse International or Credit Suisse Securities Europe Limited, and another non-US person if the swap is arranged, negotiated or executed by US personnel or agents of the non-US swap dealer.
> Refer to “Regulation and supervision” in I – Information on the company in the Credit Suisse Annual Report 2014 for further information.
> Refer to “Regulatory developments and proposals” in II – Treasury, risk, balance sheet and off-balance sheet – Capital management and “Liquidity and funding management” in II – Treasury, risk, balance sheet and off-balance sheet for further information.

Relationship between total shareholders’ equity, tangible shareholders’ equity and regulatory capital
Credit Suisse measures firm-wide returns against total shareholders’ equity and tangible shareholders’ equity. In addition, it also measures the efficiency of the firm and its divisions with regards to the usage of capital as determined by the minimum requirements set by regulators. This regulatory capital is calculated as the average of 10% of risk-weighted assets and 3% of the leverage exposure utilized by each division and the firm as a whole. These percentages are used in the calculation in order to reflect the 2019 fully phased in Swiss regulatory minimum requirements for Basel III CET1 capital and leverage ratio.

Core Results
In 3Q15, we recorded net income attributable to shareholders of CHF 779 million. Net revenues were CHF 5,982 million and total operating expenses were CHF 5,011 million.
In our strategic businesses, we reported income from continuing operations before taxes of CHF 826 million and in our non-strategic businesses we reported income from continuing operations before taxes of CHF 35 million in 3Q15.
Core Results
	in / end of			% change		in / end of		% change
	3Q15	2Q15	3Q14	QoQ	YoY	9M15	9M14	YoY
Statements of operations (CHF million)
Net interest income	2,087	2,874	2,149	(27)	(3)	7,114	6,922	3
Commissions and fees	2,893	3,261	3,256	(11)	(11)	9,134	9,843	(7)
Trading revenues	800	491	894	63	(11)	2,677	1,710	57
Other revenues	202	315	238	(36)	(15)	671	964	(30)
Net revenues	5,982	6,941	6,537	(14)	(8)	19,596	19,439	1
of which strategic results	5,623	6,758	6,287	(17)	(11)	18,971	19,126	(1)
of which non-strategic results	359	183	250	96	44	625	313	100
Provision for credit losses	110	51	59	116	86	191	111	72
Compensation and benefits	2,498	2,913	2,746	(14)	(9)	8,386	8,692	(4)
General and administrative expenses	2,097	1,925	2,038	9	3	5,760	7,166	(20)
Commission expenses	416	406	393	2	6	1,214	1,139	7
Total other operating expenses	2,513	2,331	2,431	8	3	6,974	8,305	(16)
Total operating expenses	5,011	5,244	5,177	(4)	(3)	15,360	16,997	(10)
of which strategic results	4,706	4,908	4,612	(4)	2	14,356	13,689	5
of which non-strategic results	305	336	565	(9)	(46)	1,004	3,308	(70)
Income/(loss) from continuing operations before taxes	861	1,646	1,301	(48)	(34)	4,045	2,331	74
of which strategic results	826	1,812	1,622	(54)	(49)	4,460	5,341	(16)
of which non-strategic results	35	(166)	(321)	–	–	(415)	(3,010)	(86)
Income tax expense	83	590	366	(86)	(77)	1,150	1,216	(5)
Income from continuing operations	778	1,056	935	(26)	(17)	2,895	1,115	160
Income from discontinued operations	0	0	106	–	(100)	0	112	(100)
Net income	778	1,056	1,041	(26)	(25)	2,895	1,227	136
Net income/(loss) attributable to noncontrolling interests	(1)	5	16	–	–	11	43	(74)
Net income/(loss) attributable to shareholders	779	1,051	1,025	(26)	(24)	2,884	1,184	144
of which strategic results	699	1,418	1,115	(51)	(37)	3,352	3,807	(12)
of which non-strategic results	80	(367)	(90)	–	–	(468)	(2,623)	(82)
Statement of operations metrics (%)
Return on regulatory capital	8.1	15.3	12.8	–	–	12.4	7.8	–
Cost/income ratio	83.8	75.6	79.2	–	–	78.4	87.4	–
Pre-tax income margin	14.4	23.7	19.9	–	–	20.6	12.0	–
Effective tax rate	9.6	35.8	28.1	–	–	28.4	52.2	–
Net income margin [1]	13.0	15.1	15.7	–	–	14.7	6.1	–
Return on equity (%, annualized)
Return on equity – strategic results	6.6	13.9	11.0	–	–	10.8	12.7	–
Number of employees (full-time equivalents)
Number of employees	48,100	46,600	45,500	3	6	48,100	45,500	6
1 Based on amounts attributable to shareholders.

Strategic and non-strategic results
	Strategic results			Non-strategic results			Core Results
in / end of	3Q15	2Q15	3Q14	3Q15	2Q15	3Q14	3Q15	2Q15	3Q14
Statements of operations (CHF million)
Net revenues	5,623	6,758	6,287	359	183	250	5,982	6,941	6,537
Provision for credit losses	91	38	53	19	13	6	110	51	59
Compensation and benefits	2,456	2,822	2,635	42	91	111	2,498	2,913	2,746
Total other operating expenses	2,250	2,086	1,977	263	245	454	2,513	2,331	2,431
Total operating expenses	4,706	4,908	4,612	305	336	565	5,011	5,244	5,177
Income/(loss) from continuing operations before taxes	826	1,812	1,622	35	(166)	(321)	861	1,646	1,301
Income tax expense/(benefit)	128	389	491	(45)	201	(125)	83	590	366
Income/(loss) from continuing operations	698	1,423	1,131	80	(367)	(196)	778	1,056	935
Income from discontinued operations	0	0	0	0	0	106	0	0	106
Net income/(loss)	698	1,423	1,131	80	(367)	(90)	778	1,056	1,041
Net income/(loss) attributable to noncontrolling interests	(1)	5	16	0	0	0	(1)	5	16
Net income/(loss) attributable to shareholders	699	1,418	1,115	80	(367)	(90)	779	1,051	1,025
Balance sheet statistics (CHF million)
Risk-weighted assets [1]	272,070	263,983	268,668	12,552	12,648	17,652	284,622	276,631	286,320
Total assets	835,969	855,691	916,536	21,649	22,768	36,539	857,618	878,459	953,075
Leverage exposure [1]	1,004,456	1,020,170	–	40,413	41,655	–	1,044,869	1,061,825	–
1 Disclosed on a fully phased-in look-through basis.
Results overview
Core Results net revenues of CHF 5,982 million decreased 8% compared to 3Q14.
In our strategic businesses, net revenues of CHF 5,623 million decreased 11% compared to 3Q14, reflecting a decrease in Investment Banking and stable net revenues in Private Banking & Wealth Management, partially offset by improved net revenues in Corporate Center. The decrease in Investment Banking was due to challenging market conditions that resulted in reduced client activity in fixed income sales and trading and underwriting. Stable net revenues in Private Banking & Wealth Management mainly reflected lower recurring commissions and fees and lower transaction- and performance-based revenues offset by higher net interest income.
In our non-strategic businesses, net revenues of CHF 359 million increased 44% compared to 3Q14, reflecting higher net revenues in Corporate Center, partially offset by lower net revenues in Private Banking & Wealth Management and higher negative net revenues in Investment Banking. Improved results in Corporate Center primarily reflected fair value gains from movements in own credit spreads of CHF 649 million in 3Q15 compared to CHF 351 million in 3Q14. The decrease in Private Banking & Wealth Management reflected a CHF 109 million gain from the sale of our domestic private banking business booked in Germany in 3Q14 and the winding-down of non-strategic operations. Higher negative net revenues in Investment Banking were driven by mark-to-market adjustments with minimal offset from valuation gains.
> Refer to “Private Banking & Wealth Management”, “Investment Banking” and “Corporate Center” for further information.
Provision for credit losses was CHF 110 million in 3Q15, with net provisions of CHF 80 million in Private Banking & Wealth Management and CHF 30 million in Investment Banking.
Total operating expenses of CHF 5,011 million were down 3% compared to 3Q14, reflecting a 9% decrease in compensation and benefits. In strategic businesses, total operating expenses of CHF 4,706 million increased 2% compared to 3Q14, primarily reflecting a 15% increase in general and administrative expenses, partially offset by a 7% decrease in compensation and benefits. In non-strategic businesses, total operating expenses of CHF 305 million decreased 46% compared to 3Q14, primarily due to a 42% decrease in general and administrative expenses and a 62% decrease in compensation and benefits.
Income tax expense of CHF 83 million recorded in 3Q15 mainly reflected the impact of the geographical mix of results. Overall, net deferred tax assets increased CHF 331 million to CHF 5,365 million, mainly driven by earnings and foreign exchange movements as of the end of 3Q15 compared to 2Q15. Deferred tax assets on net operating losses increased CHF 288 million to CHF 1,407 million during 3Q15. The Core Results effective tax rate was 9.6% in 3Q15, compared to 35.8% in 2Q15. The 2Q15 effective tax rate was negatively impacted by an additional tax charge of CHF 189 million arising from a change in New York City tax law.
> Refer to “Note 21 – Tax” in III – Condensed consolidated financial statements – unaudited for further information.

Strategic results
	in / end of			% change		in / end of		% change
	3Q15	2Q15	3Q14	QoQ	YoY	9M15	9M14	YoY
Statements of operations (CHF million)
Net revenues	5,623	6,758	6,287	(17)	(11)	18,971	19,126	(1)
Provision for credit losses	91	38	53	139	72	155	96	61
Compensation and benefits	2,456	2,822	2,635	(13)	(7)	8,100	8,136	0
General and administrative expenses	1,842	1,684	1,599	9	15	5,064	4,454	14
Commission expenses	408	402	378	1	8	1,192	1,099	8
Total other operating expenses	2,250	2,086	1,977	8	14	6,256	5,553	13
Total operating expenses	4,706	4,908	4,612	(4)	2	14,356	13,689	5
Income from continuing operations before taxes	826	1,812	1,622	(54)	(49)	4,460	5,341	(16)
Income tax expense	128	389	491	(67)	(74)	1,097	1,491	(26)
Net income	698	1,423	1,131	(51)	(38)	3,363	3,850	(13)
Net income/(loss) attributable to noncontrolling interests	(1)	5	16	–	–	11	43	(74)
Net income attributable to shareholders	699	1,418	1,115	(51)	(37)	3,352	3,807	(12)
Statement of operations metrics (%)
Return on regulatory capital	8.1	17.6	17.1	–	–	14.3	19.4	–
Cost/income ratio	83.7	72.6	73.4	–	–	75.7	71.6	–
Pre-tax income margin	14.7	26.8	25.8	–	–	23.5	27.9	–
Balance sheet statistics (CHF million)
Risk-weighted assets [1]	272,070	263,983	268,668	3	1	272,070	268,668	1
Total assets	835,969	855,691	916,536	(2)	(9)	835,969	916,536	(9)
Leverage exposure [1]	1,004,456	1,020,170	–	(2)	–	1,004,456	–	–
1 Disclosed on a fully phased-in look-through basis.
Core Results reporting by region
	in			% change		in		% change
	3Q15	2Q15	3Q14	QoQ	YoY	9M15	9M14	YoY
Net revenues (CHF million)
Switzerland	1,677	1,778	1,659	(6)	1	5,169	5,040	3
EMEA	1,103	1,365	1,440	(19)	(23)	3,966	4,453	(11)
Americas	1,630	2,336	2,340	(30)	(30)	6,241	7,422	(16)
Asia Pacific	881	1,054	989	(16)	(11)	3,003	2,557	17
Corporate Center	691	408	109	69	–	1,217	(33)	–
Net revenues	5,982	6,941	6,537	(14)	(8)	19,596	19,439	1
Income/(loss) from continuing operations before taxes (CHF million)
Switzerland	538	673	585	(20)	(8)	1,851	1,756	5
EMEA	(262)	(65)	181	303	–	(166)	520	–
Americas	(10)	536	363	–	–	1,039	260	300
Asia Pacific	256	408	330	(37)	(22)	1,129	765	48
Corporate Center	339	94	(158)	261	–	192	(970)	–
Income/(loss) from continuing operations before taxes	861	1,646	1,301	(48)	(34)	4,045	2,331	74
A significant portion of our business requires inter-regional coordination in order to facilitate the needs of our clients. The methodology for allocating our results by region is dependent on management judgment. For Wealth Management Clients and Corporate & Institutional Clients, results are allocated based on the management reporting structure of our relationship managers and the region where the transaction is recorded. For Asset Management, results are allocated based on the location of the investment advisors and sales teams. For Investment Banking, trading results are allocated based on where the risk is primarily managed and fee-based results are allocated where the client is domiciled.

Non-strategic results
	in / end of			% change		in / end of		% change
	3Q15	2Q15	3Q14	QoQ	YoY	9M15	9M14	YoY
Statements of operations (CHF million)
Net revenues	359	183	250	96	44	625	313	100
Provision for credit losses	19	13	6	46	217	36	15	140
Compensation and benefits	42	91	111	(54)	(62)	286	556	(49)
General and administrative expenses	255	241	439	6	(42)	696	2,712	(74)
Commission expenses	8	4	15	100	(47)	22	40	(45)
Total other operating expenses	263	245	454	7	(42)	718	2,752	(74)
Total operating expenses	305	336	565	(9)	(46)	1,004	3,308	(70)
Income/(loss) from continuing operations before taxes	35	(166)	(321)	–	–	(415)	(3,010)	(86)
Income tax expense/(benefit)	(45)	201	(125)	–	(64)	53	(275)	–
Income/(loss) from continuing operations	80	(367)	(196)	–	–	(468)	(2,735)	(83)
Income from discontinued operations	0	0	106	–	(100)	0	112	(100)
Net income/(loss) attributable to shareholders	80	(367)	(90)	–	–	(468)	(2,623)	(82)
Balance sheet statistics (CHF million)
Risk-weighted assets [1]	12,552	12,648	17,652	(1)	(29)	12,552	17,652	(29)
Total assets	21,649	22,768	36,539	(5)	(41)	21,649	36,539	(41)
Leverage exposure [1]	40,413	41,655	–	(3)	–	40,413	–	–
1 Disclosed on a fully phased-in look-through basis.
Personnel
Headcount at the end of 3Q15 was 48,100, up 1,500 from 2Q15 and up 2,600 from 3Q14. The increases reflected graduate hiring and contractor employee conversion, partially offset by a decrease in headcount resulting from our cost efficiency initiatives.
Number of employees by division
end of	3Q15	2Q15	3Q14
Number of employees by division (full-time equivalents)
Private Banking & Wealth Management	27,300	26,500	26,000
Investment Banking	20,500	19,800	19,200
Corporate Center	300	300	300
Number of employees	48,100	46,600	45,500

Key performance indicators
As previously disclosed, our key performance indicators (KPIs) for the Group and for our business divisions are assessed annually as part of our normal planning process and may be revised to reflect our strategic plan, the regulatory environment and market and industry trends. As a result of the implementation of our new strategy announced on October 21, 2015, we plan to revise our KPIs as part of our year-end 2015 financial reporting. The KPIs presented below relate to our 3Q15 results under our organizational structure prior to the October 21, 2015 announcement of our new strategy.
> Refer to “Strategy announcement and investor day” in Credit Suisse for further information.
Collaboration revenues
Collaboration revenues are calculated as the percentage of the Group’s net revenues represented by the aggregate collaboration revenues arising when more than one of the Group’s divisions participate in a transaction. Within the Private Banking & Wealth Management division, collaboration revenues include revenues arising from cross-selling and client referral activities between the Wealth Management Clients and Corporate & Institutional Clients businesses on the one hand and the Asset Management and the securities trading and sales businesses on the other hand.
> Refer to “Key performance indicators” in II – Operating and financial review – Core Results – Information and developments in the Credit Suisse Annual Report 2014 for further information on key performance indicators including collaboration revenues.
Key performance indicators applicable until 3Q15
in / end of	Target	3Q15	9M15	2014	2013	2012
Growth (%)
Collaboration revenues	18 - 20% of net revenues	16.6	15.3	16.7	17.7	18.6
Efficiency and performance (%)
Total shareholder return (Credit Suisse) [1]	Superior return vs. peer group	(8.9)	(3.9)	(5.6)	26.0	4.8
Total shareholder return of peer group [1,2]	–	(10.2)	(1.8)	(0.7)	34.3	52.8
Return on equity attributable to shareholders (annualized)	Above 15%	7.1	9.0	4.4	5.7	3.9
Core Results cost/income ratio	Below 70%	83.8	78.4	86.8	85.4	91.1
Capital (%)
Look-through CET1 ratio	11%	10.2	10.2	10.1	10.0	–
1
Source: Bloomberg. Total shareholder return is calculated as equal to the appreciation or depreciation of a particular share, plus any dividends, over a given period, expressed as a percentage of the share's value at the beginning of the period.

2
The peer group for this comparison comprises Bank of America, Barclays, BNP Paribas, Citigroup, Deutsche Bank, Goldman Sachs, HSBC, JPMorgan Chase, Morgan Stanley, Nomura, Société Générale and UBS. The total shareholder return of this peer group is calculated as a simple, unweighted average of the return reported by Bloomberg for each of the members of the peer group.

Overview of Core Results
	Private Banking & Wealth Management			Investment Banking			Corporate Center			Core Results			[1]	of which strategic results			of which non-strategic results
in / end of period	3Q15	2Q15	3Q14	3Q15	2Q15	3Q14	3Q15	2Q15	3Q14	3Q15	2Q15	3Q14		3Q15	2Q15	3Q14	3Q15	2Q15	3Q14
Statements of operations (CHF million)
Net revenues	2,935	3,152	3,125	2,356	3,381	3,303	691	408	109	5,982	6,941	6,537		5,623	6,758	6,287	359	183	250
Provision for credit losses	80	44	25	30	7	36	0	0	(2)	110	51	59		91	38	53	19	13	6
Compensation and benefits	1,214	1,248	1,194	1,159	1,545	1,450	125	120	102	2,498	2,913	2,746		2,456	2,822	2,635	42	91	111
General and administrative expenses	837	774	795	1,050	959	1,076	210	192	167	2,097	1,925	2,038		1,842	1,684	1,599	255	241	439
Commission expenses	157	149	168	242	255	225	17	2	0	416	406	393		408	402	378	8	4	15
Total other operating expenses	994	923	963	1,292	1,214	1,301	227	194	167	2,513	2,331	2,431		2,250	2,086	1,977	263	245	454
Total operating expenses	2,208	2,171	2,157	2,451	2,759	2,751	352	314	269	5,011	5,244	5,177		4,706	4,908	4,612	305	336	565
Income/(loss) from continuing operations before taxes	647	937	943	(125)	615	516	339	94	(158)	861	1,646	1,301		826	1,812	1,622	35	(166)	(321)
Income tax expense/(benefit)	–	–	–	–	–	–	–	–	–	83	590	366		128	389	491	(45)	201	(125)
Income/(loss) from continuing operations	–	–	–	–	–	–	–	–	–	778	1,056	935		698	1,423	1,131	80	(367)	(196)
Income from discontinued operations	–	–	–	–	–	–	–	–	–	0	0	106		0	0	0	0	0	106
Net income/(loss)	–	–	–	–	–	–	–	–	–	778	1,056	1,041		698	1,423	1,131	80	(367)	(90)
Net income/(loss) attributable to noncontrolling interests	–	–	–	–	–	–	–	–	–	(1)	5	16		(1)	5	16	0	0	0
Net income/(loss) attributable to shareholders	–	–	–	–	–	–	–	–	–	779	1,051	1,025		699	1,418	1,115	80	(367)	(90)
Statement of operations metrics (%)
Return on regulatory capital	16.5	23.5	27.3	–	9.9	8.3	56.7	18.8	–	8.1	15.3	12.8		8.1	17.6	17.1	–	–	–
Cost/income ratio	75.2	68.9	69.0	104.0	81.6	83.3	–	–	–	83.8	75.6	79.2		83.7	72.6	73.4	–	–	–
Pre-tax income margin	22.0	29.7	30.2	(5.3)	18.2	15.6	–	–	–	14.4	23.7	19.9		14.7	26.8	25.8	–	–	–
Effective tax rate	–	–	–	–	–	–	–	–	–	9.6	35.8	28.1		15.5	21.5	30.3	–	–	–
Net income margin	–	–	–	–	–	–	–	–	–	13.0	15.1	15.7		12.4	21.0	17.7	–	–	–
Balance sheet statistics (CHF million)
Risk-weighted assets [2]	108,344	105,793	106,726	160,535	156,003	163,356	15,743	14,835	16,238	284,622	276,631	286,320		272,070	263,983	268,668	12,552	12,648	17,652
Total assets	345,282	356,057	342,032	430,089	459,977	565,084	82,247	62,425	45,959	857,618	878,459	953,075		835,969	855,691	916,536	21,649	22,768	36,539
Leverage exposure [2]	373,007	380,157	–	601,339	631,118	–	70,523	50,550	–	1,044,869	1,061,825	–		1,004,456	1,020,170	–	40,413	41,655	–
Net loans	242,019	238,896	233,002	32,776	31,246	32,215	30	29	26	274,825	270,171	265,243		–	–	–	–	–	–
Goodwill	2,282	2,212	2,269	6,244	6,026	6,166	–	–	–	8,526	8,238	8,435		–	–	–	–	–	–
1 Core Results include the results of our integrated banking business, excluding revenues and expenses in respect of noncontrolling interests without SEI.
2 Disclosed on a fully phased-in look-through basis.
Compensation and benefits
Compensation and benefits for a given year reflect the strength and breadth of the business results and staffing levels and include fixed components, such as salaries, benefits and the amortization of share-based and other deferred compensation from prior-year awards, and a discretionary variable component.
The variable component reflects the performance-based variable compensation for the current year. The portion of the performance-based compensation for the current year deferred through share-based and other awards is expensed in future periods and is subject to vesting and other conditions.
> Refer to “Compensation and benefits” in II – Operating and financial review – Core Results – Information and developments in the Credit Suisse Annual Report 2014 for further information.
Fair valuations
Fair value can be a relevant measurement for financial instruments when it aligns the accounting for these instruments with how we manage our business. The levels of the fair value hierarchy as defined by the relevant accounting guidance are not a measurement of economic risk, but rather an indication of the observability of prices or valuation inputs.
> Refer to “Note 1 – Summary of significant accounting policies” and “Note 27 – Financial instruments” in III – Condensed consolidated financial statements – unaudited for further information.
Models were used to value financial instruments for which no prices are available and which have little or no observable inputs (level 3). Models are developed internally and are reviewed by functions independent of the front office to ensure they are appropriate for current market conditions. The models require subjective assessment and varying degrees of judgment depending on liquidity, concentration, pricing assumptions and risks affecting the specific instrument. The models consider observable and unobservable parameters in calculating the value of these products, including certain indices relating to these products. Consideration of these indices is more significant in periods of lower market activity.
As of the end of 3Q15, 42% and 27% of our total assets and total liabilities, respectively, were measured at fair value.
While the majority of our level 3 assets are recorded in Investment Banking, some are recorded in Private Banking & Wealth Management’s Asset Management business, specifically certain private equity investments. Total assets at fair value recorded as level 3 increased CHF 0.7 billion to CHF 33.6 billion as of the end of 3Q15, primarily reflecting the foreign exchange translation impact, mainly in trading assets and loans, partially offset by realized and unrealized losses, mainly in trading assets and loans.
Our level 3 assets, excluding assets attributable to noncontrolling interests and assets of consolidated variable interest entities (VIEs) that are not risk-weighted assets under the Basel framework, were CHF 30.1 billion, compared to CHF 29.3 billion as of the end of 2Q15. As of the end of 3Q15, these assets comprised 4% of total assets and 9% of total assets measured at fair value, both adjusted on the same basis, compared to 3% and 8%, respectively, as of the end of 2Q15.
We believe that the range of any valuation uncertainty, in the aggregate, would not be material to our financial condition, however, it may be material to our operating results for any particular period, depending, in part, upon the operating results for such period.
22 / 23

Private Banking & Wealth Management
In 3Q15, we reported income before taxes of CHF 647 million and net revenues of CHF 2,935 million.
In our strategic businesses, we reported income before taxes of CHF 753 million and net revenues of CHF 2,911 million. Compared to 3Q14, income before taxes decreased reflecting lower recurring commissions and fees, lower transaction- and performance-based revenues, higher provision for credit losses and slightly higher operating expenses, partially offset by higher net interest income. Compared to 2Q15, income before taxes decreased mainly reflecting lower transaction- and performance-based revenues, higher provision for credit losses and slightly lower recurring commissions and fees, partially offset by higher net interest income. In our non-strategic businesses we reported a loss before taxes of CHF 106 million.
In 3Q15, assets under management for the division were CHF 1,293.9 billion and we attracted net new assets of CHF 16.4 billion.
Divisional results
	in / end of			% change		in / end of		% change
	3Q15	2Q15	3Q14	QoQ	YoY	9M15	9M14	YoY
Statements of operations (CHF million)
Net revenues	2,935	3,152	3,125	(7)	(6)	9,059	9,411	(4)
of which strategic results	2,911	3,091	2,939	(6)	(1)	8,972	8,902	1
of which non-strategic results	24	61	186	(61)	(87)	87	509	(83)
Provision for credit losses	80	44	25	82	220	153	81	89
Compensation and benefits	1,214	1,248	1,194	(3)	2	3,691	3,719	(1)
General and administrative expenses	837	774	795	8	5	2,336	3,898	(40)
Commission expenses	157	149	168	5	(7)	461	507	(9)
Total other operating expenses	994	923	963	8	3	2,797	4,405	(37)
Total operating expenses	2,208	2,171	2,157	2	2	6,488	8,124	(20)
of which strategic results	2,082	2,059	2,041	1	2	6,148	6,110	1
of which non-strategic results	126	112	116	13	9	340	2,014	(83)
Income/(loss) before taxes	647	937	943	(31)	(31)	2,418	1,206	100
of which strategic results	753	1,001	872	(25)	(14)	2,692	2,719	(1)
of which non-strategic results	(106)	(64)	71	66	–	(274)	(1,513)	(82)
Statement of operations metrics (%)
Return on regulatory capital	16.5	23.5	27.3	–	–	20.4	12.0	–
Cost/income ratio	75.2	68.9	69.0	–	–	71.6	86.3	–
Pre-tax income margin	22.0	29.7	30.2	–	–	26.7	12.8	–
Economic risk capital and return
Average economic risk capital (CHF million)	10,057	10,297	10,102	(2)	0	10,318	10,016	3
Pre-tax return on average economic risk capital (%) [1]	26.1	36.7	37.8	–	–	47.4	24.8	–
Assets under management (CHF billion)
Assets under management	1,293.9	1,355.7	1,366.1	(4.6)	(5.3)	1,293.9	1,366.1	(5.3)
Net new assets	16.4	14.2	7.4	15.5	121.6	47.6	31.2	52.6
Number of employees and relationship managers
Number of employees (full-time equivalents)	27,300	26,500	26,000	3	5	27,300	26,000	5
Number of relationship managers	4,250	4,260	4,270	0	0	4,250	4,270	0
1 Calculated using a return excluding interest costs for allocated goodwill.

Divisional results (continued)
	in / end of			% change		in / end of		% change
	3Q15	2Q15	3Q14	QoQ	YoY	9M15	9M14	YoY
Net revenue detail (CHF million)
Net interest income	1,147	1,106	980	4	17	3,244	2,929	11
Recurring commissions and fees	1,070	1,108	1,191	(3)	(10)	3,273	3,564	(8)
Transaction- and performance-based revenues	762	939	846	(19)	(10)	2,633	2,668	(1)
Other revenues [1]	(44)	(1)	108	–	–	(91)	250	–
Net revenues	2,935	3,152	3,125	(7)	(6)	9,059	9,411	(4)
Provision for credit losses (CHF million)
New provisions	113	65	43	74	163	226	155	46
Releases of provisions	(33)	(21)	(18)	57	83	(73)	(74)	(1)
Provision for credit losses	80	44	25	82	220	153	81	89
Balance sheet statistics (CHF million)
Net loans	242,019	238,896	233,002	1	4	242,019	233,002	4
of which Wealth Management Clients	173,013	170,450	164,147	2	5	173,013	164,147	5
of which Corporate & Institutional Clients	66,945	66,490	66,791	1	0	66,945	66,791	0
Deposits	299,664	298,431	298,044	0	1	299,664	298,044	1
of which Wealth Management Clients	222,603	217,985	217,221	2	2	222,603	217,221	2
of which Corporate & Institutional Clients	73,515	76,932	76,916	(4)	(4)	73,515	76,916	(4)
1 Includes investment-related gains/(losses), equity participations and other gains/(losses) and fair value gains/(losses) on the Clock Finance transaction.
Key performance indicators
We target a divisional cost/income ratio of 65% for the Private Banking & Wealth Management division. In 3Q15, the cost/income ratio was 75.2%. The cost/income ratio for our strategic results was 71.5% in 3Q15, up two percentage points compared to 3Q14 and up five percentage points compared to 2Q15.
We also target net new assets growth of 6% for both the Wealth Management Clients and Asset Management businesses. In 3Q15, the annualized quarterly growth rates in Wealth Management Clients and Asset Management were 5.0% and 5.7%, respectively.
> Refer to “Key performance indicators” in Core Results for further information.

Strategic and non-strategic results
	Strategic results			Non-strategic results			Private Banking & Wealth Management
in / end of	3Q15	2Q15	3Q14	3Q15	2Q15	3Q14	3Q15	2Q15	3Q14
Statements of operations (CHF million)
Net revenues	2,911	3,091	2,939	24	61	186	2,935	3,152	3,125
Provision for credit losses	76	31	26	4	13	(1)	80	44	25
Compensation and benefits	1,187	1,233	1,150	27	15	44	1,214	1,248	1,194
Total other operating expenses	895	826	891	99	97	72	994	923	963
Total operating expenses	2,082	2,059	2,041	126	112	116	2,208	2,171	2,157
Income/(loss) before taxes	753	1,001	872	(106)	(64)	71	647	937	943
Balance sheet statistics (CHF million)
Risk-weighted assets	103,933	101,319	100,114	4,411	4,474	6,612	108,344	105,793	106,726
Total assets	339,336	348,074	328,636	5,946	7,983	13,396	345,282	356,057	342,032
Leverage exposure	369,133	376,290	–	3,874	3,867	–	373,007	380,157	–
Strategic results
Overview
Our strategic results comprise businesses from Wealth Management Clients, Corporate & Institutional Clients and Asset Management.
3Q15 results
In 3Q15, our strategic businesses reported income before taxes of CHF 753 million and net revenues of CHF 2,911 million.
Compared to 3Q14, net revenues were stable mainly reflecting lower recurring commissions and fees and lower transaction- and performance-based revenues offset by higher net interest income. Net revenues decreased compared to 2Q15, mainly driven by lower transaction- and performance-based revenues and slightly lower recurring commissions and fees, partially offset by higher net interest income. Provision for credit losses was CHF 76 million on a net loan portfolio of CHF 240.0 billion. Total operating expenses were slightly higher compared to 3Q14 mainly reflecting slightly higher compensation and benefits. Compared to 2Q15, total operating expenses were stable with higher general and administrative expenses offset by lower compensation and benefits.
Capital and leverage metrics
At the end of 3Q15, Private Banking & Wealth Management strategic businesses reported risk-weighted assets of CHF 103.9 billion, an increase of CHF 2.6 billion compared to the end of 2Q15. The increase was mainly driven by foreign exchange movements, model and parameter updates and methodology changes, partially offset by business reductions. Leverage exposure was CHF 369.1 billion, reflecting a decrease of 1.9% compared to the end of 2Q15.
Business developments
On July 1, 2015, the Group transferred the credit and charge cards issuing business (cards issuing business) to Swisscard AECS GmbH, an entity in which the Group holds a significant equity interest. As a result of the transfer, the cards issuing business was deconsolidated as of July 1, 2015, including the pre-existing noncontrolling interest in the cards issuing business. Consequently, income/revenues and expenses from the cards issuing business are no longer fully reflected in the Group’s consolidated financial statements or in the Wealth Management Clients results within the Private Banking & Wealth Management segment, but the Group’s share of net income from the equity method investment in Swisscard AECS GmbH is recorded within net revenues in all three presentations. At the same time, the Group’s net income attributable to noncontrolling interests is reduced as a result of the deconsolidation. Given that Swisscard AECS GmbH continues to be an equity method investment of the Group, the aggregate impact of the deconsolidation on the Group’s net income/(loss) attributable to shareholders is not material.

Strategic results
	in / end of			% change		in / end of		% change
	3Q15	2Q15	3Q14	QoQ	YoY	9M15	9M14	YoY
Statements of operations (CHF million)
Net interest income	1,137	1,096	968	4	17	3,214	2,885	11
Recurring commissions and fees	1,047	1,082	1,149	(3)	(9)	3,196	3,424	(7)
Transaction- and performance-based revenues	750	925	827	(19)	(9)	2,597	2,611	(1)
Other revenues	(23)	(12)	(5)	92	360	(35)	(18)	94
Net revenues	2,911	3,091	2,939	(6)	(1)	8,972	8,902	1
New provisions	107	53	43	102	149	204	128	59
Releases of provisions	(31)	(22)	(17)	41	82	(72)	(55)	31
Provision for credit losses	76	31	26	145	192	132	73	81
Compensation and benefits	1,187	1,233	1,150	(4)	3	3,625	3,559	2
General and administrative expenses	743	680	731	9	2	2,074	2,063	1
Commission expenses	152	146	160	4	(5)	449	488	(8)
Total other operating expenses	895	826	891	8	0	2,523	2,551	(1)
Total operating expenses	2,082	2,059	2,041	1	2	6,148	6,110	1
Income before taxes	753	1,001	872	(25)	(14)	2,692	2,719	(1)
of which Wealth Management Clients	477	669	536	(29)	(11)	1,782	1,683	6
of which Corporate & Institutional Clients	210	244	240	(14)	(13)	684	697	(2)
of which Asset Management	66	88	96	(25)	(31)	226	339	(33)
Statement of operations metrics (%)
Return on regulatory capital	19.7	25.8	26.7	–	–	23.3	28.7	–
Cost/income ratio	71.5	66.6	69.4	–	–	68.5	68.6	–
Pre-tax income margin	25.9	32.4	29.7	–	–	30.0	30.5	–
Balance sheet statistics (CHF million)
Risk-weighted assets	103,933	101,319	100,114	3	4	103,933	100,114	4
Total assets	339,336	348,074	328,636	(3)	3	339,336	328,636	3
Leverage exposure	369,133	376,290	–	(2)	–	369,133	–	–
Results detail
The following provides a comparison of our 3Q15 strategic results versus 3Q14 (YoY) and versus 2Q15 (QoQ).
Net revenues
Net interest income includes a term spread credit on stable deposit funding and a term spread charge on loans. Recurring commissions and fees includes investment product management, discretionary mandate and other asset management-related fees, fees for general banking products and services and revenues from wealth structuring solutions. Transaction- and performance-based revenues arise primarily from brokerage and product issuing fees, fees from foreign exchange client transactions, performance-based fees related to assets under management and custody assets, trading and sales income, placement fees, equity participations income and other transaction-based income. Other revenues include investment-related gains and losses and equity participations and other gains and losses.
YoY: Stable at CHF 2,911 million
Net revenues were stable reflecting lower recurring commissions and fees, lower transaction- and performance-based revenues and lower other revenues, offset by higher net interest income. Recurring commissions and fees decreased reflecting lower banking services fees due to the deconsolidation of the cards issuing business, lower asset management fees, lower investment product fees and lower security account and custody services fees, partially offset by higher investment advisory fees and higher discretionary mandate management fees. Transaction- and performance-based revenues decreased reflecting lower brokerage and product issuing fees, lower sales and trading revenues and lower corporate advisory fees related to integrated solutions, partially offset by higher performance fees. Lower other revenues reflected investment-related losses partially offset by a gain on a credit risk hedge. Net interest income increased with significantly higher loan margins on higher average loan volumes, partially offset by lower deposit margins on higher average deposit volumes.
QoQ: Down 6% from CHF 3,091 million to CHF 2,911 million
Net revenues decreased driven by lower transaction- and performance-based revenues, slightly lower recurring commissions and fees and lower other revenues, partially offset by higher net interest income. Transaction- and performance-based revenues decreased reflecting lower brokerage and product issuing fees, lower sales and trading revenues and lower performance fees and carried interest, partially offset by higher corporate advisory fees related to integrated solutions. Recurring commissions and fees decreased slightly, reflecting lower banking services fees due to the deconsolidation of the cards issuing business, lower security account and custody services fees and lower investment product fees, partially offset by higher investment advisory fees and slightly higher asset management fees. Lower other revenues reflected investment-related losses partially offset by a gain on a credit risk hedge. Net interest income increased reflecting slightly higher loan margins and higher deposit margins on stable average loan and deposit volumes.
Provision for credit losses
The Wealth Management Clients loan portfolio is substantially comprised of residential mortgages in Switzerland and loans collateralized by securities. Our Corporate & Institutional Clients loan portfolio has relatively low concentrations and is mainly secured by mortgages, securities and other financial collateral.
YoY: Up 192% from CHF 26 million to CHF 76 million
Wealth Management Clients recorded net provisions of CHF 36 million and Corporate & Institutional Clients recorded net provisions of CHF 40 million in 3Q15. The increase in Wealth Management Clients reflected two cases which were offset by a gain on a credit risk hedge recognized in other revenues.
QoQ: Up 145% from CHF 31 million to CHF 76 million
Provision for credit losses was higher in Wealth Management Clients and higher in Corporate & Institutional Clients. The increase in Wealth Management Clients mainly reflected two cases which were offset by a gain on a credit risk hedge recognized in other revenues. The increase in Corporate & Institutional Clients reflected a small number of individual cases. In 2Q15, Wealth Management Clients recorded net provisions of CHF 7 million while Corporate & Institutional Clients recorded net provisions of CHF 24 million.
Operating expenses
Compensation and benefits
YoY: Up 3% from CHF 1,150 million to CHF 1,187 million
Compensation and benefits were slightly higher reflecting higher salary expenses driven by higher headcount and higher deferred compensation expenses from prior-year awards, partially offset by slightly lower discretionary compensation expenses.
QoQ: Down 4% from CHF 1,233 million to CHF 1,187 million
Compensation and benefits decreased reflecting lower discretionary compensation expenses and lower social security costs, partially offset by higher salary expenses driven by higher headcount and higher deferred compensation expenses from prior-year awards.
General and administrative expenses
YoY: Up 2% from CHF 731 million to CHF 743 million
General and administrative expenses were slightly higher reflecting higher professional services fees and higher litigation provisions partially offset by lower costs related to the deconsolidation of the cards issuing business.
QoQ: Up 9% from CHF 680 million to CHF 743 million
General and administrative expenses increased with higher litigation provisions and higher professional services fees, partially offset by lower costs related to the deconsolidation of the cards issuing business.
Wealth Management Clients
Net revenues
Net interest income
YoY: Up 20% from CHF 695 million to CHF 837 million
Net interest income increased with higher loan margins and higher deposit margins on higher average loan and deposit volumes.
QoQ: Up 2% from CHF 821 million to CHF 837 million
Net interest income was slightly higher with stable loan margins and slightly higher deposit margins on slightly higher average loan and deposit volumes.
Recurring commissions and fees
YoY: Down 10% from CHF 744 million to CHF 670 million
Recurring commissions and fees decreased mainly reflecting lower banking services fees due to the deconsolidation of the cards issuing business. Excluding this impact of CHF 59 million, recurring commissions and fees were slightly lower reflecting lower investment product management fees and lower security account and custody services fees, partially offset by higher investment advisory fees and higher discretionary mandate management fees.
QoQ: Down 7% from CHF 717 million to CHF 670 million
Recurring commissions and fees decreased mainly reflecting lower banking services fees due to the deconsolidation of the cards issuing business. Excluding this impact of CHF 59 million, recurring commissions and fees were slightly higher reflecting higher investment advisory fees and higher revenues from wealth structuring solutions partially offset by lower security account and custody services fees and lower fees from lending activities.
Transaction- and performance-based revenues
YoY: Down 15% from CHF 603 million to CHF 512 million
Lower transaction- and performance-based revenues reflected lower brokerage and product issuing fees, lower equity participations income reflecting a gain related to a more capital-efficient positioning of our liquidity portfolio in 3Q14 and lower corporate advisory fees related to integrated solutions.
QoQ: Down 22% from CHF 659 million to CHF 512 million
Transaction- and performance-based revenues decreased with lower brokerage and product issuing fees, lower sales and trading revenues and lower equity participations income reflecting dividends from our ownership interest in SIX Group AG in 2Q15, partially offset by higher corporate advisory fees related to integrated solutions.

Results – Wealth Management Clients
	in / end of			% change		in / end of		% change
	3Q15	2Q15	3Q14	QoQ	YoY	9M15	9M14	YoY
Statements of operations (CHF million)
Net revenues	2,041	2,197	2,042	(7)	0	6,349	6,133	4
Provision for credit losses	36	7	17	414	112	60	50	20
Total operating expenses	1,528	1,521	1,489	0	3	4,507	4,400	2
Income before taxes	477	669	536	(29)	(11)	1,782	1,683	6
Statement of operations metrics (%)
Return on regulatory capital	21.2	29.4	28.3	–	–	26.5	30.4	–
Cost/income ratio	74.9	69.2	72.9	–	–	71.0	71.7	–
Pre-tax income margin	23.4	30.5	26.2	–	–	28.1	27.4	–
Net revenue detail (CHF million)
Net interest income	837	821	695	2	20	2,399	2,089	15
Recurring commissions and fees	670	717	744	(7)	(10)	2,087	2,202	(5)
Transaction- and performance-based revenues	512	659	603	(22)	(15)	1,841	1,842	0
Other revenues	22	0	0	–	–	22	0	–
Net revenues	2,041	2,197	2,042	(7)	0	6,349	6,133	4
Gross and net margin (annualized) (bp)
Net interest income	41	38	33	–	–	38	34	–
Recurring commissions and fees	33	33	35	–	–	33	36	–
Transaction- and performance-based revenues	25	31	29	–	–	29	30	–
Other revenues	1	0	0	–	–	1	0	–
Gross margin [1]	100	102	97	–	–	101	100	–
Net margin [2]	23	31	25	–	–	28	27	–
Balance sheet statistics (CHF million)
Risk-weighted assets	54,939	53,303	50,601	3	9	54,939	50,601	9
Number of relationship managers
Switzerland	1,650	1,660	1,670	(1)	(1)	1,650	1,670	(1)
EMEA	1,010	1,010	1,050	0	(4)	1,010	1,050	(4)
Americas	550	540	550	2	0	550	550	0
Asia Pacific	520	520	480	0	8	520	480	8
Number of relationship managers	3,730	3,730	3,750	0	(1)	3,730	3,750	(1)
1 Net revenues divided by average assets under management.
2 Income before taxes divided by average assets under management.
Gross margin
Our gross margin was 100 basis points in 3Q15, three basis points higher compared to 3Q14, mainly reflecting higher net interest income and a 3.4% decrease in average assets under management, partially offset by lower transaction- and performance-based revenues and lower recurring commissions and fees. Compared to 2Q15, our gross margin was two basis points lower, reflecting lower transaction- and performance-based revenues and lower recurring commissions and fees, partially offset by a 4.8% decrease in average assets under management. The decrease in average assets under management mainly reflected the implementation of an updated assets under management policy in 3Q15.
> Refer to “Assets under management” for further information.
Net margin
Our net margin was 23 basis points in 3Q15, two basis points lower compared to 3Q14, reflecting lower transaction- and performance-based revenues, lower recurring commissions and fees and slightly higher operating expenses, partially offset by higher net interest income and a 3.4% decrease in average assets under management. Compared to 2Q15, our net margin was down eight basis points, reflecting lower transaction- and performance-based revenues, the increased litigation provisions and lower recurring commissions and fees, partially offset by a 4.8% decrease in average assets under management and slightly higher net interest income.

Assets under management – Wealth Management Clients
	in / end of			% change		in / end of		% change
	3Q15	2Q15	3Q14	QoQ	YoY	9M15	9M14	YoY
Assets under management by region (CHF billion)
Switzerland	265.6	284.6	287.8	(6.7)	(7.7)	265.6	287.8	(7.7)
EMEA	222.7	227.9	241.8	(2.3)	(7.9)	222.7	241.8	(7.9)
Americas	174.5	186.0	191.8	(6.2)	(9.0)	174.5	191.8	(9.0)
Asia Pacific	133.0	149.2	142.9	(10.9)	(6.9)	133.0	142.9	(6.9)
Assets under management	795.8	847.7	864.3	(6.1)	(7.9)	795.8	864.3	(7.9)
Average assets under management (CHF billion)
Average assets under management	817.7	858.5	846.1	(4.8)	(3.4)	839.7	820.7	2.3
Assets under management by currency (CHF billion)
USD	347.6	357.7	348.3	(2.8)	(0.2)	347.6	348.3	(0.2)
EUR	134.3	137.6	155.6	(2.4)	(13.7)	134.3	155.6	(13.7)
CHF	178.2	192.2	194.1	(7.3)	(8.2)	178.2	194.1	(8.2)
Other	135.7	160.2	166.3	(15.3)	(18.4)	135.7	166.3	(18.4)
Assets under management	795.8	847.7	864.3	(6.1)	(7.9)	795.8	864.3	(7.9)
Net new assets by region (CHF billion)
Switzerland	2.9	2.6	(1.5)	11.5	–	7.2	5.0	44.0
EMEA	2.5	1.0	0.8	150.0	212.5	1.9	0.2	–
Americas	1.3	(0.9)	(0.4)	–	–	2.7	1.9	42.1
Asia Pacific	3.8	6.3	6.2	(39.7)	(38.7)	14.7	16.0	(8.1)
Net new assets	10.5	9.0	5.1	16.7	105.9	26.5	23.1	14.7
Growth in assets under management (CHF billion)
Net new assets	10.5	9.0	5.1	–	–	26.5	23.1	–
Other effects	(62.4)	(22.5)	29.5	–	–	(105.2)	50.5	–
of which market movements	(40.9)	(3.8)	1.3	–	–	(24.9)	22.6	–
of which currency	20.1	(16.9)	27.0	–	–	(33.4)	28.2	–
of which other	(41.6)	(1.8)	1.2	–	–	(46.9)	(0.3)	–
Growth in assets under management	(51.9)	(13.5)	34.6	–	–	(78.7)	73.6	–
Growth in assets under management (annualized) (%)
Net new assets	5.0	4.2	2.5	–	–	4.0	3.9	–
Other effects	(29.5)	(10.5)	14.2	–	–	(16.0)	8.5	–
Growth in assets under management (annualized)	(24.5)	(6.3)	16.7	–	–	(12.0)	12.4	–
Growth in assets under management (rolling four-quarter average) (%)
Net new assets	3.6	3.1	3.2	–	–	–	–	–
Other effects	(11.5)	(0.9)	7.2	–	–	–	–	–
Growth in assets under management (rolling four-quarter average)	(7.9)	2.2	10.4	–	–	–	–	–

Corporate & Institutional Clients
Net revenues
Net interest income
YoY: Up 10% from CHF 273 million to CHF 300 million
Net interest income was higher with significantly higher loan margins on slightly higher average loan volumes partially offset by significantly lower deposit margins on stable average deposit volumes.
QoQ: Up 9% from CHF 275 million to CHF 300 million
Higher net interest income reflected higher loan margins on stable average loan volumes and higher deposit margins on lower average deposit volumes.
Recurring commissions and fees
YoY: Up 5% from CHF 113 million to CHF 119 million
Recurring commissions and fees were higher mainly reflecting increased fees from lending activities partially offset by lower revenues from wealth structuring solutions.
QoQ: Up 3% from CHF 115 million to CHF 119 million
Recurring commissions and fees increased slightly with higher fees from lending activities partially offset by lower security account and custody services fees.
Transaction- and performance-based revenues
YoY: Down 6% from CHF 107 million to CHF 101 million
Transaction- and performance-based revenues decreased reflecting lower sales and trading revenues and lower brokerage and product issuing fees, partially offset by higher corporate advisory fees related to integrated solutions.
QoQ: Down 19% from CHF 125 million to CHF 101 million
Transaction- and performance-based revenues decreased mainly reflecting lower sales and trading revenues and lower brokerage and product issuing fees, partially offset by higher corporate advisory fees related to integrated solutions.
Results – Corporate & Institutional Clients
	in / end of			% change		in / end of		% change
	3Q15	2Q15	3Q14	QoQ	YoY	9M15	9M14	YoY
Statements of operations (CHF million)
Net revenues	510	508	488	0	5	1,502	1,455	3
Provision for credit losses	40	24	9	67	344	72	23	213
Total operating expenses	260	240	239	8	9	746	735	1
Income before taxes	210	244	240	(14)	(13)	684	697	(2)
Statement of operations metrics (%)
Return on regulatory capital	16.6	18.8	21.3	–	–	17.7	21.1	–
Cost/income ratio	51.0	47.2	49.0	–	–	49.7	50.5	–
Pre-tax income margin	41.2	48.0	49.2	–	–	45.5	47.9	–
Net revenue detail (CHF million)
Net interest income	300	275	273	9	10	815	796	2
Recurring commissions and fees	119	115	113	3	5	357	348	3
Transaction- and performance-based revenues	101	125	107	(19)	(6)	352	342	3
Other revenues [1]	(10)	(7)	(5)	43	100	(22)	(31)	(29)
Net revenues	510	508	488	0	5	1,502	1,455	3
Balance sheet statistics (CHF million)
Risk-weighted assets	36,941	36,036	37,303	3	(1)	36,941	37,303	(1)
Number of relationship managers
Number of relationship managers (Switzerland)	520	530	520	(2)	0	520	520	0
1 Reflects fair value gains/(losses) on the Clock Finance transaction.

Asset Management
Net revenues
Fee-based revenues
YoY: Down 3% from CHF 398 million to CHF 385 million
Fee-based revenues decreased slightly reflecting lower asset management fees and lower placement fees, partially offset by higher equity participations income and higher performance fees. The decrease in asset management fees reflected the absence of asset management fees from Hedging-Griffo following the change in fund management from Hedging-Griffo to a new venture in Brazil, Verde Asset Management, in which we have a significant investment.
QoQ: Up 3% from CHF 372 million to CHF 385 million
Fee-based revenues increased slightly reflecting higher equity participations income and slightly higher asset management fees, partially offset by lower carried interest and lower performance fees.
Investment-related gains/(losses)
YoY: Down from CHF 11 million to CHF (20) million
In 3Q15, we recognized investment-related losses primarily reflecting losses in hedge fund investments and from the real estate sector.
QoQ: Down from CHF 8 million to CHF (20) million
In 3Q15, we recognized investment-related losses primarily reflecting losses in hedge fund investments and from the real estate sector.
Equity participations and other gains/(losses)
YoY: Up from zero to CHF 1 million
In 3Q15, we recognized an equity participation gain of CHF 1 million related to Asset Management Finance LLC (AMF).
QoQ: Up from CHF (1) million to CHF 1 million
In 2Q15, we recognized an impairment of CHF 1 million related to AMF.
Results – Asset Management
	in / end of			% change		in / end of		% change
	3Q15	2Q15	3Q14	QoQ	YoY	9M15	9M14	YoY
Statements of operations (CHF million)
Net revenues	360	386	409	(7)	(12)	1,121	1,314	(15)
Provision for credit losses	0	0	0	–	–	0	0	–
Total operating expenses	294	298	313	(1)	(6)	895	975	(8)
Income before taxes	66	88	96	(25)	(31)	226	339	(33)
Statement of operations metrics (%)
Return on regulatory capital	21.2	28.5	40.1	–	–	23.9	53.3	–
Cost/income ratio	81.7	77.2	76.5	–	–	79.8	74.2	–
Pre-tax income margin	18.3	22.8	23.5	–	–	20.2	25.8	–
Net revenue detail (CHF million)
Recurring commissions and fees	258	250	292	3	(12)	752	874	(14)
Transaction- and performance-based revenues	137	141	117	(3)	17	404	427	(5)
Other revenues	(35)	(5)	0	–	–	(35)	13	–
Net revenues	360	386	409	(7)	(12)	1,121	1,314	(15)
Net revenue detail by type (CHF million)
Asset management fees	258	250	292	3	(12)	752	874	(14)
Placement, transaction and other fees	62	61	63	2	(2)	171	178	(4)
Performance fees and carried interest	25	32	22	(22)	14	86	161	(47)
Equity participations income	40	29	21	38	90	101	51	98
Fee-based revenues	385	372	398	3	(3)	1,110	1,264	(12)
Investment-related gains/(losses)	(20)	8	11	–	–	(1)	36	–
Equity participations and other gains/(losses)	1	(1)	0	–	–	9	3	200
Other revenues [1]	(6)	7	0	–	–	3	11	(73)
Net revenues	360	386	409	(7)	(12)	1,121	1,314	(15)
Fee-based margin on assets under management (annualized) (bp)
Fee-based margin [2]	39	38	42	–	–	38	46	–
Balance sheet statistics (CHF million)
Risk-weighted assets	12,053	11,980	12,210	1	(1)	12,053	12,210	(1)
1 Includes allocated funding costs.
2 Fee-based revenues divided by average assets under management.

Assets under management – Asset Management
	in / end of			% change		in / end of		% change
	3Q15	2Q15	3Q14	QoQ	YoY	9M15	9M14	YoY
Assets under management (CHF billion)
Hedge funds	27.0	27.6	34.8	(2.2)	(22.4)	27.0	34.8	(22.4)
Private equity	1.2	1.1	1.2	9.1	0.0	1.2	1.2	0.0
Real estate & commodities	51.4	52.8	52.2	(2.7)	(1.5)	51.4	52.2	(1.5)
Credit	41.3	37.9	36.3	9.0	13.8	41.3	36.3	13.8
Index strategies	90.0	91.6	85.5	(1.7)	5.3	90.0	85.5	5.3
Multi-asset class solutions	107.6	107.3	110.1	0.3	(2.3)	107.6	110.1	(2.3)
Fixed income & equities	51.2	52.7	54.7	(2.8)	(6.4)	51.2	54.7	(6.4)
Other	24.9	22.9	16.3	8.7	52.8	24.9	16.3	52.8
Assets under management	394.6	393.9	391.1	0.2	0.9	394.6	391.1	0.9
Average assets under management (CHF billion)
Average assets under management	397.3	393.4	382.9	1.0	3.8	390.5	369.9	5.6
Assets under management by currency (CHF billion)
USD	98.8	97.3	89.2	1.5	10.8	98.8	89.2	10.8
EUR	49.1	48.6	50.8	1.0	(3.3)	49.1	50.8	(3.3)
CHF	204.9	207.8	210.7	(1.4)	(2.8)	204.9	210.7	(2.8)
Other	41.8	40.2	40.4	4.0	3.5	41.8	40.4	3.5
Assets under management	394.6	393.9	391.1	0.2	0.9	394.6	391.1	0.9
Growth in assets under management (CHF billion)
Net new assets [1]	5.6	8.9	3.3	–	–	24.7	14.3	–
Other effects	(4.9)	(6.7)	10.7	–	–	(18.6)	24.5	–
of which market movements	(10.2)	(2.1)	4.3	–	–	(8.7)	15.6	–
of which currency	5.8	(4.6)	6.8	–	–	(9.4)	7.1	–
of which other	(0.5)	0.0	(0.4)	–	–	(0.5)	1.8	–
Growth in assets under management	0.7	2.2	14.0	–	–	6.1	38.8	–
Growth in assets under management (annualized) (%)
Net new assets	5.7	9.1	3.5	–	–	8.5	5.4	–
Other effects	(5.0)	(6.9)	11.4	–	–	(6.4)	9.3	–
Growth in assets under management (annualized)	0.7	2.2	14.9	–	–	2.1	14.7	–
Growth in assets under management (rolling four-quarter average) (%)
Net new assets	3.6	3.2	4.0	–	–	–	–	–
Other effects	(2.7)	1.3	8.1	–	–	–	–	–
Growth in assets under management (rolling four-quarter average)	0.9	4.5	12.1	–	–	–	–	–
Principal investments (CHF billion)
Principal investments	1.2	1.2	1.4	0.0	(14.3)	1.2	1.4	(14.3)
1 Includes outflows for private equity assets reflecting realizations at cost and unfunded commitments on which a fee is no longer earned.

Non-strategic results
Overview
Our non-strategic businesses for Private Banking & Wealth Management include positions relating to the restructuring of the former Asset Management division, run-off operations relating to our small markets exit initiative and certain legacy cross-border related run-off operations, litigation costs, primarily related to the settlements with US authorities regarding US cross-border matters, other smaller non-strategic positions formerly in our Corporate & Institutional Clients business and the run-off and active reduction of selected products. Furthermore, it comprises certain remaining operations that we continue to wind-down relating to our domestic private banking business booked in Germany, which we sold in 2014.
3Q15 results
In 3Q15, our non-strategic businesses reported a loss before taxes of CHF 106 million. In 3Q14, our non-strategic businesses reported income before taxes of CHF 71 million including a CHF 109 million gain on the sale of our domestic private banking business booked in Germany. In 2Q15, our non-strategic businesses reported a loss before taxes of CHF 64 million.
Capital and leverage metrics
At the end of 3Q15, Private Banking & Wealth Management non-strategic businesses reported risk-weighted assets of CHF 4.4 billion, stable compared to the end of 2Q15. Leverage exposure was CHF 3.9 billion, stable compared to the end of 2Q15.
Non-strategic results
	in / end of			% change		in / end of		% change
	3Q15	2Q15	3Q14	QoQ	YoY	9M15	9M14	YoY
Statements of operations (CHF million)
Net revenues	24	61	186	(61)	(87)	87	509	(83)
Provision for credit losses	4	13	(1)	(69)	–	21	8	163
Compensation and benefits	27	15	44	80	(39)	66	160	(59)
Total other operating expenses	99	97	72	2	38	274	1,854	(85)
Total operating expenses	126	112	116	13	9	340	2,014	(83)
Income/(loss) before taxes	(106)	(64)	71	66	–	(274)	(1,513)	(82)
Revenue details (CHF million)
Restructuring of select onshore businesses	1	2	122	(50)	(99)	4	166	(98)
Legacy cross-border business and small markets	30	31	38	(3)	(21)	95	123	(23)
Restructuring of former Asset Management division	(18)	15	12	–	–	(48)	184	–
Other	11	13	14	(15)	(21)	36	36	0
Net revenues	24	61	186	(61)	(87)	87	509	(83)
Balance sheet statistics (CHF million)
Risk-weighted assets	4,411	4,474	6,612	(1)	(33)	4,411	6,612	(33)
Total assets	5,946	7,983	13,396	(26)	(56)	5,946	13,396	(56)
Leverage exposure	3,874	3,867	–	0	–	3,874	–	–

Results detail
The following provides a comparison of our 3Q15 non-strategic results versus 3Q14 (YoY) and versus 2Q15 (QoQ).
Net revenues
YoY: Down 87% from CHF 186 million to CHF 24 million
Net revenues were lower reflecting the CHF 109 million gain from the sale of our domestic private banking business booked in Germany in 3Q14 and the winding-down of non-strategic operations.
QoQ: Down 61% from CHF 61 million to CHF 24 million
Net revenues were lower mainly reflecting investment-related losses in 3Q15.
Operating expenses
YoY: Up 9% from CHF 116 million to CHF 126 million
Operating expenses were higher including costs of CHF 68 million to meet requirements related to the settlements with US authorities regarding US cross-border matters.
QoQ: Up 13% from CHF 112 million to CHF 126 million
Operating expenses were higher mainly reflecting higher compensation and benefits.
Assets under management
Effective as of July 1, 2015, the Group updated its assets under management policy primarily to introduce more specific criteria and indicators to evaluate whether client assets qualify as assets under management. The introduction of this updated policy resulted in a reclassification of CHF 46.4 billion of assets under management to client assets which has been reflected as a structural effect in 3Q15. Of the CHF 46.4 billion reclassification, CHF 38.1 billion was in Wealth Management Clients and CHF 8.3 billion in Corporate & Institutional Clients.
In 3Q15, assets under management of CHF 1,293.9 billion decreased CHF 61.8 billion compared to the end of 2Q15, driven by unfavorable market movements and the introduction of the updated assets under management policy, partially offset by favorable foreign exchange-related movements, resulting from the appreciation of the US dollar and euro against the Swiss franc, and net new assets.
In our strategic portfolio, Wealth Management Clients contributed net new assets of CHF 10.5 billion in 3Q15 with solid contributions across all regions and client segments. Corporate & Institutional Clients in Switzerland reported net new assets of CHF 2.0 billion in 3Q15. Asset Management reported solid net new assets of CHF 5.6 billion in 3Q15, mainly driven by inflows from a joint venture in emerging markets and inflows in index solutions.
Assets under management in our non-strategic portfolio increased by CHF 2.3 billion compared to 2Q15, driven by regularization, partially offset by net asset outflows of CHF 0.9 billion.
Assets under management – Private Banking & Wealth Management
	in / end of			% change		in / end of		% change
	3Q15	2Q15	3Q14	QoQ	YoY	9M15	9M14	YoY
Assets under management by business (CHF billion)
Wealth Management Clients	795.8	847.7	864.3	(6.1)	(7.9)	795.8	864.3	(7.9)
Corporate & Institutional Clients	263.1	277.8	266.6	(5.3)	(1.3)	263.1	266.6	(1.3)
Asset Management	394.6	393.9	391.1	0.2	0.9	394.6	391.1	0.9
Non-strategic	11.7	9.4	13.4	24.5	(12.7)	11.7	13.4	(12.7)
Assets managed across businesses [1]	(171.3)	(173.1)	(169.3)	(1.0)	1.2	(171.3)	(169.3)	1.2
Assets under management	1,293.9	1,355.7	1,366.1	(4.6)	(5.3)	1,293.9	1,366.1	(5.3)
Average assets under management (CHF billion)
Average assets under management	1,321.5	1,370.1	1,346.7	(3.5)	(1.9)	1,344.1	1,313.4	2.3
Net new assets by business (CHF billion)
Wealth Management Clients	10.5	9.0	5.1	16.7	105.9	26.5	23.1	14.7
Corporate & Institutional Clients	2.0	(1.6)	0.9	–	122.2	6.5	1.9	242.1
Asset Management	5.6	8.9	3.3	(37.1)	69.7	24.7	14.3	72.7
Non-strategic	(0.9)	(1.2)	(1.4)	(25.0)	(35.7)	(3.5)	(5.4)	(35.2)
Assets managed across businesses [1]	(0.8)	(0.9)	(0.5)	(11.1)	60.0	(6.6)	(2.7)	144.4
Net new assets	16.4	14.2	7.4	15.5	121.6	47.6	31.2	52.6
1 Assets managed by Asset Management for Wealth Management Clients, Corporate & Institutional Clients and non-strategic businesses.

Investment Banking
In 3Q15, Investment Banking reported a loss before taxes of CHF 125 million and net revenues of CHF 2,356 million. Compared to strong 3Q14 results, which included significant client transactions, revenues in our strategic businesses decreased in 3Q15 due to challenging market conditions that resulted in reduced client activity in fixed income sales and trading and underwriting. Compared to 2Q15, strategic revenues were lower across all businesses, reflecting challenging market conditions and a seasonal slowdown. We continued to wind-down the non-strategic unit in 3Q15, reducing leverage exposure and risk-weighted assets compared to 2Q15 in US dollars.
In 3Q15, we made continued progress in reducing Investment Banking leverage exposure. Specifically, we reduced leverage exposure by USD 59.9 billion, from USD 675.3 billion in 2Q15 to USD 615.4 billion in 3Q15, reflecting an early achievement of our end-2015 divisional target of USD 600–620 billion. As of the end of 3Q15, we reported risk-weighted assets of USD 164.3 billion, down USD 2.6 billion compared to the end of 2Q15.
Divisional results
	in / end of			% change		in / end of		% change
	3Q15	2Q15	3Q14	QoQ	YoY	9M15	9M14	YoY
Statements of operations (CHF million)
Net revenues	2,356	3,381	3,303	(30)	(29)	9,320	10,061	(7)
of which strategic results	2,621	3,549	3,419	(26)	(23)	9,796	10,339	(5)
of which non-strategic results	(265)	(168)	(116)	58	128	(476)	(278)	71
Provision for credit losses	30	7	36	329	(17)	38	31	23
Compensation and benefits	1,159	1,545	1,450	(25)	(20)	4,256	4,470	(5)
General and administrative expenses	1,050	959	1,076	9	(2)	2,862	2,821	1
Commission expenses	242	255	225	(5)	8	729	644	13
Total other operating expenses	1,292	1,214	1,301	6	(1)	3,591	3,465	4
Total operating expenses	2,451	2,759	2,751	(11)	(11)	7,847	7,935	(1)
of which strategic results	2,324	2,632	2,395	(12)	(3)	7,466	7,150	4
of which non-strategic results	127	127	356	0	(64)	381	785	(51)
Income/(loss) before taxes	(125)	615	516	–	–	1,435	2,095	(32)
of which strategic results	282	910	995	(69)	(72)	2,307	3,165	(27)
of which non-strategic results	(407)	(295)	(479)	38	(15)	(872)	(1,070)	(19)
Statement of operations metrics (%)
Return on regulatory capital	–	9.9	8.3	–	–	7.7	11.4	–
Cost/income ratio	104.0	81.6	83.3	–	–	84.2	78.9	–
Pre-tax income margin	(5.3)	18.2	15.6	–	–	15.4	20.8	–
Economic risk capital and return
Average economic risk capital (CHF million)	22,954	22,202	21,632	3	6	22,420	21,036	7
Pre-tax return on average economic risk capital (%) [1]	(1.8)	11.5	10.0	–	–	8.9	13.7	–
Number of employees (full-time equivalents)
Number of employees	20,500	19,800	19,200	4	7	20,500	19,200	7
1 Calculated using a return excluding interest costs for allocated goodwill.

Divisional results (continued)
	in / end of			% change		in / end of		% change
	3Q15	2Q15	3Q14	QoQ	YoY	9M15	9M14	YoY
Net revenue detail (CHF million)
Debt underwriting	326	467	519	(30)	(37)	1,125	1,470	(23)
Equity underwriting	117	240	214	(51)	(45)	510	665	(23)
Total underwriting	443	707	733	(37)	(40)	1,635	2,135	(23)
Advisory and other fees	192	207	170	(7)	13	531	511	4
Total underwriting and advisory	635	914	903	(31)	(30)	2,166	2,646	(18)
Fixed income sales and trading	674	1,234	1,433	(45)	(53)	3,576	4,337	(18)
Equity sales and trading	1,165	1,322	1,071	(12)	9	3,863	3,406	13
Total sales and trading	1,839	2,556	2,504	(28)	(27)	7,439	7,743	(4)
Other	(118)	(89)	(104)	33	13	(285)	(328)	(13)
Net revenues	2,356	3,381	3,303	(30)	(29)	9,320	10,061	(7)
Average one-day, 98% risk management Value-at-Risk (CHF million)
Interest rate	20	18	12	11	67	17	12	42
Credit spread	36	36	31	0	16	36	31	16
Foreign exchange	12	14	10	(14)	20	12	10	20
Commodity	2	2	1	0	100	2	2	0
Equity	27	22	19	23	42	23	18	28
Diversification benefit	(44)	(44)	(29)	0	52	(40)	(31)	29
Average one-day, 98% risk management Value-at-Risk	53	48	44	10	20	50	42	19
Key performance indicators
We target a divisional cost/income ratio of 70% for the Investment Banking division. The cost/income ratio was 104.0% in 3Q15, compared to 81.6% in 2Q15 and 83.3% in 3Q14. The cost/income ratio for our strategic results was 88.7% in 3Q15 compared to 74.2% in 2Q15 and 70.0% in 3Q14.
> Refer to “Key performance indicators” in Core Results for further information.

Strategic and non-strategic results
	Strategic results			Non-strategic results			Investment Banking
in / end of	3Q15	2Q15	3Q14	3Q15	2Q15	3Q14	3Q15	2Q15	3Q14
Statements of operations (CHF million)
Net revenues	2,621	3,549	3,419	(265)	(168)	(116)	2,356	3,381	3,303
Provision for credit losses	15	7	29	15	0	7	30	7	36
Compensation and benefits	1,137	1,507	1,412	22	38	38	1,159	1,545	1,450
Total other operating expenses	1,187	1,125	983	105	89	318	1,292	1,214	1,301
Total operating expenses	2,324	2,632	2,395	127	127	356	2,451	2,759	2,751
Income/(loss) before taxes	282	910	995	(407)	(295)	(479)	(125)	615	516
Balance sheet statistics (CHF million, except where indicated)
Risk-weighted assets	152,394	147,829	152,316	8,141	8,174	11,040	160,535	156,003	163,356
Risk-weighted assets (USD)	155,965	158,183	159,410	8,332	8,746	11,554	164,297	166,929	170,964
Total assets	414,386	445,192	541,941	15,703	14,785	23,143	430,089	459,977	565,084
Leverage exposure	564,800	593,330	–	36,539	37,788	–	601,339	631,118	–
Leverage exposure (USD)	578,037	634,884	–	37,395	40,434	–	615,432	675,318	–
Strategic results
OVERVIEW
3Q15 results
In 3Q15, the strategic businesses reported income before taxes of CHF 282 million and net revenues of CHF 2,621 million.
Compared to strong 3Q14 results, fixed income sales and trading revenues declined significantly due to low levels of client activity as a result of challenging market conditions in the quarter. Revenues also declined across all businesses compared to 2Q15, due to a market-driven reduction in client activity.
Equity sales and trading results were higher compared to 3Q14, primarily driven by increased market volatility and trading volumes. Revenues were lower compared to 2Q15, reflecting a seasonal slowdown in activity.
Underwriting and advisory results declined compared to 3Q14, due to significantly lower debt and equity market activity, partially offset by higher advisory revenues. Underwriting and advisory revenues decreased compared to 2Q15, reflecting lower equity and debt underwriting performance due to increased market volatility resulting in lower issuance activity and decreased M&A activity.
Capital and leverage metrics
As of the end of 3Q15, Investment Banking strategic businesses reported risk-weighted assets of USD 156.0 billion, a decrease of USD 2.2 billion compared to the end of 2Q15. We made continued progress in reducing leverage exposure, which decreased by USD 56.8 billion from 2Q15, to USD 578.0 billion as of the end of 3Q15.
Results detail
The following provides a comparison of our strategic 3Q15 results versus 3Q14 (YoY) and versus 2Q15 (QoQ). Share of wallet refers to our share of the overall fee pool for the respective products.
Net revenues
Debt underwriting
YoY: Down 37% from CHF 519 million to CHF 326 million
Revenues declined compared to robust 3Q14 results due to a significant slowdown in leveraged finance industry volumes given increased credit market volatility. We also had lower revenues from structured lending in emerging markets. Revenues in our investment grade business were slightly lower.
QoQ: Down 30% from CHF 467 million to CHF 326 million
Lower revenues primarily reflected a decline in the overall leveraged finance fee pool, which more than offset an increase in our share of wallet. We also had lower investment grade revenues consistent with a decline in industry-wide issuance.
Equity underwriting
YoY: Down 45% from CHF 214 million to CHF 117 million
Revenues declined across the franchise compared to strong 3Q14 results, which included the landmark Alibaba transaction, and a slowdown in underwriting due to increased volatility in equity markets. Revenues from IPOs were significantly lower, reflecting a decline in the overall fee pool and a decrease in our share of wallet. Revenues from follow-on offerings and convertibles were also weak, consistent with a decline in the overall industry fee pool.

Strategic results
	in / end of			% change		in / end of		% change
	3Q15	2Q15	3Q14	QoQ	YoY	9M15	9M14	YoY
Statements of operations (CHF million)
Debt underwriting	326	467	519	(30)	(37)	1,125	1,470	(23)
Equity underwriting	117	240	214	(51)	(45)	510	665	(23)
Total underwriting	443	707	733	(37)	(40)	1,635	2,135	(23)
Advisory and other fees	192	207	170	(7)	13	531	511	4
Total underwriting and advisory	635	914	903	(31)	(30)	2,166	2,646	(18)
Fixed income sales and trading	888	1,393	1,544	(36)	(42)	4,005	4,587	(13)
Equity sales and trading	1,201	1,320	1,069	(9)	12	3,865	3,394	14
Total sales and trading	2,089	2,713	2,613	(23)	(20)	7,870	7,981	(1)
Other	(103)	(78)	(97)	32	6	(240)	(288)	(17)
Net revenues	2,621	3,549	3,419	(26)	(23)	9,796	10,339	(5)
Provision for credit losses	15	7	29	114	(48)	23	24	(4)
Compensation and benefits	1,137	1,507	1,412	(25)	(19)	4,158	4,357	(5)
General and administrative expenses	948	871	766	9	24	2,589	2,172	19
Commission expenses	239	254	217	(6)	10	719	621	16
Total other operating expenses	1,187	1,125	983	6	21	3,308	2,793	18
Total operating expenses	2,324	2,632	2,395	(12)	(3)	7,466	7,150	4
Income before taxes	282	910	995	(69)	(72)	2,307	3,165	(27)
Statement of operations metrics (%)
Return on regulatory capital	4.8	15.6	17.1	–	–	13.1	18.9	–
Cost/income ratio	88.7	74.2	70.0	–	–	76.2	69.2	–
Pre-tax income margin	10.8	25.6	29.1	–	–	23.6	30.6	–
Balance sheet statistics (CHF million, except where indicated)
Risk-weighted assets	152,394	147,829	152,316	3	0	152,394	152,316	0
Risk-weighted assets (USD)	155,965	158,183	159,410	(1)	(2)	155,965	159,410	(2)
Total assets	414,386	445,192	541,941	(7)	(24)	414,386	541,941	(24)
Leverage exposure	564,800	593,330	–	(5)	–	564,800	–	–
Leverage exposure (USD)	578,037	634,884	–	(9)	–	578,037	–	–
QoQ: Down 51% from CHF 240 million to CHF 117 million
Significantly lower revenues reflected challenging market conditions for follow-on offerings and convertibles, consistent with a decline in the overall fee pool and a decrease in our share of wallet for both products. We also had lower revenues from IPOs, reflecting a decline in the overall fee pool.
Advisory and other fees
YoY: Up 13% from CHF 170 million to CHF 192 million
Increased revenues were driven by higher M&A industry activity in the Americas and strong sponsor activity, which more than offset a decrease in our share of wallet.
QoQ: Down 7% from CHF 207 million to CHF 192 million
Revenue declines were driven by lower M&A industry activity, which more than offset the increase in our share of wallet.
Fixed income sales and trading
YoY: Down 42% from CHF 1,544 million to CHF 888 million
Fixed income trading revenues declined significantly compared to strong 3Q14 results, which benefited from increased levels of client activity, particularly in our emerging markets and securitized products businesses. In addition, the decline was exacerbated by reduced client activity related to extreme credit market conditions in 3Q15. Emerging markets revenues declined, primarily driven by lower client financing activity and weaker trading performance across all regions. We had lower revenues in our securitized products business, reflecting a decline in non-agency and agency results, partially offset by continued growth in our asset finance franchise. Corporate lending revenues were lower, driven by mark-to-market movements. Lower global macro products revenues due to decreased volatility in foreign exchange markets were partially offset by higher revenues in our rates businesses across regions. We had lower revenues in global credit products as a slowdown in leveraged finance underwriting activity resulted in weaker trading activity, which was partially offset by slightly higher investment grade revenues.
QoQ: Down 36% from CHF 1,393 million to CHF 888 million
Fixed income revenues declined, reflecting challenging operating conditions that resulted in reduced levels of client activity across our businesses. Securitized products revenues declined,

driven by lower non-agency, agency and asset finance results. A decline in global credit products revenues due to lower leveraged finance results was partially offset by higher investment grade performance. We also had lower results in global macro products, reflecting declines in our rates businesses due to subdued client activity, that were partially offset by higher revenues in our foreign exchange franchise. Corporate lending revenues were also lower, driven by mark-to-market movements. In addition, a decline in emerging markets revenues, driven by lower financing results, was partially offset by higher trading results across Asia Pacific and EMEA.
Equity sales and trading
YoY: Up 12% from CHF 1,069 million to CHF 1,201 million
Improved equity sales and trading results reflected higher trading volumes in light of increased market volatility. Systematic market making revenues increased significantly, reflecting more favorable trading conditions. Derivatives revenues increased, driven by increased client activity in Latin America and continued momentum in fee-based products distributed by Private Banking & Wealth Management in Asia Pacific. Cash equities revenues declined, reflecting continued macroeconomic weakness in Latin America. Prime services results were lower, albeit resilient, on significantly reduced leverage exposure, reflecting continued progress on our client portfolio optimization strategy.
QoQ: Down 9% from CHF 1,320 million to CHF 1,201 million
Results declined following strong performance in 2Q15 and reflecting a seasonal slowdown in activity. Prime services revenues were lower compared to 2Q15, which benefitted from the European and Asian dividend season. We also had lower revenues from derivatives and cash equities, reflecting lower client activity. Systematic market making revenues were stable.
Operating expenses
Compensation and benefits
YoY: Down 19% from CHF 1,412 million to CHF 1,137 million
The decrease was primarily driven by lower discretionary compensation expenses. Deferred compensation expenses from prior-year awards also declined.
QoQ: Down 25% from CHF 1,507 million to CHF 1,137 million
The decrease was primarily driven by lower discretionary compensation expenses and lower deferred compensation expenses from prior-year awards.
General and administrative expenses
YoY: Up 24% from CHF 766 million to CHF 948 million
Higher expenses reflect increased investments in our risk, regulatory and compliance infrastructure and higher litigation expenses, including CHF 128 million relating to a credit default swap (CDS) settlement.
QoQ: Up 9% from CHF 871 million to CHF 948 million
The increase was driven by higher litigation expenses, mainly relating to the CDS settlement, and increased investments in our risk, regulatory and compliance infrastructure.
Non-strategic results
Overview
Our non-strategic results for Investment Banking comprise the legacy fixed income portfolio including the legacy rates business, primarily non-exchange-cleared instruments and capital-intensive structured positions, legacy funding costs associated with non-Basel III compliant debt instruments, as well as certain legacy litigation costs and other small non-strategic positions.
3Q15 results
The non-strategic businesses reported a loss before taxes of CHF 407 million and negative net revenues of CHF 265 million in 3Q15. Negative net revenues were higher compared to 3Q14 and 2Q15. Total operating expenses declined compared to 3Q14, reflecting lower litigation provisions. Total operating expenses were stable compared to 2Q15.
Capital and leverage metrics
Investment Banking continued to wind down its non-strategic businesses. As of the end of 3Q15, risk-weighted assets were USD 8.3 billion, down USD 3.2 billion compared to the end of 3Q14 and down USD 0.4 billion compared the end of 2Q15. This compares to a risk-weighted assets target of USD 6 billion by year-end 2015. As of the end of 3Q15, leverage exposure was USD 37.4 billion, reflecting a decrease of USD 3.0 billion compared to the end of 2Q15.

Non-strategic results
	in / end of			% change		in / end of		% change
	3Q15	2Q15	3Q14	QoQ	YoY	9M15	9M14	YoY
Statements of operations (CHF million)
Net revenues	(265)	(168)	(116)	58	128	(476)	(278)	71
Provision for credit losses	15	0	7	–	114	15	7	114
Compensation and benefits	22	38	38	(42)	(42)	98	113	(13)
Total other operating expenses	105	89	318	18	(67)	283	672	(58)
of which litigation	57	30	227	90	(75)	121	450	(73)
Total operating expenses	127	127	356	0	(64)	381	785	(51)
Loss before taxes	(407)	(295)	(479)	38	(15)	(872)	(1,070)	(19)
Revenue details (CHF million)
Legacy fixed income portfolio	(216)	(128)	(76)	69	184	(373)	(175)	113
Legacy funding costs	(31)	(31)	(34)	0	(9)	(95)	(114)	(17)
Other	(18)	(9)	(6)	100	200	(8)	11	–
Net revenues	(265)	(168)	(116)	58	128	(476)	(278)	71
Balance sheet statistics (CHF million, except where indicated)
Risk-weighted assets	8,141	8,174	11,040	0	(26)	8,141	11,040	(26)
Risk-weighted assets (USD)	8,332	8,746	11,554	(5)	(28)	8,332	11,554	(28)
Total assets	15,703	14,785	23,143	6	(32)	15,703	23,143	(32)
Leverage exposure	36,539	37,788	–	(3)	–	36,539	–	–
Leverage exposure (USD)	37,395	40,434	–	(8)	–	37,395	–	–
Results detail
The following provides a comparison of our non-strategic 3Q15 results versus 3Q14 (YoY) and versus 2Q15 (QoQ).
Net revenues
YoY: From CHF (116) million to CHF (265) million
We had higher negative net revenues primarily driven by mark-to-market adjustments with minimal offset from valuation gains.
QoQ: From CHF (168) million to CHF (265) million
We had higher negative net revenues primarily driven by mark-to-market adjustments with minimal offset from valuation gains.
Total operating expenses
YoY: Down 64% from CHF 356 million to CHF 127 million
The decrease was primarily driven by lower litigation provisions.
QoQ: Stable at CHF 127 million
Operating expenses were stable, as lower compensation and benefits mostly offset higher litigation provisions.

Corporate Center
In 3Q15, we recorded income before taxes of CHF 339 million compared to a loss before taxes of CHF 158 million in 3Q14.
Results overview
Corporate Center includes parent company operations such as Group financing, expenses for projects sponsored by the Group and certain expenses and revenues that have not been allocated to the segments. It also includes consolidation and elimination adjustments required to eliminate intercompany revenues and expenses.
Corporate Center separately presents non-strategic items, which management does not consider representative of our core performance. Such items include the valuation impacts from movements in credit spreads on our own liabilities carried at fair value, certain business realignment costs, IT architecture simplification expenses, certain litigation provisions, business wind-down costs and impairments not included in the divisional non-strategic units and legacy funding costs associated with non-Basel III compliant debt instruments not included in the results of the Investment Banking non-strategic unit. Strategic business division realignment costs are reported in the Corporate Center, while non-strategic business division realignment costs are reported directly in the relevant divisional non-strategic unit.
In 3Q15, we recorded income before taxes of CHF 339 million compared to a loss before taxes of CHF 158 million in 3Q14. In strategic results, we recorded a loss before taxes of CHF 209 million. In non-strategic results, we reported income before taxes of CHF 548 million, primarily including fair value gains from movements in own credit spreads of CHF 649 million. Fair value gains arose from the widening of credit spreads on senior and subordinated debt across most currencies. The fair value gains were partially offset by IT architecture simplification expenses of CHF 59 million and business realignment costs of CHF 24 million.
Corporate Center results
	in / end of			% change		in / end of		% change
	3Q15	2Q15	3Q14	QoQ	YoY	9M15	9M14	YoY
Statements of operations (CHF million)
Net revenues	691	408	109	69	–	1,217	(33)	–
Provision for credit losses	0	0	(2)	–	100	0	(1)	100
Compensation and benefits	125	120	102	4	23	439	503	(13)
General and administrative expenses	210	192	167	9	26	562	447	26
Commission expenses	17	2	0	–	–	24	(12)	–
Total other operating expenses	227	194	167	17	36	586	435	35
Total operating expenses	352	314	269	12	31	1,025	938	9
Income/(loss) before taxes	339	94	(158)	261	–	192	(970)	–
Balance sheet statistics (CHF million)
Risk-weighted assets [1]	15,743	14,835	16,238	6	(3)	15,743	16,238	(3)
Total assets	82,247	62,425	45,959	32	79	82,247	45,959	79
Leverage exposure [1]	70,523	50,550	–	40	–	70,523	–	–
1 Disclosed on a fully phased-in look-through basis.

Strategic and Non-strategic results
	Strategic results			Non-strategic results			Corporate Center
in	3Q15	2Q15	3Q14	3Q15	2Q15	3Q14	3Q15	2Q15	3Q14
Statements of operations (CHF million)
Net revenues	91	118	(71)	600	290	180	691	408	109
Provision for credit losses	0	0	(2)	0	0	0	0	0	(2)
Compensation and benefits	132	82	73	(7)	38	29	125	120	102
Total other operating expenses	168	135	103	59	59	64	227	194	167
Total operating expenses	300	217	176	52	97	93	352	314	269
Income/(loss) before taxes	(209)	(99)	(245)	548	193	87	339	94	(158)
Corporate Center – non-strategic results
	in / end of			% change		in / end of		% change
	3Q15	2Q15	3Q14	QoQ	YoY	9M15	9M14	YoY
Statements of operations (CHF million)
Net revenues	600	290	180	107	233	1,014	82	–
Provision for credit losses	0	0	0	–	–	0	0	–
Total operating expenses	52	97	93	(46)	(44)	283	509	(44)
Income/(loss) before taxes	548	193	87	184	–	731	(427)	–
of which fair value impact from movements in own credit spreads	649	268	351	142	85	1,034	221	368
of which realignment costs	(24)	(67)	(69)	(64)	(65)	(139)	(267)	(48)
of which IT architecture simplification expenses	(59)	(71)	(69)	(17)	(14)	(191)	(211)	(9)
of which real estate sales	(3)	25	0	–	–	23	39	(41)
of which legacy funding costs [1]	(21)	(21)	(21)	0	0	(63)	(49)	29
of which reclassifications to discontinued operations [2]	0	0	(106)	–	100	0	(152)	100
of which other non-strategic items	6	59	1	(90)	500	67	(8)	–
1 Represents legacy funding costs associated with non-Basel III compliant debt instruments.
2
Includes reclassifications to discontinued operations of revenues and expenses arising from the sale of our Customized Fund Investment Group businesses and the domestic private banking business booked in Germany.

Impact from movements in own credit spreads
Our Core Results revenues are impacted by changes in credit spreads on fair-valued Credit Suisse long-term vanilla debt and debit valuation adjustments (DVA) relating to certain structured notes liabilities carried at fair value. Our Core Results are also impacted by fair value gains/(losses) on stand-alone derivatives relating to certain of our funding liabilities and reflect the volatility of cross-currency swaps and yield curve volatility and, over the life of the derivatives, will result in no net gains/(losses). These fair value gains/(losses) are recorded in the Corporate Center.
in	3Q15	2Q15	3Q14	9M15	9M14
Impact from movements in own credit spreads (CHF million)
Fair value gains/(losses) from movements in own credit spreads	649	268	351	1,034	221
of which fair value gains/(losses) on own long-term vanilla debt	197	52	252	189	131
of which fair value gains/(losses) from DVA on structured notes	370	174	97	671	97
of which fair value gains/(losses) on stand-alone derivatives	82	42	2	174	(7)

Assets under management
We had net new assets from continuing operations of CHF 16.4 billion during 3Q15 and assets under management from continuing operations of CHF 1,293.9 billion as of the end of 3Q15.
Assets under management
Effective as of July 1, 2015, the Group updated its assets under management policy primarily to introduce more specific criteria and indicators to evaluate whether client assets qualify as assets under management. The introduction of this updated policy resulted in a reclassification of CHF 46.4 billion of assets under management to client assets which has been reflected as a structural effect in 3Q15. Of the CHF 46.4 billion reclassification, CHF 38.1 billion was in Wealth Management Clients and CHF 8.3 billion in Corporate & Institutional Clients.
Assets under management comprise assets that are placed with us for investment purposes and include discretionary and advisory counterparty assets.
Discretionary assets are assets for which the client fully transfers the discretionary power to a Credit Suisse entity with a management mandate. Discretionary assets are reported in the business in which the advice is provided as well as in the business in which the investment decisions take place. Assets managed by Asset Management for Wealth Management Clients, Corporate & Institutional Clients and the non-strategic business are reported in each applicable business and eliminated at the divisional level.
Advisory assets include assets placed with us where the client is provided access to investment advice but retains discretion over investment decisions.
Assets under management and client assets
	end of				% change
	3Q15	2Q15	4Q14	3Q14	QoQ	Ytd	YoY
Assets under management (CHF billion)
Wealth Management Clients	795.8	847.7	874.5	864.3	(6.1)	(9.0)	(7.9)
Corporate & Institutional Clients	263.1	277.8	275.9	266.6	(5.3)	(4.6)	(1.3)
Asset Management	394.6	393.9	388.5	391.1	0.2	1.6	0.9
Non-strategic	11.7	9.4	10.8	13.4	24.5	8.3	(12.7)
Assets managed across businesses [1]	(171.3)	(173.1)	(172.4)	(169.3)	(1.0)	(0.6)	1.2
Assets under management	1,293.9	1,355.7	1,377.3	1,366.1	(4.6)	(6.1)	(5.3)
of which continuing operations	1,293.9	1,355.7	1,377.3	1,366.1	(4.6)	(6.1)	(5.3)
of which discontinued operations	0.0	0.0	0.0	0.0	–	–	–
Assets under management from continuing operations	1,293.9	1,355.7	1,377.3	1,366.1	(4.6)	(6.1)	(5.3)
of which discretionary assets	433.3	429.9	429.0	434.5	0.8	1.0	(0.3)
of which advisory assets	860.6	925.8	948.3	931.6	(7.0)	(9.2)	(7.6)
Client assets (CHF billion) [2]
Wealth Management Clients	934.9	971.2	1,002.1	988.5	(3.7)	(6.7)	(5.4)
Corporate & Institutional Clients	362.8	373.7	376.2	362.2	(2.9)	(3.6)	0.2
Asset Management	394.6	393.9	388.5	391.1	0.2	1.6	0.9
Non-strategic	14.9	14.5	18.1	19.4	2.8	(17.7)	(23.2)
Assets managed across businesses [1]	(171.3)	(173.1)	(172.4)	(169.3)	(1.0)	(0.6)	1.2
Client Assets [2]	1,535.9	1,580.2	1,612.5	1,591.9	(2.8)	(4.8)	(3.5)
of which continuing operations	1,535.9	1,580.2	1,612.5	1,591.7	(2.8)	(4.8)	(3.5)
of which discontinued operations	0.0	0.0	0.0	0.2	–	–	(100.0)
1 Assets managed by Asset Management for Wealth Management Clients, Corporate & Institutional Clients and the non-strategic businesses.
2
Client assets is a broader measure than assets under management as it includes transactional and custody accounts (assets held solely for transaction-related or safekeeping/custody purposes) and assets of corporate clients and public institutions used primarily for cash management or transaction-related purposes.

Growth in assets under management
in	3Q15	2Q15	3Q14	9M15	9M14
Growth in assets under management (CHF billion)
Net new assets from continuing operations	16.4	14.2	7.8	47.6	33.2
Net new assets from discontinued operations	0.0	0.0	(0.4)	0.0	(2.0)
Net new assets	16.4	14.2	7.4	47.6	31.2
of which Wealth Management Clients	10.5	9.0	5.1	26.5	23.1
of which Corporate & Institutional Clients	2.0	(1.6)	0.9	6.5	1.9
of which Asset Management [1]	5.6	8.9	3.3	24.7	14.3
of which non-strategic	(0.9)	(1.2)	(1.4)	(3.5)	(5.4)
of which assets managed across businesses [2]	(0.8)	(0.9)	(0.5)	(6.6)	(2.7)
Other effects from continuing operations	(78.2)	(32.5)	38.7	(131.0)	79.5
Other effects from discontinued operations	0.0	0.0	(9.7)	0.0	(27.0)
Other effects	(78.2)	(32.5)	29.0	(131.0)	52.5
of which Wealth Management Clients	(62.4)	(22.5)	29.5	(105.2)	50.5
of which Corporate & Institutional Clients	(16.7)	(7.3)	4.3	(19.3)	14.7
of which Asset Management	(4.9)	(6.7)	10.7	(18.6)	24.5
of which non-strategic	3.2	1.4	(11.1)	4.4	(25.6)
of which assets managed across businesses [2]	2.6	2.6	(4.4)	7.7	(11.6)
Growth in assets under management from continuing operations	(61.8)	(18.3)	46.5	(83.4)	112.7
Growth in assets under management from discontinued operations	0.0	0.0	(10.1)	0.0	(29.0)
Growth in assets under management	(61.8)	(18.3)	36.4	(83.4)	83.7
of which Wealth Management Clients	(51.9)	(13.5)	34.6	(78.7)	73.6
of which Corporate & Institutional Clients	(14.7)	(8.9)	5.2	(12.8)	16.6
of which Asset Management [1]	0.7	2.2	14.0	6.1	38.8
of which non-strategic	2.3	0.2	(12.5)	0.9	(31.0)
of which assets managed across businesses [2]	1.8	1.7	(4.9)	1.1	(14.3)
Assets under management and net new assets include assets managed by consolidated entities, joint ventures and strategic participations. Assets from joint ventures and participations are counted in proportion to our share in the respective entity.
Assets under management from continuing operations of CHF 1,293.9 billion decreased CHF 61.8 billion compared to the end of 2Q15, driven by unfavorable market movements and the introduction of the updated assets under management policy, partially offset by favorable foreign exchange-related movements, resulting from the appreciation of the US dollar and euro against the Swiss franc, and net new assets. Compared to the end of 3Q14, assets under management from continuing operations were CHF 72.2 billion lower, driven by the introduction of the updated assets under management policy, unfavorable foreign exchange-related movements and unfavorable market movements, partially offset by net new assets of CHF 44.6 billion.
> Refer to “Private Banking & Wealth Management” in I – Credit Suisse results and “Note 37 – Assets under management” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2014 for further information.
Net new assets
Net new assets include individual cash payments, delivery of securities and cash flows resulting from loan increases or repayments. Interest and dividend income credited to clients, commissions, interest and fees charged for banking services are not included as they do not reflect success in acquiring assets under management.
Furthermore, changes due to foreign exchange-related and market movements as well as asset inflows and outflows due to the acquisition or divestiture of businesses are not part of net new assets.
We recorded net new assets from continuing operations of CHF 16.4 billion in 3Q15.
In our strategic portfolio, Wealth Management Clients contributed net new assets of CHF 10.5 billion in 3Q15 with solid contributions across all regions and client segments. Corporate & Institutional Clients in Switzerland reported net new assets of CHF 2.0 billion in 3Q15. Asset Management reported solid net new assets of CHF 5.6 billion in 3Q15, driven by inflows from a joint venture in emerging markets and inflows in index solutions. In our non-strategic portfolio, net asset outflows of CHF 0.9 billion reflected the winding-down of non-strategic operations.

Growth in assets under management (continued)
in	3Q15	2Q15	3Q14	9M15	9M14
Growth in assets under management (annualized) (%)
Net new assets from continuing operations	4.8	4.1	2.4	4.6	3.5
Net new assets from discontinued operations	0.0	0.0	(15.8)	0.0	(9.2)
Net new assets	4.8	4.1	2.2	4.6	3.2
of which Wealth Management Clients	5.0	4.2	2.5	4.0	3.9
of which Corporate & Institutional Clients	2.9	(2.2)	1.4	3.1	1.0
of which Asset Management [1]	5.7	9.1	3.5	8.5	5.4
of which non-strategic	(38.3)	(52.2)	(21.6)	(43.2)	(16.2)
of which assets managed across businesses [2]	1.8	2.1	1.2	5.1	2.3
Other effects from continuing operations	(23.0)	(9.4)	11.7	(12.7)	8.5
Other effects from discontinued operations	0.0	0.0	(384.2)	0.0	(124.1)
Other effects	(23.0)	(9.4)	8.7	(12.7)	5.5
of which Wealth Management Clients	(29.5)	(10.5)	14.2	(16.0)	8.5
of which Corporate & Institutional Clients	(24.1)	(10.2)	6.6	(9.3)	7.9
of which Asset Management	(5.0)	(6.9)	11.4	(6.4)	9.3
of which non-strategic	136.2	60.9	(171.5)	54.3	(76.9)
of which assets managed across businesses [2]	(6.0)	(6.0)	10.7	(6.0)	10.0
Growth in assets under management continuing operations	(18.2)	(5.3)	14.1	(8.1)	12.0
Growth in assets under management from discontinued operations	0.0	0.0	(400.0)	0.0	(133.3)
Growth in assets under management	(18.2)	(5.3)	10.9	(8.1)	8.7
of which Wealth Management Clients	(24.5)	(6.3)	16.7	(12.0)	12.4
of which Corporate & Institutional Clients	(21.2)	(12.4)	8.0	(6.2)	8.9
of which Asset Management [1]	0.7	2.2	14.9	2.1	14.7
of which non-strategic	97.9	8.7	(193.1)	11.1	(93.1)
of which assets managed across businesses [2]	(4.2)	(3.9)	11.9	(0.9)	12.3
Growth in net new assets (rolling four-quarter average) (%)
Net new assets from continuing operations	3.3	2.7	3.0	–	–
Net new assets from discontinued operations	0.0	(4.0)	(6.2)	–	–
Net new assets	3.3	2.7	2.8	–	–
of which Wealth Management Clients	3.6	3.1	3.2	–	–
of which Corporate & Institutional Clients	3.8	3.4	2.4	–	–
of which Asset Management [1]	3.6	3.2	4.0	–	–
of which non-strategic	(47.0)	(26.3)	(13.1)	–	–
of which assets managed across businesses [2]	2.5	2.4	1.6	–	–
1 Includes outflows for private equity assets reflecting realizations at cost and unfunded commitments on which a fee is no longer earned.
2 Assets managed by Asset Management for Wealth Management Clients, Corporate & Institutional Clients and the non-strategic businesses.
Net new assets
in	3Q15	2Q15	3Q14	9M15	9M14
Net new assets (CHF billion)
Wealth Management Clients	10.5	9.0	5.1	26.5	23.1
Corporate & Institutional Clients	2.0	(1.6)	0.9	6.5	1.9
Asset Management	5.6	8.9	3.3	24.7	14.3
Non-strategic	(0.9)	(1.2)	(1.4)	(3.5)	(5.4)
Assets managed across businesses [1]	(0.8)	(0.9)	(0.5)	(6.6)	(2.7)
Net new assets	16.4	14.2	7.4	47.6	31.2
of which continuing operations	16.4	14.2	7.8	47.6	33.2
of which discontinued operations	0.0	0.0	(0.4)	0.0	(2.0)
1 Assets managed by Asset Management for Wealth Management Clients, Corporate & Institutional Clients and the non-strategic businesses.

Treasury, risk, balance sheet and off-balance sheet
Liquidity and funding management
Capital management
Risk management
Balance sheet and off-balance sheet

Liquidity and funding management
In 3Q15, we maintained a strong funding structure to support our strategic liquidity pool and manage our liquidity position. The majority of our unsecured funding was generated from core customer deposits and long-term debt.
Overview
Securities for funding and capital purposes have historically been issued primarily by the Bank, our principal operating subsidiary and a US registrant. In response to regulatory reform, we have started pursuing a dual track funding strategy with issuances at the Group level. Proceeds from issuances are lent to operating subsidiaries and affiliates on both a senior and subordinated basis, as needed; the latter typically to meet capital requirements and the former as desired by management to support business initiatives.
Our internal liquidity risk management framework is subject to review and monitoring by FINMA, other regulators and rating agencies.
> Refer to “Treasury management” in III – Treasury, Risk, Balance sheet and Off-balance sheet in the Credit Suisse Annual Report 2014 for further information on liquidity and funding management.
Liquidity risk management framework
Our liquidity and funding policy is designed to ensure that funding is available to meet all obligations in times of stress, whether caused by market events or issues specific to Credit Suisse. We achieve this through a conservative asset/liability management strategy aimed at maintaining long-term funding, including stable deposits, in excess of illiquid assets. To address short-term liquidity stress, we maintain a liquidity pool, described below, that covers unexpected outflows in the event of severe market and idiosyncratic stress. Our liquidity risk parameters reflect various liquidity stress assumptions that we believe are conservative. We manage our liquidity profile at a sufficient level such that, in the event we are unable to access unsecured funding, we will have sufficient liquidity to sustain operations for a period of time in excess of our minimum limit.
Our liquidity principles and our liquidity risk management framework as agreed with FINMA are in line with the Basel III liquidity framework.
In December 2010, the BCBS issued the Basel III international framework for liquidity risk measurement, standards and monitoring. The Basel III framework includes a liquidity coverage ratio (LCR) and a net stable funding ratio (NSFR). As of January 1, 2013, Basel III was implemented in Switzerland along with the Swiss “Too Big to Fail” legislation and regulations thereunder. Our related disclosures are in accordance with our interpretation of such requirements, including relevant assumptions and estimates. Changes in the interpretation of these requirements in Switzerland or in any of our interpretations, assumptions or estimates could result in different numbers from those shown in this report.
Although the NSFR is not effective until 2018, we began using the NSFR in 2012 as one of our primary tools, in parallel with the internal liquidity barometer, and more recently the LCR, to monitor our structural liquidity position and plan funding. We use the NSFR and the liquidity barometer as the basis for our funds transfer pricing policy.
Liquidity Coverage Ratio
In January 2014, the BCBS issued final LCR rules and disclosure requirements that are to be implemented as part of banks’ regular disclosures after January 1, 2015. The LCR, which is being phased in from January 1, 2015 through January 1, 2019, addresses liquidity risk over a 30-day period. The LCR aims to ensure that banks have unencumbered high-quality liquid assets available to meet short-term liquidity needs under a severe stress scenario. The LCR is comprised of two components, the value of high-quality liquid assets in stressed conditions and the total net cash outflows calculated according to specified scenario parameters. Under the BCBS requirements, the ratio of liquid assets over net cash outflows is subject to an initial minimum requirement of 60%, which will increase by 10% for each of the next four years, reaching 100% by January 1, 2019.
In January 2014, the Swiss Federal Council and FINMA proposed revisions to the Liquidity Ordinance, which was adopted by the Swiss Federal Council in November 2012 (Liquidity Ordinance), to reflect the final Basel III LCR rules. These revisions have been adopted by the Swiss Federal Council on June 25, 2014 and entered into effect on January 1, 2015. As a result, all Swiss banks are subject to an LCR requirement. Systemically relevant banks like Credit Suisse became subject to an initial minimum LCR requirement of 100% beginning on January 1, 2015, while other banks are subject to the initial 60% LCR requirement, with incremental increases of 10% per year until January 1, 2019. In May 2015, FINMA required us to maintain a minimum LCR of 110% at all times.
In October 2014, FINMA issued a revised circular related to the LCR disclosure requirements for banks, which included requirements for banks to disclose quantitative and qualitative information related to the LCR beginning in the first quarter of 2015. In accordance with these requirements and guidance from FINMA, the table below presents the ratio of high quality liquid assets over net cash outflows, based on three-month averages. Additional information on the details of our LCR can be found on our website.
> Refer to https://www.credit-suisse.com/regulatorydisclosures for additional information.

Liquidity coverage ratio
	Group		Bank
end of	3Q15	2Q15	3Q15	2Q15
CHF billion, except where indicated
High quality liquid assets	175.5	166.4	172.5	163.8
Net cash outflows	126.1	133.3	125.2	131.5
Liquidity coverage ratio (%)	139.1	124.8	137.8	124.5
Calculated using a three-month average.
Net Stable Funding Ratio
In October 2014, the BCBS issued final NSFR rules, requiring banks to maintain a stable funding profile in relation to their on- and off-balance sheet activities. The rules retain the structure of the January 2014 BCBS consultative proposal with key changes related to short-term exposures to banks and other financial institutions, derivative exposures and assets posted as initial margin for derivative contracts. In addition, the final standard recognizes that, under strict conditions, certain asset and liability items are interdependent and can therefore be viewed as neutral in terms of the NSFR. The NSFR establishes criteria for a minimum amount of stable funding based on the liquidity of a bank’s assets and activities over a one-year horizon. The NSFR is a complementary measure to the LCR and is structured to ensure that illiquid assets are funded with an appropriate amount of stable long-term funds. The NSFR is defined as the ratio of available stable funding over the amount of required stable funding and, once in effect, should always be at least 100%. Following an observation period which began in 2012, the NSFR will become a minimum standard on January 1, 2018. In June 2015, the BCBS finalized the NSFR disclosure standards, which require internationally active banks in all Basel Committee member jurisdictions to publish their NSFR information according to a common template that includes the major categories of sources and uses of stable funding. In parallel with the implementation of the NSFR standard, national regulators must give effect to these disclosure requirements and banks will be required to comply with them from the date of the first reporting period after January 1, 2018.
Funding sources and uses
We fund our balance sheet primarily through core customer deposits, long-term debt, including structured notes, and shareholders’ equity. We monitor the funding sources, including their concentrations, according to their currency, tenor, geography and maturity, and whether they are secured or unsecured. A substantial portion of our balance sheet is match funded and requires no unsecured funding. Match funded balance sheet items consist of assets and liabilities with close to equal liquidity durations and values so that the liquidity and funding generated or required by the positions are substantially equivalent.
As of the end of 3Q15, the liquidity pool managed by Treasury had a market value of CHF 188.4 billion. The liquidity pool consisted of CHF 78.1 billion of cash held at major central banks, primarily the Swiss National Bank (SNB) and the Fed, and CHF 110.3 billion market value of securities issued by governments, government agencies, primarily of the US, Britain, Germany, France and Switzerland, and financial institutions. As of September 30, 2015, based on our internal model, the non-cash assets in our liquidity pool were subject to an average stress level haircut equal to approximately 10% of market value of such assets. The average stress level haircut increased compared to 2Q15, reflecting an increase of unencumbered assets with higher haircuts, as a result of secured financing transactions that matured in 3Q15. In addition to the liquidity portfolio managed by Treasury, there is also a portfolio of unencumbered liquid assets managed by various businesses, primarily in Investment Banking. These assets generally include high-grade bonds and highly liquid equity securities that form part of major indices. Through coordination with the businesses, Treasury can access these assets to generate liquidity if required. As of September 30, 2015, the portfolio that is not managed by Treasury had a market value of CHF 18.6 billion, consisting of CHF 3.7 billion of high-grade bonds and CHF 14.9 billion of highly liquid equity securities. Under our internal model, an average stress-level haircut of 20% is applied to these assets. The haircuts applied to the portfolios reflect our assessment of overall market risk at the time of measurement, potential monetization capacity taking into account increased haircuts, market volatility and the quality of the relevant securities.
Loans, which comprise the largest component of our illiquid assets, are funded by our core customer deposits, with an excess coverage of 14% as of the end of 3Q15, stable compared to the end of 2Q15, reflecting a small increase in deposits and loans. We fund other illiquid assets, including real estate, private equity and other long-term investments as well as the haircut for the illiquid portion of securities, with long-term debt and equity, in which we try to maintain a substantial funding buffer.
Our core customer deposits totaled CHF 308 billion as of the end of 3Q15 compared to CHF 306 billion as of the end of 2Q15, reflecting a stable customer deposit base in Private Banking & Wealth Management. Core customer deposits are from clients with whom we have a broad and longstanding relationship. Core customer deposits exclude deposits from banks and certificates of deposit. We place a priority on maintaining and growing customer deposits, as they have proved to be a stable and resilient source of funding even in difficult market conditions. Our core customer deposit funding is supplemented by the issuance of long-term debt.
> Refer to the chart “Balance sheet funding structure” and “Balance sheet and off-balance sheet” for further information.

Liquidity pool managed by Treasury
September 30, 2015	Swiss franc	US dollar	Euro	Other currencies	Total
Liquidity pool by currencies (CHF billion)
Cash held at central banks	43.3	30.1	2.4	2.3	78.1
Securities issued by governments, government agencies and financial institutions	3.4	73.7	15.2	18.0	110.3
Total liquidity pool managed by Treasury	46.7	103.8	17.6	20.3	188.4

Debt issuances and redemptions
Our long-term debt includes senior and subordinated debt issued in US-registered offerings and medium-term note programs, euro market medium-term note programs, stand-alone offerings, structured note programs, covered bond programs, Australian dollar domestic medium-term note programs and a Samurai shelf registration statement in Japan. As a global bank, we have access to multiple markets worldwide and our major funding centers are New York, London, Zurich and Tokyo.
We use a wide range of products and currencies to ensure that our funding is efficient and well diversified across markets and investor types. Substantially all of our unsecured senior debt is issued without financial covenants, such as adverse changes in our credit ratings, cash flows, results of operations or financial ratios, which could trigger an increase in our cost of financing or accelerate the maturity of the debt. Our covered bond funding is in the form of mortgage-backed loans funded by domestic covered bonds issued through Pfandbriefbank Schweizerischer Hypothekarinstitute, one of two institutions established by a 1930 act of the Swiss Parliament to centralize the issuance of covered bonds, or from our own international covered bond program.
The following table provides information on long-term debt issuances, maturities and redemptions in 3Q15, excluding structured notes.
Debt issuances and redemptions
in 3Q15	Senior	Sub- ordinated	Long-term debt
Long-term debt (CHF billion, notional value)
Issuances	5.5	0	5.5
of which unsecured	5.5	0	5.5
Maturities / Redemptions	6.8	0.4	7.2
of which unsecured	6.8	0.4	7.2
of which secured [1]	0	0	0
Excludes structured notes.
1 Includes covered bonds.

As of the end of 3Q15, we had outstanding long-term debt of CHF 190.1 billion, which included senior and subordinated instruments. We had CHF 51.2 billion and CHF 20.3 billion of structured notes and covered bonds outstanding, respectively, as of the end of 3Q15 compared to CHF 50.6 billion and CHF 19.8 billion, respectively, as of 2Q15.
> Refer to “Capital issuances and redemptions” in Capital management for information on capital issuances, including buffer and progressive capital notes.
As of the end of 3Q15, the weighted average maturity of long-term debt was 5.9 years (including certificates of deposit with a maturity of one year or longer, but excluding structured notes, and assuming callable securities are redeemed at final maturity, or in 2030 for instruments without a stated final maturity).
Short-term borrowings decreased 47% to CHF 14.0 billion as of the end of 2Q15 compared to CHF 26.4 billion in 2Q15.
Credit ratings
The maximum impact of a simultaneous one, two or three-notch downgrade by all three major rating agencies in the Bank’s long-term debt ratings would result in additional collateral requirements or assumed termination payments under certain derivative instruments of CHF 1.2 billion, CHF 2.6 billion and CHF 3.6 billion, respectively, as of the end of 3Q15, and would not be material to our liquidity and funding planning. If the downgrade does not involve all three rating agencies, the impact may be smaller.
Potential cash outflows on these derivative contracts associated with a downgrade of our long-term debt credit ratings, such as the requirement to post additional collateral to the counterparty, the loss of re-hypothecation rights on any collateral received and impacts arising from additional termination events, are monitored and taken into account in the calculation of our liquidity requirements.
> Refer to “Credit ratings” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Liquidity and funding management in the Credit Suisse Annual Report 2014 for further information.

Capital management
As of the end of 3Q15, our CET1 ratio was 14.0% under Basel III and 10.2% on a look-through basis. Our risk-weighted assets were CHF 290.1 billion and our tier 1 capital was CHF 48.7 billion. Our BIS tier 1 leverage ratio was 4.6% and 3.9% on a look-through basis.
Regulatory capital framework
Overview
Effective January 1, 2013, the Basel III framework was implemented in Switzerland along with the Swiss “Too Big to Fail” legislation and regulations thereunder (Swiss Requirements). Together with the related implementing ordinances, the legislation includes capital, liquidity, leverage and large exposure requirements and rules for emergency plans designed to maintain systemically relevant functions in the event of threatened insolvency. Our related disclosures are in accordance with our current interpretation of such requirements, including relevant assumptions. Changes in the interpretation of these requirements in Switzerland or in any of our assumptions or estimates could result in different numbers from those shown in this report. Also, our capital metrics fluctuate during any reporting period in the ordinary course of business.
References to phase-in and look-through included herein refer to Basel III capital requirements and Swiss Requirements. Phase-in reflects that, for the years 2014 – 2018, there will be a five-year (20% per annum) phase-in of goodwill, other intangible assets and other capital deductions (e.g., certain deferred tax assets) and the phase-out of an adjustment for the accounting treatment of pension plans and, for the years 2013 – 2022, there will be a phase-out of certain capital instruments. Look-through assumes the full phase-in of goodwill and other intangible assets and other regulatory adjustments and the phase-out of certain capital instruments.
> Refer to “Capital management” in III – Treasury, Risk, Balance sheet and Off-balance sheet in the Credit Suisse Annual Report 2014 for further information.
BIS requirements
The BCBS, the standard setting committee within the BIS, issued the Basel III framework, with higher minimum capital requirements and conservation and countercyclical buffers, revised risk-based capital measures, a leverage ratio and liquidity standards. The framework was designed to strengthen the resilience of the banking sector and requires banks to hold more capital, mainly in the form of common equity. The new capital standards are being phased in from 2013 through 2018 and are fully effective January 1, 2019 for those countries that have adopted Basel III.
> Refer to the table “Basel III phase-in requirements for Credit Suisse” for capital requirements and applicable effective dates during the phase-in period.
Under Basel III, the minimum CET1 requirement is 4.5% of risk-weighted assets (RWA). In addition, a 2.5% CET1 capital conservation buffer is required to absorb losses in periods of financial and economic stress.

Basel III phase-in requirements for Credit Suisse
Effective January 1, for the applicable year	2015		2016		2017		2018		2019
Capital ratios
CET1	4.5%		4.5%		4.5%		4.5%		4.5%
Capital conservation buffer			0.625%	[1]	1.250%	[1]	1.875%	[1]	2.5%
Progressive buffer for G-SIB			0.375%	[1]	0.750%	[1]	1.125%	[1]	1.5%
Total CET1	4.5%		5.5%		6.5%		7.5%		8.5%
Additional tier 1	1.5%		1.5%		1.5%		1.5%		1.5%
Tier 1	6.0%		7.0%		8.0%		9.0%		10.0%
Tier 2	2.0%		2.0%		2.0%		2.0%		2.0%
Total capital	8.0%		9.0%		10.0%		11.0%		12.0%
Phase-in deductions from CET1 [2]	40.0%	[1]	60.0%	[1]	80.0%	[1]	100.0%		100.0%
Capital instruments subject to phase-out	Phased out over a 10-year horizon beginning 2013 through 2022
1 Indicates phase-in period.
2 Includes goodwill, other intangible assets and certain deferred tax assets.
A progressive buffer between 1% and 2.5% (with a possible additional 1% surcharge) of CET1, depending on a bank’s systemic importance, is an additional capital requirement for global systemically important banks (G-SIB). The Financial Stability Board (FSB) has identified us as a G-SIB and requires us to maintain a 1.5% progressive buffer.
In addition to the CET1 requirements, there is also a requirement for 1.5% additional tier 1 capital and 2% tier 2 capital. These requirements may also be met with CET1 capital. To qualify as additional tier 1 under Basel III, capital instruments must provide for principal loss absorption through a conversion into common equity or a write-down of principal feature. The trigger for such conversion or write-down must include a CET1 ratio of at least 5.125%.
Basel III further provides for a countercyclical buffer that could require banks to hold up to 2.5% of CET1 or other capital that would be available to fully absorb losses. This requirement is expected to be imposed by national regulators where credit growth is deemed to be excessive and leading to the build-up of system-wide risk.
Capital instruments that do not meet the strict criteria for inclusion in CET1 are excluded. Capital instruments that would no longer qualify as tier 1 or tier 2 capital will be phased out.
Banks are required to maintain a tier 1 leverage ratio of 3% starting in 2018.
Swiss Requirements
The legislation implementing the Basel III framework in Switzerland in respect of capital requirements for systemically relevant banks goes beyond Basel III’s minimum standards, including requiring us, as a systemically relevant bank, to have the following minimum, buffer and progressive components.
> Refer to “Swiss Requirements” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Capital management – Regulatory capital framework in the Credit Suisse Annual Report 2014 for further information.
> Refer to the chart “Swiss capital and leverage ratio phase-in requirements for Credit Suisse” for Swiss capital requirements and applicable effective dates during the phase-in period.
The minimum requirement of CET1 capital is 4.5% of RWA.
The buffer requirement is 8.5% and can be met with additional CET1 capital of 5.5% of RWA and a maximum of 3% of high-trigger capital instruments. High-trigger capital instruments must convert into common equity or be written off if the CET1 ratio falls below 7%.
The progressive component requirement is dependent on our size (leverage exposure) and the market share of our domestic systemically relevant business. Effective in 2015, FINMA set our progressive component requirement at 4.05% for 2019. On June 30, 2015, FINMA notified us that, effective in 2016, the progressive component requirement for 2019 will be increased from 4.05% to 5.07% due to the latest assessment of relevant market shares. The progressive component requirement may be met with CET1 capital or low-trigger capital instruments. In order to qualify, low-trigger capital instruments must convert into common equity or be written off if the CET1 ratio falls below a specified percentage, the lowest of which may be 5%. In addition, until the end of 2017, the progressive component requirement may also be met with high-trigger capital instruments. Both high and low-trigger capital instruments must comply with the Basel III minimum requirements for tier 2 capital (including subordination, point-of-non-viability loss absorption and minimum maturity).
Similar to Basel III, the Swiss Requirements include a supplemental countercyclical buffer of up to 2.5% of RWA that can be activated during periods of excess credit growth. Effective September 2013, the buffer was activated and initially required banks to hold CET1 capital in the amount of 1% of their RWA pertaining to mortgages that finance residential property in Switzerland. In January 2014, upon the request of the SNB, the Swiss Federal Council increased the countercyclical buffer from 1% to 2%, effective June 30, 2014. As of the end of 3Q15, our countercyclical buffer, which applies pursuant to both BIS and FINMA requirements, was CHF 342 million, which is equivalent to an additional requirement of 0.1% of CET1 capital.
In 2013, FINMA introduced increased capital charges for mortgages that finance owner occupied residential property in Switzerland (mortgage multiplier) to be phased in through January 1, 2019. The mortgage multiplier applies for purposes of both BIS and FINMA requirements.
In December 2013, FINMA issued a decree (FINMA Decree) specifying capital adequacy requirements for the Bank, on a stand-alone basis (Bank parent company), and the Bank and the Group, each on a consolidated basis, as systemically relevant institutions.
> Refer to “Capital management” in III – Treasury, Risk, Balance sheet and Off-balance sheet in the Credit Suisse Annual Report 2014 for further information on the FINMA Decree.
We must also comply with a leverage ratio applicable to Swiss systemically relevant banks (Swiss leverage ratio). This leverage ratio must be at least 24% of each of the respective minimum, buffer and progressive component requirements. Since the ratio is defined by reference to capital requirements subject to phase-in arrangements, the ratio will also be phased in.
Risk measurement models
Within the Basel framework for FINMA regulatory capital purposes, we implemented risk measurement models, including an incremental risk charge, stressed Value-at-Risk (VaR), risks not in VaR and advanced credit valuation adjustment (CVA).
For capital purposes, FINMA, in line with BIS requirements, uses a multiplier to impose an increase in market risk capital for every regulatory VaR backtesting exception over four in the prior rolling 12-month period. In 3Q15, our market risk capital multiplier remained at FINMA and BIS minimum levels and we did not experience an increase in market risk capital.
> Refer to “Risk measurement models” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Capital management – Regulatory capital framework in the Credit Suisse Annual Report 2014 for further information.
> Refer to “Market risk review” in Risk management for further information.

Regulatory developments and proposals
In October 2015, the Swiss Federal Council adopted the parameters for the planned ordinance amendments to the Swiss "Too Big to Fail" regime, which will be phased in by the end of 2019. Systemically important banks operating internationally will be subject to minimum requirements for two differing types of loss-absorbing capital: capital to absorb current operating losses (going concern capital) and capital to fund an orderly resolution (gone concern capital). Under the going concern requirement, the minimum Swiss leverage ratio must be 5%, of which the minimum CET1 component is 3.5%, with the remainder to be met with a maximum of 1.5% of high-trigger tier 1 capital instruments that would be converted into common equity or written down if the CET1 ratio falls below 7%. The minimum capital requirement will be set at 14.3% of RWA, of which the minimum CET1 component is 10%, with the remainder to be met with a maximum of 4.3% of high-trigger tier 1 capital instruments. In addition, a gone concern requirement of 5% for the Swiss leverage ratio and a capital requirement of 14.3% of RWA will be introduced, which can be met with bail-in debt instruments. It is expected that draft ordinances implementing this new framework into Swiss law will be approved by the Swiss Federal Council in the first quarter of 2016 and implemented shortly thereafter.
Capital issuances and redemptions
Issuances and redemptions
There were no capital issuances in 3Q15. In 3Q15, we called the remaining outstanding principal balances of tier 2 capital instruments subject to phase-out in the amounts of EUR 293 million and GBP 37 million.
Higher Trigger Capital Amount
The capital ratio write-down triggers for certain of our outstanding capital instruments take into account the fact that other outstanding capital instruments that contain relatively higher capital ratios as part of their trigger feature are expected to convert or be written down prior to the write down of such capital instruments. The amount of additional capital that is expected to be contributed by such conversion or write down is referred to as the Higher Trigger Capital Amount.
With respect to the capital instruments that specify a trigger event if the CET1 ratio were to fall below 5.125%, the Higher Trigger Capital Amount was CHF 9.1 billion and the Higher Trigger Capital Ratio (i.e., the ratio of the Higher Trigger Capital Amount to the aggregate of all RWA of the Group) was 3.1%, both as of the end of 3Q15.
With respect to the capital instruments that specify a trigger event if the CET1 ratio were to fall below 5%, the Higher Trigger Capital Amount was CHF 14.2 billion and the Higher Trigger Capital Ratio was 4.9%, both as of the end of 3Q15.
> Refer to the table “BIS statistics – Group” for further information on the BIS statistics used to calculate such measures.
> Refer to “Higher Trigger Capital Amount” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Capital management – Capital issuances and redemptions in the Credit Suisse Annual Report 2014 for further information on the Higher Trigger Capital Amount.
BIS capital metrics
Regulatory capital and ratios
Our CET1 ratio was 14.0% as of the end of 3Q15 compared to 13.9% as of the end of 2Q15, reflecting higher CET1 capital, largely offset by higher RWA. Our tier 1 ratio was 16.8% as of the end of 3Q15 compared to 16.7% as of the end of 2Q15. Our total capital ratio was stable at 20.1% as of the end of 3Q15 compared to the end of 2Q15.
CET1 capital was CHF 40.5 billion as of the end of 3Q15 compared to CHF 39.1 billion as of the end of 2Q15, mainly reflecting a foreign exchange impact, net income attributable to shareholders and a reversal of net gains due to changes in own credit risk on fair-valued financial liabilities.
Additional tier 1 capital increased slightly to CHF 8.1 billion as of the end of 3Q15 compared to CHF 8.0 billion as of the end of 2Q15, mainly reflecting the foreign exchange impact, fair value movements of additional tier 1 instruments and the reversal of net gains due to changes in own credit risk on fair-valued financial liabilities.
Tier 2 capital was CHF 9.8 billion as of the end of 3Q15 compared to CHF 9.6 billion as of the end of 2Q15, mainly reflecting the foreign exchange impact, partially offset by the redemptions.
BIS capital metrics – Group
	Phase-in				Look-through
				% change				% change
end of	3Q15	2Q15	4Q14	QoQ	3Q15	2Q15	4Q14	QoQ
Capital and risk-weighted assets (CHF million)
CET1 capital	40,545	39,117	43,322	4	29,044	28,482	28,576	2
Tier 1 capital	48,656	47,076	49,804	3	40,568	39,458	39,892	3
Total eligible capital	58,413	56,661	60,751	3	47,408	45,927	46,876	3
Risk-weighted assets	290,122	281,886	291,410	3	284,622	276,631	284,248	3
Capital ratios (%)
CET1 ratio	14.0	13.9	14.9	–	10.2	10.3	10.1	–
Tier 1 ratio	16.8	16.7	17.1	–	14.3	14.3	14.0	–
Total capital ratio	20.1	20.1	20.8	–	16.7	16.6	16.5	–

Eligible capital – Group
	Phase-in					Look-through
					% change				% change
end of	3Q15		2Q15	4Q14	QoQ	3Q15	2Q15	4Q14	QoQ
Eligible capital (CHF million)
Total shareholders' equity	44,757		42,642	43,959	5	44,757	42,642	43,959	5
Regulatory adjustments [1]	(206)		(64)	(375)	222	(206)	(64)	(375)	222
Adjustments subject to phase-in
Accounting treatment of defined benefit pension plans	1,700		1,730	2,423	(2)	–	–	–	–
Common share capital issued by subsidiaries and held by third parties	85		69	52	23	–	–	–	–
Goodwill [2]	(3,381)		(3,267)	(1,714)	3	(8,452)	(8,167)	(8,571)	3
Other intangible assets [2]	(36)		(38)	(28)	(5)	(89)	(96)	(138)	(7)
Deferred tax assets that rely on future profitability	(1,126)		(995)	(650)	13	(2,816)	(2,487)	(3,250)	13
Shortfall of provisions to expected losses	(226)		(210)	(114)	8	(565)	(524)	(569)	8
Gains/(losses) due to changes in own credit on fair-valued liabilities	(467)		(226)	(53)	107	(1,168)	(565)	(266)	107
Defined benefit pension assets [2]	(383)		(341)	(131)	12	(958)	(852)	(657)	12
Investments in own shares	(10)		(10)	(1)	0	(24)	(25)	(7)	(4)
Other adjustments [3]	(26)		(15)	1	73	(65)	(39)	7	67
Deferred tax assets from temporary differences (threshold-based)	(136)		(158)	(47)	(14)	(1,370)	(1,341)	(1,557)	2
Adjustments subject to phase-in	(4,006)	[4]	(3,461)	(262)	16	(15,507)	(14,096)	(15,008)	10
CET1 capital	40,545		39,117	43,322	4	29,044	28,482	28,576	2
High-trigger capital instruments (7% trigger)	6,408		6,183	6,205	4	6,408	6,183	6,205	4
Low-trigger capital instruments (5.125% trigger)	5,116		4,793	5,111	7	5,116	4,793	5,111	7
Additional tier 1 instruments	11,524		10,976	11,316	5	11,524	10,976	11,316	5
Additional tier 1 instruments subject to phase-out [5]	2,546		2,392	2,473	6	–	–	–	–
Deductions from additional tier 1 capital	(5,959)	[6]	(5,409)	(7,307)	10	–	–	–	–
Additional tier 1 capital	8,111		7,959	6,482	2	11,524	10,976	11,316	5
Tier 1 capital	48,656		47,076	49,804	3	40,568	39,458	39,892	3
High-trigger capital instruments (7% trigger)	2,661		2,584	2,689	3	2,661	2,584	2,689	3
Low-trigger capital instruments (5% trigger)	4,179		3,885	4,295	8	4,179	3,885	4,295	8
Tier 2 instruments	6,840		6,469	6,984	6	6,840	6,469	6,984	6
Tier 2 instruments subject to phase-out	3,086		3,274	4,190	(6)	–	–	–	–
Deductions from tier 2 capital	(169)		(158)	(227)	7	–	–	–	–
Tier 2 capital	9,757		9,585	10,947	2	6,840	6,469	6,984	6
Total eligible capital	58,413		56,661	60,751	3	47,408	45,927	46,876	3
1 Includes regulatory adjustments not subject to phase-in, including a cumulative dividend accrual.
2 Net of deferred tax liability.
3 Includes cash flow hedge reserve.
4
Reflects 40% phase-in deductions, including goodwill, other intangible assets and certain deferred tax assets, and 60% of an adjustment primarily for the accounting treatment of pension plans pursuant to phase-in requirements.

5 Includes hybrid capital instruments that are subject to phase-out.
6
Includes 60% of goodwill and other intangible assets (CHF 5.2 billion) and other capital deductions, including gains/(losses) due to changes in own credit risk on fair-valued financial liabilities, that will be deducted from CET1 once Basel III is fully implemented.

Total eligible capital was CHF 58.4 billion as of the end of 3Q15 compared to CHF 56.7 billion as of the end of 2Q15, reflecting the 4% increase in CET1 capital, the 2% increase in additional tier 1 capital and the 2% increase in tier 2 capital.
As of the end of 3Q15, the look-through CET1 ratio was 10.2% compared to 10.3% as of the end of 2Q15. As of the end of 3Q15, the look-through total capital ratio was 16.7%, compared to 16.6% as of the end of 2Q15.

Capital movement – Group
3Q15	Phase-in		Look- through
CET1 capital (CHF million)
Balance at beginning of period	39,117		28,482
Net income attributable to shareholders	779		779
Foreign exchange impact	909		605
Other	(260)	[1]	(822)
Balance at end of period	40,545		29,044
Additional tier 1 capital (CHF million)
Balance at beginning of period	7,959		10,976
Foreign exchange impact	286		372
Other	(134)	[2]	176
Balance at end of period	8,111		11,524
Tier 2 capital (CHF million)
Balance at beginning of period	9,585		6,469
Foreign exchange impact	364		265
Redemptions	(338)		0
Other	146		106
Balance at end of period	9,757		6,840
Eligible capital (CHF million)
Balance at end of period	58,413		47,408
1
Reflects the net effect of share-based compensation, the impact of a dividend accrual, which includes the assumption that 60% of the proposed dividend is distributed in shares, a reversal of gains/(losses) due to changes in own credit risk on fair-valued financial liabilities and a change in other regulatory adjustments.

2
Reflects a change in regulatory adjustments, including a reversal of gains/(losses) due to changes in own credit risk on fair-valued financial liabilities, and other movements on additional tier 1 instruments, including the positive impact of an accrual relating to Contingent Capital Awards granted as part of deferred compensation.

Risk-weighted assets – Group
	Phase-in				Look-through
	Private Banking & Wealth Management	Investment Banking	Corporate Center	Group	Private Banking & Wealth Management	Investment Banking	Corporate Center	Group
3Q15 (CHF million)
Credit risk	78,482	96,236	16,517	191,235	78,482	96,236	11,017	185,735
Market risk	2,253	30,589	169	33,011	2,253	30,589	169	33,011
Operational risk	27,028	33,260	–	60,288	27,028	33,260	–	60,288
Non-counterparty risk	581	450	4,557	5,588	581	450	4,557	5,588
Risk-weighted assets	108,344	160,535	21,243	290,122	108,344	160,535	15,743	284,622
of which strategic	103,933	152,394	21,243	277,570	103,933	152,394	15,743	272,070
of which non-strategic	4,411	8,141	–	12,552	4,411	8,141	–	12,552
4Q14 (CHF million)
Credit risk	78,753	95,521	18,389	192,663	78,753	95,521	11,227	185,501
Market risk	2,822	31,428	218	34,468	2,822	31,428	218	34,468
Operational risk	26,136	32,277	–	58,413	26,136	32,277	–	58,413
Non-counterparty risk	550	589	4,727	5,866	550	589	4,727	5,866
Risk-weighted assets	108,261	159,815	23,334	291,410	108,261	159,815	16,172	284,248
of which strategic	102,407	149,849	23,334	275,590	102,407	149,849	16,172	268,428
of which non-strategic	5,854	9,966	–	15,820	5,854	9,966	–	15,820

Risk-weighted assets
Our balance sheet positions and off-balance sheet exposures translate into RWA that are categorized as credit, market, operational and non-counterparty risk RWA. When assessing RWA, it is not the nominal size, but the nature (including risk mitigation such as collateral or hedges) of the balance sheet positions or off-balance sheet exposures that determines the RWA. Credit risk RWA reflect the capital requirements for the possibility of a loss being incurred as the result of a borrower or counterparty failing to meet its financial obligations or as a result of a deterioration in the credit quality of the borrower or counterparty. Under Basel III, certain regulatory capital adjustments are dependent on the level of CET1 capital (thresholds). The amount above the threshold is deducted from CET1 capital and the amount below the threshold is risk weighted. RWA subject to such threshold adjustments are included in credit risk RWA. Market risk RWA reflect the capital requirements of potential changes in the fair values of financial instruments in response to market movements inherent in both balance sheet and off-balance sheet items. Operational risk RWA reflect the capital requirements for the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. Non-counterparty risk RWA primarily reflect the capital requirements for our premises and equipment.
RWA increased 3% to CHF 290.1 billion as of the end of 3Q15 from CHF 281.9 billion as of the end of 2Q15, driven by the foreign exchange impact, model and parameter updates, primarily in market risk and operational risk, and methodology and policy changes, primarily in credit risk. This was partially offset by movements in risk levels, primarily in credit risk.
Excluding the foreign exchange impact, the decrease in credit risk was primarily driven by movements in risk levels attributable to book size in Investment Banking and Private Banking & Wealth Management as well as model and parameter updates, primarily in Investment Banking, partially offset by methodology and policy changes, primarily in Investment Banking. In Investment Banking, the movements in risk levels resulted from reductions in derivative and securitization exposures, partially offset by increases in commercial lending exposures. In Private Banking & Wealth Management, movements in risk levels reflected decreases in corporate and retail lending exposures in Wealth Management Clients and Corporate & Institutional Clients. Externally driven methodology and policy changes in Investment Banking related to the remaining impact of calculating RWA for certain banking book securitizations under the standardized approach and the continued phase-in of the 1.6 multiplier on certain corporate exposures. Externally driven methodology and policy changes in Private Banking & Wealth Management were due to the continued phase-in of the income producing real estate multiplier. Internal methodology and policy changes primarily resulted from improvements in the calculation of derivative risk in Investment Banking.
Excluding the foreign exchange impact, the increase in market risk was due to model and parameter updates, partially offset by movements in risk levels. Model and parameter updates related to market data and stressed spreads, primarily in Investment Banking. These increases were partially offset by movements in risk levels, primarily reflecting lower stressed VaR across Investment Banking.
The increase in operational risk resulted from model and parameter updates relating to certain recent litigation settlements.

Risk-weighted asset movement by risk type – Group
3Q15 (CHF million)	Credit risk	Market risk	Operational risk	Non- counterparty risk	Total risk- weighted assets	Of which strategic	Of which non-strategic
Private Banking & Wealth Management
Balance at beginning of period	77,039	2,031	26,136	587	105,793	101,319	4,474
Foreign exchange impact	1,661	81	0	0	1,742	1,718	24
Movements in risk levels	(1,052)	(4)	0	(6)	(1,062)	(975)	(87)
of which credit risk – book size [1]	(621)	–	–	–	–	–	–
of which credit risk – book quality [2]	(431)	–	–	–	–	–	–
Model and parameter updates [3]	15	145	892	0	1,052	1,052	0
Methodology and policy – internal [4]	225	0	0	0	225	225	0
Methodology and policy – external [5]	594	0	0	0	594	594	0
Balance at end of period – phase-in	78,482	2,253	27,028	581	108,344	103,933	4,411
Investment Banking
Balance at beginning of period	95,316	27,891	32,277	519	156,003	147,829	8,174
Foreign exchange impact	3,762	1,214	0	0	4,976	4,657	319
Movements in risk levels	(4,963)	(363)	0	(69)	(5,395)	(5,098)	(297)
of which credit risk – book size [1]	(3,930)	–	–	–	–	–	–
of which credit risk – book quality [2]	(1,033)	–	–	–	–	–	–
Model and parameter updates [3]	(572)	1,836	983	0	2,247	2,250	(3)
Methodology and policy – internal [4]	1,029	11	0	0	1,040	1,087	(47)
Methodology and policy – external [5]	1,664	0	0	0	1,664	1,669	(5)
Balance at end of period – phase-in	96,236	30,589	33,260	450	160,535	152,394	8,141
Corporate Center
Balance at beginning of period	15,508	114	0	4,468	20,090	20,090	–
Foreign exchange impact	339	5	0	0	344	344	–
Movements in risk levels	627	50	0	89	766	766	–
of which credit risk – book size [1]	662	–	–	–	–	–	–
of which credit risk – book quality [2]	(35)	–	–	–	–	–	–
Model and parameter updates [3]	41	0	0	0	41	41	–
Methodology and policy – internal [4]	1	0	0	0	1	1	–
Methodology and policy – external [5]	1	0	0	0	1	1	–
Balance at end of period – phase-in	16,517	169	0	4,557	21,243	21,243	–
Group
Balance at beginning of period	187,863	30,036	58,413	5,574	281,886	269,238	12,648
Foreign exchange impact	5,762	1,300	0	0	7,062	6,719	343
Movements in risk levels	(5,388)	(317)	0	14	(5,691)	(5,307)	(384)
of which credit risk – book size [1]	(3,889)	–	–	–	–	–	–
of which credit risk – book quality [2]	(1,499)	–	–	–	–	–	–
Model and parameter updates [3]	(516)	1,981	1,875	0	3,340	3,343	(3)
Methodology and policy – internal [4]	1,255	11	0	0	1,266	1,313	(47)
Methodology and policy – external [5]	2,259	0	0	0	2,259	2,264	(5)
Balance at end of period – phase-in	191,235	33,011	60,288	5,588	290,122	277,570	12,552
Look-through adjustment [6]	(5,500)	–	–	–	(5,500)	(5,500)	–
Balance at end of period – look-through	185,735	33,011	60,288	5,588	284,622	272,070	12,552
1 Represents changes in portfolio size.
2 Represents changes in average risk weighting across credit risk classes.
3 Represents movements arising from updates to models and recalibrations of parameters.
4 Represents internal changes impacting how exposures are treated.
5 Represents externally prescribed regulatory changes impacting how exposures are treated.
6
The look-through adjustment impacts only credit risk within the Corporate Center. The difference between phase-in and look-through risk-weighted assets relates to transitional arrangements such as the impact from pension assets and deferred tax assets not deducted from CET1 during the phase-in period and the transitional impact from threshold-related risk-weighted assets.

Leverage Metrics
Beginning in 1Q15, Credit Suisse adopted the BIS leverage ratio framework, as issued by the BCBS and implemented in Switzerland by FINMA. Under the BIS framework, the leverage ratio measures tier 1 capital against the end of period exposure. BIS leverage amounts are calculated based on our interpretation of, and assumptions and estimates related to, the BIS requirements. Changes in the interpretation of these requirements in Switzerland or in any of our interpretations, assumptions or estimates could result in different numbers from those shown here. As used herein, leverage exposure is based on the BIS leverage ratio framework and consists of period-end balance sheet assets and prescribed regulatory adjustments.
Leverage amounts for 4Q14, which are presented to show meaningful comparative information, are based on estimates which are calculated as if the BIS leverage ratio framework had been effective in Switzerland at such time.
The look-through leverage exposure was CHF 1,044.9 billion as of the end of 3Q15.
Leverage exposure components – Group
	Phase-in				Look-through
				% change				% change
end of	3Q15	2Q15	4Q14	QoQ	3Q15	2Q15	4Q14	QoQ
Leverage exposure (CHF million)
Balance sheet assets	858,420	879,322	921,462	(2)	858,420	879,322	921,462	(2)
Adjustments
Difference in scope of consolidation and tier 1 capital deductions [1]	(15,031)	(17,426)	(18,896)	(14)	(20,860)	(22,970)	(26,797)	(9)
Derivative financial instruments	124,046	127,580	171,087	(3)	124,046	127,580	171,087	(3)
Securities financing transactions	(12,295)	(16,607)	(13,965)	(26)	(12,295)	(16,607)	(13,965)	(26)
Off-balance sheet	95,558	94,500	97,869	1	95,558	94,500	97,869	1
Total adjustments	192,278	188,047	236,095	2	186,449	182,503	228,194	2
Leverage exposure	1,050,698	1,067,369	1,157,557	(2)	1,044,869	1,061,825	1,149,656	(2)
1
Includes adjustments for investments in banking, financial, insurance or commercial entities that are consolidated for accounting purposes but outside the scope of regulatory consolidation and tier 1 capital deductions related to balance sheet assets.

Look-through leverage exposure – Group
	Private Banking & Wealth Management	Investment Banking	Corporate Center	Group
3Q15 (CHF million)
Strategic	369,133	564,800	70,523	1,004,456
Non-strategic	3,874	36,539	–	40,413
Leverage exposure	373,007	601,339	70,523	1,044,869
4Q14 (CHF million)
Strategic	365,177	689,957	31,830	1,086,964
Non-strategic	4,867	57,825	–	62,692
Leverage exposure	370,044	747,782	31,830	1,149,656
BIS leverage ratios – Group
The tier 1 leverage ratio was 4.6% as of the end of 3Q15, with a CET1 component of 3.9%, reflecting the 3% increase in tier 1 capital and the 2% decrease in leverage exposure compared to 2Q15. On a look-through basis, the tier 1 leverage ratio was 3.9%, with a CET1 component of 2.8%.

BIS leverage metrics – Group
	Phase-in				Look-through
				% change				% change
end of	3Q15	2Q15	4Q14	QoQ	3Q15	2Q15	4Q14	QoQ
Capital (CHF million)
CET1 capital	40,545	39,117	43,322	4	29,044	28,482	28,576	2
Tier 1 capital	48,656	47,076	49,804	3	40,568	39,458	39,892	3
Leverage exposure (CHF million)
Leverage exposure	1,050,698	1,067,369	1,157,557	(2)	1,044,869	1,061,825	1,149,656	(2)
Leverage ratios (%)
CET1 leverage ratio	3.9	3.7	3.7	–	2.8	2.7	2.5	–
Tier 1 leverage ratio	4.6	4.4	4.3	–	3.9	3.7	3.5	–
Swiss capital metrics
Swiss regulatory capital and ratios
> Refer to “Swiss Requirements” for further information on Swiss regulatory requirements.
Swiss CET1 capital consists of BIS CET1 capital and certain Swiss regulatory adjustments. Swiss total eligible capital consists of Swiss CET1 capital, high-trigger capital instruments, low-trigger capital instruments, additional tier 1 instruments and tier 2 instruments subject to phase-out and deductions from additional tier 1 and tier 2 capital.
As of the end of 3Q15, our Swiss CET1 capital and Swiss total capital ratios were 13.9% and 20.0%, respectively, compared to the Swiss capital ratio phase-in requirements of 7.37% and 12.16%, respectively.
On a look-through basis, our Swiss CET1 capital was CHF 28.9 billion and our Swiss CET1 ratio was 10.1% as of the end of 3Q15. Our Swiss total eligible capital was CHF 47.3 billion and our Swiss total capital ratio was 16.5% as of the end of 3Q15, each on a look-through basis.
Swiss capital metrics – Group
	Phase-in				Look-through
				% change				% change
end of	3Q15	2Q15	4Q14	QoQ	3Q15	2Q15	4Q14	QoQ
Capital development (CHF million)
CET1 capital	40,545	39,117	43,322	4	29,044	28,482	28,576	2
Swiss regulatory adjustments [1]	(144)	(137)	(133)	5	(152)	(146)	(143)	4
Swiss CET1 capital	40,401	38,980	43,189	4	28,892	28,336	28,433	2
Additional tier 1 instruments	6,408	6,183	6,204	4	6,408	6,183	6,204	4
Tier 2 instruments	2,661	2,584	2,689	3	2,661	2,584	2,689	3
High-trigger capital instruments	9,069	8,767	8,893	3	9,069	8,767	8,893	3
Additional tier 1 instruments	5,116	4,793	5,111	7	5,116	4,793	5,111	7
Tier 2 instruments	4,179	3,885	4,295	8	4,179	3,885	4,295	8
Low-trigger capital instruments	9,295	8,678	9,406	7	9,295	8,678	9,406	7
Additional tier 1 and tier 2 instruments subject to phase-out	5,633	5,665	6,663	(1)	–	–	–	–
Deductions from additional tier 1 and tier 2 capital	(6,128)	(5,567)	(7,533)	10	–	–	–	–
Swiss total eligible capital	58,270	56,523	60,618	3	47,256	45,781	46,732	3
Risk-weighted assets (CHF million)
Risk-weighted assets – Basel III	290,122	281,886	291,410	3	284,622	276,631	284,248	3
Swiss regulatory adjustments [2]	949	955	1,058	(1)	948	954	1,057	(1)
Swiss risk-weighted assets	291,071	282,841	292,468	3	285,570	277,585	285,305	3
Swiss capital ratios (%)
Swiss CET1 ratio	13.9	13.8	14.8	–	10.1	10.2	10.0	–
Swiss total capital ratio	20.0	20.0	20.7	–	16.5	16.5	16.4	–
1 Includes adjustments for certain unrealized gains outside the trading book.
2 Primarily includes differences in the credit risk multiplier.

The following table presents the Swiss Requirements for each of the relevant capital components and discloses our current capital metrics against those requirements.
Swiss capital requirements and coverage – Group
	Group
	Capital requirements
end of	Minimum component	Buffer component		Progressive component	Excess	3Q15
Risk-weighted assets (CHF billion)
Swiss risk-weighted assets	–	–		–	–	291.1
2015 Swiss capital requirements [1]
Minimum Swiss total capital ratio	4.50%	5.12%	[2]	2.54%	–	12.16%
Minimum Swiss total eligible capital (CHF billion)	13.1	14.9		7.4	–	35.4
Swiss capital coverage (CHF billion)
Swiss CET1 capital	13.1	8.4		–	18.9	40.4
High-trigger capital instruments	–	6.5		–	2.5	9.1
Low-trigger capital instruments	–	–		7.4	1.9	9.3
Additional tier 1 and tier 2 instruments subject to phase-out	–	–		–	5.6	5.6
Deductions from additional tier 1 and tier 2 capital	–	–		–	(6.1)	(6.1)
Swiss total eligible capital	13.1	14.9		7.4	22.9	58.3
Swiss capital ratios (%)
Swiss total capital ratio	4.50%	5.12%		2.54%	7.86%	20.02%
Rounding differences may occur.
1 The Swiss capital requirements are based on a percentage of RWA.
2 Excludes countercyclical buffer that was required as of September 30, 2013.
Swiss Leverage Metrics
The leverage exposure used in the Swiss leverage ratio is measured on the same period-end basis as the leverage exposure for the BIS leverage ratio.
Swiss leverage metrics – Group
	Phase-in				Look-through
				% change				% change
end of	3Q15	2Q15	4Q14	QoQ	3Q15	2Q15	4Q14	QoQ
Swiss leverage metrics (CHF million, except where indicated)
Swiss total eligible capital	58,270	56,523	60,618	3	47,256	45,781	46,732	3
Leverage exposure	1,050,698	1,067,369	1,157,557	(2)	1,044,869	1,061,825	1,149,656	(2)
Swiss leverage ratio (%)	5.5	5.3	5.2	–	4.5	4.3	4.1	–
The Swiss leverage ratio is calculated as Swiss total eligible capital, including high- and low-trigger capital instruments, divided by leverage exposure.
As of the end of 3Q15, our Swiss leverage ratio was 5.5% compared to a requirement of 2.92%.
The Group’s look-through Swiss leverage ratio was 4.5% as of the end of 3Q15, compared to the current 4.09% requirement effective 2019, reflecting our progressive component requirement for 2015.

The following table presents the Swiss Requirements relating to each of the relevant capital components and discloses our current leverage metrics against those requirements.
Swiss leverage requirements and coverage – Group
	Group
	Capital requirements
end of	Minimum component	Buffer component	Progressive component	Excess	3Q15
Exposure (CHF billion)
Leverage exposure	–	–	–	–	1,050.7
2015 Swiss leverage requirements
Minimum Swiss leverage ratio	1.08%	1.23%	0.61%	–	2.92%
Minimum Swiss leverage (CHF billion)	11.3	12.9	6.4	–	30.7
Swiss capital coverage (CHF billion)
Swiss CET1 capital	11.3	7.2	–	21.8	40.4
High-trigger capital instruments	–	5.7	–	3.4	9.1
Low-trigger capital instruments	–	–	6.4	2.9	9.3
Additional tier 1 and tier 2 instruments subject to phase-out	–	–	–	5.6	5.6
Deductions from additional tier 1 and tier 2 capital	–	–	–	(6.1)	(6.1)
Swiss total eligible capital	11.3	12.9	6.4	27.6	58.3
Swiss leverage ratio (%)
Swiss leverage ratio	1.08%	1.23%	0.61%	2.63%	5.55%
Rounding differences may occur.
Bank regulatory disclosures
The following capital, RWA and leverage disclosures apply to the Bank. The business of the Bank is substantially the same as the business of the Group.
BIS capital and leverage metrics – Bank
> Refer to “BIS capital metrics”, “Risk-weighted assets” and “Leverage metrics” for further information.
BIS capital metrics – Bank
	Phase-in
				% change
end of	3Q15	2Q15	4Q14	QoQ
Capital and risk-weighted assets (CHF million)
CET1 capital	37,959	36,658	40,853	4
Tier 1 capital	45,656	44,225	47,114	3
Total eligible capital	55,463	53,858	58,111	3
Risk-weighted assets	282,442	274,369	282,994	3
Capital ratios (%)
CET1 ratio	13.4	13.4	14.4	–
Tier 1 ratio	16.2	16.1	16.6	–
Total capital ratio	19.6	19.6	20.5	–

Eligible capital and risk-weighted assets – Bank
	Phase-in
					% change
end of	3Q15		2Q15	4Q14	QoQ
Eligible capital (CHF million)
Total shareholder's equity	43,322		41,379	42,895	5
Regulatory adjustments [1]	(321)		(212)	(66)	51
Adjustments subject to phase-in	(5,042)	[2]	(4,509)	(1,976)	12
CET1 capital	37,959		36,658	40,853	4
Additional tier 1 instruments	10,661	[3]	10,132	10,410	5
Additional tier 1 instruments subject to phase-out [4]	2,546		2,391	2,473	6
Deductions from additional tier 1 capital	(5,510)	[5]	(4,956)	(6,622)	11
Additional tier 1 capital	7,697		7,567	6,261	2
Tier 1 capital	45,656		44,225	47,114	3
Tier 2 instruments	6,878	[6]	6,504	7,014	6
Tier 2 instruments subject to phase-out	3,086		3,274	4,196	(6)
Deductions from tier 2 capital	(157)		(145)	(213)	8
Tier 2 capital	9,807		9,633	10,997	2
Total eligible capital	55,463		53,858	58,111	3
Risk-weighted assets by risk type (CHF million)
Credit risk	183,914		180,632	184,531	2
Market risk	32,985		30,008	34,439	10
Operational risk	60,288		58,413	58,413	3
Non-counterparty risk	5,255		5,316	5,611	(1)
Risk-weighted assets	282,442		274,369	282,994	3
1 Includes regulatory adjustments not subject to phase-in, including a cumulative dividend accrual.
2 Primarily reflects 40% phase-in deductions, including goodwill, other intangible assets and certain deferred tax assets.
3
Consists of high-trigger and low-trigger capital instruments. Of this amount, CHF 6.5 billion consists of capital instruments with a capital ratio write-down trigger of 7% and CHF 4.2 billion consists of capital instruments with a capital ratio write-down trigger of 5.125%.

4 Includes hybrid capital instruments that are subject to phase-out.
5
Includes 60% of goodwill and other intangible assets (CHF 4.7 billion) and other capital deductions, including gains/(losses) due to changes in own credit risk on fair-valued financial liabilities, that will be deducted from CET1 once Basel III is fully implemented.

6
Consists of high-trigger and low-trigger capital instruments. Of this amount, CHF 2.7 billion consists of capital instruments with a capital ratio write-down trigger of 7% and CHF 4.2 billion consists of capital instruments with a capital ratio write-down trigger of 5%.

Leverage exposure components – Bank
	Phase-in
				% change
end of	3Q15	2Q15	4Q14	QoQ
Leverage exposure (CHF million)
Balance sheet assets	841,376	862,499	904,849	(2)
Adjustments
Difference in scope of consolidation and tier 1 capital deductions [1]	(17,266)	(18,770)	(21,049)	(8)
Derivative financial instruments	124,183	127,575	171,711	(3)
Securities financing transactions	(12,295)	(16,599)	(13,955)	(26)
Off-balance sheet	94,712	93,753	97,142	1
Total adjustments	189,334	185,959	233,849	2
Leverage exposure	1,030,710	1,048,458	1,138,698	(2)
1
Includes adjustments for investments in banking, financial, insurance or commercial entities that are consolidated for accounting purposes but outside the scope of regulatory consolidation and tier 1 capital deductions related to balance sheet assets.

BIS leverage metrics – Bank
	Phase-in
				% change
end of	3Q15	2Q15	4Q14	QoQ
Capital (CHF million)
CET1 capital	37,959	36,658	40,853	4
Tier 1 capital	45,656	44,225	47,114	3
Leverage exposure (CHF million)
Leverage exposure	1,030,710	1,048,458	1,138,698	(2)
Leverage ratios (%)
CET1 leverage ratio	3.7	3.5	3.6	–
Tier 1 leverage ratio	4.4	4.2	4.1	–
Swiss capital and leverage metrics – Bank
> Refer to “Swiss capital metrics” and “Swiss leverage metrics” for further information.
Swiss capital and leverage metrics – Bank
	Phase-in
end of	3Q15		2Q15	4Q14	% change
Capital development (CHF million)
CET1 capital	37,959		36,658	40,853	4
Swiss regulatory adjustments [1]	(115)		(111)	(111)	4
Swiss CET1 capital	37,844		36,547	40,742	4
High-trigger capital instruments	9,169	[2]	8,826	8,944	4
Low-trigger capital instruments	8,370	[3]	7,810	8,480	7
Additional tier 1 and tier 2 instruments subject to phase-out	5,632		5,665	6,669	(1)
Deductions from additional tier 1 and tier 2 capital	(5,668)		(5,101)	(6,835)	11
Swiss total eligible capital	55,347		53,747	58,000	3
Risk-weighted assets (CHF million)
Risk-weighted assets – Basel III	282,442		274,369	282,994	3
Swiss regulatory adjustments [4]	949		954	1,048	(1)
Swiss risk-weighted assets	283,391		275,323	284,042	3
Leverage exposure (CHF million)
Leverage exposure	1,030,710		1,048,458	1,138,698	(2)
Swiss capital and leverage ratios (%)
Swiss CET1 ratio	13.4		13.3	14.3	–
Swiss total capital ratio	19.5		19.5	20.4	–
Swiss leverage ratio	5.4		5.1	5.1	–
1 Includes adjustments for certain unrealized gains outside the trading book.
2 Consists of CHF 6.5 billion additional tier 1 instruments and CHF 2.7 billion tier 2 instruments.
3 Consists of CHF 4.2 billion additional tier 1 instruments and CHF 4.2 billion tier 2 instruments.
4 Primarily includes differences in the credit risk multiplier.

Swiss capital requirements and coverage – Bank
	Bank
	Capital requirements
end of	Minimum component	Buffer component		Progressive component	Excess	3Q15
Risk-weighted assets (CHF billion)
Swiss risk-weighted assets	–	–		–	–	283.4
2015 Swiss capital requirements [1]
Minimum Swiss total capital ratio	4.50%	5.12%	[2]	2.54%	–	12.16%
Minimum Swiss total eligible capital (CHF billion)	12.8	14.5		7.2	–	34.5
Swiss capital coverage (CHF billion)
Swiss CET1 capital	12.8	8.1		–	16.9	37.8
High-trigger capital instruments	–	6.4		–	2.8	9.2
Low-trigger capital instruments	–	–		7.2	1.2	8.4
Additional tier 1 and tier 2 instruments subject to phase-out	–	–		–	5.6	5.6
Deductions from additional tier 1 and tier 2 capital	–	–		–	(5.7)	(5.7)
Swiss total eligible capital	12.8	14.5		7.2	20.9	55.3
Swiss capital ratios (%)
Swiss total capital ratio	4.50%	5.12%		2.54%	7.37%	19.53%
Rounding differences may occur.
1 The Swiss capital requirements are based on a percentage of RWA.
2 Excludes countercyclical buffer that was required as of September 30, 2013.
Swiss leverage requirements and coverage – Bank
	Bank
	Capital requirements
end of	Minimum component	Buffer component	Progressive component	Excess	3Q15
Exposure (CHF billion)
Leverage exposure	–	–	–	–	1,030.7
2015 Swiss leverage requirements
Minimum Swiss leverage ratio	1.08%	1.23%	0.61%	–	2.92%
Minimum Swiss leverage (CHF billion)	11.1	12.7	6.3	–	30.1
Swiss capital coverage (CHF billion)
Swiss CET1 capital	11.1	7.1	–	19.6	37.8
High-trigger capital instruments	–	5.6	–	3.6	9.2
Low-trigger capital instruments	–	–	6.3	2.1	8.4
Additional tier 1 and tier 2 instruments subject to phase-out	–	–	–	5.6	5.6
Deductions from additional tier 1 and tier 2 capital	–	–	–	(5.7)	(5.7)
Swiss total eligible capital	11.1	12.7	6.3	25.3	55.3
Swiss leverage ratio (%)
Swiss leverage ratio	1.08%	1.23%	0.61%	2.45%	5.37%
Rounding differences may occur.

Other regulatory disclosures
In connection with the implementation of Basel III, certain regulatory disclosures for the Group, the Bank, the Bank parent company and Credit Suisse International are required. Additional information on capital instruments, including the main features and terms and conditions of regulatory capital instruments that form part of the eligible capital base of the Group, G-SIB financial indicators, subsidiary regulatory reporting, reconciliation requirements, Pillar 3 disclosures, leverage ratios and certain liquidity disclosures can be found on our website.
> Refer to https://www.credit-suisse.com/regulatorydisclosures for additional information.
shareholders’ equity and share metrics
Total shareholders’ equity
Our total shareholders’ equity increased to CHF 44.8 billion as of the end of 3Q15 compared to CHF 42.6 billion as of the end of 2Q15. Total shareholders’ equity was positively impacted by foreign exchange-related movements on cumulative translation adjustments, net income attributable to shareholders and an increase in the share-based compensation obligation. These movements were partially offset by transactions relating to the future settlement of share-based compensation awards.
> Refer to the “Consolidated statements of changes in equity (unaudited)” in III – Condensed consolidated financial statements – unaudited for further information on shareholders’ equity.
Shareholders' equity and share metrics
	% change
End of	3Q15	2Q15	4Q14	QoQ
Shareholders' equity (CHF million)
Common shares	65	65	64	0
Additional paid-in capital	25,994	25,860	27,007	1
Retained earnings	34,967	34,188	32,083	2
Treasury shares, at cost	(118)	(151)	(192)	(22)
Accumulated other comprehensive income/(loss)	(16,151)	(17,320)	(15,003)	(7)
Total shareholders' equity	44,757	42,642	43,959	5
Goodwill	(8,526)	(8,238)	(8,644)	3
Other intangible assets	(209)	(205)	(249)	2
Tangible shareholders' equity [1]	36,022	34,199	35,066	5
Shares outstanding (million)
Common shares issued	1,638.4	1,638.4	1,607.2	0
Treasury shares	(4.7)	(6.0)	(7.7)	(22)
Shares outstanding	1,633.7	1,632.4	1,599.5	0
Par value (CHF)
Par value	0.04	0.04	0.04	0
Book value per share (CHF)
Total book value per share	27.40	26.12	27.48	5
Goodwill per share	(5.22)	(5.05)	(5.40)	3
Other intangible assets per share	(0.13)	(0.12)	(0.16)	8
Tangible book value per share [1]	22.05	20.95	21.92	5
1
Management believes that tangible shareholders' equity and tangible book value per share, both non-GAAP financial measures, are meaningful as they are measures used and relied upon by industry analysts and investors to assess valuations and capital adequacy.

Risk management
In 3Q15, our available economic capital increased 1%, economic risk capital increased 4%, overall position risk increased 5% and average risk management VaR in US dollars increased 10%. Gross impaired loans were CHF 1.8 billion on a gross loan portfolio of CHF 275.8 billion.
Overview and risk-related developments
Fundamental to our business is the prudent taking of risk in line with our strategic priorities. The primary objectives of risk management are to protect our financial strength and reputation, while ensuring that capital is well deployed to support business activities and grow shareholder value. Our risk management framework is based on transparency, management accountability and independent oversight.
> Refer to “Key risk developments”, “Risk management oversight”, “Risk appetite framework” and “Risk coverage and management” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management in the Credit Suisse Annual Report 2014 for further information and additional details of our current risk management framework and activities, including definitions of certain terms and relevant metrics.
Global market turbulences
3Q15 was a quarter marked by continued concerns over declining global growth. Uncertainty about the global economic outlook, particularly the Chinese economy, resulted in risk aversion, rising volatility and lower commodity prices, while the US dollar strengthened against most other major currencies.
We ran a comprehensive stress scenario, including global gross domestic product (GDP) growth slowdown, capital flight from emerging markets and a rate increase by the Fed, to assess the potential effects on our earnings and capital position. We continued to closely monitor our energy-related exposures and manage market volatility risk in the third quarter.
Economic risk capital review
Economic risk capital is used as a consistent and comprehensive tool for capital management, limit monitoring and performance management. Economic risk capital is our core Group-wide risk management tool for measuring and reporting the combined impact from quantifiable risks such as market, credit, operational, pension, expense and model risks, each of which has an impact on our capital position.
Economic risk capital measures risks in terms of economic realities rather than regulatory or accounting rules and estimates the amount of capital needed to remain solvent and in business under extreme market, business and operating conditions over the period of one year, given our target financial strength (our long-term credit rating). Economic risk capital is set to a level needed to absorb unexpected losses at a confidence level of 99.97%. Our economic risk capital model is a set of methodologies used for measuring quantifiable risks associated with our business activities on a consistent basis. It is calculated separately for position risk (reflecting our exposure to market and credit risks), operational risk and other risks.
We regularly review our economic capital methodology in order to ensure that the model remains relevant as markets and business strategies evolve. In the event of methodology changes, prior-period balances are restated in order to show meaningful trends.
> Refer to “Economic risk capital” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management – Risk coverage and management in the Credit Suisse Annual Report 2014 for further information on economic risk capital and position risk.
Methodology and model developments
In 3Q15, we enhanced the capturing of counterparty risk in international lending & counterparty exposures by improving the relationship between rating and loss given default. The net impact from this parameter update on position risk for the Group as of the end of 2Q15 was an increase of CHF 222 million, or 1.8%.
For economic risk capital used for capital management purposes, in addition to adopting the above position risk parameter update, we improved the methodology of our operational risk calculation to better reflect the connection between the economic risk capital model and the internal approach for the regulatory capital calculation under the advanced measurement approach (AMA). The net impact of the methodology change and parameter update on economic risk capital for the Group as of the end of 2Q15 was an increase of CHF 706 million, or 2.1%. Prior-period balances have been restated in order to show meaningful trends.
Available economic capital trends
Available economic capital for the Group increased 1% to CHF 37.4 billion as of the end of 3Q15, compared to the end of 2Q15. The increase was primarily due to higher shareholders’ equity, mainly reflecting net income attributable to shareholders and the foreign exchange impact for the period, partially offset by adjustments to the accounting measurement of our pension plan assets and liabilities from an economic view, driven by a reduction in discount rates applied.
Economic risk capital trends
Economic risk capital increased 4% to CHF 35.7 billion as of the end of 3Q15, compared to the end of 2Q15. Excluding the US dollar translation impact, economic risk capital increased 1%, mainly due to increased position risk in Investment Banking and higher operational risk related to an update of the operational loss dataset used for the regulatory capital calculation under the AMA.

For Investment Banking, economic risk capital increased 5% to CHF 23.5 billion. Excluding the US dollar translation impact, economic risk capital increased 1%, mainly due to increased position risk from international lending & counterparty exposures and equity trading & investments, partially offset by lower position risk in fixed income trading.
For Private Banking & Wealth Management, economic risk capital increased 4% to CHF 10.2 billion, primarily related to increased position risk from private banking corporate & retail lending exposures as well as the increased operational risk related to the update of the operational loss dataset.
For Corporate Center, economic risk capital was stable at CHF 2.0 billion.
Economic risk capital
	in / end of				% change
	3Q15	2Q15	4Q14	3Q14	QoQ	Ytd	YoY
Available economic capital (CHF million)
BIS look-through CET1 capital (Basel III)	29,044	28,482	28,576	27,921	2	2	4
Economic adjustments [1]	8,340	8,601	10,447	10,038	(3)	(20)	(17)
Available economic capital	37,384	37,083	39,023	37,959	1	(4)	(2)
Economic risk capital (CHF million)
Position risk (99.97% confidence level)	22,868	21,686	21,412	21,348	5	7	7
Operational risk	7,264	7,009	7,009	7,096	4	4	2
Other risks [2]	5,597	5,620	5,809	5,802	0	(4)	(4)
Economic risk capital	35,729	34,315	34,230	34,246	4	4	4
Economic risk capital coverage ratio (%) [3]
Economic risk capital coverage ratio	105	108	114	111	–	–	–
Economic risk capital by division (CHF million)
Private Banking & Wealth Management	10,238	9,875	10,440	10,322	4	(2)	(1)
Investment Banking	23,478	22,430	21,798	21,927	5	8	7
Corporate Center [4]	2,033	2,032	2,014	2,018	0	1	1
Economic risk capital - Group [5]	35,729	34,315	34,230	34,246	4	4	4
Average economic risk capital by division (CHF million)
Private Banking & Wealth Management	10,057	10,297	10,381	10,102	(2)	(3)	0
Investment Banking	22,954	22,202	21,862	21,632	3	5	6
Corporate Center [4]	2,032	2,031	2,016	2,105	0	1	(3)
Average economic risk capital - Group [6]	35,022	34,508	34,238	33,817	1	2	4
Prior-period balances have been restated for methodology changes and parameter updates in order to show meaningful trends.
1
Includes primarily high-trigger capital instruments, adjustments to unrealized gains on owned real estate, reduced recognition of deferred tax assets and adjustments to treatment of pensions. Economic adjustments are made to BIS look-through CET1 capital to enable comparison between economic risk capital and available economic capital under the Basel III framework.

2
Includes owned real estate risk, expense risk, pension risk, foreign exchange risk between available economic capital and economic risk capital, interest rate risk on treasury positions, diversification benefits, the impact from deferred share-based compensation awards and an estimate for the impacts of certain planned methodology changes.

3 Ratio between available economic capital and economic risk capital.
4 Includes primarily expense risk, diversification benefits from the divisions and foreign exchange risk between available economic capital and economic risk capital.
5 Includes a diversification benefit of CHF 20 million, CHF 22 million, CHF 22 million and CHF 21 million as of the end of 3Q15, 2Q15, 4Q14 and 3Q14, respectively.
6 Includes a diversification benefit of CHF 21 million, CHF 22 million, CHF 21 million and CHF 22 million as of the end of 3Q15, 2Q15, 4Q14 and 3Q14, respectively.

Key position risk trends
Position risk for risk management purposes increased 5% to CHF 13.0 billion as of the end of 3Q15, compared to the end of 2Q15. Excluding the US dollar translation impact, position risk increased 1%, mainly due to new loan commitments in Investment Banking for international lending & counterparty exposures, higher private banking & retail lending exposures and increased risk in equity trading & investments primarily related to higher market volatility. These increases were partially offset mainly by lower credit spread risk in fixed income trading, primarily due to reduced risk related to loan-backed financing in Europe and the US.
Compared to the end of 3Q14, position risk for risk management purposes increased 6%. Excluding the US dollar translation impact, position risk increased 4%, mainly due to new loan commitments and increased counterparty risk in Investment Banking for international lending & counterparty exposures, increased foreign exchange and lending exposures in Latin America in emerging markets country event risk, increased risk in real estate & structured assets, primarily from higher residential mortgage-backed securities (RMBS), and higher private banking & retail lending exposures. These increases were partially offset mainly by lower foreign exchange and credit spread risks in fixed income trading, primarily related to reduced high yield bond exposures across markets as well as increased hedging for credit spread risk.
As part of our overall risk management, we hold a portfolio of hedges. Hedges are impacted by market movements, similar to other trading securities, and may result in gains or losses which offset losses or gains on the portfolios they were designated to hedge. Due to the varying nature and structure of hedges, these gains or losses may not wholly offset the losses or gains on the portfolios.
Position risk
	end of				% change
	3Q15	2Q15	4Q14	3Q14	QoQ	Ytd	YoY
Position risk (CHF million)
Fixed income trading [1]	1,037	1,309	958	1,627	(21)	8	(36)
Equity trading & investments	1,625	1,472	1,680	1,563	10	(3)	4
Private banking corporate & retail lending	2,697	2,559	2,505	2,503	5	8	8
International lending & counterparty exposures	6,490	6,032	5,979	5,985	8	9	8
Emerging markets country event risk	1,307	1,237	1,141	1,022	6	15	28
Real estate & structured assets [2]	2,493	2,468	2,551	2,346	1	(2)	6
Simple sum across risk categories	15,649	15,077	14,814	15,046	4	6	4
Diversification benefit [3]	(2,648)	(2,724)	(2,557)	(2,785)	(3)	4	(5)
Position risk (99% confidence level for risk management purposes)	13,001	12,353	12,257	12,261	5	6	6

Position risk (99.97% confidence level for capital management purposes)	22,868	21,686	21,412	21,348	5	7	7
Prior-period balances have been restated for parameter updates in order to show meaningful trends.
1 This category comprises fixed income trading, foreign exchange and commodity exposures.
2 This category comprises commercial and residential real estate (including RMBS and CMBS), asset-backed securities exposure, real estate acquired at auction and real estate fund investments.
3 Reflects the net difference between the sum of the position risk categories and the position risk on the total portfolio.
Market risk review
Market risk is the risk of financial loss arising from movements in market prices. Market risks arise from both our trading and non-trading business activities. The classification of assets into trading book and banking book portfolios determines the approach for analyzing our market risk exposure. Market risk in the trading book is measured using VaR and market risk in our banking book is measured using sensitivity analysis on related market factors.
> Refer to “Market risk” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management – Risk coverage and management in the Credit Suisse Annual Report 2014 for further information on market risk including our VaR methodology.
Trading book
Market risks from our trading book primarily relate to our trading activities in Investment Banking. Private Banking & Wealth Management also engages in trading activities, but to a much lesser extent. We are active in most of the principal trading markets of the world, using the majority of common trading and hedging products, including derivatives such as swaps, futures, options and structured products. Some of the structured products are customized transactions using combinations of derivatives and are executed to meet specific client or proprietary needs. As a result of our broad participation in products and markets, our trading strategies are correspondingly diverse and exposures are generally spread across a range of risks and locations.
VaR is a risk measure which quantifies the potential loss on a given portfolio of financial instruments over a certain holding period that is expected to occur at a certain confidence level. VaR is an important tool in risk management and is used for measuring quantifiable risks from our activities exposed to market risk on a daily basis. In addition, VaR is one of the main risk measures for limit monitoring, financial reporting, calculation of regulatory capital and regulatory backtesting.
We regularly review our VaR model to ensure that it remains appropriate given evolving market conditions and the composition of our trading portfolio. In 3Q15, there were no material changes to the VaR methodology.
We continue to receive regulatory approval for ongoing enhancements to our VaR methodology used for the calculation of regulatory capital, and the model is subject to regular reviews by regulators.
Information required under Pillar 3 of the Basel framework related to risk is available on our website at www.credit-suisse.com/pillar3.
The tables entitled “One-day, 98% risk management VaR” show our trading-related market risk exposure, as measured by one-day, 98% risk management VaR in Swiss francs and US dollars. As we measure trading book VaR for internal risk management purposes using the US dollar as the base currency, the VaR figures were translated into Swiss francs using daily foreign exchange translation rates. VaR estimates are computed separately for each risk type and for the whole portfolio using the historical simulation methodology. The different risk types are grouped into five categories including interest rate, credit spread, foreign exchange, commodities and equity.
One-day, 98% risk management VaR (CHF)
in / end of	Interest rate	Credit spread	Foreign exchange	Commodity	Equity	Diversi- fication benefit		Total
3Q15 (CHF million)
Average	22	36	11	2	26	(44)		53
Minimum	17	32	7	1	16	–	[1]	46
Maximum	31	39	17	3	34	–	[1]	63
End of period	31	34	10	1	25	(43)		58
2Q15 (CHF million)
Average	19	36	14	2	21	(45)		47
Minimum	15	31	5	1	17	–	[1]	38
Maximum	28	41	22	4	26	–	[1]	55
End of period	23	32	11	1	21	(43)		45
3Q14 (CHF million)
Average	12	32	10	1	18	(30)		43
Minimum	10	29	6	1	14	–	[1]	38
Maximum	15	35	15	2	23	–	[1]	56
End of period	11	35	11	1	18	(34)		42
Excludes risks associated with counterparty and own credit exposures.
1 As the maximum and minimum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification benefit.

One-day, 98% risk management VaR (USD)
in / end of	Interest rate	Credit spread	Foreign exchange	Commodity	Equity	Diversi- fication benefit		Total
3Q15 (USD million)
Average	23	37	12	2	27	(46)		55
Minimum	18	34	8	1	17	–	[1]	49
Maximum	32	40	17	3	35	–	[1]	64
End of period	32	34	10	1	26	(44)		59
2Q15 (USD million)
Average	21	38	14	2	23	(48)		50
Minimum	16	34	5	1	18	–	[1]	41
Maximum	29	42	23	4	28	–	[1]	57
End of period	24	35	12	1	23	(47)		48
3Q14 (USD million)
Average	13	35	11	1	20	(33)		47
Minimum	11	33	7	1	16	–	[1]	42
Maximum	17	37	16	3	25	–	[1]	59
End of period	12	36	11	1	19	(35)		44
Excludes risks associated with counterparty and own credit exposures.
1 As the maximum and minimum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification benefit.
We measure VaR in US dollars, as substantially all market risk relates to Investment Banking.
Average risk management VaR increased 10% to USD 55 million from 2Q15, driven by increased interest rate exposures, primarily related to a change in the Swiss franc interest rate risk profile, and increased equity exposures due to higher market volatility. These increases were partially offset by reduced foreign exchange exposures in Europe and Latin America. Compared to 3Q14, average risk management VaR increased 17%, mainly due to the increased interest rate exposures and higher cash equity exposures, partially offset by increased diversification benefit.
Period-end risk management VaR increased 23% to USD 59 million from 2Q15, mainly reflecting the increased interest rate and equity exposures, partially offset by the reduced foreign exchange exposures in Europe and Latin America. Compared to 3Q14, period-end risk management VaR increased 34%, mainly reflecting the increased interest rate and equity exposures, partially offset by lower foreign exchange exposures, primarily reflecting reduced Swiss franc exposures, and increased diversification benefit.
The chart entitled “Daily risk management VaR” shows the aggregated market risk in our trading book on a consolidated basis.
The histogram entitled “Actual daily trading revenues” compares the actual daily trading revenues for 3Q15 with those for 2Q15 and 3Q14. The dispersion of trading revenues indicates the day-to-day volatility in our trading activities. We had one trading loss day in 3Q15 and no trading loss days in 2Q15.

VaR backtesting
Various techniques are used to assess the accuracy of the VaR methodology used for risk management and regulatory capital purposes. Backtesting is used to assess the accuracy of the regulatory VaR model. The purpose of the VaR backtesting process is to assess the accuracy and performance of our regulatory VaR model, to assess if our regulatory capital is sufficient to absorb actual losses, and to encourage developments to our VaR model. Backtesting involves comparing the results produced from the VaR model with the actual daily trading revenue. A backtesting exception occurs when a trading loss exceeds the daily VaR estimate. In 3Q15 and the 12-month period through 3Q15, we had one backtesting exception in our regulatory VaR model. Since there were fewer than five backtesting exceptions in the rolling 12-month period through 3Q15, in line with BIS industry guidelines, the VaR model is deemed to be statistically valid.
For capital purposes, FINMA, in line with BIS requirements, uses a multiplier to impose an increase in market risk capital for every regulatory VaR exception over four in the prior rolling 12-month period calculated using a subset of actual daily trading revenues.
> Refer to “Market risk” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management – Risk coverage and management in the Credit Suisse Annual Report 2014 for further information on VaR backtesting.

> Refer to “Risk measurement models” in Capital management – Regulatory capital framework for further information on the use of our regulatory VaR model in the calculation of trading book market risk capital requirements.
Banking book
Market risks from our banking book primarily relate to asset and liability mismatch exposures, equity participations and investments in bonds and money market instruments. Our businesses and the Corporate Center have non-trading portfolios that carry market risks, mainly related to changes in interest rates but also to changes in foreign exchange rates, equity prices and, to a lesser extent, commodity prices.
Interest rate risk on banking book positions is measured by estimating the impact resulting from a one basis point parallel increase in yield curves on the fair value of interest rate-sensitive banking book positions. The impact of a one basis point parallel increase in yield curves on the fair value of interest rate-sensitive banking book positions would have been an increase of CHF 2.7 million as of the end of 3Q15, compared to an increase of CHF 3.4 million as of the end of 2Q15.
Credit risk review
All transactions that are exposed to potential losses due to a counterparty failing to meet an obligation are subject to credit risk exposure measurement and management. The majority of our credit risk is concentrated in the Wealth Management Clients and Corporate & Institutional Clients businesses within the Private Banking & Wealth Management division and in the Investment Banking division.
The following table represents credit risk from loans, irrevocable loan commitments and certain other contingent liabilities, loans held-for-sale, traded loans and derivative instruments before consideration of risk mitigation such as cash collateral and marketable securities or credit hedges.
> Refer to “Credit risk” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management – Risk coverage and management in the Credit Suisse Annual Report 2014 for further information on credit risk.
> Refer to “Credit risk review” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management – Risk review and results in the Credit Suisse Annual Report 2014 for further information on credit risk measures.
> Refer to “Note 27 – Financial instruments” in III – Condensed consolidated financial statements – unaudited for further information on counterparty credit risk.
Credit risk
	end of				% change
	3Q15	2Q15	4Q14	3Q14	QoQ	Ytd	YoY
Balance sheet (CHF million)
Gross loans	275,776	271,020	273,421	266,181	2	1	4
Loans held-for-sale	22,993	24,101	25,911	22,073	(5)	(11)	4
Traded loans	8,286	8,392	10,415	10,424	(1)	(20)	(21)
Derivative instruments [1]	34,624	31,365	39,551	39,416	10	(12)	(12)
Total balance sheet	341,679	334,878	349,298	338,094	2	(2)	1
Off-balance sheet (CHF million)
Irrevocable loan commitments [2]	137,023	124,494	120,290	119,053	10	14	15
Credit guarantees and similar instruments	4,637	3,987	4,086	4,455	16	13	4
Irrevocable commitments under documentary credits	4,049	3,868	4,734	5,372	5	(14)	(25)
Total off-balance sheet	145,709	132,349	129,110	128,880	10	13	13

Total credit risk	487,388	467,227	478,408	466,974	4	2	4
Before risk mitigation, for example, collateral and credit hedges.
1 Positive replacement value after netting agreements.
2 Irrevocable loan commitments do not include unused credit limits which are revocable at the Group's sole discretion upon notice to the client.

Loans
The following table provides an overview of our loans by loan classes, impaired loans, the related allowance for loan losses and selected loan metrics by business division.
Loans
	Private Banking & Wealth Management						Investment Banking			Credit Suisse			[1]
end of	3Q15		2Q15		3Q14		3Q15	2Q15	3Q14	3Q15	2Q15	3Q14
Loans (CHF million)
Mortgages	102,437		100,307		97,842		0	0	0	102,437	100,307	97,842
Loans collateralized by securities	39,788		39,300		38,213		0	0	0	39,788	39,300	38,213
Consumer finance	4,075		3,913		5,356		203	206	241	4,278	4,119	5,597
Consumer	146,300		143,520		141,411		203	206	241	146,503	143,726	141,652
Real estate	26,050		26,902		26,968		1,309	1,544	1,344	27,359	28,446	28,312
Commercial and industrial loans	62,394		61,381		56,881		14,063	14,335	14,567	76,492	75,750	71,478
Financial institutions	7,058		6,793		7,348		14,831	12,912	13,962	21,889	19,705	21,310
Governments and public institutions	974		1,001		1,148		2,559	2,392	2,281	3,533	3,393	3,429
Corporate & institutional	96,476	[2]	96,077	[2]	92,345	[2]	32,762	31,183	32,154	129,273	127,294	124,529
Gross loans	242,776		239,597		233,756		32,965	31,389	32,395	275,776	271,020	266,181
of which held at fair value	226		224		238		19,792	19,554	21,360	20,018	19,778	21,598
Net (unearned income) / deferred expenses	(109)		(110)		(108)		(32)	(17)	(19)	(141)	(127)	(127)
Allowance for loan losses [3]	(648)		(591)		(646)		(157)	(126)	(161)	(810)	(722)	(811)
Net loans	242,019		238,896		233,002		32,776	31,246	32,215	274,825	270,171	265,243
Impaired loans (CHF million)
Non-performing loans	780		596		612		197	116	239	982	717	854
Non-interest-earning loans	262		224		315		0	0	0	262	224	315
Total non-performing and non-interest-earning loans	1,042		820		927		197	116	239	1,244	941	1,169
Restructured loans	190		188		159		68	65	3	258	253	162
Potential problem loans	250		347		146		37	29	9	287	376	155
Total other impaired loans	440		535		305		105	94	12	545	629	317
Gross impaired loans [3]	1,482		1,355		1,232		302	210	251	1,789	1,570	1,486
of which loans with a specific allowance	1,282		1,032		1,079		226	204	245	1,513	1,241	1,327
of which loans without a specific allowance	200		323		153		76	6	6	276	329	159
Allowance for loan losses (CHF million)
Balance at beginning of period [3]	591		632		673		126	130	144	722	767	821
Net movements recognized in statements of operations	76		36		24		24	0	3	100	36	27
Gross write-offs	(35)		(81)		(71)		(2)	(1)	(5)	(37)	(82)	(76)
Recoveries	5		5		6		3	1	2	8	6	8
Net write-offs	(30)		(76)		(65)		1	0	(3)	(29)	(76)	(68)
Provisions for interest	3		3		1		0	0	5	3	3	6
Foreign currency translation impact and other adjustments, net	8		(4)		13		6	(4)	12	14	(8)	25
Balance at end of period [3]	648		591		646		157	126	161	810	722	811
of which individually evaluated for impairment	470		418		473		108	87	127	583	510	604
of which collectively evaluated for impairment	178		173		173		49	39	34	227	212	207
Loan metrics (%)
Total non-performing and non-interest-earning loans / Gross loans [4]	0.4		0.3		0.4		1.5	1.0	2.2	0.5	0.4	0.5
Gross impaired loans / Gross loans [4]	0.6		0.6		0.5		2.3	1.8	2.3	0.7	0.6	0.6
Allowance for loan losses / Total non-performing and non-interest-earning loans [3]	62.2		72.1		69.7		79.7	108.6	67.4	65.1	76.7	69.4
Allowance for loan losses / Gross impaired loans [3]	43.7		43.6		52.4		52.0	60.0	64.1	45.3	46.0	54.6
1 Includes Corporate Center, in addition to Private Banking & Wealth Management and Investment Banking.
2
Includes loans secured by financial collateral and mortgages. The value of financial collateral and mortgages, considered up to the amount of the related loans, was CHF 80,323 million, CHF 79,337 million and CHF 75,504 million as of the end of 3Q15, 2Q15 and 3Q14, respectively.

3 Impaired loans and allowance for loan losses are only based on loans which are not carried at fair value.
4 Excludes loans carried at fair value.

Compared to the end of 2Q15, gross loans increased slightly to CHF 275.8 billion as of the end of 3Q15. In Private Banking & Wealth Management, gross loans increased CHF 3.2 billion, or 1%, to CHF 242.8 billion driven by higher residential mortgages, higher commercial and industrial loans and the US dollar and euro translation impact, partially offset by lower loans to the real estate sector. In Investment Banking, an increase of CHF 1.6 billion, or 5%, to CHF 33.0 billion was mainly related to the US dollar translation impact and higher loans to financial institutions, partially offset by lower commercial and industrial loans.
Compared to the end of 3Q14, gross loans increased CHF 9.6 billion, or 4%. An increase of CHF 9.0 billion, or 4%, in Private Banking & Wealth Management was primarily due to higher commercial and industrial loans, higher residential mortgages, increased loans collateralized by securities and the US dollar translation impact, partially offset by a decrease in consumer finance, lower loans to the real estate sector and the euro translation impact. In Investment Banking, an increase of CHF 0.6 billion, or 2%, was driven by the US dollar translation impact and higher loans to financial institutions, partially offset by lower commercial and industrial loans.
> Refer to “Note 16 – Loans, allowance for loan losses and credit quality” in III – Condensed consolidated financial statements – unaudited for further information on loans.
Impaired loans
Compared to the end of 2Q15, gross impaired loans increased 14% to CHF 1.8 billion as of the end of 3Q15, driven by increases in both Private Banking & Wealth Management and Investment Banking. In Private Banking & Wealth Management, gross impaired loans increased CHF 127 million to CHF 1,482 million, primarily driven by higher non-performing loans, mainly related to new impairments and downgrades of potential problem loans, partially offset by write-offs and repayments. In Investment Banking, gross impaired loans increased CHF 92 million to CHF 302 million, driven primarily by two new non-performing loans and a new potential problem loan.
Compared to the end of 3Q14, gross impaired loans increased 20%, driven by increases in both Private Banking & Wealth Management and Investment Banking. In Private Banking & Wealth Management, an increase of CHF 250 million was primarily driven by increases in non-performing and potential problem loans; non-interest-earning loans decreased mainly due to the restructuring of loans. In Investment Banking, an increase of CHF 51 million was primarily due to three new impaired loans, partially offset by the write-off of a non-performing loan; the decrease in non-performing loans also reflected the restructuring of a loan exposure in 1Q15.
> Refer to “Impaired loans” in III – Condensed consolidated financial statements – unaudited – Note 16 – Loans, allowance for loan losses and credit quality for information on impaired loans.
Provision for credit losses
Net provision for credit losses charged to the consolidated statements of operations in 3Q15 was CHF 110 million, compared to a net provision of CHF 51 million in 2Q15. In Private Banking & Wealth Management, the net provision for credit losses in 3Q15 was CHF 80 million, compared to CHF 44 million in 2Q15, and in Investment Banking, the net provision for credit losses in 3Q15 was CHF 30 million, compared to CHF 7 million in 2Q15.

Selected European credit risk exposures
The scope of our disclosure of European credit risk exposure includes all countries of the EU which are rated below AA or its equivalent by at least one of the three major rating agencies and where our gross exposure exceeds our quantitative threshold of EUR 0.5 billion.
> Refer to “Selected European credit risk exposures” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management – Risk review and results in the Credit Suisse Annual Report 2014 for further information on selected European credit risk exposures.
Monitoring of selected European credit risk exposures
Our credit risk exposure to these European countries is managed as part of our overall risk management process. The Group makes use of country limits and performs scenario analyses on a regular basis, which include analyses of our indirect sovereign credit risk exposures from our exposures to selected European financial institutions. This assessment of indirect sovereign credit risk exposures includes analysis of publicly available disclosures of counterparties’ exposures to the European countries within the defined scope of our disclosure. We monitor the concentration of collateral underpinning our over-the-counter (OTC) derivative and reverse repurchase agreement exposures through monthly reporting. We also monitor the impact of sovereign rating downgrades on collateral eligibility. Strict limits on sovereign collateral from G7 and non-G7 countries are monitored monthly. Similar disclosure is part of our regular risk reporting to regulators.
Development of selected European credit risk exposures
On a gross basis, before taking into account risk mitigation, our risk-based sovereign credit risk exposure to Cyprus, Croatia, Greece, Ireland, Italy, Malta, Portugal and Spain as of the end of 3Q15 was EUR 4.2 billion, up from EUR 3.9 billion as of the end of 2Q15. Our net exposure to these sovereigns was EUR 1.3 billion, up from EUR 0.9 billion as of the end of 2Q15. Our non-sovereign risk-based credit risk exposure in these countries as of the end of 3Q15 included net exposure to financial institutions of EUR 3.2 billion and to corporates and other counterparties of EUR 1.3 billion, compared to EUR 3.7 billion and EUR 1.2 billion, respectively, as of the end of 2Q15.
> Refer to “Selected European credit risk exposures” in III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management – Risk review and results in the Credit Suisse Annual Report 2014 for further information on the presentation of selected European credit risk exposures.
Sovereign debt rating developments
In 3Q15, the long-term sovereign debt ratings of the countries listed in the table were affected as follows: Standard & Poor’s increased Cyprus’ rating from B+ to BB-, increased Greece’s rating from CCC– to CCC+ and increased Portugal’s rating from BB to BB+. Fitch increased Greece’s rating from CC to CCC and Moody’s lowered Greece’s rating from CAA2 to CAA3. The rating changes did not have a significant impact on the Group’s financial position, result of operations, liquidity or capital resources.

Selected European credit risk exposures
	Gross credit risk exposure	Risk mitigation			Net credit risk exposure	Inventory	[2]			Total credit risk exposure
end of 3Q15		CDS	Other	[1]				Net synthetic inventory	[3]	Gross	Net
Croatia (EUR million)
Sovereign	337	1	302		34	0		(99)		337	34
Corporates & other	55	0	5		50	0		0		55	50
Total	392	1	307		84	0		(99)		392	84
Cyprus (EUR million)
Sovereign	0	0	0		0	1		0		1	1
Financial institutions	8	0	7		1	0		1		8	1
Corporates & other	1,014	0	1,005		9	0		0		1,014	9
Total	1,022	0	1,012		10	1		1		1,023	11
Greece (EUR million)
Sovereign	0	0	0		0	5		0		5	5
Financial institutions	121	0	109		12	0		0		121	12
Corporates & other	864	0	840		24	5		(38)		869	29
Total	985	0	949		36	10		(38)		995	46
Ireland (EUR million)
Sovereign	0	0	0		0	0		21		0	0
Financial institutions	1,563	22	429		1,112	207		(138)		1,770	1,319
Corporates & other	1,113	110	836		167	8		(63)		1,121	175
Total	2,676	132	1,265		1,279	215		(180)		2,891	1,494
Italy (EUR million)
Sovereign	3,610	2,423	150		1,037	177		(5)		3,787	1,214
Financial institutions	1,763	0	1,140		623	19		(84)		1,782	642
Corporates & other	3,031	87	2,271		673	69		(255)		3,100	742
Total	8,404	2,510	3,561		2,333	265		(344)		8,669	2,598
Malta (EUR million)
Financial institutions	16	0	0		16	0		0		16	16
Corporates & other	528	0	527		1	0		0		528	1
Total	544	0	527		17	0		0		544	17
Portugal (EUR million)
Sovereign	0	0	0		0	3		(5)		3	3
Financial institutions	147	0	131		16	3		7		150	19
Corporates & other	91	0	90		1	0		0		91	1
Total	238	0	221		17	6		2		244	23
Spain (EUR million)
Sovereign	16	0	0		16	21		(29)		37	37
Financial institutions	1,600	7	567		1,026	198		(228)		1,798	1,224
Corporates & other	1,695	75	1,378		242	19		(103)		1,714	261
Total	3,311	82	1,945		1,284	238		(360)		3,549	1,522
Total (EUR million)
Sovereign	3,963	2,424	452		1,087	207		(117)		4,170	1,294
Financial institutions	5,218	29	2,383		2,806	427		(442)		5,645	3,233
Corporates & other	8,391	272	6,952		1,167	101		(459)		8,492	1,268
Total	17,572	2,725	9,787		5,060	735		(1,018)		18,307	5,795
1 Includes other hedges (derivative instruments), guarantees, insurance and collateral.
2 Represents long inventory positions netted at issuer level.
3 Substantially all of which results from CDS; represents long positions net of short positions.

Balance sheet and off-balance sheet
Total assets were CHF 858.4 billion, total liabilities were CHF 812.9 billion and total equity was CHF 45.5 billion. Total assets were down 2% and total liabilities were down 3% for the quarter, reflecting lower operating activities, partially offset by the foreign exchange translation impact. The majority of our transactions are recorded on our balance sheet, however, we also enter into transactions that give rise to both on and off-balance sheet exposure.
Balance sheet summary
	end of				% change
	3Q15	2Q15	4Q14	3Q14	QoQ	Ytd	YoY
Assets (CHF million)
Cash and due from banks	94,643	104,054	79,349	78,119	(9)	19	21
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	132,106	137,834	163,208	187,261	(4)	(19)	(29)
Trading assets	199,792	205,688	241,131	245,829	(3)	(17)	(19)
Net loans	274,825	270,171	272,551	265,243	2	1	4
Brokerage receivables	48,501	48,414	41,629	61,519	0	17	(21)
All other assets	108,553	113,161	123,594	116,391	(4)	(12)	(7)
Total assets	858,420	879,322	921,462	954,362	(2)	(7)	(10)
Liabilities and equity (CHF million)
Due to banks	27,313	30,205	26,009	30,548	(10)	5	(11)
Customer deposits	358,760	356,453	369,058	363,220	1	(3)	(1)
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	51,313	58,567	70,119	89,905	(12)	(27)	(43)
Trading liabilities	62,260	59,390	72,655	77,902	5	(14)	(20)
Long-term debt	190,126	182,655	177,898	163,676	4	7	16
Brokerage payables	40,069	48,039	56,977	76,708	(17)	(30)	(48)
All other liabilities	83,079	100,553	103,745	107,452	(17)	(20)	(23)
Total liabilities	812,920	835,862	876,461	909,411	(3)	(7)	(11)
Total shareholders' equity	44,757	42,642	43,959	43,864	5	2	2
Noncontrolling interests	743	818	1,042	1,087	(9)	(29)	(32)
Total equity	45,500	43,460	45,001	44,951	5	1	1

Total liabilities and equity	858,420	879,322	921,462	954,362	(2)	(7)	(10)

Balance sheet
Total assets were CHF 858.4 billion as of the end of 3Q15, down CHF 20.9 billion, or 2%, from the end of 2Q15, reflecting lower operating activities, partially offset by the foreign exchange translation impact. Excluding the foreign exchange translation impact, total assets decreased CHF 46.0 billion.
Compared to the end of 2Q15, cash and due from banks decreased CHF 9.4 billion, or 9%, mainly driven by lower cash positions at the Fed and the SNB, partially offset by the foreign exchange translation impact. Trading assets decreased CHF 5.9 billion, or 3%, mainly reflecting a decrease in equity securities, partially offset by higher debt securities, higher derivative instruments and the foreign exchange translation impact. Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions decreased CHF 5.7 billion, or 4%, mainly driven by a decrease in cash collateral in securities borrowing transactions to banks and customers and a decrease in reverse repurchase transactions with customers, partially offset by the foreign exchange translation impact. Net loans increased CHF 4.7 billion, or 2%, mainly driven by loans to financial institutions, residential mortgages, commercial and industrial loans and the foreign exchange translation impact, partially offset by lower loans to the real estate sector. Brokerage receivables were stable. All other assets decreased CHF 4.6 billion, or 4%, mainly reflecting a decrease in securities received as collateral, a decrease in assets held for separate accounts and a decrease in assets held-for-sale, partially offset by the foreign exchange translation impact.
Total liabilities were CHF 812.9 billion as of the end of 3Q15, down CHF 22.9 billion, or 3%, from the end of 2Q15, reflecting lower operating activities, partially offset by the foreign exchange translation impact. Excluding the foreign exchange translation impact, total liabilities decreased CHF 47.2 billion.
Compared to the end of 2Q15, brokerage payables were down by CHF 8.0 billion, or 17%, mainly reflecting a reduction in margin lending customer counterparty balances and a decrease in future margin payables, partially offset by the foreign exchange translation impact. Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions decreased CHF 7.3 billion, or 12%, driven by a decrease in repurchase transactions with customers and banks, partially offset by the foreign exchange translation impact. Due to banks decreased CHF 2.9 billion, or 10%, mainly driven by a decrease in time deposits with banks. Long-term debt increased CHF 7.5 billion, or 4%, primarily driven by issuances of senior debt and the foreign exchange translation impact, partially offset by maturities of senior debt. Trading liabilities increased CHF 2.9 billion, or 5%, mainly reflecting an increase in short positions and derivatives and the foreign exchange translation impact. Customer deposits were stable. All other liabilities decreased CHF 17.5 billion, or 17%, mainly driven by a decrease in short-term borrowings, a decrease in obligation to return securities received as collateral and a decrease in liabilities held for separate accounts, partially offset by the foreign exchange translation impact.
> Refer to “Funding sources and uses” in Liquidity and funding management and “Capital management” for further information, including our funding of the balance sheet and the leverage ratio.
Off-balance sheet
We enter into off-balance sheet arrangements in the normal course of business. Off-balance sheet arrangements are transactions or other contractual arrangements with, or for the benefit of, an entity that is not consolidated. These transactions include derivative instruments, guarantees and similar arrangements, retained or contingent interests in assets transferred to an unconsolidated entity in connection with our involvement with special purpose entities (SPEs), and obligations and liabilities (including contingent obligations and liabilities) under variable interests in unconsolidated entities that provide financing, liquidity, credit and other support.
> Refer to “Liquidity and funding management” in III – Treasury, Risk, Balance sheet and Off-balance sheet in the Credit Suisse Annual Report 2014 and “Note 25 – Guarantees and commitments” and “Note 29 – Litigation” in III – Condensed consolidated financial statements – unaudited for further information.

Condensed consolidated financial statements – unaudited
Report of Independent Registered Public Accounting Firm
Condensed consolidated financial statements – unaudited
Notes to the condensed consolidated financial statements – unaudited

Consolidated statements of operations (unaudited)
Consolidated statements of comprehensive income (unaudited)
Consolidated balance sheets (unaudited)
Consolidated balance sheets (unaudited) (continued)
Consolidated statements of changes in equity (unaudited)
Consolidated statements of changes in equity (unaudited) (continued)
Consolidated statements of changes in equity (unaudited) (continued)
Consolidated statements of cash flows (unaudited)
Consolidated statements of cash flows (unaudited) (continued)
Supplemental cash flow information (unaudited)
1 Summary of significant accounting policies
2 Recently issued accounting standards
3 Business developments and subsequent events
4 Discontinued operations
5 Segment information
6 Net interest income
7 Commissions and fees
8 Trading revenues
9 Other revenues
10 Provision for credit losses
11 Compensation and benefits
12 General and administrative expenses
13 Earnings per share
14 Trading assets and liabilities
15 Investment securities
16 Loans, allowance for loan losses and credit quality
17 Other assets and other liabilities
18 Long-term debt
19 Accumulated other comprehensive income and additional share information
20 Offsetting of financial assets and financial liabilities
21 Tax
22 Employee deferred compensation
23 Pension and other post-retirement benefits
24 Derivatives and hedging activities
25 Guarantees and commitments
26 Transfers of financial assets and variable interest entities
27 Financial instruments
28 Assets pledged and collateral
29 Litigation
30 Subsidiary guarantee information

Report of Independent Registered Public Accounting Firm
to the Board of Directors of
Credit Suisse Group AG, Zurich
We have reviewed the accompanying condensed consolidated balance sheets of Credit Suisse Group AG and subsidiaries (the “Group”) as of September 30, 2015 and 2014, the related condensed consolidated statements of operations, changes in equity and comprehensive income for the three and nine-month periods ended September 30, 2015 and 2014, and the related condensed consolidated statements of cash flows for the nine-month periods ended September 30, 2015 and 2014. These condensed consolidated financial statements are the responsibility of the Group's management.
We conducted our reviews in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.
Based on our reviews, we are not aware of any material modifications that should be made to the condensed consolidated financial statements referred to above for them to be in conformity with U.S. generally accepted accounting principles.
We have previously audited, in accordance with standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of the Group as of December 31, 2014, and the related consolidated statements of operations, changes in equity, comprehensive income and cash flows for the year then ended (not presented herein); and in our report dated March 20, 2015, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2014, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.
KPMG AG
Simon Ryder                Anthony Anzevino
Licensed Audit Expert   Global Lead Partner
Zurich, Switzerland
October 30, 2015

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Condensed consolidated financial statements – unaudited
Consolidated statements of operations (unaudited)
in	3Q15	2Q15	3Q14	9M15	9M14
Consolidated statements of operations (CHF million)
Interest and dividend income	4,422	5,903	4,520	14,815	14,655
Interest expense	(2,338)	(3,034)	(2,376)	(7,710)	(7,747)
Net interest income	2,084	2,869	2,144	7,105	6,908
Commissions and fees	2,892	3,259	3,254	9,130	9,838
Trading revenues	801	498	904	2,689	1,739
Other revenues	208	329	276	663	1,385
Net revenues	5,985	6,955	6,578	19,587	19,870
Provision for credit losses	110	51	59	191	111
Compensation and benefits	2,507	2,914	2,747	8,397	8,713
General and administrative expenses	2,100	1,928	2,041	5,766	7,172
Commission expenses	416	406	393	1,214	1,139
Total other operating expenses	2,516	2,334	2,434	6,980	8,311
Total operating expenses	5,023	5,248	5,181	15,377	17,024
Income from continuing operations before taxes	852	1,656	1,338	4,019	2,735
Income tax expense	83	590	366	1,150	1,216
Income from continuing operations	769	1,066	972	2,869	1,519
Income from discontinued operations, net of tax	0	0	106	0	112
Net income	769	1,066	1,078	2,869	1,631
Net income/(loss) attributable to noncontrolling interests	(10)	15	53	(15)	447
Net income attributable to shareholders	779	1,051	1,025	2,884	1,184
of which from continuing operations	779	1,051	919	2,884	1,072
of which from discontinued operations	0	0	106	0	112
Basic earnings per share (CHF)
Basic earnings per share from continuing operations	0.47	0.63	0.55	1.73	0.61
Basic earnings per share from discontinued operations	0.00	0.00	0.06	0.00	0.07
Basic earnings per share	0.47	0.63	0.61	1.73	0.68
Diluted earnings per share (CHF)
Diluted earnings per share from continuing operations	0.45	0.61	0.55	1.69	0.61
Diluted earnings per share from discontinued operations	0.00	0.00	0.06	0.00	0.07
Diluted earnings per share	0.45	0.61	0.61	1.69	0.68
Consolidated statements of comprehensive income (unaudited)
in	3Q15	2Q15	3Q14	9M15	9M14
Comprehensive income (CHF million)
Net income	769	1,066	1,078	2,869	1,631
Gains/(losses) on cash flow hedges	22	31	(15)	61	14
Foreign currency translation	1,121	(1,053)	1,726	(1,425)	1,518
Unrealized gains/(losses) on securities	0	(12)	(9)	(2)	11
Actuarial gains/(losses)	72	92	48	253	125
Net prior service credit/(cost)	(20)	(22)	0	(63)	(42)
Other comprehensive income/(loss), net of tax	1,195	(964)	1,750	(1,176)	1,626
Comprehensive income	1,964	102	2,828	1,693	3,257
Comprehensive income/(loss) attributable to noncontrolling interests	16	(15)	131	(43)	503
Comprehensive income attributable to shareholders	1,948	117	2,697	1,736	2,754
The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Consolidated balance sheets (unaudited)
end of	3Q15	2Q15	4Q14	3Q14
Assets (CHF million)
Cash and due from banks	94,643	104,054	79,349	78,119
of which reported at fair value	126	240	304	347
of which reported from consolidated VIEs	1,705	1,470	1,493	1,385
Interest-bearing deposits with banks	1,087	928	1,244	1,211
of which reported at fair value	2	2	0	0
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	132,106	137,834	163,208	187,261
of which reported at fair value	81,249	80,636	104,283	108,076
of which reported from consolidated VIEs	113	197	660	1,292
Securities received as collateral, at fair value	26,322	28,851	26,854	22,246
of which encumbered	25,661	27,990	25,220	17,229
Trading assets, at fair value	199,792	205,688	241,131	245,829
of which encumbered	63,254	65,847	77,583	72,816
of which reported from consolidated VIEs	2,705	3,394	4,261	3,793
Investment securities	3,185	3,370	2,791	2,484
of which reported at fair value	3,185	3,370	2,791	2,484
of which reported from consolidated VIEs	1,136	925	0	48
Other investments	7,443	7,391	8,613	8,275
of which reported at fair value	4,625	4,621	5,654	5,529
of which reported from consolidated VIEs	2,044	1,904	2,105	2,044
Net loans	274,825	270,171	272,551	265,243
of which reported at fair value	20,018	19,778	22,913	21,598
of which encumbered	108	128	192	235
of which reported from consolidated VIEs	1,305	666	245	1,659
allowance for loan losses	(810)	(722)	(758)	(811)
Premises and equipment	4,519	4,429	4,641	4,875
of which reported from consolidated VIEs	349	414	452	523
Goodwill	8,526	8,238	8,644	8,435
Other intangible assets	209	205	249	251
of which reported at fair value	96	81	70	69
Brokerage receivables	48,501	48,414	41,629	61,519
Other assets	57,262	59,749	70,558	68,614
of which reported at fair value	26,370	28,144	32,320	32,332
of which encumbered	711	272	250	238
of which reported from consolidated VIEs	13,910	14,172	16,134	14,386
Total assets	858,420	879,322	921,462	954,362
The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Consolidated balance sheets (unaudited) (continued)
end of	3Q15	2Q15	4Q14	3Q14
Liabilities and equity (CHF million)
Due to banks	27,313	30,205	26,009	30,548
of which reported at fair value	582	635	823	885
Customer deposits	358,760	356,453	369,058	363,220
of which reported at fair value	3,783	3,975	3,261	3,356
of which reported from consolidated VIEs	0	0	3	215
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	51,313	58,567	70,119	89,905
of which reported at fair value	35,419	41,920	54,732	64,269
of which reported from consolidated VIEs	0	3	0	0
Obligation to return securities received as collateral, at fair value	26,322	28,851	26,854	22,246
Trading liabilities, at fair value	62,260	59,390	72,655	77,902
of which reported from consolidated VIEs	25	28	35	12
Short-term borrowings	14,007	26,401	25,921	32,310
of which reported at fair value	3,683	4,256	3,861	7,066
of which reported from consolidated VIEs	2,451	9,470	9,384	10,310
Long-term debt	190,126	182,655	177,898	163,676
of which reported at fair value	76,858	76,517	81,166	75,243
of which reported from consolidated VIEs	12,862	11,972	13,452	12,220
Brokerage payables	40,069	48,039	56,977	76,708
Other liabilities	42,750	45,301	50,970	52,896
of which reported at fair value	12,254	14,176	16,938	19,405
of which reported from consolidated VIEs	825	1,655	1,728	738
Total liabilities	812,920	835,862	876,461	909,411
Common shares	65	65	64	64
Additional paid-in capital	25,994	25,860	27,007	26,851
Retained earnings	34,967	34,188	32,083	31,417
Treasury shares, at cost	(118)	(151)	(192)	(163)
Accumulated other comprehensive income/(loss)	(16,151)	(17,320)	(15,003)	(14,305)
Total shareholders' equity	44,757	42,642	43,959	43,864
Noncontrolling interests	743	818	1,042	1,087
Total equity	45,500	43,460	45,001	44,951

Total liabilities and equity	858,420	879,322	921,462	954,362
end of	3Q15	2Q15	4Q14	3Q14
Additional share information
Par value (CHF)	0.04	0.04	0.04	0.04
Authorized shares [1]	2,347,168,947	2,347,168,947	2,299,616,660	2,299,616,660
Common shares issued	1,638,395,346	1,638,395,346	1,607,168,947	1,607,168,947
Treasury shares	(4,670,627)	(5,966,908)	(7,666,658)	(6,355,450)
Shares outstanding	1,633,724,719	1,632,428,438	1,599,502,289	1,600,813,497
1 Includes issued shares and unissued shares (conditional, conversion and authorized capital).
The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Consolidated statements of changes in equity (unaudited)
	Attributable to shareholders
	Common shares	Additional paid-in capital	Retained earnings	Treasury shares, at cost	Accumu- lated other compre- hensive income	Total share- holders' equity	Non- controlling interests	Total equity
3Q15 (CHF million)
Balance at beginning of period	65	25,860	34,188	(151)	(17,320)	42,642	818	43,460
Purchase of subsidiary shares from non- controlling interests, not changing ownership [1,2]	–	–	–	–	–	–	(32)	(32)
Sale of subsidiary shares to noncontrolling interests, not changing ownership [2]	–	–	–	–	–	–	5	5
Net income/(loss)	–	–	779	–	–	779	(10)	769
Total other comprehensive income/(loss), net of tax	–	–	–	–	1,169	1,169	26	1,195
Sale of treasury shares	–	(6)	–	4,808	–	4,802	–	4,802
Repurchase of treasury shares	–	–	–	(4,805)	–	(4,805)	–	(4,805)
Share-based compensation, net of tax	–	278	–	30	–	308	–	308
Financial instruments indexed to own shares [3]	–	(138)	–	–	–	(138)	–	(138)
Change in scope of consolidation, net	–	–	–	–	–	–	(64)	(64)
Balance at end of period	65	25,994	34,967	(118)	(16,151)	44,757	743	45,500
1 Distributions to owners in funds include the return of original capital invested and any related dividends.
2 Transactions with and without ownership changes related to fund activity are all displayed under "not changing ownership".
3
The Group had purchased certain call options on its own shares to economically hedge share-based compensation awards. In accordance with US GAAP, these call options were designated as equity instruments and, as such, were initially recognized in shareholders' equity at their fair values and not subsequently remeasured.

The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Consolidated statements of changes in equity (unaudited) (continued)
	Attributable to shareholders
	Common shares	Additional paid-in capital	Retained earnings	Treasury shares, at cost	Accumu- lated other compre- hensive income	Total share- holders' equity	Non- controlling interests	Total equity
2Q15 (CHF million)
Balance at beginning of period	64	27,589	33,137	(1,008)	(16,386)	43,396	889	44,285
Purchase of subsidiary shares from non- controlling interests, not changing ownership	–	–	–	–	–	–	(92)	(92)
Sale of subsidiary shares to noncontrolling interests, not changing ownership	–	–	–	–	–	–	30	30
Net income/(loss)	–	–	1,051	–	–	1,051	15	1,066
Total other comprehensive income/(loss), net of tax	–	–	–	–	(934)	(934)	(30)	(964)
Issuance of common shares	1	710	–	–	–	711	–	711
Sale of treasury shares	–	7	–	5,605	–	5,612	–	5,612
Repurchase of treasury shares	–	–	–	(5,719)	–	(5,719)	–	(5,719)
Share-based compensation, net of tax	–	(1,233)	–	971	–	(262)	–	(262)
Financial instruments indexed to own shares	–	(76)	–	–	–	(76)	–	(76)
Dividends paid	–	(1,137)	–	–	–	(1,137)	–	(1,137)
Change in scope of consolidation, net	–	–	–	–	–	–	6	6
Balance at end of period	65	25,860	34,188	(151)	(17,320)	42,642	818	43,460
3Q14 (CHF million)
Balance at beginning of period	64	26,655	30,392	(190)	(15,977)	40,944	1,083	42,027
Purchase of subsidiary shares from non- controlling interests, not changing ownership	–	–	–	–	–	–	(129)	(129)
Net income/(loss)	–	–	1,025	–	–	1,025	53	1,078
Total other comprehensive income/(loss), net of tax	–	–	–	–	1,672	1,672	78	1,750
Sale of treasury shares	–	(5)	–	3,121	–	3,116	–	3,116
Repurchase of treasury shares	–	–	–	(3,114)	–	(3,114)	–	(3,114)
Share-based compensation, net of tax	–	303	–	20	–	323	–	323
Financial instruments indexed to own shares	–	(102)	–	–	–	(102)	–	(102)
Change in scope of consolidation, net	–	–	–	–	–	–	2	2
Balance at end of period	64	26,851	31,417	(163)	(14,305)	43,864	1,087	44,951
The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Consolidated statements of changes in equity (unaudited) (continued)
	Attributable to shareholders
	Common shares	Additional paid-in capital		Retained earnings	Treasury shares, at cost	Accumu- lated other compre- hensive income	Total share- holders' equity	Non- controlling interests	Total equity
9M15 (CHF million)
Balance at beginning of period	64	27,007		32,083	(192)	(15,003)	43,959	1,042	45,001
Purchase of subsidiary shares from non- controlling interests, not changing ownership [1,2]	–	–		–	–	–	–	(246)	(246)
Sale of subsidiary shares to noncontrolling interests, not changing ownership [2]	–	–		–	–	–	–	50	50
Net income/(loss)	–	–		2,884	–	–	2,884	(15)	2,869
Total other comprehensive income/(loss), net of tax	–	–		–	–	(1,148)	(1,148)	(28)	(1,176)
Issuance of common shares	1	710		–	–	–	711	–	711
Sale of treasury shares	–	(9)		–	12,246	–	12,237	–	12,237
Repurchase of treasury shares	–	–		–	(13,190)	–	(13,190)	–	(13,190)
Share-based compensation, net of tax	–	(579)	[3]	–	1,018	–	439	–	439
Financial instruments indexed to own shares [4]	–	2		–	–	–	2	–	2
Dividends paid	–	(1,137)	[5]	–	–	–	(1,137)	–	(1,137)
Changes in scope of consolidation, net	–	–		–	–	–	–	(58)	(58)
Other	–	–		–	–	–	–	(2)	(2)
Balance at end of period	65	25,994		34,967	(118)	(16,151)	44,757	743	45,500
9M14 (CHF million)
Balance at beginning of period	64	27,853		30,261	(139)	(15,875)	42,164	5,002	47,166
Purchase of subsidiary shares from non- controlling interests, not changing ownership	–	238		–	–	–	238	(2,067)	(1,829)
Sale of subsidiary shares to noncontrolling interests, not changing ownership	–	–		–	–	–	–	35	35
Net income/(loss)	–	–		1,184	–	–	1,184	447	1,631
Total other comprehensive income/(loss), net of tax	–	–		–	–	1,570	1,570	56	1,626
Issuance of common shares	–	297		–	–	–	297	–	297
Sale of treasury shares	–	(8)		–	7,157	–	7,149	–	7,149
Repurchase of treasury shares	–	–		–	(7,906)	–	(7,906)	–	(7,906)
Share-based compensation, net of tax	–	(444)		–	725	–	281	–	281
Financial instruments indexed to own shares	–	91		–	–	–	91	–	91
Dividends paid	–	(1,177)		(28)	–	–	(1,205)	(22)	(1,227)
Changes in redeemable noncontrolling interests	–	2		–	–	–	2	–	2
Changes in scope of consolidation, net	–	–		–	–	–	–	(2,364)	(2,364)
Other	–	(1)		–	–	–	(1)	–	(1)
Balance at end of period	64	26,851		31,417	(163)	(14,305)	43,864	1,087	44,951
1 Distributions to owners in funds include the return of original capital invested and any related dividends.
2 Transactions with and without ownership changes related to fund activity are all displayed under "not changing ownership".
3 Includes a net tax charge of CHF (12) million from the excess recognized compensation expense over fair value of shares delivered.
4
The Group had purchased certain call options on its own shares to economically hedge share-based compensation awards. In accordance with US GAAP, these call options were designated as equity instruments and, as such, were initially recognized in shareholders' equity at their fair values and not subsequently remeasured.

5 Paid out of reserves from capital contributions.
The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Consolidated statements of cash flows (unaudited)
in	9M15	9M14
Operating activities of continuing operations (CHF million)
Net income	2,869	1,631
(Income)/loss from discontinued operations, net of tax	0	(112)
Income from continuing operations	2,869	1,519
Adjustments to reconcile net income/(loss) to net cash provided by/(used in) operating activities of continuing operations (CHF million)
Impairment, depreciation and amortization	782	938
Provision for credit losses	191	111
Deferred tax provision/(benefit)	531	618
Share of net income/(loss) from equity method investments	(63)	220
Trading assets and liabilities, net	26,665	(6,953)
(Increase)/decrease in other assets	(1,966)	(10,984)
Increase/(decrease) in other liabilities	(19,234)	(825)
Other, net	(2,640)	487
Total adjustments	4,266	(16,388)
Net cash provided by/(used in) operating activities of continuing operations	7,135	(14,869)
Investing activities of continuing operations (CHF million)
(Increase)/decrease in interest-bearing deposits with banks	127	302
(Increase)/decrease in central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	26,545	(15,602)
Purchase of investment securities	(308)	(566)
Proceeds from sale of investment securities	16	853
Maturities of investment securities	858	240
Investments in subsidiaries and other investments	(450)	(767)
Proceeds from sale of other investments	1,269	1,217
(Increase)/decrease in loans	(7,152)	(15,237)
Proceeds from sales of loans	1,494	1,052
Capital expenditures for premises and equipment and other intangible assets	(757)	(706)
Proceeds from sale of premises and equipment and other intangible assets	12	0
Other, net	197	132
Net cash provided by/(used in) investing activities of continuing operations	21,851	(29,082)
The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Consolidated statements of cash flows (unaudited) (continued)
in	9M15	9M14
Financing activities of continuing operations (CHF million)
Increase/(decrease) in due to banks and customer deposits	(5,724)	26,182
Increase/(decrease) in short-term borrowings	(11,495)	10,049
Increase/(decrease) in central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(17,384)	(9,764)
Issuances of long-term debt	63,294	53,140
Repayments of long-term debt	(40,602)	(26,983)
Issuances of common shares	1	297
Sale of treasury shares	12,237	7,149
Repurchase of treasury shares	(13,190)	(7,906)
Dividends paid	(427)	(1,227)
Other, net	620	(1,140)
Net cash provided by/(used in) financing activities of continuing operations	(12,670)	49,797
Effect of exchange rate changes on cash and due from banks (CHF million)
Effect of exchange rate changes on cash and due from banks	(1,022)	4,041
Net cash provided by/(used in) discontinued operations (CHF million)
Net cash provided by/(used in) discontinued operations	0	(460)
Net increase/(decrease) in cash and due from banks (CHF million)
Net increase/(decrease) in cash and due from banks	15,294	9,427

Cash and due from banks at beginning of period	79,349	68,692
Cash and due from banks at end of period	94,643	78,119
Supplemental cash flow information (unaudited)
in	9M15	9M14
Cash paid for income taxes and interest (CHF million)
Cash paid for income taxes	846	1,066
Cash paid for interest	7,877	7,881
Assets acquired and liabilities assumed in business acquisitions (CHF million)
Fair value of assets acquired	3	137
Fair value of liabilities assumed	0	28
Assets and liabilities sold in business divestitures (CHF million)
Assets sold	35	687
Liabilities sold	7	1,084
The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.

Notes to the condensed consolidated financial statements – unaudited
1 Summary of significant accounting policies
Basis of presentation
The accompanying unaudited condensed consolidated financial statements of Credit Suisse Group AG (the Group) are prepared in accordance with accounting principles generally accepted in the US (US GAAP) and are stated in Swiss francs (CHF). These condensed consolidated financial statements should be read in conjunction with the US GAAP consolidated financial statements and notes thereto for the year ended December 31, 2014 included in the Credit Suisse Annual Report 2014.
> Refer to “Note 1 – Summary of significant accounting policies” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2014 for a description of the Group’s significant accounting policies.
Certain financial information, which is normally included in annual consolidated financial statements prepared in accordance with US GAAP, but not required for interim reporting purposes, has been condensed or omitted. Certain reclassifications have been made to the prior period’s consolidated financial statements to conform to the current period’s presentation. These condensed consolidated financial statements reflect, in the opinion of management, all adjustments that are necessary for a fair presentation of the condensed consolidated financial statements for the periods presented. The 2Q15 consolidated statements of operations and comprehensive income, the 2Q15 and 3Q14 consolidated balance sheets and the 3Q15, 2Q15 and 3Q14 consolidated statements of changes in equity have been added for convenience of the reader and are not a required presentation under US GAAP. The results of operations for interim periods are not indicative of results for the entire year.
In preparing these condensed consolidated financial statements, management is required to make estimates and assumptions which affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the condensed consolidated balance sheets and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
2 Recently issued accounting standards
Recently adopted accounting standards
The following provides the most relevant recently adopted accounting standards.
> Refer to “Note 2 – Recently issued accounting standards” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2014 for a description of accounting standards adopted in 2014.
ASC Topic 310 – Receivables
In January 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2014-04, “Reclassification of Residential Real Estate Collateralized Consumer Mortgage Loans upon Foreclosure” (ASU 2014-04), an update to Accounting Standards Codification (ASC) Topic 310 – Receivables. The amendments require interim and annual disclosure of both (i) the amount of foreclosed residential real estate property held by the creditor and (ii) the recorded investment in consumer mortgage loans collateralized by residential real estate property that are in the process of foreclosure according to local requirements of the applicable jurisdiction. The adoption of ASU 2014-04 on January 1, 2015 did not have a material impact on the Group’s financial position, results of operations and cash flows.
ASC Topic 860 – Transfers and Servicing
In June 2014, the FASB issued ASU 2014-11, “Repurchase-to-Maturity Transactions, Repurchase Financings, and Disclosures” (ASU 2014-11), an update to ASC Topic 860 – Transfers and Servicing. ASU 2014-11 amends the accounting guidance for repurchase-to-maturity transactions and repurchase financing arrangements. As a result of these amendments repurchase-to-maturity transactions will be reported as secured borrowings. For repurchase financing arrangements, the amendments require separate accounting for a transfer of a financial asset executed contemporaneously with a repurchase agreement with the same counterparty, which will result in secured borrowing accounting for the repurchase agreement. The amendments also specify new disclosures that entities must include. The adoption of ASU 2014-11 on January 1, 2015 did not have a material impact on the Group’s financial position, results of operations and cash flows.
Standards to be adopted in future periods
ASC Topic 205 – Presentation of Financial Statements
In August 2014, the FASB issued ASU 2014-15, “Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern” (ASU 2014-15), an update to ASC Topic 205 – Presentation of Financial Statements. The amendments in ASU 2014-15 provide guidance in US GAAP about management’s responsibility to evaluate whether there are conditions and events, considered in the aggregate, that raise substantial doubt about an entity’s ability to continue as a going concern and to provide related disclosures in the notes to the financial statements. The amendments are expected to reduce diversity in the timing and content of such disclosures. ASU 2014-15 is effective for the annual reporting period ending after December 15, 2016, and for the interim and annual reporting periods thereafter. Early adoption is permitted. As these amendments relate only to disclosures, there will be no impact of the adoption of ASU 2014-15 on the Group’s financial position, results of operations and cash flows.
ASC Topic 606 – Revenue from Contracts with Customers
In May 2014, the FASB issued ASU 2014-09, “Revenue from Contracts with Customers” (ASU 2014-09), an update to ASC Topic 606 – Revenue from Contracts with Customers. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The ASU outlines key steps that an entity should follow to achieve the core principle. In August 2015, the FASB issued ASU 2015-14, “Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date” (ASU 2015-14). ASU 2015-14 defers the effective date of ASU 2014-09 from interim and annual periods beginning after December 15, 2016 to December 15, 2017. The Group is currently evaluating the impact of the adoption of ASU 2014-09 on the Group’s financial position, results of operations and cash flows.
ASC Topic 718 – Compensation – Stock Compensation
In June 2014, the FASB issued ASU 2014-12, “Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period” (ASU 2014-12), an update to Topic 718 – Compensation – Stock Compensation. The amendments in ASU 2014-12 require that a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition. ASU 2014-12 is effective for interim and annual periods beginning after December 15, 2015 with early adoption permitted. The Group is currently evaluating the impact of the adoption of ASU 2014-12 on the Group’s financial position, results of operations and cash flows.
ASC Topic 810 – Consolidation
In February 2015, the FASB issued ASU 2015-02, “Amendments to the Consolidation Analysis” (ASU 2015-02), an update to ASC Topic 810 – Consolidation. The amendments in ASU 2015-02 rescind the indefinite deferral for certain investment funds, which is included in ASU 2010-10, Consolidation (ASC Topic 810), “Amendments for Certain Investment Funds”. The amendments in ASU 2015-02 also require a re-evaluation as to whether certain legal entities require consolidation under the revised consolidation model, specifically as it relates to whether limited partnerships and similar legal entities are VIEs or voting interest entities, the elimination of the presumption that a general partner controls a partnership, and the consolidation analysis of VIEs, particularly those that have fee arrangements and related party relationships. ASU 2015-02 is effective for interim and annual reporting periods beginning after December 15, 2015 with early adoption permitted. The Group is currently evaluating the impact of the adoption of ASU 2015-02 on the Group’s financial position, results of operations and cash flows.
In August 2014, the FASB issued ASU 2014-13, “Measuring the Financial Assets and the Financial Liabilities of a Consolidated Collateralized Financing Entity” (ASU 2014-13), an update to ASC Topic 810 – Consolidation. ASU 2014-13 applies to reporting entities that are required to consolidate a collateralized financing entity (CFE) under the VIEs guidance. These entities may elect to measure the financial assets and the financial liabilities of the CFE at fair value using either ASC Topic 820 – Fair Value Measurements or an alternative provided in ASU 2014-13. When using the measurement alternative provided in this update, the reporting entity should measure both the financial assets and the financial liabilities of the CFE, using the most observable of (i) the fair value of the financial assets and (ii) the fair value of the financial liabilities. ASU 2014-13 is effective for interim and annual periods beginning after December 15, 2015 with early adoption permitted as of the beginning of an annual period. The Group is currently evaluating the impact of the adoption of ASU 2014-13 on the Group’s financial position, results of operations and cash flows.
ASC Topic 815 – Derivatives and Hedging
In November 2014, the FASB issued ASU 2014-16, “Determining Whether the Host Contract in a Hybrid Financial Instrument Issued in the Form of a Share Is More Akin to Debt or to Equity” (ASU 2014-16), an update to ASC Topic 815 – Derivatives and Hedging. The amendments in ASU 2014-16 clarify that for hybrid financial instruments issued in the form of a share, an entity (an issuer or an investor) should determine the nature of the host contract by considering all stated and implied substantive terms and features of the hybrid financial instrument, weighing each term and feature on the basis of relevant facts and circumstances. ASU 2014-16 is effective for interim and annual periods beginning after December 15, 2015 with early adoption permitted as of the beginning of an annual or interim period. The Group is currently evaluating the impact of the adoption of ASU 2014-16 on the Group’s financial position, results of operations and cash flows.
ASC Topic 820 – Fair Value Management
In May 2015, the FASB issued ASU 2015-07, “Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)” (ASU 2015-07), an update to ASC Topic 820 – Fair Value Measurement. The amendments in ASU 2015-07 remove the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient and change the scope of certain disclosure requirements to those investments for which an entity has elected using that practical expedient. ASU 2015-07 is effective for interim and annual periods beginning after December 15, 2015 with early adoption permitted. The Group is currently evaluating the impact of the adoption of ASU 2015-07 on the Group’s financial position, results of operations and cash flows.
ASC Topic 835 – Interest
In April 2015, the FASB issued ASU 2015-03, “Simplifying the Presentation of Debt Issuance Costs” (ASU 2015-03), an update to ASC Subtopic 835-30, “Interest – Imputation of Interest”. Under ASU 2015-03, an entity presents debt issuance costs in the balance sheet as a direct deduction from the related debt liability rather than an asset. ASU 2015-03 is effective for interim and annual periods beginning after December 15, 2015. The Group is currently evaluating the impact of the adoption of ASU 2015-03 on the Group’s financial position, results of operations and cash flows.

3 Business developments and subsequent events
On October 21, 2015, the Group announced that the Board of Directors had resolved to introduce a comprehensive package of measures setting the new strategic direction, structure and organization of the Group.
Organizational structure
To support the execution of the strategy, the Group will simplify its organization which has been a matrix of two business divisions, each with co-heads, and four regions. The Group will restructure and create three new, regionally focused divisions: Switzerland, Asia Pacific and International Wealth Management serving Western Europe, Central and Eastern Europe, Latin America and Africa.
Two other divisions – Global Markets and Investment Banking and Capital Markets – will sit alongside these regional businesses. These operating businesses will be supported by a number of focused functions at the Group Executive Board level, including a newly established position of COO, tasked with driving the transformation of the Group into a more decentralized organization, and a new position of Chief Compliance and Regulatory Affairs Officer, who will coordinate its strategic and increasingly important relationships with regulators across the world.
In addition, the Group will form a Strategic Resolution Unit that will oversee the effective wind-down of the bank’s portfolios that do not fit its strategic direction, including those in the current non-strategic units.
Reflecting the new management structure, beginning in the fourth quarter 2015, the Group’s financial reporting will be presented as six reporting segments, including the new Strategic Resolution Unit. A simplified Corporate Center will be presented inclusive of overall costs of shared services, providing transparency of the pre- and post-allocated view of these costs.
Capital increase
The Board of Directors will propose to an EGM to be held on November 19, 2015, to approve two separate share capital increases. Through the proposed share capital increases, the Group intends to strengthen its CET1 capital and gain greater financial flexibility for the implementation of its strategic objectives.
In a first step, a number of qualified investors have committed, under customary conditions, to purchase 58,000,000 new registered shares of Credit Suisse Group AG with a par value of CHF 0.04 each. The purchase price corresponds to 94.5% of the volume weighted average price of the registered shares of Credit Suisse Group AG traded on the SIX Swiss Exchange on October 21, 2015.
In a second step, which is not conditional upon the EGM approving the first measure, the Board of Directors will, at the same EGM, propose to carry out a rights offering (issuing of new shares to existing shareholders of Credit Suisse Group AG, if permitted under applicable local laws). Under the terms of this rights offering, Credit Suisse Group AG intends to issue up to 260,983,898 new registered shares with a par value of CHF 0.04 each.
Goodwill
The new strategic direction, structure and organization of the Group will require an impairment assessment of the carrying value of the Group’s goodwill position in 4Q15. Upon performance of that assessment, the carrying value of goodwill associated with the Group’s current Investment Banking division is likely to be impaired. Such an impairment would impact the Group’s income before taxes in 4Q15, and likely income before taxes of the new Global Markets as well as Investment Banking and Capital Markets divisions, but would not impact CET1 capital and leverage ratios on a look-through basis.
4 Discontinued operations
There were no operations that were discontinued in 9M15.
> Refer to “Note 4 – Discontinued operations” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2014 for further information.
For the operations discontinued in 2014, the revenues, expenses and gains from disposals were included in the results of the Private Banking & Wealth Management segment. The reclassification of these revenues and expenses from the segment results to discontinued operations for Group reporting was effected through the Corporate Center.
The results of operations of the businesses sold have been reflected in income/(loss) from discontinued operations in the consolidated statements of operations for the relevant periods presented.

Income/(loss) from discontinued operations
in	3Q14	9M14
Operations-related (CHF million)
Net revenues	7	31
of which German private banking business	7	27
of which CFIG	–	0
Operating expenses	7	35
of which German private banking business	7	33
of which CFIG	–	0
Income tax expense/(benefit)	0	1
of which German private banking business	0	0
of which CFIG	–	0
Income/(loss), net of tax	0	(5)
of which German private banking business	0	(6)
of which CFIG	–	0
Transaction-related (CHF million)
Gain on disposal	109	200
of which German private banking business	109	109
of which CFIG	–	91
Operating expenses	3	44
of which German private banking business	3	38
of which CFIG	–	0
Income tax expense/(benefit)	0	39
of which CFIG	–	42
Income/(loss), net of tax	106	117
of which German private banking business	106	71
of which CFIG	–	49
Discontinued operations – total (CHF million)
Income/(loss) from discontinued operations, net of tax	106	112
of which German private banking business	106	65
of which CFIG	–	49

5 Segment information
Overview
The Group is a global financial services company domiciled in Switzerland. The Group’s business consists of two segments: Private Banking & Wealth Management and Investment Banking. The two segments are complemented by Shared Services, which provides support in the areas of finance, operations, human resources, legal and compliance, risk management and IT. Corporate Center includes parent company operations such as Group financing, expenses for projects sponsored by the Group and certain expenses that have not been allocated to the segments. In addition, Corporate Center includes consolidation and elimination adjustments required to eliminate intercompany revenues and expenses. For the operations discontinued, the revenues, expenses and gains from disposals were included in the results of the Private Banking & Wealth Management segment. The reclassification of these revenues and expenses from the segment results to discontinued operations for Group reporting was effected through the Corporate Center.
> Refer to “Note 5 – Segment information” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2014 for further information on segment information, revenue sharing and cost allocation, funding and taxes.
Net revenues and income before taxes
in	3Q15	2Q15	3Q14	9M15	9M14
Net revenues (CHF million)
Private Banking & Wealth Management	2,935	3,152	3,125	9,059	9,411
Investment Banking	2,356	3,381	3,303	9,320	10,061
Corporate Center	691	408	109	1,217	(33)
Noncontrolling interests without SEI	3	14	41	(9)	431
Net revenues	5,985	6,955	6,578	19,587	19,870
Income/(loss) from continuing operations before taxes (CHF million)
Private Banking & Wealth Management	647	937	943	2,418	1,206
Investment Banking	(125)	615	516	1,435	2,095
Corporate Center	339	94	(158)	192	(970)
Noncontrolling interests without SEI	(9)	10	37	(26)	404
Income from continuing operations before taxes	852	1,656	1,338	4,019	2,735
Total assets
end of	3Q15	2Q15	4Q14	3Q14
Total assets (CHF million)
Private Banking & Wealth Management	345,282	356,057	345,949	342,032
Investment Banking	430,089	459,977	529,044	565,084
Corporate Center	82,247	62,425	45,248	45,959
Noncontrolling interests without SEI	802	863	1,221	1,287
Total assets	858,420	879,322	921,462	954,362

6 Net interest income
in	3Q15	2Q15	3Q14	9M15	9M14
Net interest income (CHF million)
Loans	1,332	1,315	1,282	3,964	3,724
Investment securities	18	18	9	49	31
Trading assets	1,944	3,330	2,111	7,227	7,673
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	620	679	572	1,949	1,675
Other	508	561	546	1,626	1,552
Interest and dividend income	4,422	5,903	4,520	14,815	14,655
Deposits	(213)	(221)	(268)	(689)	(752)
Short-term borrowings	(28)	(28)	(38)	(90)	(90)
Trading liabilities	(789)	(1,511)	(841)	(3,095)	(3,228)
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(300)	(325)	(242)	(940)	(765)
Long-term debt	(956)	(895)	(913)	(2,737)	(2,694)
Other	(52)	(54)	(74)	(159)	(218)
Interest expense	(2,338)	(3,034)	(2,376)	(7,710)	(7,747)
Net interest income	2,084	2,869	2,144	7,105	6,908
7 Commissions and fees
in	3Q15	2Q15	3Q14	9M15	9M14
Commissions and fees (CHF million)
Lending business	403	426	518	1,129	1,406
Investment and portfolio management	861	864	922	2,558	2,747
Other securities business	11	21	22	54	70
Fiduciary business	872	885	944	2,612	2,817
Underwriting	384	487	435	1,316	1,498
Brokerage	858	978	882	2,844	2,745
Underwriting and brokerage	1,242	1,465	1,317	4,160	4,243
Other services	375	483	475	1,229	1,372
Commissions and fees	2,892	3,259	3,254	9,130	9,838
8 Trading revenues
in	3Q15	2Q15	3Q14	9M15	9M14
Trading revenues (CHF million)
Interest rate products	49	1,569	1,452	4,212	5,671
Foreign exchange products	(461)	340	(1,072)	(974)	(3,423)
Equity/index-related products	546	(1,126)	308	(739)	(196)
Credit products	558	(111)	472	98	(338)
Commodity, emission and energy products	(35)	28	(109)	(17)	(63)
Other products	144	(202)	(147)	109	88
Trading revenues	801	498	904	2,689	1,739
Represents revenues on a product basis which are not representative of business results within segments, as segment results utilize financial instruments across various product types.
> Refer to “Note 8 – Trading revenues” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2014 for further information on trading revenues and managing trading risks.

9 Other revenues
in	3Q15	2Q15	3Q14	9M15	9M14
Other revenues (CHF million)
Noncontrolling interests without SEI	6	14	38	(8)	421
Loans held-for-sale	9	(19)	(2)	(18)	(2)
Long-lived assets held-for-sale	(27)	1	(12)	(24)	14
Equity method investments	64	51	42	161	158
Other investments	12	93	65	33	272
Other	144	189	145	519	522
Other revenues	208	329	276	663	1,385
10 Provision for credit losses
in	3Q15	2Q15	3Q14	9M15	9M14
Provision for credit losses (CHF million)
Provision for loan losses	100	36	27	167	79
Provision for lending-related and other exposures	10	15	32	24	32
Provision for credit losses	110	51	59	191	111
11 Compensation and benefits
in	3Q15	2Q15	3Q14	9M15	9M14
Compensation and benefits (CHF million)
Salaries and variable compensation	2,183	2,474	2,429	7,274	7,618
Social security	156	274	165	621	636
Other [1]	168	166	153	502	459
Compensation and benefits [2]	2,507	2,914	2,747	8,397	8,713
1 Includes pension and other post-retirement expense of CHF 82 million, CHF 82 million, CHF 78 million, CHF 254 million and CHF 247 million in 3Q15, 2Q15, 3Q14, 9M15 and 9M14, respectively.
2
Includes severance and other compensation expense relating to headcount reductions of CHF 3 million, CHF 48 million, CHF 28 million, CHF 100 million and CHF 115 million in 3Q15, 2Q15, 3Q14, 9M15 and 9M14, respectively.

12 General and administrative expenses
in	3Q15	2Q15	3Q14	9M15	9M14
General and administrative expenses (CHF million)
Occupancy expenses	256	250	274	749	852
IT, machinery, etc.	309	296	356	921	1,044
Provisions and losses	283	131	398	487	2,319
Travel and entertainment	82	95	86	266	257
Professional services	858	744	572	2,234	1,643
Amortization and impairment of other intangible assets	5	5	7	16	17
Other	307	407	348	1,093	1,040
General and administrative expenses	2,100	1,928	2,041	5,766	7,172

13 Earnings per share
in	3Q15	2Q15	3Q14	9M15	9M14
Basic net income/(loss) attributable to shareholders (CHF million)
Income from continuing operations	779	1,051	919	2,884	1,072
Income from discontinued operations, net of tax	0	0	106	0	112
Net income attributable to shareholders	779	1,051	1,025	2,884	1,184
Preferred securities dividends	–	–	–	–	(28)
Net income attributable to shareholders for basic earnings per share	779	1,051	1,025	2,884	1,156
Available for common shares	769	1,029	985	2,829	1,104
Available for unvested share-based payment awards	10	22	40	55	52
Diluted net income/(loss) attributable to shareholders (CHF million)
Net income attributable to shareholders for basic earnings per share	779	1,051	1,025	2,884	1,156
Available for common shares	770	1,029	986	2,830	1,104
Available for unvested share-based payment awards	9	22	39	54	52
Weighted-average shares outstanding (million)
Weighted-average shares outstanding for basic earnings per share available for common shares	1,639.2	1,641.0	1,608.7	1,633.9	1,618.3
Dilutive share options and warrants	1.0	0.9	0.9	0.9	0.8
Dilutive share awards	54.5	44.6	18.2	43.3	7.8
Weighted-average shares outstanding for diluted earnings per share available for common shares [1]	1,694.7	1,686.5	1,627.8	1,678.1	1,626.9
Weighted-average shares outstanding for basic/diluted earnings per share available for unvested share-based payment awards	20.4	21.8	64.9	27.8	76.2
Basic earnings/(loss) per share available for common shares (CHF)
Basic earnings per share from continuing operations	0.47	0.63	0.55	1.73	0.61
Basic earnings per share from discontinued operations	0.00	0.00	0.06	0.00	0.07
Basic earnings per share available for common shares	0.47	0.63	0.61	1.73	0.68
Diluted earnings/(loss) per share available for common shares (CHF)
Diluted earnings per share from continuing operations	0.45	0.61	0.55	1.69	0.61
Diluted earnings per share from discontinued operations	0.00	0.00	0.06	0.00	0.07
Diluted earnings per share available for common shares	0.45	0.61	0.61	1.69	0.68
1
Weighted-average potential common shares relating to instruments that were not dilutive for the respective periods (and therefore not included in the diluted earnings per share calculation above) but could potentially dilute earnings per share in the future were 6.4 million, 7.2 million, 8.7 million, 7.6 million and 8.8 million for 3Q15, 2Q15, 3Q14, 9M15 and 9M14, respectively.

14 Trading assets and liabilities
end of	3Q15	2Q15	4Q14	3Q14
Trading assets (CHF million)
Debt securities	90,639	83,371	94,391	108,519
Equity securities	63,923	80,326	94,294	85,077
Derivative instruments [1]	33,317	29,995	38,012	37,860
Other	11,913	11,996	14,434	14,373
Trading assets	199,792	205,688	241,131	245,829
Trading liabilities (CHF million)
Short positions	35,468	32,846	35,784	40,367
Derivative instruments [1]	26,792	26,544	36,871	37,535
Trading liabilities	62,260	59,390	72,655	77,902
1 Amounts shown net of cash collateral receivables and payables.

Cash collateral on derivative instruments
end of	3Q15	2Q15	4Q14	3Q14
Cash collateral – netted (CHF million) [1]
Cash collateral paid	34,428	31,472	33,404	28,817
Cash collateral received	26,619	22,991	28,147	21,683
Cash collateral – not netted (CHF million) [2]
Cash collateral paid	7,831	7,514	10,905	9,278
Cash collateral received	15,043	15,387	17,043	15,727
1 Recorded as cash collateral netting on derivative instruments in Note 20 – Offsetting of financial assets and financial liabilities.
2 Recorded as cash collateral on derivative instruments in Note 17 – Other assets and other liabilities.
15 Investment securities
end of	3Q15	2Q15	4Q14	3Q14
Investment securities (CHF million)
Securities available-for-sale	3,185	3,370	2,791	2,484
Total investment securities	3,185	3,370	2,791	2,484
Investment securities by type
end of	3Q15				4Q14
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Investment securities by type (CHF million)
Debt securities issued by Swiss federal, cantonal or local governmental entities	274	23	0	297	286	18	0	304
Debt securities issued by foreign governments	1,340	35	0	1,375	2,020	47	1	2,066
Corporate debt securities	288	0	0	288	313	0	0	313
Residential mortgage-backed securities	874	0	0	874	0	0	0	0
Commercial mortgage-backed securities	262	0	0	262	0	0	0	0
Debt securities available-for-sale	3,038	58	0	3,096	2,619	65	1	2,683
Banks, trust and insurance companies	67	21	0	88	73	25	0	98
Industry and all other	1	0	0	1	10	0	0	10
Equity securities available-for-sale	68	21	0	89	83	25	0	108
Securities available-for-sale	3,106	79	0	3,185	2,702	90	1	2,791

Gross unrealized losses on investment securities and the related fair value
	Less than 12 months		12 months or more		Total
end of	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
4Q14 (CHF million)
Debt securities issued by foreign governments	49	1	0	0	49	1
Debt securities available-for-sale	49	1	0	0	49	1
There were no unrealized losses on investment securities as of the end of 3Q15. No significant impairment charges were recorded as the Group does not intend to sell the investments, nor is it more likely than not that the Group will be required to sell the investments before the recovery of their amortized cost bases, which may be maturity.
Proceeds from sales, realized gains and realized losses from available-for-sale securities
in	9M15		9M14
	Debt securities	Equity securities	Debt securities	Equity securities
Additional information (CHF million)
Proceeds from sales	0	16	844	9
Realized gains	0	1	17	1
Amortized cost, fair value and average yield of debt securities
	Debt securities available-for-sale
end of	Amortized cost	Fair value	Average yield (in %)
3Q15 (CHF million)
Due within 1 year	320	321	0.28
Due from 1 to 5 years	1,425	1,467	0.92
Due from 5 to 10 years	150	163	1.11
Due after 10 years	1,143	1,145	2.51
Total debt securities	3,038	3,096	1.46

16 Loans, allowance for loan losses and credit quality
Loans are divided in two portfolio segments, “consumer” and “corporate & institutional”. Consumer loans are disaggregated into the classes of mortgages, loans collateralized by securities and consumer finance. Corporate & institutional loans are disaggregated into the classes of real estate, commercial and industrial loans, financial institutions and governments and public institutions.
The determination of the loan classes is primarily driven by the customer segmentation in the two business divisions, Private Banking & Wealth Management and Investment Banking, both of which are engaged in credit activities.
The Group assigns both counterparty and transaction ratings to its credit exposures. The counterparty rating reflects the probability of default of the counterparty. The transaction rating reflects the expected loss, considering collateral, on a given transaction if the counterparty defaults. Credit risk is assessed and monitored on the single obligor and single obligation level as well as on the credit portfolio level as represented by the classes of loans. Credit limits are used to manage counterparty credit risk.
> Refer to “Note 18 – Loans, allowance for loan losses and credit quality” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2014 for further information on loans, allowance for loan losses, credit quality and impaired loans.
Loans
end of	3Q15	2Q15	4Q14	3Q14
Loans (CHF million)
Mortgages	102,437	100,307	98,802	97,842
Loans collateralized by securities	39,788	39,300	39,818	38,213
Consumer finance	4,278	4,119	4,323	5,597
Consumer	146,503	143,726	142,943	141,652
Real estate	27,359	28,446	29,198	28,312
Commercial and industrial loans	76,492	75,750	75,046	71,478
Financial institutions	21,889	19,705	22,343	21,310
Governments and public institutions	3,533	3,393	3,891	3,429
Corporate & institutional	129,273	127,294	130,478	124,529
Gross loans	275,776	271,020	273,421	266,181
of which held at amortized cost	255,758	251,242	250,508	244,583
of which held at fair value	20,018	19,778	22,913	21,598
Net (unearned income)/deferred expenses	(141)	(127)	(112)	(127)
Allowance for loan losses	(810)	(722)	(758)	(811)
Net loans	274,825	270,171	272,551	265,243
Gross loans by location (CHF million)
Switzerland	156,678	156,024	155,767	157,338
Foreign	119,098	114,996	117,654	108,843
Gross loans	275,776	271,020	273,421	266,181
Impaired loan portfolio (CHF million)
Non-performing loans	982	717	753	854
Non-interest-earning loans	262	224	279	315
Total non-performing and non-interest-earning loans	1,244	941	1,032	1,169
Restructured loans	258	253	171	162
Potential problem loans	287	376	187	155
Total other impaired loans	545	629	358	317
Gross impaired loans	1,789	1,570	1,390	1,486

Allowance for loan losses by loan portfolio
	3Q15			2Q15			3Q14
	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total
Allowance for loan losses (CHF million)
Balance at beginning of period	207	515	722	245	522	767	260	561	821
Net movements recognized in statements of operations	30	70	100	16	20	36	11	16	27
Gross write-offs	(17)	(20)	(37)	(57)	(25)	(82)	(29)	(47)	(76)
Recoveries	2	6	8	4	2	6	5	3	8
Net write-offs	(15)	(14)	(29)	(53)	(23)	(76)	(24)	(44)	(68)
Provisions for interest	2	1	3	1	2	3	0	6	6
Foreign currency translation impact and other adjustments, net	2	12	14	(2)	(6)	(8)	7	18	25
Balance at end of period	226	584	810	207	515	722	254	557	811
of which individually evaluated for impairment	182	401	583	162	348	510	204	400	604
of which collectively evaluated for impairment	44	183	227	45	167	212	50	157	207
Gross loans held at amortized cost (CHF million)
Balance at end of period	146,485	109,273	255,758	143,711	107,531	251,242	141,624	102,959	244,583
of which individually evaluated for impairment [1]	638	1,151	1,789	650	920	1,570	625	861	1,486
of which collectively evaluated for impairment	145,847	108,122	253,969	143,061	106,611	249,672	140,999	102,098	243,097
	9M15			9M14
	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total
Allowance for loan losses (CHF million)
Balance at beginning of period	251	507	758	267	602	869
Net movements recognized in statements of operations	61	106	167	48	31	79
Gross write-offs	(95)	(49)	(144)	(83)	(131)	(214)
Recoveries	8	15	23	14	23	37
Net write-offs	(87)	(34)	(121)	(69)	(108)	(177)
Provisions for interest	4	11	15	1	13	14
Foreign currency translation impact and other adjustments, net	(3)	(6)	(9)	7	19	26
Balance at end of period	226	584	810	254	557	811
1 Represents gross impaired loans both with and without a specific allowance.

Purchases, reclassifications and sales
in	3Q15			2Q15			3Q14
	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total
Loans held at amortized cost (CHF million)
Purchases [1]	110	866	976	115	1,357	1,472	75	1,273	1,348
Reclassifications from loans held-for-sale [2]	0	34	34	0	35	35	0	104	104
Reclassifications to loans held-for-sale [3]	0	286	286	0	167	167	0	118	118
Sales [3]	0	159	159	0	134	134	0	172	172
in	9M15			9M14
	Consumer	Corporate & institutional	Total	Consumer	Corporate & institutional	Total
Loans held at amortized cost (CHF million)
Purchases [1]	341	3,214	3,555	104	2,678	2,782
Reclassifications from loans held-for-sale [2]	0	192	192	0	292	292
Reclassifications to loans held-for-sale [3]	0	659	659	0	528	528
Sales [3]	0	373	373	0	236	236
1 Includes drawdowns under purchased loan commitments.
2 Includes loans previously reclassified to held-for-sale that were not sold and were reclassified back to loans held-to-maturity.
3 All loans held at amortized cost which are sold are reclassified to loans held-for-sale on or prior to the date of the sale.
Credit quality of loans held at amortized cost
Management monitors the credit quality of loans through its credit risk management processes, which are structured to assess, measure, monitor and manage risk on a consistent basis. This process requires careful consideration of proposed extensions of credit, the setting of specific limits, monitoring during the life of the exposure, active use of credit mitigation tools and a disciplined approach to recognizing credit impairment.
Management evaluates many factors when assessing the credit quality of loans. These factors include the volatility of default probabilities, rating changes, the magnitude of potential loss, internal risk ratings, and geographic, industry and other economic factors. For the purpose of credit quality disclosures, the Group uses detailed internal risk ratings which are aggregated to the credit quality indicators investment grade and non-investment grade.
The Group employs a set of credit ratings for the purpose of internally rating counterparties. Credit ratings are intended to reflect the risk of default of each obligor or counterparty. Ratings are assigned based on internally developed rating models and processes, which are subject to governance and internally independent validation procedures.
> Refer to “Credit quality of loans held at amortized cost” in V – Consolidated financial statements – Credit Suisse Group – Note 18 – Loans, allowance for loan losses and credit quality in the Credit Suisse Annual Report 2014 for further information on internal ratings and the scope of the credit quality disclosures.

Gross loans held at amortized cost by internal counterparty rating
	Investment grade	Non-investment grade
end of	Ratings AAA to BBB	Ratings BB to C	Rating D	Total
3Q15 (CHF million)
Mortgages	87,321	14,896	220	102,437
Loans collateralized by securities	37,413	2,227	148	39,788
Consumer finance	1,493	2,536	231	4,260
Consumer	126,227	19,659	599	146,485
Real estate	20,001	6,438	92	26,531
Commercial and industrial loans	33,471	31,536	742	65,749
Financial institutions	12,799	2,816	160	15,775
Governments and public institutions	863	355	0	1,218
Corporate & institutional	67,134	41,145	994	109,273
Gross loans held at amortized cost	193,361	60,804	1,593	255,758
Value of collateral [1]	178,991	49,896	999	229,886
4Q14 (CHF million)
Mortgages	82,360	16,249	193	98,802
Loans collateralized by securities	37,426	2,306	86	39,818
Consumer finance	1,717	2,348	241	4,306
Consumer	121,503	20,903	520	142,926
Real estate	20,883	7,224	68	28,175
Commercial and industrial loans	31,362	31,473	541	63,376
Financial institutions	11,893	2,624	106	14,623
Governments and public institutions	992	416	0	1,408
Corporate & institutional	65,130	41,737	715	107,582
Gross loans held at amortized cost	186,633	62,640	1,235	250,508
Value of collateral [1]	174,338	50,631	650	225,619
1 Includes the value of collateral up to the amount of the outstanding related loans. For mortgages, collateral values are generally values at the time of granting the loan.
Value of collateral
In Private Banking & Wealth Management, all collateral values for loans are regularly reviewed according to our risk management policies and directives, with maximum review periods determined by market liquidity, market transparency and appraisal costs. For example, traded securities are revalued on a daily basis and property values are appraised over a period of more than one year considering the characteristics of the borrower, current developments in the relevant real estate market and the current level of credit exposure to the borrower. If the credit exposure to a borrower has changed significantly, in volatile markets or in times of increasing general market risk, collateral values may be appraised more frequently. Management judgment is applied in assessing whether markets are volatile or general market risk has increased to a degree that warrants a more frequent update of collateral values. Movements in monitored risk metrics that are statistically different compared to historical experience are considered in addition to analysis of externally-provided forecasts, scenario techniques and macro-economic research. For impaired loans, the fair value of collateral is determined within 90 days of the date the impairment was identified and thereafter regularly revalued by Group credit risk management within the impairment review process.
In Investment Banking, few loans are collateral dependent. The collateral values for these loans are appraised on at least an annual basis, or when a loan-relevant event occurs.

Gross loans held at amortized cost – aging analysis
	Current	Past due
end of		Up to 30 days	31–60 days	61–90 days	More than 90 days	Total	Total
3Q15 (CHF million)
Mortgages	102,113	116	23	12	173	324	102,437
Loans collateralized by securities	39,307	296	17	10	158	481	39,788
Consumer finance	3,607	376	54	40	183	653	4,260
Consumer	145,027	788	94	62	514	1,458	146,485
Real estate	26,389	67	5	9	61	142	26,531
Commercial and industrial loans	64,193	1,121	18	103	314	1,556	65,749
Financial institutions	15,554	120	1	0	100	221	15,775
Governments and public institutions	1,218	0	0	0	0	0	1,218
Corporate & institutional	107,354	1,308	24	112	475	1,919	109,273
Gross loans held at amortized cost	252,381	2,096	118	174	989	3,377	255,758
4Q14 (CHF million)
Mortgages	98,519	99	14	9	161	283	98,802
Loans collateralized by securities	39,648	81	1	1	87	170	39,818
Consumer finance	3,784	231	60	46	185	522	4,306
Consumer	141,951	411	75	56	433	975	142,926
Real estate	28,084	24	1	4	62	91	28,175
Commercial and industrial loans	62,305	719	20	39	293	1,071	63,376
Financial institutions	14,459	41	0	0	123	164	14,623
Governments and public institutions	1,383	25	0	0	0	25	1,408
Corporate & institutional	106,231	809	21	43	478	1,351	107,582
Gross loans held at amortized cost	248,182	1,220	96	99	911	2,326	250,508
Impaired loans
> Refer to “Impaired loans” in V – Consolidated financial statements – Credit Suisse Group – Note 18 – Loans, allowance for loan losses and credit quality in the Credit Suisse Annual Report 2014 for further information on impaired loan categories and allowance for specifically identified credit losses on impaired loans.

Gross impaired loans by category
	Non-performing and non-interest-earning loans			Other impaired loans
end of	Non- performing loans	Non- interest- earning loans	Total	Restruc- tured loans	Potential problem loans	Total	Total
3Q15 (CHF million)
Mortgages	184	20	204	17	35	52	256	[1]
Loans collateralized by securities	121	27	148	0	0	0	148
Consumer finance	208	25	233	0	1	1	234
Consumer	513	72	585	17	36	53	638
Real estate	49	20	69	0	34	34	103
Commercial and industrial loans	342	128	470	217	176	393	863
Financial institutions	78	42	120	24	41	65	185
Corporate & institutional	469	190	659	241	251	492	1,151
Gross impaired loans	982	262	1,244	258	287	545	1,789
4Q14 (CHF million)
Mortgages	189	19	208	4	39	43	251	[1]
Loans collateralized by securities	11	75	86	0	2	2	88
Consumer finance	225	17	242	0	1	1	243
Consumer	425	111	536	4	42	46	582
Real estate	50	16	66	0	9	9	75
Commercial and industrial loans	190	116	306	167	133	300	606
Financial institutions	88	36	124	0	3	3	127
Corporate & institutional	328	168	496	167	145	312	808
Gross impaired loans	753	279	1,032	171	187	358	1,390
1
As of the end of 3Q15 and 4Q14, CHF 73 million and CHF 80 million, respectively, were related to consumer mortgages secured by residential real estate for which formal foreclosure proceedings according to local requirements of the applicable jurisdiction were in process.

Gross impaired loan detail
end of	3Q15			4Q14
	Recorded investment	Unpaid principal balance	Associated specific allowance	Recorded investment	Unpaid principal balance	Associated specific allowance
Gross impaired loan detail (CHF million)
Mortgages	219	206	28	205	194	27
Loans collateralized by securities	126	123	21	63	60	53
Consumer finance	227	207	133	236	217	122
Consumer	572	536	182	504	471	202
Real estate	87	83	10	68	64	7
Commercial and industrial loans	689	670	299	599	570	259
Financial institutions	165	159	92	126	120	72
Corporate & institutional	941	912	401	793	754	338
Gross impaired loans with a specific allowance	1,513	1,448	583	1,297	1,225	540
Mortgages	37	37	–	46	46	–
Loans collateralized by securities	22	22	–	25	25	–
Consumer finance	7	7	–	7	7	–
Consumer	66	66	–	78	78	–
Real estate	16	16	–	7	7	–
Commercial and industrial loans	174	174	–	7	7	–
Financial institutions	20	20	–	1	1	–
Corporate & institutional	210	210	–	15	15	–
Gross impaired loans without specific allowance	276	276	–	93	93	–
Gross impaired loans	1,789	1,724	583	1,390	1,318	540
of which consumer	638	602	182	582	549	202
of which corporate & institutional	1,151	1,122	401	808	769	338

Gross impaired loan detail (continued)
in	3Q15			2Q15					3Q14
	Average recorded investment	Interest income recognized	Interest income recognized on a cash basis	Average recorded investment	Interest income recognized		Interest income recognized on a cash basis		Average recorded investment	Interest income recognized		Interest income recognized on a cash basis
Gross impaired loan detail (CHF million)
Mortgages	192	1	0	177	1		1		223	0		0
Loans collateralized by securities	109	0	0	39	0		0		65	0		0
Consumer finance	229	0	0	225	1		1		241	1		1
Consumer	530	1	0	441	2		2		529	1		1
Real estate	75	0	0	65	0		0		78	0		0
Commercial and industrial loans	635	3	1	597	2		1	[1]	629	2	[1]	0	[1]
Financial institutions	135	0	0	147	0		0		124	0		0
Corporate & institutional	845	3	1	809	2		1		831	2		0
Gross impaired loans with a specific allowance	1,375	4	1	1,250	4		3		1,360	3		1
Mortgages	46	2	0	64	1	[1]	0		38	1	[1]	0
Loans collateralized by securities	43	(1)	0	42	1	[1]	0		25	1	[1]	1	[1]
Consumer finance	7	0	0	7	0		0		25	0		0
Consumer	96	1	0	113	2		0		88	2		1
Real estate	5	0	0	13	0		0		4	1	[1]	0
Commercial and industrial loans	146	2	1	35	0		0		36	0		0
Financial institutions	9	0	0	1	0		0		0	0		0
Corporate & institutional	160	2	1	49	0		0		40	1		0
Gross impaired loans without specific allowance	256	3	1	162	2		0		128	3		1
Gross impaired loans	1,631	7	2	1,412	6		3		1,488	6		2
of which consumer	626	2	0	554	4		2		617	3		2
of which corporate & institutional	1,005	5	2	858	2		1		871	3		0
1 Prior period has been corrected.

Gross impaired loan detail (continued)
in	9M15			9M14
	Average recorded investment	Interest income recognized	Interest income recognized on a cash basis	Average recorded investment	Interest income recognized		Interest income recognized on a cash basis
Gross impaired loan detail (CHF million)
Mortgages	183	2	1	207	2	[1]	2	[1]
Loans collateralized by securities	69	0	0	65	0		0
Consumer finance	229	1	1	234	1		1
Consumer	481	3	2	506	3		3
Real estate	69	0	0	80	0		0
Commercial and industrial loans	588	6	3	671	6	[1]	1
Financial institutions	140	1	1	126	0		0
Corporate & institutional	797	7	4	877	6		1
Gross impaired loans with a specific allowance	1,278	10	6	1,383	9		4
Mortgages	54	3	0	29	4	[1]	0
Loans collateralized by securities	36	0	0	31	1	[1]	1	[1]
Consumer finance	7	0	0	22	0		0
Consumer	97	3	0	82	5		1
Real estate	9	0	0	10	3	[1]	0
Commercial and industrial loans	65	2	1	20	3	[1]	0
Financial institutions	4	0	0	0	0		0
Corporate & institutional	78	2	1	30	6		0
Gross impaired loans without specific allowance	175	5	1	112	11		1
Gross impaired loans	1,453	15	7	1,495	20		5
of which consumer	578	6	2	588	8		4
of which corporate & institutional	875	9	5	907	12		1
1 Prior period has been corrected.
Restructured loans held at amortized cost
in	3Q15			2Q15			3Q14
	Number of contracts	Recorded investment – pre- modification	Recorded investment – post- modification	Number of contracts	Recorded investment – pre- modification	Recorded investment – post- modification	Number of contracts	Recorded investment – pre- modification	Recorded investment – post- modification
Restructured loans (CHF million)
Mortgages	1	13	13	0	0	0	0	0	0
Loans collateralized by securities	1	0	0	0	0	0	0	0	0
Commercial and industrial loans	1	5	5	2	21	21	7	183	153
Total	3	18	18	2	21	21	7	183	153
in	9M15			9M14
	Number of contracts	Recorded investment – pre- modification	Recorded investment – post- modification	Number of contracts	Recorded investment – pre- modification	Recorded investment – post- modification
Restructured loans (CHF million)
Mortgages	1	13	13	0	0	0
Loans collateralized by securities	1	0	0	0	0	0
Commercial and industrial loans	5	97	104	10	290	238
Total	7	110	117	10	290	238

In 2Q15 and 9M15, respectively, the Group reported the default of one loan within commercial and industrial loans with a recorded investment amount of CHF 65 million, which had been restructured within the previous 12 months. In 3Q15, 3Q14 and 9M14, respectively, the Group did not experience a default of such loans.
In 9M15, the loan modifications of the Group included interest rate reductions to rates lower than the current market rate for new loans with similar risk, extended repayment terms, reductions of accrued interest and added penalty interest.
17 Other assets and other liabilities
end of	3Q15	2Q15	4Q14	3Q14
Other assets (CHF million)
Cash collateral on derivative instruments	7,831	7,514	10,905	9,278
Cash collateral on non-derivative transactions	1,161	1,268	3,238	3,560
Derivative instruments used for hedging	1,307	1,370	1,539	1,556
Assets held-for-sale	23,384	24,584	26,544	22,482
of which loans [1]	22,993	24,101	25,911	22,073
of which real estate [2]	356	375	535	409
of which long-lived assets	35	108	98	0
Assets held for separate accounts	2,086	4,036	5,650	7,709
Interest and fees receivable	5,860	5,900	6,237	6,701
Deferred tax assets	5,521	5,154	6,077	5,833
Prepaid expenses	515	614	517	592
Failed purchases	2,332	2,409	3,138	3,062
Other	7,265	6,900	6,713	7,841
Other assets	57,262	59,749	70,558	68,614
Other liabilities (CHF million)
Cash collateral on derivative instruments	15,043	15,387	17,043	15,727
Cash collateral on non-derivative transactions	1,188	1,417	797	983
Derivative instruments used for hedging	184	246	469	321
Provisions	1,485	1,214	1,358	3,079
of which off-balance sheet risk	83	70	103	94
Liabilities held for separate accounts	2,086	4,036	5,650	7,709
Interest and fees payable	6,028	6,004	6,531	6,364
Current tax liabilities	764	758	821	905
Deferred tax liabilities	155	120	47	441
Failed sales	1,732	1,345	1,313	1,442
Other	14,085	14,774	16,941	15,925
Other liabilities	42,750	45,301	50,970	52,896
1
Included as of the end of 3Q15, 2Q15, 4Q14 and 3Q14 were CHF 1,426 million, CHF 1,022 million, CHF 1,103 million and CHF 1,174 million, respectively, in restricted loans, which represented collateral on secured borrowings, and CHF 67 million, CHF 62 million, CHF 226 million and CHF 228 million, respectively, in loans held in trusts, which were consolidated as a result of failed sales under US GAAP.

2
As of the end of 3Q15, 2Q15, 4Q14 and 3Q14, real estate held-for-sale included foreclosed or repossessed real estate of CHF 40 million, CHF 58 million, CHF 169 million and CHF 193 million, respectively, of which CHF 1 million, CHF 1 million, CHF 2 million and CHF 8 million, respectively were related to residential real estate.

18 Long-term debt
Long-term debt
end of	3Q15	2Q15	4Q14	3Q14
Long-term debt (CHF million)
Senior	152,792	146,846	139,267	126,813
Subordinated	24,472	23,837	25,179	24,643
Non-recourse liabilities from consolidated VIEs	12,862	11,972	13,452	12,220
Long-term debt	190,126	182,655	177,898	163,676
of which reported at fair value	76,858	76,517	81,166	75,243
of which structured notes	51,187	50,602	50,469	45,960
Structured notes by product
end of	3Q15	2Q15	4Q14	3Q14
Structured notes (CHF million)
Equity	33,797	34,150	35,309	31,332
Fixed income	9,613	8,958	8,321	7,724
Credit	5,238	4,965	5,244	5,205
Other	2,539	2,529	1,595	1,699
Total structured notes	51,187	50,602	50,469	45,960

19 Accumulated other comprehensive income and additional share information
Accumulated other comprehensive income/(loss)
	Gains/ (losses) on cash flow hedges	Cumulative translation adjustments	Unrealized gains/ (losses) on securities	Actuarial gains/ (losses)	Net prior service credit/ (cost)	Accumu- lated other compre- hensive income/ (loss)
3Q15 (CHF million)
Balance at beginning of period	8	(13,970)	62	(3,829)	409	(17,320)
Increase/(decrease)	21	1,095	0	(17)	0	1,099
Increase/(decrease) due to equity method investments	(3)	0	0	0	0	(3)
Reclassification adjustments, included in net income	4	0	0	89	(20)	73
Total increase/(decrease)	22	1,095	0	72	(20)	1,169
Balance at end of period	30	(12,875)	62	(3,757)	389	(16,151)
2Q15 (CHF million)
Balance at beginning of period	(23)	(12,947)	74	(3,921)	431	(16,386)
Increase/(decrease)	25	(1,027)	(11)	6	0	(1,007)
Increase/(decrease) due to equity method investments	(1)	0	0	0	0	(1)
Reclassification adjustments, included in net income	7	4	(1)	86	(22)	74
Total increase/(decrease)	31	(1,023)	(12)	92	(22)	(934)
Balance at end of period	8	(13,970)	62	(3,829)	409	(17,320)
3Q14 (CHF million)
Balance at beginning of period	18	(13,860)	72	(2,680)	473	(15,977)
Increase/(decrease)	(9)	1,648	5	10	19	1,673
Increase/(decrease) due to equity method investments	(1)	0	0	0	0	(1)
Reclassification adjustments, included in net income	(5)	0	(14)	38	(19)	0
Total increase/(decrease)	(15)	1,648	(9)	48	0	1,672
Balance at end of period	3	(12,212)	63	(2,632)	473	(14,305)
9M15 (CHF million)
Balance at beginning of period	(31)	(11,478)	64	(4,010)	452	(15,003)
Increase/(decrease)	64	(1,403)	(1)	(10)	0	(1,350)
Increase/(decrease) due to equity method investments	(20)	0	0	0	0	(20)
Reclassification adjustments, included in net income	17	6	(1)	263	(63)	222
Total increase/(decrease)	61	(1,397)	(2)	253	(63)	(1,148)
Balance at end of period	30	(12,875)	62	(3,757)	389	(16,151)
9M14 (CHF million)
Balance at beginning of period	(11)	(13,674)	52	(2,757)	515	(15,875)
Increase/(decrease)	15	1,462	25	11	19	1,532
Increase/(decrease) due to equity method investments	12	0	0	0	0	12
Reclassification adjustments, included in net income	(13)	0	(14)	114	(61)	26
Total increase/(decrease)	14	1,462	11	125	(42)	1,570
Balance at end of period	3	(12,212)	63	(2,632)	473	(14,305)

Details on significant reclassification adjustments
in	3Q15	2Q15	3Q14	9M15	9M14
Reclassification adjustments, included in net income (CHF million)
Actuarial gains/(losses)
Amortization of recognized actuarial losses [1]	113	110	50	335	150
Tax expense/(benefit)	(24)	(24)	(12)	(72)	(36)
Net of tax	89	86	38	263	114
Net prior service credit/(cost)
Amortization of recognized prior service credit/(cost) [1]	(26)	(29)	(25)	(83)	(78)
Tax expense	6	7	6	20	17
Net of tax	(20)	(22)	(19)	(63)	(61)
1 These components are included in the computation of total benefit costs. Refer to "Note 23 – Pension and other post-retirement benefits" for further information.
Additional share information
	3Q15		2Q15		3Q14		9M15		9M14
Common shares issued
Balance at beginning of period	1,638,395,346		1,607,168,947		1,607,168,947		1,607,168,947		1,596,119,349
Issuance of common shares	0		31,226,399		0		31,226,399		11,049,598
of which share-based compensation	0		0		0		0		11,049,598
Balance at end of period	1,638,395,346		1,638,395,346		1,607,168,947		1,638,395,346		1,607,168,947
Treasury shares
Balance at beginning of period	(5,966,908)		(43,695,094)		(7,196,146)		(7,666,658)		(5,183,154)
Sale of treasury shares	181,750,773		220,985,925		122,001,600		483,262,125		268,667,813
Repurchase of treasury shares	(181,621,407)		(224,833,683)		(121,898,106)		(523,768,128)		(295,516,053)
Share-based compensation	1,166,915		41,575,944		737,202		43,502,034		25,675,944
Balance at end of period	(4,670,627)		(5,966,908)		(6,355,450)		(4,670,627)		(6,355,450)
Common shares outstanding
Balance at end of period	1,633,724,719	[1]	1,632,428,438	[1]	1,600,813,497	[1]	1,633,724,719	[1]	1,600,813,497	[1]
1
At par value CHF 0.04 each, fully paid. In addition to the treasury shares, a maximum of 680,000,000 unissued shares (conditional, conversion and authorized capital) were available for issuance without further approval of the shareholders. 498,874,240 of these shares were reserved for capital instruments.

20 Offsetting of financial assets and financial liabilities
The disclosures set out in the tables below include derivatives, reverse repurchase and repurchase agreements, and securities lending and borrowing transactions that:
– are offset in the Group’s consolidated balance sheets; or
– are subject to an enforceable master netting agreement or similar agreement (enforceable master netting agreements), irrespective of whether they are offset in the Group’s consolidated balance sheets.
Similar agreements include derivative clearing agreements, global master repurchase agreements and global master securities lending agreements.
Derivatives
The Group transacts bilateral OTC derivatives mainly under ISDA Master Agreements and Swiss Master Agreements for OTC derivative instruments. These agreements provide for the net settlement of all transactions under the agreement through a single payment in the event of default or termination under the agreement. They allow the Group to offset balances from derivative assets and liabilities as well as the receivables and payables to related cash collateral transacted with the same counterparty. Collateral for OTC derivatives is received and provided in the form of cash and marketable securities. Such collateral may be subject to the standard industry terms of an ISDA Credit Support Annex. The terms of an ISDA Credit Support Annex provide that securities received or provided as collateral may be pledged or sold during the term of the transactions and must be returned upon maturity of the transaction. These terms also give each counterparty the right to terminate the related transactions upon the other counterparty’s failure to post collateral. Financial collateral received or pledged for OTC derivatives may also be subject to collateral agreements which restrict the use of financial collateral.
For derivatives transacted with exchanges (exchange-traded derivatives) and central clearing counterparties (OTC-cleared derivatives), positive and negative replacement values (NRV) and related cash collateral may be offset if the terms of the rules and regulations governing these exchanges and central clearing counterparties permit such netting and offset.
Where no such agreements exist, fair values are recorded on a gross basis.
Under US GAAP, the Group elected to account for substantially all financial instruments with an embedded derivative that is not considered clearly and closely related to the host contract at fair value. There is an exception for certain bifurcatable hybrid debt instruments which the Group did not elect to account for at fair value. However, these bifurcated embedded derivatives are generally not subject to enforceable master netting agreements and are not recorded as derivative instruments under trading assets and liabilities or other assets and other liabilities. Information on bifurcated embedded derivatives has therefore not been included in the offsetting disclosures.

The following table presents the gross amount of derivatives subject to enforceable master netting agreements by contract and transaction type, the amount of offsetting, the amount of derivatives not subject to enforceable master netting agreements and the net amount presented in the consolidated balance sheets.
Offsetting of derivatives
end of	3Q15		4Q14
	Derivative assets	Derivative liabilities	Derivative assets	Derivative liabilities
Gross derivatives subject to enforceable master netting agreements (CHF billion)
OTC-cleared	125.4	119.6	257.7	250.0
OTC	169.4	163.6	213.6	210.4
Exchange-traded	0.1	0.0	0.1	0.0
Interest rate products	294.9	283.2	471.4	460.4
OTC	65.8	76.0	86.9	99.0
Exchange-traded	0.5	0.5	0.1	0.2
Foreign exchange products	66.3	76.5	87.0	99.2
OTC	15.7	15.9	14.8	15.0
Exchange-traded	13.4	16.8	12.4	14.0
Equity/index-related products	29.1	32.7	27.2	29.0
OTC-cleared	4.4	4.4	6.3	6.1
OTC	14.6	13.5	20.0	19.5
Credit derivatives	19.0	17.9	26.3	25.6
OTC-cleared	0.0	0.0	0.0	0.0
OTC	3.1	2.0	8.6	8.8
Exchange-traded	0.1	0.1	0.4	0.3
Other products	3.2	2.1	9.0	9.1
OTC-cleared	129.8	124.0	264.0	256.1
OTC	268.6	271.0	343.9	352.7
Exchange-traded	14.1	17.4	13.0	14.5
Total gross derivatives subject to enforceable master netting agreements	412.5	412.4	620.9	623.3
Offsetting (CHF billion)
OTC-cleared	(128.0)	(123.7)	(261.7)	(255.8)
OTC	(243.5)	(254.5)	(316.4)	(326.1)
Exchange-traded	(13.4)	(14.5)	(11.9)	(13.1)
Offsetting	(384.9)	(392.7)	(590.0)	(595.0)
of which counterparty netting	(358.2)	(358.2)	(561.6)	(561.6)
of which cash collateral netting	(26.7)	(34.5)	(28.4)	(33.4)
Net derivatives presented in the consolidated balance sheets (CHF billion)
OTC-cleared	1.8	0.3	2.3	0.3
OTC	25.1	16.5	27.5	26.6
Exchange-traded	0.7	2.9	1.1	1.4
Total net derivatives subject to enforceable master netting agreements	27.6	19.7	30.9	28.3
Total derivatives not subject to enforceable master netting agreements [1]	7.0	7.3	8.6	9.1
Total net derivatives presented in the consolidated balance sheets	34.6	27.0	39.5	37.4
of which recorded in trading assets and trading liabilities	33.3	26.8	38.0	36.9
of which recorded in other assets and other liabilities	1.3	0.2	1.5	0.5
1 Represents derivatives where a legal opinion supporting the enforceability of netting in the event of default or termination under the agreement is not in place.

Reverse repurchase and repurchase agreements and securities lending and borrowing transactions
Reverse repurchase and repurchase agreements are generally covered by global master repurchase agreements with netting terms similar to ISDA Master Agreements. In certain situations, for example in the event of default, all contracts under the agreements are terminated and are settled net in one single payment. Transactions under such agreements are netted in the consolidated balance sheets if they are with the same counterparty, have the same maturity date, settle through the same clearing institution and are subject to the same master netting agreement. The amounts offset are measured on the same basis as the underlying transaction (i.e., on an accrual basis or fair value basis).
Securities lending and borrowing transactions are generally executed under global master securities lending agreements with netting terms similar to ISDA Master Agreements. In certain situations, for example in the event of default, all contracts under the agreement are terminated and are settled net in one single payment. Transactions under these agreements are netted in the consolidated balance sheets if they meet the same right of offset criteria as for reverse repurchase and repurchase agreements. In general, most securities lending and borrowing transactions do not meet the criterion of having the same settlement date specified at inception of the transaction, and therefore they are not eligible for netting in the consolidated balance sheets. However, securities lending and borrowing transactions with explicit maturity dates may be eligible for netting in the consolidated balance sheets.
Reverse repurchase and repurchase agreements are collateralized principally by government securities, money market instruments and corporate bonds and have terms ranging from overnight to a longer or unspecified period of time. In the event of counterparty default, the reverse repurchase agreement or securities lending agreement provides the Group with the right to liquidate the collateral held. As is the case in the Group’s normal course of business, substantially all of the collateral received that may be sold or repledged was sold or repledged as of September 30, 2015 and December 31, 2014. In certain circumstances, financial collateral received may be restricted during the term of the agreement (e.g., in tri-party arrangements).
The following table presents the gross amount of securities purchased under resale agreements and securities borrowing transactions subject to enforceable master netting agreements, the amount of offsetting, the amount of securities purchased under resale agreements and securities borrowing transactions not subject to enforceable master netting agreements and the net amount presented in the consolidated balance sheets.
Offsetting of securities purchased under resale agreements and securities borrowing transactions
end of	3Q15				4Q14
	Gross	Offsetting	Net		Gross	Offsetting	Net
Securities purchased under resale agreements and securities borrowing transactions (CHF billion)
Securities purchased under resale agreements	103.0	(25.0)	78.0		119.3	(28.0)	91.3
Securities borrowing transactions	24.5	(6.9)	17.6		27.8	(6.9)	20.9
Total subject to enforceable master netting agreements	127.5	(31.9)	95.6		147.1	(34.9)	112.2
Total not subject to enforceable master netting agreements [1]	36.5	–	36.5		51.0	–	51.0
Total	164.0	(31.9)	132.1	[2]	198.1	(34.9)	163.2	[2]
1
Represents securities purchased under resale agreements and securities borrowing transactions where a legal opinion supporting the enforceability of netting in the event of default or termination under the agreement is not in place.

2 CHF 81,249 million and CHF 104,283 million of the total net amount as of the end of 3Q15 and 4Q14, respectively, are reported at fair value.
The following table presents the gross amount of securities sold under repurchase agreements and securities lending transactions subject to enforceable master netting agreements, the amount of offsetting, the amount of securities sold under repurchase agreements and securities lending transactions not subject to enforceable master netting agreements and the net amount presented in the consolidated balance sheets.

Offsetting of securities sold under repurchase agreements and securities lending transactions
end of	3Q15				4Q14
	Gross	Offsetting	Net		Gross	Offsetting	Net
Securities sold under repurchase agreements and securities lending transactions (CHF billion)
Securities sold under repurchase agreements	55.2	(29.4)	25.8		69.9	(31.9)	38.0
Securities lending transactions	9.1	(2.5)	6.6		10.8	(3.0)	7.8
Obligation to return securities received as collateral, at fair value	19.5	0.0	19.5		18.8	0.0	18.8
Total subject to enforceable master netting agreements	83.8	(31.9)	51.9		99.5	(34.9)	64.6
Total not subject to enforceable master netting agreements [1]	25.7	–	25.7		32.4	–	32.4
Total	109.5	(31.9)	77.6		131.9	(34.9)	97.0
of which securities sold under repurchase agreements and securities lending transactions	83.2	(31.9)	51.3	[2]	105.0	(34.9)	70.1	[2]
of which obligation to return securities received as collateral, at fair value	26.3	0.0	26.3		26.9	0.0	26.9
1
Represents securities sold under repurchase agreements and securities lending transactions where a legal opinion supporting the enforceability of netting in the event of default or termination under the agreement is not in place.

2 CHF 35,419 million and CHF 54,732 million of the total net amount as of the end of 3Q15 and 4Q14, respectively, are reported at fair value.
The following table presents the net amount presented in the consolidated balance sheets of financial assets and liabilities subject to enforceable master netting agreements and the gross amount of financial instruments and cash collateral not offset in the consolidated balance sheets. The table excludes derivatives, reverse repurchase and repurchase agreements and securities lending and borrowing transactions not subject to enforceable master netting agreements where a legal opinion supporting the enforceability of netting in the event of default or termination under the agreement is not in place. Net exposure reflects risk mitigation in the form of collateral.
Amounts not offset in the consolidated balance sheets
end of	3Q15						4Q14
	Net	Financial instruments	[1]	Cash collateral received/ pledged	[1]	Net exposure	Net	Financial instruments	[1]	Cash collateral received/ pledged	[1]	Net exposure
Financial assets subject to enforceable master netting agreements (CHF billion)
Derivatives	27.6	7.3		0.4		19.9	30.9	6.5		0.1		24.3
Securities purchased under resale agreements	78.0	77.9		0.1		0.0	91.3	91.3		0.0		0.0
Securities borrowing transactions	17.6	17.3		0.0		0.3	20.9	20.3		0.0		0.6
Total financial assets subject to enforceable master netting agreements	123.2	102.5		0.5		20.2	143.1	118.1		0.1		24.9
Financial liabilities subject to enforceable master netting agreements (CHF billion)
Derivatives	19.7	4.2		0.0		15.5	28.3	8.5		0.0		19.8
Securities sold under repurchase agreements	25.8	25.8		0.0		0.0	38.0	38.0		0.0		0.0
Securities lending transactions	6.6	6.3		0.0		0.3	7.8	7.6		0.0		0.2
Obligation to return securities received as collateral, at fair value	19.5	18.7		0.0		0.8	18.8	18.1		0.0		0.7
Total financial liabilities subject to enforceable master netting agreements	71.6	55.0		0.0		16.6	92.9	72.2		0.0		20.7
1
The total amount reported in financial instruments (recognized financial assets and financial liabilities and non-cash financial collateral) and cash collateral is limited to the amount of the related instruments presented in the consolidated balance sheets and therefore any over-collateralization of these positions is not included.

Net exposure is subject to further credit mitigation through the transfer of the exposure to other market counterparties by the use of credit default swaps (CDS) and credit insurance contracts. Therefore the net exposure presented in the table above is not representative of the Group’s counterparty exposure.

21 Tax
The income tax expense of CHF 83 million recorded in 3Q15 mainly reflected the impact of the geographical mix of results.
The presentation of income tax expense and deferred tax assets and liabilities is in accordance with ASC Topic 740 – Income Taxes – Interim Reporting.
The quarterly income tax expense includes the impact of the continuous reassessment of the estimated annual effective tax rate as well as the impact of items that need to be recorded in the specific interim period in which they occur.
Net deferred tax assets related to net operating losses, net deferred tax assets on temporary differences and net deferred tax liabilities are presented in the following manner. Nettable gross deferred tax liabilities are allocated on a pro-rata basis to gross deferred tax assets on net operating losses and gross deferred tax assets on temporary differences. This approach is aligned with the underlying treatment of netting gross deferred tax assets and liabilities under the Basel III framework. Valuation allowances have been allocated against such deferred tax assets on net operating losses first with any remainder allocated to such deferred tax assets on temporary differences. This presentation is considered the most appropriate disclosure given the underlying nature of the gross deferred tax balances.
As of September 30, 2015, the Group had accumulated undistributed earnings from foreign subsidiaries of CHF 4.9 billion which are considered indefinitely reinvested. The Group would need to accrue and pay taxes on these undistributed earnings if such earnings were repatriated. No deferred tax liability was recorded in respect of those amounts as these earnings are considered indefinitely reinvested. It is not practicable to estimate the amount of unrecognized deferred tax liabilities for these undistributed foreign earnings.
The Group is currently subject to ongoing tax audits, inquiries and litigation with the tax authorities in a number of jurisdictions, including Brazil, the Netherlands, the US, the UK and Switzerland. Although the timing of completion is uncertain, it is reasonably possible that some of these will be resolved within 12 months of the reporting date. It is reasonably possible that there will be a decrease between zero and CHF 39 million in unrecognized tax benefits within 12 months of the reporting date.
The Group remains open to examination from federal, state, provincial or similar local jurisdictions from the following years onward in these major countries: Japan – 2012; Switzerland – 2011; Brazil – 2010; the UK – 2009; the US – 2006; and the Netherlands – 2005.
Effective tax rate
in	3Q15	2Q15	3Q14	9M15	9M14
Effective tax rate (%)	9.7	35.6	27.4	28.6	44.5
Tax expense reconciliation
in	3Q15
CHF million
Income tax expense computed at the Swiss statutory tax rate of 22%	187
Increase/(decrease) in income taxes resulting from
Foreign tax rate differential	(53)
Other non-deductible expenses	91
Changes in deferred tax valuation allowance	(27)
Lower taxed income	(118)
Income taxable to noncontrolling interests	4
Change in recognition of outside basis difference	22
Other	(23)
Income tax expense	83
Foreign tax rate differential
3Q15 included a foreign tax benefit of CHF 53 million in respect of earnings in higher tax jurisdictions, such as the US, as well as earnings in lower tax jurisdictions, such as Singapore.
Other non-deductible expenses
3Q15 included the impact of non-deductible interest expenses of CHF 67 million, non-deductible litigation settlement charge of CHF 19 million and non-deductible bank levy costs and other non-deductible expenses of CHF 5 million.
Changes in deferred tax valuation allowance
3Q15 included the impact of the decrease of valuation allowances of CHF 100 million mainly in respect of three of the Group’s operating entities, two in the UK and one in Asia, and an increase of valuation allowances of CHF 73 million mainly in respect of two of the Group’s operating entities, one in the UK and one in Switzerland, related to estimated current year earnings.

Lower taxed income
3Q15 included the impact of a beneficial earnings mix in one of the Group’s operating entities in Switzerland of CHF 64 million, a CHF 18 million income tax benefit related to non-taxable life insurance income and CHF 36 million relating to non-taxable foreign exchange gains.
Change in recognition of outside basis difference
3Q15 included a CHF 22 million income tax expense related to a decrease of the outside basis difference relating to Swiss subsidiary investments.
Other
3Q15 included a tax benefit of CHF 5 million relating to the decrease of tax contingency accruals and a tax benefit from prior year adjustments of CHF 8 million. The remaining balance included various smaller items.
Net deferred tax assets
end of	3Q15	2Q15
Net deferred tax assets (CHF million)
Deferred tax assets	5,521	5,154
of which net operating losses	1,407	1,119
of which deductible temporary differences	4,114	4,035
Deferred tax liabilities	(155)	(120)
Net deferred tax assets	5,366	5,034
22 Employee deferred compensation
The Group’s current and previous deferred compensation plans include share awards, performance share awards, Contingent Capital Awards (CCA), Capital Opportunity Facility awards, Plus Bond awards, Partner Asset Facilities awards, Adjustable Performance Plan awards, Restricted Cash Awards, Scaled Incentive Share Unit awards, Incentive Share Unit (ISU) awards and other cash awards.
> Refer to “Note 28 – Employee deferred compensation” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2014 for further information.
The following tables show the compensation expense for deferred compensation awards recognized in the consolidated statements of operations, the estimated unrecognized expense for deferred compensation awards granted in 3Q15 and prior periods and the remaining requisite service period over which the unrecognized expense will be recognized. The estimated unrecognized compensation expense was based on the fair value of each award on the grant date and included the current estimated outcome of relevant performance criteria and estimated future forfeitures but no estimate for future mark-to-market adjustments.
Deferred compensation expense
in	3Q15	2Q15	3Q14	9M15	9M14
Deferred compensation expense (CHF million)
Share awards	211	209	232	657	709
Performance share awards	133	137	145	437	473
Contingent Capital Awards	67	75	17	263	192
Capital Opportunity Facility awards	4	3	4	11	9
Plus Bond awards [1]	5	5	8	16	25
2011 Partner Asset Facility awards [2]	0	0	1	1	11
Adjustable Performance Plan share awards [3]	0	0	2	0	0
Adjustable Performance Plan cash awards [3]	0	0	3	0	(10)
Restricted Cash Awards	9	11	23	30	70
Scaled Incentive Share Units [3]	0	0	0	0	(3)
2008 Partner Asset Facility awards [4]	41	10	(2)	63	81
Other cash awards	83	90	95	301	321
Discontinued operations	0	0	1	0	(8)
Total deferred compensation expense	553	540	529	1,779	1,870
1
Compensation expense primarily relates to mark-to-market changes of the underlying assets of the Plus Bonds and the amortization of the voluntary Plus Bonds elected in 1Q13 and expensed over a three-year vesting period.

2 Compensation expense mainly includes the change in underlying fair value of the indexed assets prior to the CCA conversion.
3 Includes forfeitures and downward adjustments according to the plan terms and conditions.
4 Compensation expense mainly includes the change in underlying fair value of the indexed assets during the period.

Estimated unrecognized deferred compensation
end of	3Q15
Estimated unrecognized compensation expense (CHF million)
Share awards	784
Performance share awards	298
Contingent Capital Awards	317
Capital Opportunity Facility awards	1
Plus Bond awards	1
Restricted Cash Awards	8
Other cash awards	181
Total	1,590

Weighted-average requisite service period (years)
Aggregate remaining weighted-average requisite service period	1.2
Share-based award activity
	3Q15			9M15
Number of awards (in millions)	Share awards	Performance share awards	ISU awards	Share awards	Performance share awards	Adjustable Performance Plan share awards		ISU awards
Share-based award activities
Balance at beginning of period	82.0	55.9	0.6	77.1	48.2	7.3		0.6
Granted	0.9	0.0	0.0	43.5	30.9	0.3	[1]	0.0
Settled	(1.9)	(0.3)	0.0	(39.1)	(23.3)	(7.6)		0.0
Forfeited	(1.2)	(0.3)	0.0	(1.7)	(0.5)	0.0		0.0
Balance at end of period	79.8	55.3	0.6	79.8	55.3	0.0		0.6
of which vested	4.1	2.4	0.1	4.1	2.4	0.0		0.1
of which unvested	75.7	52.9	0.5	75.7	52.9	0.0		0.5
1 Represents additional units earned in 1Q15 as the original Adjustable Performance Plan awards met performance criteria in accordance with the terms and conditions of the awards.
23 Pension and other post-retirement benefits
The Group expects to contribute CHF 435 million to the Swiss and international defined benefit plans and other post-retirement defined benefit plans in 2015. As of the end of 3Q15, CHF 340 million of contributions had been made.
Components of total benefit costs
in	3Q15	2Q15	3Q14	9M15	9M14
Total benefit costs (CHF million)
Service costs on benefit obligation	80	80	68	239	206
Interest costs on benefit obligation	81	81	121	242	361
Expected return on plan assets	(198)	(196)	(182)	(589)	(544)
Amortization of recognized prior service cost/(credit)	(25)	(28)	(24)	(80)	(68)
Amortization of recognized actuarial losses	113	110	49	334	149
Net periodic benefit costs	51	47	32	146	104
Settlement losses/(gains)	0	0	(2)	1	(2)
Curtailment losses/(gains)	(1)	(1)	0	(3)	(10)
Special termination benefits	4	3	4	8	11
Total benefit costs	54	49	34	152	103

24 Derivatives and hedging activities
> Refer to “Note 31 – Derivatives and hedging activities” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2014 for further information.
Fair value of derivative instruments
The tables below present gross derivative replacement values by type of contract and balance sheet location and whether the derivative is used for trading purposes or in a qualifying hedging relationship. Notional amounts have also been provided as an indication of the volume of derivative activity within the Group.
Information on bifurcated embedded derivatives has not been included in these tables. Under US GAAP, the Group elected to account for substantially all financial instruments with an embedded derivative that is not considered clearly and closely related to the host contract at fair value.
> Refer to “Note 27 – Financial instruments” for further information.
Fair value of derivative instruments
	Trading			Hedging			[1]
end of 3Q15	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)
Derivative instruments (CHF billion)
Forwards and forward rate agreements	11,064.4	5.2	5.3	0.0	0.0	0.0
Swaps	17,665.5	234.2	226.1	52.2	2.3	1.2
Options bought and sold (OTC)	2,993.3	54.4	52.5	0.0	0.0	0.0
Futures	1,799.0	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	436.2	0.1	0.1	0.0	0.0	0.0
Interest rate products	33,958.4	293.9	284.0	52.2	2.3	1.2
Forwards	1,720.2	19.8	18.4	13.1	0.1	0.1
Swaps	1,132.6	32.5	44.0	0.0	0.0	0.0
Options bought and sold (OTC)	738.3	15.6	16.0	9.5	0.0	0.1
Futures	15.4	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	12.0	0.5	0.5	0.0	0.0	0.0
Foreign exchange products	3,618.5	68.4	78.9	22.6	0.1	0.2
Forwards	2.7	0.1	0.1	0.0	0.0	0.0
Swaps	206.4	7.5	8.4	0.0	0.0	0.0
Options bought and sold (OTC)	215.7	10.3	8.4	0.0	0.0	0.0
Futures	45.5	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	365.7	13.8	17.1	0.0	0.0	0.0
Equity/index-related products	836.0	31.7	34.0	0.0	0.0	0.0
Credit derivatives [2]	1,002.6	19.5	18.7	0.0	0.0	0.0
Forwards	7.9	0.1	0.2	0.0	0.0	0.0
Swaps	21.7	2.9	2.0	0.0	0.0	0.0
Options bought and sold (OTC)	15.3	0.5	0.4	0.0	0.0	0.0
Futures	12.7	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	2.7	0.1	0.1	0.0	0.0	0.0
Other products [3]	60.3	3.6	2.7	0.0	0.0	0.0
Total derivative instruments	39,475.8	417.1	418.3	74.8	2.4	1.4
The notional amount, PRV and NRV (trading and hedging) was CHF 39,550.6 billion, CHF 419.5 billion and CHF 419.7 billion, respectively, as of September 30, 2015.
1 Relates to derivative contracts that qualify for hedge accounting under US GAAP.
2 Primarily credit default swaps.
3 Primarily precious metals, commodity, energy and emission products.

Fair value of derivative instruments (continued)
	Trading			Hedging			[1]
end of 4Q14	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)	Notional amount	Positive replacement value (PRV)	Negative replacement value (NRV)
Derivative instruments (CHF billion)
Forwards and forward rate agreements	11,940.2	5.3	5.6	0.0	0.0	0.0
Swaps	26,379.0	398.6	391.9	51.1	2.6	1.3
Options bought and sold (OTC)	3,582.9	66.2	63.9	0.0	0.0	0.0
Futures	1,528.4	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	589.1	0.2	0.1	0.0	0.0	0.0
Interest rate products	44,019.6	470.3	461.5	51.1	2.6	1.3
Forwards	2,132.9	32.2	33.4	14.2	0.0	0.3
Swaps	1,430.9	40.0	51.0	0.0	0.0	0.0
Options bought and sold (OTC)	1,008.4	17.2	17.7	9.5	0.0	0.1
Futures	23.3	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	7.9	0.1	0.2	0.0	0.0	0.0
Foreign exchange products	4,603.4	89.5	102.3	23.7	0.0	0.4
Forwards	4.2	0.7	0.1	0.0	0.0	0.0
Swaps	289.3	6.2	6.7	0.0	0.0	0.0
Options bought and sold (OTC)	236.8	10.8	9.9	0.0	0.0	0.0
Futures	46.4	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	370.9	12.7	14.3	0.0	0.0	0.0
Equity/index-related products	947.6	30.4	31.0	0.0	0.0	0.0
Credit derivatives [2]	1,287.5	27.0	26.2	0.0	0.0	0.0
Forwards	17.8	0.9	0.9	0.0	0.0	0.0
Swaps	44.4	6.7	6.6	0.0	0.0	0.0
Options bought and sold (OTC)	44.6	1.7	1.8	0.0	0.0	0.0
Futures	13.3	0.0	0.0	0.0	0.0	0.0
Options bought and sold (exchange-traded)	2.1	0.4	0.4	0.0	0.0	0.0
Other products [3]	122.2	9.7	9.7	0.0	0.0	0.0
Total derivative instruments	50,980.3	626.9	630.7	74.8	2.6	1.7
The notional amount, PRV and NRV (trading and hedging) was CHF 51,055.1 billion, CHF 629.5 billion and CHF 632.4 billion, respectively, as of December 31, 2014.
1 Relates to derivative contracts that qualify for hedge accounting under US GAAP.
2 Primarily credit default swaps.
3 Primarily precious metals, commodity, energy and emission products.
Netting of derivative instruments
> Refer to “Derivatives” in Note 20 – Offsetting of financial assets and financial liabilities for further information of the netting of derivative instruments.

Fair value hedges
in	3Q15	2Q15	3Q14	9M15	9M14
Gains/(losses) recognized in income on derivatives (CHF million)
Interest rate products	815	(606)	(97)	256	(413)
Foreign exchange products	(2)	0	0	0	2
Total	813	(606)	(97)	256	(411)
Gains/(losses) recognized in income on hedged items (CHF million)
Interest rate products	(884)	619	100	(307)	416
Foreign exchange products	2	0	0	0	(2)
Total	(882)	619	100	(307)	414
Details of fair value hedges (CHF million)
Net gains/(losses) on the ineffective portion	(69)	13	3	(51)	3
Represents gains/(losses) recognized in trading revenues.
Cash flow hedges
in	3Q15		2Q15		3Q14		9M15		9M14
Gains/(losses) recognized in AOCI on derivatives (CHF million)
Interest rate products	42		(5)		1		96		28
Foreign exchange products	(14)		29		(12)		(35)		2
Total	28		24		(11)		61		30
Gains/(losses) reclassified from AOCI into income (CHF million)
Interest rate products	13	[1,2]	9	[1,2]	6	[2]	31	[1,2]	15	[2]
Foreign exchange products	(11)	[2,3,4]	(16)	[2,3,4]	(1)	[3]	(42)	[2,3,4]	(2)	[3]
Total	2		(7)		5		(11)		13
Details of cash flow hedges (CHF million)
Net gains/(losses) on the ineffective portion [2]	9		(6)		1		7		0
1 Included in interest and dividend income.
2 Included in trading revenues.
3 Included in other revenues.
4 Included in total other operating expenses.
As of the end of 3Q15, the maximum length of time over which the Group hedged its exposure to the variability in future cash flows for forecasted transactions, excluding those forecasted transactions related to the payment of variable interest on existing financial instruments, was six years.
The net gain associated with cash flow hedges expected to be reclassified from accumulated other comprehensive income/loss (AOCI) within the next 12 months is CHF 9 million.
Net investment hedges
in	3Q15	2Q15	3Q14	9M15	9M14
Gains/(losses) recognized in AOCI on derivatives (CHF million)
Foreign exchange products	(188)	321	(1,319)	620	(1,539)
Total	(188)	321	(1,319)	620	(1,539)
Represents gains/(losses) on effective portion.

The Group includes all derivative instruments not included in hedge accounting relationships in its trading activities.
> Refer to “Note 8 – Trading revenues” for gains and losses on trading activities by product type.
Disclosures relating to contingent credit risk
Certain of the Group’s derivative instruments contain provisions that require it to maintain a specified credit rating from each of the major credit rating agencies. If the ratings fall below the level specified in the contract, the counterparties to the agreements could request payment of additional collateral on those derivative instruments that are in a net liability position. Certain of the derivative contracts also provide for termination of the contract, generally upon a downgrade of either the Group or the counterparty, at the existing mark-to-market replacement value of the derivative contract.
The following table provides the Group’s current net exposure from contingent credit risk relating to derivative contracts with bilateral counterparties and SPEs that include credit support agreements, the related collateral posted and the additional collateral required in a one-notch and a two-notch downgrade event, respectively. The table also includes derivative contracts with contingent credit risk features without credit support agreements that have accelerated termination event conditions. The current net exposure for derivative contracts with bilateral counterparties and contracts with accelerated termination event conditions is the aggregate fair value of derivative instruments that were in a net liability position. For SPEs, the current net exposure is the contractual amount that is used to determine the collateral payable in the event of a downgrade. The contractual amount could include both the NRV and a percentage of the notional value of the derivative.
Contingent credit risk
end of	3Q15				4Q14
	Bilateral counterparties	Special purpose entities	Accelerated terminations	Total	Bilateral counterparties	Special purpose entities	Accelerated terminations	Total
Contingent credit risk (CHF billion)
Current net exposure	13.2	0.6	0.3	14.1	14.0	0.8	0.3	15.1
Collateral posted	12.2	0.6	–	12.8	12.2	0.9	–	13.1
Additional collateral required in a one-notch downgrade event	0.7	0.5	0.0	1.2	0.7	0.5	0.1	1.3
Additional collateral required in a two-notch downgrade event	1.9	0.7	0.0	2.6	2.2	0.8	0.2	3.2
Credit derivatives
> Refer to “Note 31 – Derivatives and hedging activities” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2014 for further information on credit derivatives.
Credit protection sold/purchased
The following tables do not include all credit derivatives and differ from the credit derivatives in the “Fair value of derivative instruments” tables. This is due to the exclusion of certain credit derivative instruments under US GAAP, which defines a credit derivative as a derivative instrument (a) in which one or more of its underlyings are related to the credit risk of a specified entity (or a group of entities) or an index based on the credit risk of a group of entities and (b) that exposes the seller to potential loss from credit risk-related events specified in the contract.
Certain cash collateralized debt obligations (CDOs) and other derivative instruments were excluded as they do not fall within the scope of US GAAP rules. Total return swaps (TRS) of CHF 8.1 billion and CHF 12.6 billion as of the end of 3Q15 and 4Q14, respectively, were also excluded because a TRS does not expose the seller to potential loss from credit risk-related events specified in the contract. A TRS only provides protection against a loss in asset value and not against additional amounts as a result of specific credit events.
Credit protection sold
Credit protection sold is the maximum potential payout, which is based on the notional value of derivatives and represents the amount of future payments that the Group would be required to make as a result of credit risk-related events.
Credit protection purchased
Credit protection purchased represents those instruments where the underlying reference instrument is identical to the reference instrument of the credit protection sold.
Other protection purchased
In the normal course of business, the Group purchases protection to offset the risk of credit protection sold that may have similar, but not identical, reference instruments and may use similar, but not identical, products, which reduces the total credit derivative exposure. Other protection purchased is based on the notional value of the instruments.
Fair value of credit protection sold
The fair values of the credit protection sold give an indication of the amount of payment risk, as the negative fair values increase when the potential payment under the derivative contracts becomes more probable.

Credit protection sold/purchased
end of	3Q15						4Q14
	Credit protection sold	Credit protection purchased	[1]	Net credit protection (sold)/ purchased	Other protection purchased	Fair value of credit protection sold	Credit protection sold	Credit protection purchased	[1]	Net credit protection (sold)/ purchased	Other protection purchased	Fair value of credit protection sold
Single-name instruments (CHF billion)
Investment grade [2]	(191.2)	182.4		(8.8)	27.8	1.5	(266.5)	254.0		(12.5)	32.7	4.5
Non-investment grade	(76.6)	73.8		(2.8)	17.4	(1.8)	(103.9)	99.9		(4.0)	13.5	0.1
Total single-name instruments	(267.8)	256.2		(11.6)	45.2	(0.3)	(370.4)	353.9		(16.5)	46.2	4.6
of which sovereign	(53.1)	50.4		(2.7)	6.6	(1.5)	(76.2)	73.0		(3.2)	8.6	(1.1)
of which non-sovereign	(214.7)	205.8		(8.9)	38.6	1.2	(294.2)	280.9		(13.3)	37.6	5.7
Multi-name instruments (CHF billion)
Investment grade [2]	(132.6)	128.4		(4.2)	40.3	0.7	(162.2)	159.9		(2.3)	56.2	2.2
Non-investment grade	(60.7)	50.9	[3]	(9.8)	6.9	0.1	(53.4)	51.1	[3]	(2.3)	12.1	1.0
Total multi-name instruments	(193.3)	179.3		(14.0)	47.2	0.8	(215.6)	211.0		(4.6)	68.3	3.2
of which sovereign	(2.4)	2.3		(0.1)	0.9	0.0	(7.3)	7.2		(0.1)	1.1	0.0
of which non-sovereign	(190.9)	177.0		(13.9)	46.3	0.8	(208.3)	203.8		(4.5)	67.2	3.2
Total instruments (CHF billion)
Investment grade [2]	(323.8)	310.8		(13.0)	68.1	2.2	(428.7)	413.9		(14.8)	88.9	6.7
Non-investment grade	(137.3)	124.7		(12.6)	24.3	(1.7)	(157.3)	151.0		(6.3)	25.6	1.1
Total instruments	(461.1)	435.5		(25.6)	92.4	0.5	(586.0)	564.9		(21.1)	114.5	7.8
of which sovereign	(55.5)	52.7		(2.8)	7.5	(1.5)	(83.5)	80.2		(3.3)	9.7	(1.1)
of which non-sovereign	(405.6)	382.8		(22.8)	84.9	2.0	(502.5)	484.7		(17.8)	104.8	8.9
1 Represents credit protection purchased with identical underlyings and recoveries.
2 Based on internal ratings of BBB and above.
3 Includes the Clock Finance transaction.
The following table reconciles the notional amount of credit derivatives included in the table “Fair value of derivative instruments” to the table “Credit protection sold/purchased”.
Credit derivatives
end of	3Q15	4Q14
Credit derivatives (CHF billion)
Credit protection sold	461.1	586.0
Credit protection purchased	435.5	564.9
Other protection purchased	92.4	114.5
Other instruments [1]	13.6	22.1
Total credit derivatives	1,002.6	1,287.5
1 Consists of certain cash collateralized debt obligations, total return swaps and other derivative instruments.
The segregation of the future payments by maturity range and underlying risk gives an indication of the current status of the potential for performance under the derivative contracts.
Maturity of credit protection sold
end of	Maturity less than 1 year	Maturity between 1 to 5 years	Maturity greater than 5 years	Total
3Q15 (CHF billion)
Single-name instruments	57.2	187.3	23.3	267.8
Multi-name instruments	22.6	135.1	35.6	193.3
Total instruments	79.8	322.4	58.9	461.1
4Q14 (CHF billion)
Single-name instruments	78.0	253.9	38.5	370.4
Multi-name instruments	31.2	134.3	50.1	215.6
Total instruments	109.2	388.2	88.6	586.0

25 Guarantees and commitments
Guarantees
In the ordinary course of business, guarantees are provided that contingently obligate Credit Suisse to make payments to third parties if the counterparty fails to fulfill its obligation under a borrowing or other contractual arrangement. The total gross amount disclosed within the Guarantees table reflects the maximum potential payment under the guarantees. The carrying value represents the higher of the initial fair value (generally the related fee received or receivable) less cumulative amortization and the Group’s current best estimate of payments that will be required under existing guarantee arrangements.
Guarantees provided by the Group are classified as follows: credit guarantees and similar instruments, performance guarantees and similar instruments, securities lending indemnifications, derivatives and other guarantees.
> Refer to “Guarantees” in V – Consolidated financial statements – Credit Suisse Group – Note 32 – Guarantees and commitments in the Credit Suisse Annual Report 2014 for a detailed description of guarantees.
Guarantees
end of	Maturity less than 1 year	Maturity greater than 1 year	Total gross amount	Total net amount	[1]	Carrying value	Collateral received
3Q15 (CHF million)
Credit guarantees and similar instruments	3,137	1,500	4,637	4,454		17	1,735
Performance guarantees and similar instruments	4,226	2,670	6,896	6,000		59	3,093
Securities lending indemnifications	3,634	0	3,634	3,634		0	3,634
Derivatives [2]	24,887	10,050	34,937	34,937		889	–	[3]
Other guarantees	3,583	1,435	5,018	5,013		52	3,045
Total guarantees	39,467	15,655	55,122	54,038		1,017	11,507
4Q14 (CHF million)
Credit guarantees and similar instruments	2,495	1,591	4,086	3,846		30	1,657
Performance guarantees and similar instruments	4,899	2,593	7,492	6,625		43	3,188
Securities lending indemnifications	12,257	0	12,257	12,257		0	12,257
Derivatives [2]	24,599	8,959	33,558	33,558		954	–	[3]
Other guarantees	3,592	1,421	5,013	5,007		44	2,805
Total guarantees	47,842	14,564	62,406	61,293		1,071	19,907
1 Total net amount is computed as the gross amount less any participations.
2
Excludes derivative contracts with certain active commercial and investment banks and certain other counterparties, as such contracts can be cash settled and the Group had no basis to conclude it was probable that the counterparties held, at inception, the underlying instruments.

3 Collateral for derivatives accounted for as guarantees is not significant.
Deposit-taking banks and securities dealers in Switzerland and certain other European countries are required to ensure the payout of privileged deposits in case of specified restrictions or compulsory liquidation of a deposit-taking bank. In Switzerland, deposit-taking banks and securities dealers jointly guarantee an amount of up to CHF 6 billion. Upon occurrence of a payout event triggered by a specified restriction of business imposed by FINMA or by the compulsory liquidation of another deposit-taking bank, the Group’s contribution will be calculated based on its share of privileged deposits in proportion to total privileged deposits. Based on FINMA’s estimate for the Group’s banking subsidiaries in Switzerland, the Group’s share in the deposit insurance guarantee program for the period July 1, 2015 to June 30, 2016 is CHF 0.6 billion. These deposit insurance guarantees were reflected in other guarantees.
Representations and warranties on residential mortgage loans sold
In connection with Investment Banking’s sale of US residential mortgage loans, the Group has provided certain representations and warranties relating to the loans sold. The Group has provided these representations and warranties relating to sales of loans to: the US government-sponsored enterprises, Fannie Mae and Freddie Mac; institutional investors, primarily banks; and non-agency, or private label, securitizations. The loans sold are primarily loans that the Group has purchased from other parties. The scope of representations and warranties, if any, depends on the transaction, but can include: ownership of the mortgage loans and legal capacity to sell the loans; loan-to-value ratios and other characteristics of the property, the borrower and the loan; validity of the liens securing the loans and absence of delinquent taxes or related liens; conformity to underwriting standards and completeness of documentation; and origination in compliance with law. If it is determined that representations and warranties were breached, the Group may be required to repurchase the related loans or indemnify the investors to make them whole for losses. Whether the Group will incur a loss in connection with repurchases and make whole payments depends on: the extent to which claims are made; the validity of such claims made within the statute of limitations (including the likelihood and ability to enforce claims); whether the Group can successfully claim against parties that sold loans to the Group and made representations and warranties to the Group; the residential real estate market, including the number of defaults; and whether the obligations of the securitization vehicles were guaranteed or insured by third parties.
During the first three quarters of 2015, the Group received repurchase claims for residential mortgage loans that were not significant, and loans repurchased during this period and related losses were not material. The balance of outstanding repurchase claims as of the end of 3Q15 was not significant.
Repurchase claims on residential mortgage loans sold that are subject to arbitration or litigation proceedings, or become so during the reporting period, are not included in this Guarantees and commitments disclosure but are addressed in litigation and related loss contingencies and provisions. The Group is involved in litigation relating to representations and warranties on residential mortgages sold.
> Refer to “Note 29 – Litigation” for further information.
Disposal-related contingencies and other indemnifications
The Group has certain guarantees for which its maximum contingent liability cannot be quantified. These guarantees include disposal-related contingencies in connection with the sale of assets or businesses, and other indemnifications. These guarantees are not reflected in the “Guarantees” table.
> Refer to “Disposal-related contingencies and other indemnifications” in V – Consolidated financial statements – Credit Suisse Group – Note 32 – Guarantees and commitments in the Credit Suisse Annual Report 2014 for a description of these guarantees.
Other commitments
Other commitments of the Group are classified as follows: irrevocable commitments under documentary credits, irrevocable loan commitments, forward reverse repurchase agreements and other commitments.
> Refer to “Other commitments” in V – Consolidated financial statements – Credit Suisse Group – Note 32 – Guarantees and commitments in the Credit Suisse Annual Report 2014 for a description of these commitments.
Other commitments
end of	3Q15						4Q14
	Maturity less than 1 year	Maturity greater than 1 year	Total gross amount	Total net amount	[1]	Collateral received	Maturity less than 1 year	Maturity greater than 1 year	Total gross amount	Total net amount	[1]	Collateral received
Other commitments (CHF million)
Irrevocable commitments under documentary credits	4,036	13	4,049	3,972		2,225	4,722	12	4,734	4,575		2,769
Irrevocable loan commitments [2]	33,290	103,733	137,023	133,295		67,239	30,023	90,267	120,290	115,502		56,959
Forward reverse repurchase agreements	176	0	176	176		176	8,292	0	8,292	8,292		8,292
Other commitments	555	957	1,512	1,512		0	736	1,034	1,770	1,770		0
Total other commitments	38,057	104,703	142,760	138,955		69,640	43,773	91,313	135,086	130,139		68,020
1 Total net amount is computed as the gross amount less any participations.
2
Irrevocable loan commitments do not include a total gross amount of CHF 96,651 million and CHF 100,905 million of unused credit limits as of the end of 3Q15 and 4Q14, respectively, which were revocable at the Group's sole discretion upon notice to the client.

26 Transfers of financial assets and variable interest entities
In the normal course of business, the Group enters into transactions with, and makes use of, special purpose entities (SPEs). An SPE is an entity in the form of a trust or other legal structure designed to fulfill a specific limited need of the company that organized it and is generally structured to isolate the SPE’s assets from creditors of other entities, including the Group. The principal uses of SPEs are to assist the Group and its clients in securitizing financial assets and creating investment products. The Group also uses SPEs for other client-driven activity, such as to facilitate financings, and Group tax or regulatory purposes.
Transfers of financial assets
Securitizations
The majority of the Group’s securitization activities involve mortgages and mortgage-related securities and are predominantly transacted using SPEs. In a typical securitization, the SPE purchases assets financed by proceeds received from the SPE’s issuance of debt and equity instruments, certificates, commercial paper (CP) and other notes of indebtedness. These assets and liabilities are recorded on the balance sheet of the SPE and not reflected on the Group’s consolidated balance sheet, unless either the Group sold the assets to the entity and the accounting requirements for sale were not met or the Group consolidates the SPE.
The Group purchases commercial and residential mortgages for the purpose of securitization and sells these mortgage loans to SPEs. These SPEs issue commercial mortgage-backed securities (CMBS), RMBS and asset-backed securities (ABS) that are collateralized by the assets transferred to the SPE and that pay a return based on the returns on those assets. Investors in these mortgage-backed securities or ABS typically have recourse to the assets in the SPEs, unless a third-party guarantee has been received to further enhance the creditworthiness of the assets. The investors and the SPEs have no recourse to the Group’s assets. The Group is typically an underwriter of, and makes a market in, these securities.
The Group also transacts in re-securitizations of previously issued RMBS securities. Typically, certificates issued out of an existing securitization vehicle are sold into a newly created and separate securitization vehicle. Often, these re-securitizations are initiated in order to repackage an existing security to give the investor a higher rated tranche.
The Group also uses SPEs for other asset-backed financings relating to client-driven activity and for Group tax or regulatory purposes. Types of structures included in this category include CDOs, leveraged finance, repack and other types of transactions, including life insurance structures, emerging market structures set up for financing, loan participation or loan origination purposes, and other alternative structures created for the purpose of investing in venture capital-like investments. CDOs are collateralized by the assets transferred to the CDO vehicle and pay a return based on the returns on those assets. Leveraged finance structures are used to assist in the syndication of certain loans held by the Group, while repack structures are designed to give a client collateralized exposure to specific cash flows or credit risk backed by collateral purchased from the Group. In these asset-backed financing structures investors typically only have recourse to the collateral of the SPE and do not have recourse to the Group’s assets.
When the Group transfers assets into an SPE, it must assess whether that transfer is accounted for as a sale of the assets. Transfers of assets may not meet sale requirements if the assets have not been legally isolated from the Group and/or if the Group’s continuing involvement is deemed to give it effective control over the assets. If the transfer is not deemed a sale, it is instead accounted for as a secured borrowing, with the transferred assets as collateral.
Gains and losses on securitization transactions depend, in part, on the carrying values of mortgages and CDOs involved in the transfer and are allocated between the assets sold and any beneficial interests retained according to the relative fair values at the date of sale.
The Group does not retain material servicing responsibilities from securitization activities.
The following table provides the gains or losses and proceeds from the transfer of assets relating to 9M15 and 9M14 securitizations of financial assets that qualify for sale accounting and subsequent derecognition, along with the cash flows between the Group and the SPEs used in any securitizations in which the Group still has continuing involvement, regardless of when the securitization occurred.
Securitizations
in	9M15	9M14
Gains and cash flows (CHF million)
CMBS
Net gain [1]	1	8
Proceeds from transfer of assets	8,003	3,007
Cash received on interests that continue to be held	119	74
RMBS
Net gain [1]	11	13
Proceeds from transfer of assets	15,713	20,113
Purchases of previously transferred financial assets or its underlying collateral	0	(4)
Servicing fees	2	1
Cash received on interests that continue to be held	325	303
Other asset-backed financings
Net gain [1]	20	20
Proceeds from transfer of assets	1,124	1,249
Cash received on interests that continue to be held	3	5
1
Includes underwriting revenues, deferred origination fees, gains or losses on the sale of collateral to the SPE and gains or losses on the sale of newly issued securities to third parties, but excludes net interest income on assets prior to the securitization. The gains or losses on the sale of the collateral is the difference between the fair value on the day prior to the securitization pricing date and the sale price of the loans.

Continuing involvement in transferred financial assets
The Group may have continuing involvement in the financial assets that are transferred to an SPE which may take several forms, including, but not limited to, servicing, recourse and guarantee arrangements, agreements to purchase or redeem transferred assets, derivative instruments, pledges of collateral and beneficial interests in the transferred assets.
> Refer to “Transfer of financial assets” in V – Consolidated financial statements – Credit Suisse Group – Note 33 – Transfer of financial assets and variable interest entities in the Credit Suisse Annual Report 2014 for a detailed description of continuing involvement in transferred financial assets.
The following table provides the outstanding principal balance of assets to which the Group continued to be exposed after the transfer of the financial assets to any SPE and the total assets of the SPE as of the end of 3Q15 and 4Q14, regardless of when the transfer of assets occurred.
Principal amounts outstanding and total assets of SPEs resulting from continuing involvement
end of	3Q15	4Q14
CHF million
CMBS
Principal amount outstanding	40,029	41,216
Total assets of SPE	47,594	53,354
RMBS
Principal amount outstanding	48,911	49,884
Total assets of SPE	49,236	50,017
Other asset-backed financings
Principal amount outstanding	25,561	26,176
Total assets of SPE	26,760	26,176
Principal amount outstanding relates to assets transferred from the Group and does not include principal amounts for assets transferred from third parties.
Fair value of beneficial interests
The fair value measurement of the beneficial interests held at the time of transfer and as of the reporting date that result from any continuing involvement is determined using fair value estimation techniques, such as the present value of estimated future cash flows that incorporate assumptions that market participants customarily use in these valuation techniques. The fair value of the assets or liabilities that result from any continuing involvement does not include any benefits from financial instruments that the Group may utilize to hedge the inherent risks.
Key economic assumptions at the time of transfer
> Refer to “Note 27 – Financial instruments” for information on fair value hierarchy levels.
Key economic assumptions used in measuring fair value of beneficial interests at time of transfer
at time of transfer, in	9M15							9M14
			CMBS				RMBS			CMBS				RMBS
CHF million, except where indicated
Fair value of beneficial interests			1,336				1,613			1,493				3,374
of which level 2			1,265				1,264			1,423				3,183
of which level 3			70				349			70				191
Weighted-average life, in years			8.5				9.5			3.9				8.3
Prepayment speed assumption (rate per annum), in % [1]			–	[2]	1.1	–	27.7			–	[2]	1.5	–	23.0
Cash flow discount rate (rate per annum), in % [3]	1.7	–	6.5		1.7	–	13.6	1.0	–	11.0		2.0	–	17.8
Expected credit losses (rate per annum), in %	0.7	–	5.9		0.5	–	12.5	1.0	–	2.0		2.0	–	15.3
Transfers of assets in which the Group does not have beneficial interests are not included in this table.
1
Prepayment speed assumption (PSA) is an industry standard prepayment speed metric used for projecting prepayments over the life of a residential mortgage loan. PSA utilizes the constant prepayment rate (CPR) assumptions. A 100% prepayment assumption assumes a prepayment rate of 0.2% per annum of the outstanding principal balance of mortgage loans in the first month. This increases by 0.2 percentage points thereafter during the term of the mortgage loan, leveling off to a CPR of 6% per annum beginning in the 30th month and each month thereafter during the term of the mortgage loan. 100 PSA equals 6 CPR.

2 To deter prepayment, commercial mortgage loans typically have prepayment protection in the form of prepayment lockouts and yield maintenances.
3 The rate was based on the weighted-average yield on the beneficial interests.

Key economic assumptions as of the reporting date
The following table provides the sensitivity analysis of key economic assumptions used in measuring the fair value of beneficial interests held in SPEs as of the end of 3Q15 and 4Q14.
Key economic assumptions used in measuring fair value of beneficial interests held in SPEs
end of	3Q15											4Q14
			CMBS	[1]			RMBS			Other asset- backed financing activities	[2]			CMBS	[1]			RMBS			Other asset- backed financing activities	[2]
CHF million, except where indicated
Fair value of beneficial interests			1,444				2,379			121				1,168				2,394			212
of which non-investment grade			83				587			60				79				246			146
Weighted-average life, in years			7.2				9.5			2.0				5.6				7.8			3.6
Prepayment speed assumption (rate per annum), in % [3]			–		1.0	–	29.0			–				–		1.0	–	36.6			–
Impact on fair value from 10% adverse change			–				(32.1)			–				–				(29.2)			–
Impact on fair value from 20% adverse change			–				(61.5)			–				–				(56.4)			–
Cash flow discount rate (rate per annum), in % [4]	1.7	–	19.6		0.9	–	21.1	3.3	–	21.2		1.6	–	22.3		1.7	–	44.0	0.3	–	21.2
Impact on fair value from 10% adverse change			(25.8)				(63.8)			(0.8)				(14.0)				(43.8)			(1.2)
Impact on fair value from 20% adverse change			(50.7)				(123.8)			(1.6)				(27.4)				(85.3)			(2.4)
Expected credit losses (rate per annum), in %	0.8	–	19.4		1.2	–	19.9	0.1	–	13.8		1.0	–	22.2		0.0	–	41.7	1.4	–	13.1
Impact on fair value from 10% adverse change			(10.8)				(34.2)			(0.7)				(7.1)				(25.3)			(0.4)
Impact on fair value from 20% adverse change			(21.1)				(66.8)			(1.5)				(14.0)				(49.4)			(0.7)
1 To deter prepayment, commercial mortgage loans typically have prepayment protection in the form of prepayment lockouts and yield maintenances.
2 CDOs within this category are generally structured to be protected from prepayment risk.
3
Prepayment speed assumption (PSA) is an industry standard prepayment speed metric used for projecting prepayments over the life of a residential mortgage loan. PSA utilizes the constant prepayment rate (CPR) assumptions. A 100% prepayment assumption assumes a prepayment rate of 0.2% per annum of the outstanding principal balance of mortgage loans in the first month. This increases by 0.2 percentage points thereafter during the term of the mortgage loan, leveling off to a CPR of 6% per annum beginning in the 30th month and each month thereafter during the term of the mortgage loan. 100 PSA equals 6 CPR.

4 The rate was based on the weighted-average yield on the beneficial interests.
These sensitivities are hypothetical and do not reflect economic hedging activities. Changes in fair value based on a 10% or 20% variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, the effect of a variation in a particular assumption on the fair value of the beneficial interests is calculated without changing any other assumption. In practice, changes in one assumption may result in changes in other assumptions (for example, increases in market interest rates may result in lower prepayments and increased credit losses), which might magnify or counteract the sensitivities.
Transfers of financial assets where sale treatment was not achieved
The following table provides the carrying amounts of transferred financial assets and the related liabilities where sale treatment was not achieved as of the end of 3Q15 and 4Q14.
> Refer to “Note 28 – Assets pledged and collateral” for further information.
Carrying amounts of transferred financial assets and liabilities where sale treatment was not achieved
end of	3Q15	4Q14
CHF million
CMBS
Other assets	0	26
Liability to SPE, included in Other liabilities	0	(26)
RMBS
Other assets	274	0
Liability to SPE, included in Other liabilities	(274)	0
Other asset-backed financings
Trading assets	346	138
Other assets	131	252
Liability to SPE, included in Other liabilities	(477)	(390)
Transfers of financial assets accounted for as a sale
US GAAP requires the disclosure of a transaction accounted for as a sale that comprises both of the following: a transfer of financial assets to a transferee and an agreement entered into in contemplation of the initial transfer with the transferee that results in the transferor retaining substantially all of the exposure to the economic return on the transferred financial asset throughout the term of the transaction. In the ordinary course of business, the Group transfers a financial asset accounted for as a sale and, in some instances, enters into an agreement in contemplation of that initial transfer with the same counterparty to retain substantially all of the economics of that transferred financial asset. As of the end of 3Q15, the Group had agreements in the form of TRS on equity securities and longevity swaps on life insurance policies.
The following table presents information about the transfers of financial assets accounted for as sales with agreements that result in the Group retaining substantially all of the exposure to the economic return on the transferred assets at the date of sale and remain outstanding as of the end of 3Q15, gross cash proceeds received for assets derecognized at the date of sale and the fair values of transferred assets and the aforementioned agreements as of the end of 3Q15.
Transfer of financial assets accounted for as sales – by transaction type
	at date of derecognition		end of
	Carrying amount derecognized	Gross cash proceeds received for assets derecognized	Fair value of transferred assets	Gross derivative assets recorded	[1]	Gross derivative liabilities recorded	[1]
3Q15 (CHF million)
Sales with total return swaps	532	523	530	11		5
Sales with longevity swaps	308	378	401	549		–
Total transactions outstanding	840	901	931	560	[2]	5	[3]
1 Balances presented on a gross basis, before application of counterparty and cash collateral netting.
2
Gross derivative assets of CHF 549 million and CHF 11 million included in other products and equity/index-related products, respectively, as disclosed in Note 24 – Derivatives and hedging activities.

3 Gross derivative liabilities of CHF 5 million included in equity/index-related products, as disclosed in Note 24 – Derivatives and hedging activities.
Securities sold under repurchase agreements and securities lending transactions accounted for as secured borrowings
For securities sold under repurchase agreements and securities lending transactions accounted for as secured borrowings, US GAAP requires the disclosure of the collateral pledged and the associated risks to which a transferor continues to be exposed after the transfer. This provides an understanding of the nature and risks of short-term collateralized financing obtained through these types of transactions.
Securities sold under repurchase agreements and securities lending transactions represent collateralized financing transactions used to earn net interest income, increase liquidity or facilitate trading activities. These transactions are collateralized principally by government debt securities, corporate debt securities, asset-backed securities, equity securities and other collateral and have terms ranging from on demand to a longer period of time.
In the event of the Group’s default or a decline in fair value of collateral pledged, the repurchase agreement or security lending transaction provides the counterparty with the right to liquidate the collateral held or request additional collateral.
The following tables provide the gross obligation relating to securities sold under repurchase agreements, securities lending transactions and obligation to return securities received as collateral by the class of collateral pledged and by remaining contractual maturity as of the end of 3Q15.
Securities sold under repurchase agreements, securities lending transactions and obligation to return securities received as collateral – by class of collateral pledged
end of	3Q15
CHF billion
Government debt securities	28.8
Corporate debt securities	17.2
Asset-backed securities	23.2
Equity securities	3.3
Other	0.1
Securities sold under repurchase agreements	72.6
Government debt securities	3.3
Corporate debt securities	0.4
Equity securities	6.7
Other	0.2
Securities lending transactions	10.6
Government debt securities	0.5
Corporate debt securities	0.1
Equity securities	25.7
Obligation to return securities received as collateral, at fair value	26.3
Total	109.5

Securities sold under repurchase agreements, securities lending transactions and obligation to return securities received as collateral – by remaining contractual maturity
			Remaining contractual maturities
end of	On demand	[1]	Up to 30 days	[2]	30 days to 90 days	More than 90 days	Total
3Q15 (CHF billion)
Securities sold under repurchase agreements	9.3		34.6		13.8	14.9	72.6
Securities lending transactions	5.1		4.1		0.6	0.8	10.6
Obligation to return securities received as collateral, at fair value	23.7		2.6		0.0	0.0	26.3
Total	38.1		41.3		14.4	15.7	109.5
1 Includes contracts with no contractual maturity that may contain termination arrangements subject to a notice period.
2 Includes overnight transactions.
> Refer to “Note 20 – Offsetting of financial assets and financial liabilities” for further information on the gross amount of securities sold under repurchase agreements, securities lending transactions and obligation to return securities received as collateral and the net amounts disclosed in the consolidated balance sheets.
Variable interest entities
As a normal part of its business, the Group engages in various transactions that include entities that are considered variable interest entities (VIEs) and are grouped into three primary categories: CDOs, CP conduits and financial intermediation.
> Refer to “Variable interest entities” in V – Consolidated financial statements – Credit Suisse Group – Note 33 – Transfer of financial assets and variable interest entities in the Credit Suisse Annual Report 2014 for a detailed description of VIEs, CDOs, CP conduit or financial intermediation.
Collateralized debt obligations
The Group engages in CDO transactions to meet client and investor needs, earn fees and sell financial assets. The Group may act as underwriter, placement agent or asset manager and may warehouse assets prior to the closing of a transaction.
Commercial paper conduit
The Group continues to act as the administrator and provider of liquidity and credit enhancement facilities for one asset-backed CP conduit, Alpine, a client-focused multi-seller conduit vehicle. Alpine publishes portfolio and asset data and submits its portfolio to a rating agency for public ratings based on the cash flows of the portfolio taken as a whole. This CP conduit purchases assets, primarily loans and receivables, from clients and finances such purchases through the issuance of CP backed by these assets. For an asset to qualify for acquisition by the CP conduit, it must be rated at least investment grade after giving effect to the related asset-specific credit enhancement primarily provided by the client seller of the asset. The clients provide credit support to investors of the CP conduit in the form of over-collateralization and other asset-specific enhancements. Further, an unaffiliated investor retains a limited first-loss position in Alpine’s entire portfolio. Alpine is a separate legal entity that is wholly owned by the Group. However, its assets are available to satisfy only the claims of its creditors. In addition, the Group, as administrator and liquidity and credit enhancement facilities provider, has significant exposure to and power over the activities of Alpine. Alpine is considered a VIE for accounting purposes and the Group is deemed the primary beneficiary and consolidates this entity.
The overall average maturity of the conduit’s outstanding CP was approximately 31 days and 49 days as of the end of 3Q15 and 4Q14, respectively. As of the end of 3Q15, Alpine had the highest short-term rating from Moody’s and was rated A-1 by Standard & Poor’s, F-1 by Fitch and R-1 (middle) (sf) by Dominion Bond Rating Service. The majority of Alpine’s purchased assets were aircraft loans, advance financing receivables, credit card receivables, equipment loans and leases and mortgages on timeshare properties. As of the end of 3Q15 and 4Q14, those assets had a weighted average rating of A and AA, respectively, based on the lowest of each asset’s internal rating and, where available, external rating, and an average maturity of 3.7 years and 1.8 years, respectively.
Financial intermediation
The Group has significant involvement with VIEs in its role as a financial intermediary on behalf of clients.
Financial intermediation consists of securitizations, funds, loans and other vehicles.
Consolidated VIEs
The Group has significant involvement with VIEs in its role as a financial intermediary on behalf of clients. The Group consolidates all VIEs related to financial intermediation for which it was the primary beneficiary.
The consolidated VIEs tables provide the carrying amounts and classifications of the assets and liabilities of consolidated VIEs as of the end of 3Q15 and 4Q14.

Consolidated VIEs in which the Group was the primary beneficiary
			Financial intermediation
end of	CDO	CP Conduit	Securi- tizations	Funds	Loans	Other	Total
3Q15 (CHF million)
Cash and due from banks	1,324	0	26	15	92	248	1,705
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	113	0	0	0	0	113
Trading assets	370	49	0	972	1,081	233	2,705
Investment securities	0	0	1,136	0	0	0	1,136
Other investments	0	0	0	0	1,591	453	2,044
Net loans	0	7	0	0	26	1,272	1,305
Premises and equipment	0	0	0	0	349	0	349
Other assets	10,113	119	1,758	0	61	1,859	13,910
of which loans held-for-sale	10,064	0	539	0	17	1	10,621
Total assets of consolidated VIEs	11,807	288	2,920	987	3,200	4,065	23,267
Trading liabilities	5	0	0	0	19	1	25
Short-term borrowings	0	1,669	782	0	0	0	2,451
Long-term debt	11,661	0	935	117	139	10	12,862
Other liabilities	40	12	2	1	136	634	825
Total liabilities of consolidated VIEs	11,706	1,681	1,719	118	294	645	16,163
4Q14 (CHF million)
Cash and due from banks	1,122	0	16	187	109	59	1,493
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	660	0	0	0	0	660
Trading assets	615	57	250	1,715	867	757	4,261
Other investments	0	0	0	30	1,651	424	2,105
Net loans	0	12	0	0	24	209	245
Premises and equipment	0	0	0	0	452	0	452
Other assets	8,726	262	4,741	3	197	2,205	16,134
of which loans held-for-sale	8,689	0	3,500	0	24	356	12,569
Total assets of consolidated VIEs	10,463	991	5,007	1,935	3,300	3,654	25,350
Customer deposits	0	0	0	0	0	3	3
Trading liabilities	6	0	0	0	23	6	35
Short-term borrowings	0	9,384	0	0	0	0	9,384
Long-term debt	10,318	18	2,418	216	99	383	13,452
Other liabilities	27	29	573	124	146	829	1,728
Total liabilities of consolidated VIEs	10,351	9,431	2,991	340	268	1,221	24,602

Non-consolidated VIEs
The non-consolidated VIEs tables provide the carrying amounts and classification of the assets and liabilities of variable interests recorded in the Group’s consolidated balance sheets, maximum exposure to loss and total assets of the non-consolidated VIEs.
Certain VIEs have not been included in the following table, including VIEs structured by third parties in which the Group’s interest is in the form of securities held in the Group’s inventory, certain single-asset financing vehicles not sponsored by the Group to which the Group provides financing but has very little risk of loss due to over-collateralization and guarantees, failed sales where the Group does not have any other holdings and other entities out of scope.
> Refer to “Variable interest entities” in V – Consolidated financial statements – Credit Suisse Group – Note 33 – Transfer of financial assets and variable interest entities in the Credit Suisse Annual Report 2014 for further information on non-consolidated VIEs.
Non-consolidated VIEs
		Financial intermediation
end of	CDO	Securi- tizations	Funds	Loans	Other	Total
3Q15 (CHF million)
Trading assets	159	5,532	900	447	282	7,320
Net loans	35	1,738	2,904	2,384	1,701	8,762
Other assets	0	21	28	0	160	209
Total variable interest assets	194	7,291	3,832	2,831	2,143	16,291
Maximum exposure to loss	194	13,004	3,901	8,093	3,027	28,219
Non-consolidated VIE assets	6,665	114,457	79,532	43,465	37,157	281,276
4Q14 (CHF million)
Trading assets	179	5,009	1,201	494	625	7,508
Net loans	211	2,252	3,213	1,651	1,544	8,871
Other assets	0	4	20	0	189	213
Total variable interest assets	390	7,265	4,434	2,145	2,358	16,592
Maximum exposure to loss	752	12,775	4,589	7,326	2,358	27,800
Non-consolidated VIE assets	8,604	120,157	56,413	38,818	23,360	247,352
27 Financial instruments
The disclosure of the Group’s financial instruments below includes the following sections:
– Concentration of credit risk;
– Fair value measurement (including fair value hierarchy, transfers between levels; level 3 reconciliation; qualitative and quantitative disclosures of valuation techniques and nonrecurring fair value changes)
– Fair value option; and
– Disclosures about fair value of financial instruments not carried at fair value.
Concentrations of credit risk
Credit risk concentrations arise when a number of counterparties are engaged in similar business activities, are located in the same geographic region or when there are similar economic features that would cause their ability to meet contractual obligations to be similarly impacted by changes in economic conditions.
> Refer to “Note 34 – Financial instruments” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2014 for further information on the Group’s concentrations of credit risk.

Fair value measurement
A significant portion of the Group’s financial instruments are carried at fair value. Deterioration of financial markets could significantly impact the fair value of these financial instruments and the results of operations.
The fair value of the majority of the Group’s financial instruments is based on quoted prices in active markets or observable inputs. These instruments include government and agency securities, certain CP, most investment grade corporate debt, certain high yield debt securities, exchange-traded and certain OTC derivative instruments and most listed equity securities.
In addition, the Group holds financial instruments for which no prices are available and which have little or no observable inputs. For these instruments, the determination of fair value requires subjective assessment and judgment, depending on liquidity, pricing assumptions, the current economic and competitive environment and the risks affecting the specific instrument. In such circumstances, valuation is determined based on management’s own judgments about the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk. These instruments include certain OTC derivatives, including equity and credit derivatives, certain corporate equity-linked securities, mortgage-related and CDO securities, private equity investments, certain loans and credit products, including leveraged finance, certain syndicated loans and certain high yield bonds, and life finance instruments.
The fair value of financial assets and liabilities is impacted by factors such as benchmark interest rates, prices of financial instruments issued by third parties, commodity prices, foreign exchange rates and index prices or rates. In addition, valuation adjustments are an integral part of the valuation process when market prices are not indicative of the credit quality of a counterparty, and are applied to both OTC derivatives and debt instruments. The impact of changes in a counterparty’s credit spreads (known as CVA) is considered when measuring the fair value of assets and the impact of changes in the Group’s own credit spreads (known as DVA) is considered when measuring the fair value of its liabilities. For OTC derivatives, the impact of changes in both the Group’s and the counterparty’s credit standing is considered when measuring their fair value, based on current CDS prices. The adjustments also take into account contractual factors designed to reduce the Group’s credit exposure to a counterparty, such as collateral held and master netting agreements. For hybrid debt instruments with embedded derivative features, the impact of changes in the Group’s credit standing is considered when measuring their fair value, based on current funded debt spreads.
ASU 2011-04 permits a reporting entity to measure the fair value of a group of financial assets and financial liabilities on the basis of the price that would be received to sell a net long position or paid to transfer a net short position for a particular risk exposure in an orderly transaction between market participants at the measurement date. As such, the Group continues to apply bid and offer adjustments to net portfolios of cash securities and/or derivative instruments to adjust the value of the net position from a mid-market price to the appropriate bid or offer level that would be realized under normal market conditions for the net long or net short position for a specific market risk. In addition, the Group reflects the net exposure to credit risk for its derivative instruments where the Group has legally enforceable agreements with its counterparties that mitigate credit risk exposure in the event of default. Valuation adjustments are recorded in a reasonable and consistent manner that results in an allocation to the relevant disclosures in the notes to the financial statements as if the valuation adjustment had been allocated to the individual unit of account.
Fair value hierarchy
The levels of the fair value hierarchy are defined as follows:
– Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Group has the ability to access. This level of the fair value hierarchy provides the most reliable evidence of fair value and is used to measure fair value whenever available.
– Level 2: Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly. These inputs include: (i) quoted prices for similar assets or liabilities in active markets; (ii) quoted prices for identical or similar assets or liabilities in markets that are not active, that is, markets in which there are few transactions for the asset or liability, the prices are not current or price quotations vary substantially either over time or among market makers, or in which little information is publicly available; (iii) inputs other than quoted prices that are observable for the asset or liability; or (iv) inputs that are derived principally from or corroborated by observable market data by correlation or other means.
– Level 3: Inputs that are unobservable for the asset or liability. These inputs reflect the Group’s own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk). These inputs are developed based on the best information available in the circumstances, which include the Group’s own data. The Group’s own data used to develop unobservable inputs is adjusted if information indicates that market participants would use different assumptions.

Assets and liabilities measured at fair value on a recurring basis
end of 3Q15	Level 1	Level 2	Level 3	Netting impact	[1]	Total
Assets (CHF million)
Cash and due from banks	0	126	0	–		126
Interest-bearing deposits with banks	0	2	0	–		2
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	80,910	339	–		81,249
Debt	391	651	4	–		1,046
of which corporates	0	348	4	–		352
Equity	25,216	60	0	–		25,276
Securities received as collateral	25,607	711	4	–		26,322
Debt	32,887	53,843	3,909	–		90,639
of which foreign governments	32,670	4,160	261	–		37,091
of which corporates	142	17,548	1,369	–		19,059
of which RMBS	0	24,354	479	–		24,833
of which CMBS	0	4,816	201	–		5,017
of which CDO	0	2,901	1,396	–		4,297
Equity	57,425	4,513	1,985	–		63,923
Derivatives	7,749	404,328	4,909	(383,669)		33,317
of which interest rate products	1,992	290,733	1,100	–		–
of which foreign exchange products	166	67,856	398	–		–
of which equity/index-related products	5,581	24,842	1,259	–		–
of which credit derivatives	0	18,490	1,004	–		–
Other	2,404	5,271	4,238	–		11,913
Trading assets	100,465	467,955	15,041	(383,669)		199,792
Debt	1,499	1,537	60	–		3,096
of which foreign governments	1,281	94	0	–		1,375
of which corporates	0	288	0	–		288
of which RMBS	0	816	58	–		874
of which CMBS	0	259	3	–		262
Equity	2	84	3	–		89
Investment securities	1,501	1,621	63	–		3,185
Private equity	0	0	1,071	–		1,071
of which equity funds	0	0	448	–		448
Hedge funds	0	89	202	–		291
of which debt funds	0	56	197	–		253
Other equity investments	0	395	1,126	–		1,521
of which private	0	393	1,125	–		1,518
Life finance instruments	0	3	1,739	–		1,742
Other investments	0	487	4,138	–		4,625
Loans	0	11,522	8,496	–		20,018
of which commercial and industrial loans	0	5,707	5,031	–		10,738
of which financial institutions	0	3,970	2,145	–		6,115
Other intangible assets (mortgage servicing rights)	0	0	96	–		96
Other assets	1,140	20,918	5,420	(1,108)		26,370
of which loans held-for-sale	0	15,446	4,984	–		20,430
Total assets at fair value	128,713	584,252	33,597	(384,777)		361,785
Less other investments - equity at fair value attributable to noncontrolling interests	0	(25)	(594)	–		(619)
Less assets consolidated under ASU 2009-17 [2]	0	(9,227)	(2,926)	–		(12,153)
Assets at fair value excluding noncontrolling interests and assets not risk-weighted under the Basel framework	128,713	575,000	30,077	(384,777)		349,013
1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable master netting agreements.
2 Assets of consolidated VIEs that are not risk-weighted under the Basel framework.

Assets and liabilities measured at fair value on a recurring basis (continued)
end of 3Q15	Level 1	Level 2	Level 3	Netting impact	[1]	Total
Liabilities (CHF million)
Due to banks	0	582	0	–		582
Customer deposits	0	3,608	175	–		3,783
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	0	35,419	0	–		35,419
Debt	391	651	4	–		1,046
of which corporates	0	348	4	–		352
Equity	25,216	60	0	–		25,276
Obligation to return securities received as collateral	25,607	711	4	–		26,322
Debt	9,921	4,535	10	–		14,466
of which foreign governments	9,862	555	0	–		10,417
of which corporates	30	3,764	10	–		3,804
Equity	20,795	158	44	–		20,997
Derivatives	8,957	405,236	4,009	(391,405)		26,797
of which interest rate products	2,067	281,096	818	–		–
of which foreign exchange products	186	78,324	383	–		–
of which equity/index-related products	6,682	26,116	1,244	–		–
of which credit derivatives	0	17,632	1,022	–		–
Trading liabilities	39,673	409,929	4,063	(391,405)		62,260
Short-term borrowings	0	3,382	301	–		3,683
Long-term debt	0	62,490	14,368	–		76,858
of which treasury debt over two years	0	4,614	0	–		4,614
of which structured notes over one year and up to two years	0	5,936	780	–		6,716
of which structured notes over two years	0	34,185	9,928	–		44,113
of which other debt instruments over two years	0	2,255	892	–		3,147
of which other subordinated bonds	0	5,241	1	–		5,242
of which non-recourse liabilities	0	10,095	2,767	–		12,862
Other liabilities	0	11,266	2,178	(1,190)		12,254
of which failed sales	0	678	501	–		1,179
Total liabilities at fair value	65,280	527,387	21,089	(392,595)		221,161
1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable master netting agreements.

Assets and liabilities measured at fair value on a recurring basis (continued)
end of 4Q14	Level 1	Level 2	Level 3	Netting impact	[1]	Total
Assets (CHF million)
Cash and due from banks	0	304	0	–		304
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	104,206	77	–		104,283
Debt	121	781	0	–		902
of which corporates	0	745	0	–		745
Equity	25,908	44	0	–		25,952
Securities received as collateral	26,029	825	0	–		26,854
Debt	31,937	57,989	4,465	–		94,391
of which foreign governments	31,708	4,869	454	–		37,031
of which corporates	28	22,493	1,435	–		23,956
of which RMBS	0	22,150	612	–		22,762
of which CMBS	0	5,293	257	–		5,550
of which CDO	0	3,185	1,421	–		4,606
Equity	86,333	6,395	1,566	–		94,294
Derivatives	4,467	615,639	6,823	(588,917)		38,012
of which interest rate products	1,616	466,890	1,803	–		–
of which foreign exchange products	118	89,101	301	–		–
of which equity/index-related products	2,711	26,644	1,063	–		–
of which credit derivatives	0	24,451	2,569	–		–
Other	2,986	7,122	4,326	–		14,434
Trading assets	125,723	687,145	17,180	(588,917)		241,131
Debt	2,368	315	0	–		2,683
of which foreign governments	2,066	0	0	–		2,066
of which corporates	0	313	0	–		313
Equity	2	103	3	–		108
Investment securities	2,370	418	3	–		2,791
Private equity	0	0	1,286	–		1,286
of which equity funds	0	0	585	–		585
Hedge funds	0	219	314	–		533
of which debt funds	0	181	302	–		483
Other equity investments	77	75	1,849	–		2,001
of which private	0	70	1,850	–		1,920
Life finance instruments	0	0	1,834	–		1,834
Other investments	77	294	5,283	–		5,654
Loans	0	13,560	9,353	–		22,913
of which commercial and industrial loans	0	5,816	5,853	–		11,669
of which financial institutions	0	6,227	1,494	–		7,721
Other intangible assets (mortgage servicing rights)	0	0	70	–		70
Other assets	2,457	23,489	7,468	(1,094)		32,320
of which loans held-for-sale	0	16,107	6,851	–		22,958
Total assets at fair value	156,656	830,241	39,434	(590,011)		436,320
Less other investments - equity at fair value attributable to noncontrolling interests	(75)	(133)	(821)	–		(1,029)
Less assets consolidated under ASU 2009-17 [2]	0	(9,123)	(3,155)	–		(12,278)
Assets at fair value excluding noncontrolling interests and assets not risk-weighted under the Basel framework	156,581	820,985	35,458	(590,011)		423,013
1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable master netting agreements.
2 Assets of consolidated VIEs that are not risk-weighted under the Basel framework.

Assets and liabilities measured at fair value on a recurring basis (continued)
end of 4Q14	Level 1	Level 2	Level 3	Netting impact	[1]	Total
Liabilities (CHF million)
Due to banks	0	823	0	–		823
Customer deposits	0	3,161	100	–		3,261
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	0	54,732	0	–		54,732
Debt	121	781	0	–		902
of which corporates	0	745	0	–		745
Equity	25,908	44	0	–		25,952
Obligation to return securities received as collateral	26,029	825	0	–		26,854
Debt	11,678	4,914	1	–		16,593
of which foreign governments	11,530	757	0	–		12,287
of which corporates	21	3,917	1	–		3,939
Equity	19,060	122	2	–		19,184
Derivatives	4,594	619,787	6,414	(593,917)		36,878
of which interest rate products	1,585	458,894	1,202	–		–
of which foreign exchange products	234	101,461	560	–		–
of which equity/index-related products	2,744	26,746	1,466	–		–
of which credit derivatives	0	23,479	2,760	–		–
Trading liabilities	35,332	624,823	6,417	(593,917)		72,655
Short-term borrowings	0	3,766	95	–		3,861
Long-term debt	0	66,558	14,608	–		81,166
of which treasury debt over two years	0	8,616	0	–		8,616
of which structured notes over two years	0	31,083	10,267	–		41,350
of which non-recourse liabilities	0	10,126	2,952	–		13,078
Other liabilities	0	14,795	3,363	(1,220)		16,938
of which failed sales	0	652	616	–		1,268
Total liabilities at fair value	61,361	769,483	24,583	(595,137)		260,290
1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable master netting agreements.
Transfers between level 1 and level 2
All transfers between level 1 and level 2 are reported through the last day of the reporting period.
In 9M15, transfers to level 1 out of level 2 were from trading assets and trading liabilities. The transfers from trading assets were primarily in exchange traded derivatives and equity as prices became observable. The transfers from trading liabilities were primarily in exchange traded derivatives as prices became observable.
In 9M15, transfers out of level 1 to level 2 were primarily from trading assets. The transfers were primarily in equity for which suitable closing prices were unobtainable as of the end of 9M15.
Transfers between level 1 and level 2
in	9M15		9M14
	Transfers to level 1 out of level 2	Transfers out of level 1 to level 2	Transfers to level 1 out of level 2	Transfers out of level 1 to level 2
Assets (CHF million)
Debt	84	113	547	522
Equity	526	605	460	150
Derivatives	3,932	22	5,161	491
Trading assets	4,542	740	6,168	1,163
Liabilities (CHF million)
Debt	107	45	320	627
Equity	72	121	130	96
Derivatives	4,037	101	5,330	42
Trading liabilities	4,216	267	5,780	765

Assets and liabilities measured at fair value on a recurring basis for level 3
								Trading revenues			Other revenues
9M15	Balance at beginning of period	Transfers in	Transfers out	Purchases	Sales	Issuances	Settlements	On transfers in / out	[1]	On all other	On transfers in / out	[1]	On all other	Foreign currency translation impact	Balance at end of period
Assets (CHF million)
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	77	0	0	0	0	257	0	0		0	0		0	5	339
Securities received as collateral	0	0	0	4	0	0	0	0		0	0		0	0	4
Debt	4,465	818	(1,009)	1,977	(2,217)	0	0	(17)		159	0		0	(267)	3,909
of which corporates	1,435	351	(206)	810	(999)	0	0	(12)		127	0		0	(137)	1,369
of which RMBS	612	348	(516)	651	(661)	0	0	(2)		53	0		0	(6)	479
of which CMBS	257	51	(72)	185	(182)	0	0	(1)		(34)	0		0	(3)	201
of which CDO	1,421	42	(172)	311	(220)	0	0	(1)		31	0		0	(16)	1,396
Equity	1,566	368	(349)	791	(425)	0	0	(65)		109	0		0	(10)	1,985
Derivatives	6,823	1,612	(826)	0	0	1,260	(3,272)	(37)		(430)	0		1	(222)	4,909
of which interest rate products	1,803	49	(254)	0	0	292	(493)	(7)		(241)	0		0	(49)	1,100
of which equity/index-related products	1,063	515	(121)	0	0	352	(519)	1		4	0		1	(37)	1,259
of which credit derivatives	2,569	898	(451)	0	0	298	(1,663)	(31)		(534)	0		0	(82)	1,004
Other	4,326	894	(747)	3,388	(3,639)	0	(198)	3		269	0		0	(58)	4,238
Trading assets	17,180	3,692	(2,931)	6,156	(6,281)	1,260	(3,470)	(116)		107	0		1	(557)	15,041
Investment securities	3	8	(88)	236	(100)	0	(16)	7		11	0		0	2	63
Equity	3,449	1	(315)	165	(676)	0	0	0		(32)	(31)		31	(193)	2,399
Life finance instruments	1,834	0	0	150	(243)	0	0	0		22	0		0	(24)	1,739
Other investments	5,283	1	(315)	315	(919)	0	0	0		(10)	(31)		31	(217)	4,138
Loans	9,353	967	(1,012)	598	(980)	2,167	(2,127)	1		(195)	(4)		(13)	(259)	8,496
of which commercial and industrial loans	5,853	610	(323)	43	(654)	1,098	(1,283)	1		(74)	(4)		(15)	(221)	5,031
of which financial institutions	1,494	325	(193)	256	(180)	761	(227)	0		(84)	0		2	(9)	2,145
Other intangible assets (mortgage servicing rights)	70	0	0	18	0	0	0	0		9	0		0	(1)	96
Other assets	7,468	2,089	(3,617)	3,868	(3,356)	598	(1,161)	(3)		(115)	0		(8)	(343)	5,420
of which loans held-for-sale [2]	6,851	2,081	(3,535)	3,792	(3,211)	598	(1,162)	(5)		(95)	0		(3)	(327)	4,984
Total assets at fair value	39,434	6,757	(7,963)	11,195	(11,636)	4,282	(6,774)	(111)		(193)	(35)		11	(1,370)	33,597
Liabilities (CHF million)
Customer deposits	100	12	(16)	0	0	127	(27)	0		(8)	0		0	(13)	175
Obligation to return securities received as collateral	0	0	0	4	0	0	0	0		0	0		0	0	4
Trading liabilities	6,417	1,691	(1,521)	48	(40)	994	(2,568)	(44)		(741)	0		0	(173)	4,063
of which interest rate derivatives	1,202	105	(358)	0	0	136	(233)	(1)		(9)	0		1	(25)	818
of which foreign exchange derivatives	560	3	(3)	0	0	6	(74)	0		(96)	0		0	(13)	383
of which equity/index-related derivatives	1,466	288	(658)	0	0	434	(200)	5		(55)	0		0	(36)	1,244
of which credit derivatives	2,760	1,117	(496)	0	0	195	(1,890)	(48)		(524)	0		0	(92)	1,022
Short-term borrowings	95	79	(18)	0	0	359	(203)	(2)		(10)	0		0	1	301
Long-term debt	14,608	1,964	(3,378)	0	0	6,087	(3,836)	(26)		(894)	0		(4)	(153)	14,368
of which structured notes over two years	10,267	932	(2,312)	0	0	4,461	(2,608)	(18)		(692)	0		0	(102)	9,928
of which non-recourse liabilities	2,952	749	(841)	0	0	669	(648)	(3)		(72)	0		0	(39)	2,767
Other liabilities	3,363	108	(1,188)	159	(120)	0	(227)	16		(133)	9		283	(92)	2,178
of which failed sales	616	5	(4)	130	(81)	0	0	2		(157)	0		0	(10)	501
Total liabilities at fair value	24,583	3,854	(6,121)	211	(160)	7,567	(6,861)	(56)		(1,786)	9		279	(430)	21,089
Net assets/(liabilities) at fair value	14,851	2,903	(1,842)	10,984	(11,476)	(3,285)	87	(55)		1,593	(44)		(268)	(940)	12,508
1 For all transfers to level 3 or out of level 3, the Group determines and discloses as level 3 events only gains or losses through the last day of the reporting period.
2
Includes unrealized losses recorded in trading revenues of CHF (216) million primarily related to subprime exposures in securitized products business and market movements across the wider loans held-for-sale portfolio.

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Assets and liabilities measured at fair value on a recurring basis for level 3 (continued)
								Trading revenues			Other revenues
9M14	Balance at beginning of period	Transfers in	Transfers out	Purchases	Sales	Issuances	Settlements	On transfers in / out	[1]	On all other	On transfers in / out	[1]	On all other	Foreign currency translation impact	Balance at end of period
Assets (CHF million)
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	204	0	(146)	0	0	0	0	0		0	0		0	16	74
Debt	5,069	938	(1,807)	4,478	(4,647)	0	0	(54)		406	0		0	378	4,761
of which corporates	2,128	321	(638)	834	(1,581)	0	0	(65)		273	0		0	137	1,409
of which RMBS	436	445	(459)	562	(558)	0	0	12		78	0		0	37	553
of which CMBS	417	68	(206)	205	(190)	0	0	0		(36)	0		0	27	285
of which CDO	1,567	89	(267)	2,230	(2,256)	0	0	(4)		52	0		0	118	1,529
Equity	595	253	(362)	563	(398)	0	0	54		100	0		0	63	868
Derivatives	5,217	695	(614)	0	0	1,718	(2,429)	34		575	0		0	376	5,572
of which interest rate products	1,574	34	(14)	0	0	150	(508)	6		319	0		0	113	1,674
of which equity/index-related products	1,240	90	(238)	0	0	389	(297)	55		(68)	0		0	96	1,267
of which credit derivatives	1,138	505	(346)	0	0	391	(717)	(32)		218	0		0	75	1,232
Other	2,829	414	(571)	3,072	(1,718)	0	(162)	13		376	0		0	310	4,563
Trading assets	13,710	2,300	(3,354)	8,113	(6,763)	1,718	(2,591)	47		1,457	0		0	1,127	15,764
Investment securities	2	0	0	0	0	0	0	0		0	0		0	1	3
Equity	5,369	0	(20)	601	(3,234)	0	0	0		24	0		500	220	3,460
Life finance instruments	1,600	0	0	151	(234)	0	0	0		88	0		0	120	1,725
Other investments	6,969	0	(20)	752	(3,468)	0	0	0		112	0		500	340	5,185
Loans	7,998	409	(552)	498	(1,452)	4,019	(2,091)	1		10	0		(9)	636	9,467
of which commercial and industrial loans	5,309	229	(309)	326	(998)	2,651	(1,627)	1		25	0		(10)	403	6,000
of which financial institutions	1,322	99	(157)	11	(242)	811	(407)	0		(14)	0		6	108	1,537
Other intangible assets (mortgage servicing rights)	42	0	0	27	0	0	0	0		(5)	0		0	5	69
Other assets	6,159	2,164	(2,493)	5,272	(4,541)	434	(1,299)	157		(72)	0		0	409	6,190
of which loans held-for-sale	5,615	2,164	(2,468)	4,943	(4,314)	434	(1,299)	163		(17)	0		(1)	368	5,588
Total assets at fair value	35,084	4,873	(6,565)	14,662	(16,224)	6,171	(5,981)	205		1,502	0		491	2,534	36,752
Liabilities (CHF million)
Customer deposits	55	0	0	0	0	45	(18)	0		10	0		0	4	96
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	114	0	(123)	0	0	0	0	0		0	0		0	9	0
Trading liabilities	5,564	892	(1,081)	35	(37)	979	(2,096)	204		198	0		0	363	5,021
of which interest rate derivatives	1,129	52	(21)	0	0	51	(415)	(1)		322	0		0	80	1,197
of which foreign exchange derivatives	938	0	(2)	0	0	4	(166)	(4)		(227)	0		0	46	589
of which equity/index-related derivatives	1,896	250	(667)	0	0	512	(767)	219		(201)	0		0	123	1,365
of which credit derivatives	1,230	559	(385)	0	0	311	(689)	(14)		317	0		0	86	1,415
Short-term borrowings	165	43	(56)	0	0	363	(358)	(1)		(4)	0		0	13	165
Long-term debt	9,780	1,245	(2,915)	0	0	5,978	(3,001)	147		(204)	0		0	932	11,962
of which structured notes over two years	6,217	614	(1,610)	0	0	4,158	(1,471)	(4)		(289)	0		0	635	8,250
of which non-recourse liabilities	2,552	586	(908)	0	0	573	(968)	152		36	0		0	175	2,198
Other liabilities	2,861	102	(107)	478	(1,099)	639	(222)	16		151	3		317	210	3,349
of which failed sales	1,143	70	(45)	252	(873)	0	0	0		111	0		(2)	52	708
Total liabilities at fair value	18,539	2,282	(4,282)	513	(1,136)	8,004	(5,695)	366		151	3		317	1,531	20,593
Net assets/(liabilities) at fair value	16,545	2,591	(2,283)	14,149	(15,088)	(1,833)	(286)	(161)		1,351	(3)		174	1,003	16,159
1 For all transfers to level 3 or out of level 3, the Group determines and discloses as level 3 events only gains or losses through the last day of the reporting period.
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Gains and losses on assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (level 3)
in	9M15				9M14
	Trading revenues	Other revenues	Total revenues		Trading revenues	Other revenues	Total revenues
Gains and losses on assets and liabilities (CHF million)
Net realized/unrealized gains/(losses) included in net revenues	1,538	(312)	1,226	[1]	1,190	171	1,361	[1]
Whereof:
Unrealized gains/(losses) relating to assets and liabilities still held as of the reporting date	481	3	484		(329)	76	(253)
1 Excludes net realized/unrealized gains/(losses) attributable to foreign currency translation impact.
Both observable and unobservable inputs may be used to determine the fair value of positions that have been classified within level 3. As a result, the unrealized gains and losses for assets and liabilities within level 3 presented in the table above may include changes in fair value that were attributable to both observable and unobservable inputs.
The Group employs various economic hedging techniques in order to manage risks, including risks in level 3 positions. Such techniques may include the purchase or sale of financial instruments that are classified in levels 1 and/or 2. The realized and unrealized gains and losses for assets and liabilities in level 3 presented in the table above do not reflect the related realized or unrealized gains and losses arising on economic hedging instruments classified in levels 1 and/or 2.
Transfers in and out of level 3
Transfers into level 3 assets during 9M15 were CHF 6,757 million, primarily from trading assets and loans held-for-sale. The transfers were primarily in the corporate credit, non-strategic and equity derivatives businesses due to limited observability of pricing data and reduced pricing information from external providers. Transfers out of level 3 assets during 9M15 were CHF 7,963 million, primarily in loans held-for-sale and trading assets. The transfers out of level 3 assets were primarily in the corporate credit, securitized products and alternative investments businesses due to improved observability of pricing data and increased availability of pricing information from external providers.
Transfers into level 3 assets during 3Q15 were CHF 2,481 million, primarily from trading assets, loans and loans held-for-sale. The transfers were primarily in the corporate credit, equity derivatives and emerging markets businesses due to limited observability of pricing data and reduced pricing information from external providers. Transfers out of level 3 assets during 3Q15 were CHF 2,596 million, primarily in loans held-for-sale and trading assets. The transfers out of level 3 assets were primarily in the corporate credit and securitized products businesses due to improved observability of pricing data and increased availability of pricing information from external providers.
Qualitative disclosures of valuation techniques
Overview
The Group has implemented and maintains a valuation control framework, which is supported by policies and procedures that define the principles for controlling the valuation of the Group’s financial instruments. Product Control and Risk Management create, review and approve significant valuation policies and procedures. The framework includes three main internal processes: (i) valuation governance; (ii) independent price verification and significant unobservable inputs review; and (iii) a cross-functional pricing model review. Through this framework, the Group determines the reasonableness of the fair value of its financial instruments.
On a monthly basis, meetings are held for each business line with senior representatives of the Front Office and Product Control to discuss independent price verification results, valuation adjustments, and other significant valuation issues. On a quarterly basis, a review of significant changes in the fair value of financial instruments is undertaken by Product Control and conclusions are reached regarding the reasonableness of those changes. Additionally, on a quarterly basis, meetings are held for each business line with senior representatives of the Front Office, Product Control, Risk Management, and Financial Accounting to discuss independent price verification results, valuation issues, business and market updates, as well as a review of significant changes in fair value from the prior quarter, significant unobservable inputs and prices used in valuation techniques, and valuation adjustments.
The results of these meetings are aggregated for presentation to the Valuation and Risk Management Committee (VARMC) and the Audit Committee. The VARMC, which is comprised of Executive Board members and the heads of the business and control functions, meets to review and ratify valuation review conclusions, and to resolve significant valuation issues for the Group. Oversight of the valuation control framework is through specific and regular reporting on valuation directly to the Group’s Executive Board through the VARMC.
One of the key components of the governance process is the segregation of duties between the Front Office and Product Control. The Front Office is responsible for measuring inventory at fair value on a daily basis, while Product Control is responsible for independently reviewing and validating those valuations on a periodic basis. The Front Office values the inventory using, wherever possible, observable market data which may include executed transactions, dealer quotes, or broker quotes for the same or similar instruments. Product Control validates this inventory using independently sourced data that also includes executed transactions, dealer quotes, and broker quotes.
Product Control utilizes independent pricing service data as part of their review process. Independent pricing service data is analyzed to ensure that it is representative of fair value including confirming that the data corresponds to executed transactions or executable broker quotes, review and assessment of contributors to ensure they are active market participants, review of statistical data and utilization of pricing challenges. The analysis also includes understanding the sources of the pricing service data and any models or assumptions used in determining the results. The purpose of the review is to judge the quality and reliability of the data for fair value measurement purposes and its appropriate level of usage within the Product Control independent valuation review.
For certain financial instruments the fair value is estimated in full or in part using valuation techniques based on assumptions that are not supported by market observable prices, rates, or other inputs. In addition, there may be uncertainty about a valuation, which results from the choice of valuation technique or model used, the assumptions embedded in those models, the extent to which inputs are not market observable, or as a consequence of other elements affecting the valuation technique or model. Model calibration is performed when significant new market information becomes available or at a minimum on a quarterly basis as part of the business review of significant unobservable inputs for level 3 instruments. For models that have been deemed to be significant to the overall fair value of the financial instrument, model validation is performed as part of the periodic review of the related model.
The Group performs a sensitivity analysis of its significant level 3 financial instruments. This sensitivity analysis estimates a fair value range by changing the related significant unobservable inputs value. This sensitivity analysis is an internal mechanism to monitor the impact of reasonable alternative inputs or prices for level 3 financial instruments. Where a model-based technique is used to determine the fair value of the level 3 financial instrument, an alternative input value is utilized to derive an estimated fair value range. Where a price-based technique is used to determine the fair value of the level 3 financial instruments, Front Office professional judgment is used to estimate a fair value range.
The following information on the valuation techniques and significant unobservable inputs of the various financial instruments, and the sensitivity of fair value measurements to changes in significant unobservable inputs, should be read in conjunction with the tables “Quantitative information about level 3 assets at fair value” and “Quantitative information about level 3 liabilities at fair value”.
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions
Securities purchased under resale agreements and securities sold under repurchase agreements are measured at fair value using discounted cash flow analysis. Future cash flows are discounted using observable market interest rate repurchase/resale curves for the applicable maturity and underlying collateral of the instruments. As such, the significant majority of both securities purchased under resale agreements and securities sold under repurchase agreements are included in level 2 of the fair value hierarchy. Structured resale and repurchase agreements include embedded derivatives, which are measured using the same techniques as described below for stand-alone derivative contracts held for trading purposes or used in hedge accounting relationships. If the value of the embedded derivative is determined using significant unobservable inputs, those structured resale and repurchase agreements are classified within level 3 of the fair value hierarchy. The significant unobservable inputs are funding spread and general collateral rate.
Securities purchased under resale agreements are usually fully collateralized or over collateralized by government securities, money market instruments, corporate bonds, or other debt instruments. In the event of counterparty default, the collateral service agreement provides the Group with the right to liquidate the collateral held.
Debt securities
Foreign governments and corporates
Government debt securities typically have quoted prices in active markets and are categorized as level 1 instruments. For debt securities for which market prices are not available, valuations are based on yields reflecting credit rating, historical performance, delinquencies, loss severity, the maturity of the security, recent transactions in the market or other modeling techniques, which may involve judgment. Those securities where the price or model inputs are observable in the market are categorized as level 2 instruments, while those securities where prices are not observable and significant model inputs are unobservable are categorized as level 3 of the fair value hierarchy.
Corporate bonds are priced to reflect current market levels either through recent market transactions or broker or dealer quotes. Where a market price for the particular security is not directly available, valuations are obtained based on yields reflected by other instruments in the specific or similar entity’s capital structure and adjusting for differences in seniority and maturity, benchmarking to a comparable security where market data is available (taking into consideration differences in credit, liquidity and maturity), or through the application of cash flow modeling techniques utilizing observable inputs, such as current interest rate curves and observable CDS spreads. Significant unobservable inputs may include price, buyback probability, correlation and credit spread. For securities using market comparable price, the differentiation between level 2 and level 3 is based upon the relative significance of any yield adjustments as well as the accuracy of the comparison characteristics (i.e., the observable comparable security may be in the same country but a different industry and may have a different seniority level – the lower the comparability the more likely the security will be level 3).

CMBS, RMBS and CDO securities
Fair values of RMBS, CMBS and CDO may be available through quoted prices, which are often based on the prices at which similarly structured and collateralized securities trade between dealers and to and from customers. Fair values of RMBS, CMBS and CDO for which there are significant unobservable inputs are valued using capitalization rate and discount rate. Price may not be observable for fair value measurement purposes for many reasons, such as the length of time since the last executed transaction for the related security, use of a price from a similar instrument, or use of a price from an indicative quote. Fair values determined by market comparable price may include discounted cash flow models using the inputs prepayment rate, default rate, loss severity, discount rate and credit spread. Prices from similar observable instruments are used to calculate implied inputs which are then used to value unobservable instruments using discounted cash flow. The discounted cash flow price is then compared to the unobservable prices and assessed for reasonableness.
For most structured debt securities, determination of fair value requires subjective assessment depending on liquidity, ownership concentration, and the current economic and competitive environment. Valuation is determined based on the Front Office’s own assumptions about how market participants would price the asset. Collateralized bond and loan obligations are split into various structured tranches and each tranche is valued based upon its individual rating and the underlying collateral supporting the structure. Valuation models are used to value both cash and synthetic CDOs.
Equity securities
The majority of the Group’s positions in equity securities are traded on public stock exchanges for which quoted prices are readily and regularly available and are therefore categorized as level 1 instruments. Level 2 and level 3 equities include fund-linked products, convertible bonds or equity securities with restrictions that are not traded in active markets. Significant unobservable inputs may include market comparable price, earnings before interest, taxes, depreciation and amortization (EBITDA) multiple and volatility.
Derivatives
Derivatives held for trading purposes or used in hedge accounting relationships include both OTC and exchange-traded derivatives. The fair values of exchange-traded derivatives measured using observable exchange prices are included in level 1 of the fair value hierarchy. For exchange-traded derivatives where the volume of trading is low, the observable exchange prices may not be considered executable at the reporting date. These derivatives are valued in the same manner as similar observable OTC derivatives and are included in level 2 of the fair value hierarchy. If the similar OTC derivative used for valuing the exchange-traded derivative is not observable, than the exchange-traded derivative is included in level 3 of the fair value hierarchy.
The fair values of OTC derivatives are determined on the basis of either industry standard models or internally developed proprietary models. Both model types use various observable and unobservable inputs in order to determine fair value. The inputs include those characteristics of the derivative that have a bearing on the economics of the instrument. The determination of the fair value of many derivatives involves only a limited degree of subjectivity because the required inputs are observable in the marketplace, while more complex derivatives may use unobservable inputs that rely on specific proprietary modeling assumptions. Where observable inputs (prices from exchanges, dealers, brokers or market consensus data providers) are not available, attempts are made to infer values from observable prices through model calibration (spot and forward rates, mean reversion, benchmark interest rate curves and volatility inputs for commonly traded option products). For inputs that cannot be derived from other sources, estimates from historical data may be made. OTC derivatives where the majority of the value is derived from market observable inputs are categorized as level 2 instruments, while those where the majority of the value is derived from unobservable inputs are categorized as level 3 of the fair value hierarchy.
Our valuation of derivatives includes an adjustment for the cost of funding uncollateralized OTC derivatives.
Interest rate derivatives
OTC vanilla interest rate products, such as interest rate swaps, swaptions, and caps and floors are valued by discounting the anticipated future cash flows. The future cash flows and discounting are derived from market standard yield curves and industry standard volatility inputs. Where applicable, exchange-traded prices are also used to value exchange-traded futures and options and can be used in yield curve construction. For more complex products, inputs include, but are not limited to correlation, volatility skew, prepayment rate, credit spread, basis spread, mean reversion and gap risk.
Foreign exchange derivatives
Foreign exchange derivatives include vanilla products such as spot, forward and option contracts where the anticipated discounted future cash flows are determined from foreign exchange forward curves and industry standard optionality modeling techniques. Where applicable, exchange-traded prices are also used for futures and option prices. For more complex products inputs include, but are not limited to prepayment rate and correlation.
Equity and index-related derivatives
Equity derivatives include vanilla options and swaps in addition to different types of exotic options. Inputs for equity derivatives can include correlation, volatility, buyback probability, price and EBITDA multiple.
Generally, the interrelationship between the volatility and correlation is positively correlated.
Credit derivatives
Credit derivatives include index and single name CDS in addition to more complex structured credit products. Vanilla products are valued using industry standard models and inputs that are generally market observable including credit spread and recovery rate.
Complex structured credit derivatives are valued using proprietary models requiring unobservable inputs such as recovery rate, credit spread, correlation and funding spread. These inputs are generally implied from available market observable data. Fair values determined by price may include discounted cash flow models using the inputs prepayment rate, default rate, loss severity and discount rate.
Other trading assets
Other trading assets primarily include RMBS loans and life settlement and premium finance instruments. Life settlement and premium finance instruments are valued using proprietary models with several inputs. The significant unobservable inputs of the fair value for life settlement and premium finance instruments is the estimate of market implied life expectancy, while for RMBS loans it is market comparable price.
For life settlement and premium finance instruments, individual life expectancy rates are typically obtained by multiplying a base mortality curve for the general insured population provided by a professional actuarial organization together with an individual-specific multiplier. Individual-specific multipliers are determined based on data from third-party life expectancy data providers, which examine the insured individual’s medical conditions, family history and other factors to arrive at a life expectancy estimate.
For RMBS loans, the use of market comparable price varies depending upon each specific loan. For some loans, similar to unobservable RMBS securities, prices from similar observable instruments are used to calculate implied inputs which are then used to value unobservable instruments using discounted cash flow. The discounted cash flow price is then compared to the unobservable prices and assessed for reasonableness. For other RMBS loans, the loans are categorized by specific characteristics, such as loan-to-value ratio, average account balance, loan type (single or multi-family), lien, seasoning, coupon, FICO score, locality, delinquency status, cash flow velocity, roll rates, loan purpose, occupancy, servicers advance agreement type, modification status, Federal Housing Administration insurance, property value and documentation quality. Loans with unobservable prices are put into consistent buckets which are then compared to market observable comparable prices in order to assess the reasonableness of those unobservable prices.
Other investments
Private equity, hedge funds and other equity investments
Other equity investments principally includes equity investments in the form of a) direct investments in third-party hedge funds, private equity funds and funds of funds, b) equity-method investments where the Group has the ability to significantly influence the operating and financial policies of the investee, and c) direct investments in non-marketable equity securities.
Direct investments in third-party hedge funds, private equity funds and funds of funds are measured at fair value based on their published net asset values (NAVs). Most of these investments are classified as level 3 of the fair value hierarchy, as there are restrictions imposed upon the redemption of the funds at their NAV in the near term. In some cases, NAVs may be adjusted where there is sufficient evidence that the NAV published by the investment manager is not current with observed market movements, it is probable that these investments will be sold for an amount other than NAV or there exist other circumstances that would require an adjustment to the published NAV. Although rarely adjusted, significant judgment is involved in making any adjustments to the published NAVs.
Direct investments in non-marketable equity securities consist of both real estate investments and non-real estate investments. Equity-method investments and direct investments in non-marketable equity securities are initially measured at their transaction price, as this is the best estimate of fair value. Thereafter, these investments are individually measured at fair value based upon a number of factors that include any recent rounds of financing involving third-party investors, comparable company transactions, multiple analyses of cash flows or book values, or discounted cash flow analyses. The availability of information used in these modeling techniques is often limited and involves significant judgment in evaluating these different factors over time. As a result, these investments are included in level 3 of the fair value hierarchy.
Life finance instruments
Life finance instruments include Single Premium Immediate Annuities (SPIA) and other premium finance instruments. Life finance instruments are valued in a similar manner as described for life settlement and premium finance instruments under the other trading assets section above.
Loans
The Group’s loan portfolio which is measured at fair value primarily consists of commercial and industrial loans and loans to financial institutions. Within these categories, loans measured at fair value include commercial loans, real estate loans, corporate loans, leverage finance loans and emerging market loans. Fair value is based on recent transactions and quoted prices, where available. Where recent transactions and quoted prices are not available, fair value may be determined by relative value benchmarking (which includes pricing based upon another position in the same capital structure, other comparable loan issues, generic industry credit spreads, implied credit spreads derived from CDS for the specific borrower, and enterprise valuations) or calculated based on the exit price of the collateral, based on current market conditions.
Both the funded and unfunded portion of revolving credit lines on the corporate lending portfolio are valued using a CDS pricing model, which requires estimates of significant inputs including credit spreads, recovery rates, credit conversion factors, and weighted average life of the loan. Significant unobservable inputs may include credit spread and price.
The Group’s other assets and liabilities include mortgage loans held in conjunction with securitization activities and assets and liabilities of VIEs and mortgage securitizations that do not meet the criteria for sale treatment under US GAAP. The fair value of mortgage loans held in conjunction with securitization activities is determined on a whole-loan basis and is consistent with the valuation of RMBS loans discussed in “Other trading assets” above. Whole-loan valuations are calculated based on the exit price reflecting the current market conditions. The fair value of assets and liabilities of VIEs and mortgage securitizations that do not meet the criteria for sale treatment under US GAAP are determined based on the quoted prices for securitized bonds, where available, or on cash flow analyses for securitized bonds, when quoted prices are not available.
Accrual based Private Banking & Wealth Management loans, for which an estimated fair value is disclosed in the table “Carrying value and fair value of financial instruments not carried at fair value” below, include consumer loans relating to mortgages, loans collateralized by securities or consumer finance, as well as corporate and institutional loans relating to real estate, commercial and industrial loans, and loans to financial institutions, governments and public institutions. Fair values for these loans are determined by using a discounted cash flow model. Future cash flows are discounted using risk-adjusted discount rates which are derived from observable market interest rates for the applicable maturity and currency and from counterparty-related credit spreads.
Deposits
Accrual based deposits with a stated maturity, for which an estimated fair value is disclosed in the table “Carrying value and fair value of financial instruments not carried at fair value” below, are generally fair valued by using a discounted cash flow model incorporating the Group’s credit spreads. The estimated fair value of accrual accounted deposits without a stated maturity approximates the carrying amount; however, the value does not include an estimate of the value attributed to the long-term relationships with its customers that in the aggregate adds significant value to the Group’s stable deposit base.
Short-term borrowings and long-term debt
The Group’s short-term borrowings and long-term debt include structured notes (hybrid financial instruments that are both bifurcatable and non-bifurcatable) and vanilla debt. The fair value of structured notes is based on quoted prices, where available. When quoted prices are not available, fair value is determined by using a discounted cash flow model incorporating the Group’s credit spreads, the value of derivatives embedded in the debt and the residual term of the issuance based on call options. Derivatives structured into the issued debt are valued consistently with the Group’s stand-alone derivative contracts held for trading purposes or used in hedge accounting relationships as discussed above. The fair value of structured debt is heavily influenced by the combined call options and performance of the underlying derivative returns. Significant unobservable inputs for long-term debt include buyback probability, gap risk, correlation, volatility, credit spread and price.
Generally, the interrelationships between volatility, correlation, gap risk and credit spread inputs are positively correlated.
Other liabilities
Failed sales
These liabilities represent the financing of assets that did not achieve sale accounting treatment under US GAAP. Failed sales are valued in a manner consistent with the related underlying financial instruments.
Short-term financial instruments
Certain short-term financial instruments are not carried at fair value on the balance sheet, but a fair value has been disclosed in the table “Carrying value and fair value of financial instruments not carried at fair value” below. These instruments include: cash and due from banks, cash collateral receivables and payables and other receivables and payables arising in the ordinary course of business. For these financial instruments, the carrying value approximates the fair value due to the relatively short period of time between their origination and expected realization, as well as the minimal credit risk inherent in these instruments.
Sensitivity of fair value measurements to changes in significant unobservable inputs
For level 3 assets with a significant unobservable input of buyback probability, EBITDA multiple, market implied life expectancy (for life finance instruments), correlation, price, volatility, volatility skew, funding spread and recovery rate, in general, an increase in the significant unobservable input would increase the fair value. For level 3 assets with a significant unobservable input of market implied life expectancy (for life settlement and premium finance instruments), capitalization rate, discount rate, prepayment rate, mean reversion, credit spread and general collateral rate, in general, an increase in the significant unobservable input would decrease the fair value.
For level 3 liabilities, in general, an increase in the related significant unobservable inputs would have the inverse impact on fair value. An increase in the significant unobservable input gap risk would increase the fair value. An increase in the significant unobservable input basis spread would decrease the fair value.
Interrelationships between significant unobservable inputs
Except as noted above, there are no material interrelationships between the significant unobservable inputs for the financial instruments. As the significant unobservable inputs move independently, generally an increase or decrease in one significant unobservable input will have no impact on the other significant unobservable inputs.

Quantitative disclosures of valuation techniques
The following tables provide the representative range of minimum and maximum values and the associated weighted averages of each significant unobservable input for level 3 assets and liabilities by the related valuation technique most significant to the related financial instrument.
Quantitative information about level 3 assets at fair value
end of 3Q15	Fair value	Valuation technique	Unobservable input		Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	339	Discounted cash flow	Funding spread, in bp		350	475	361
			General collateral rate, in %		0	1	1
Securities received as collateral	4	–	–		–	–	–
Debt	3,909
of which corporates	1,369
of which	252	Option model	Correlation, in %		(88)	96	16
			Buyback probability, in %	[2]	50	100	62
of which	505	Market comparable	Price, in %		0	126	76
of which	250	Discounted cash flow	Credit spread, in bp		15	1,561	511
of which RMBS	479	Discounted cash flow	Discount rate, in %		2	35	9
			Prepayment rate, in %		1	29	10
			Default rate, in %		0	20	3
			Loss severity, in %		0	100	48
of which CMBS	201	Discounted cash flow	Capitalization rate, in %		7	8	7
			Discount rate, in %		1	46	12
			Prepayment rate, in %		0	15	8
			Default rate, in %		0	32	3
			Loss severity, in %		0	50	10
of which CDO	1,396
of which	41	Vendor price	Price, in %		0	102	97
of which	409	Discounted cash flow	Discount rate, in %		0	28	9
			Prepayment rate, in %		0	20	12
			Credit spread, in bp		229	289	252
			Default rate, in %		0	8	2
			Loss severity, in %		0	100	47
of which	797	Market comparable	Price, in %		214	214	214
Equity	1,985
of which	197	Option model	Volatility, in %		2	227	33
of which	874	Market comparable	EBITDA multiple		3	13	10
			Price, in %		0	179	20
1
Cash instruments are generally presented on a weighted average basis, while certain derivative instruments either contain a combination of weighted averages and arithmetic means of the related inputs or are presented on an arithmetic mean basis.

2 Estimate of the probability of corporate bonds being called by the issuer at its option over the remaining life of the financial instrument.

Quantitative information about level 3 assets at fair value (continued)
end of 3Q15	Fair value	Valuation technique		Unobservable input		Minimum value		Maximum value		Weighted average	[1]
CHF million, except where indicated
Derivatives	4,909
of which interest rate products	1,100	Option model		Correlation, in %		14		100		67
				Prepayment rate, in %		1		32		15
				Volatility skew, in %		(9)		0		(3)
				Mean reversion, in %	[2]	5		10		10
				Credit spread, in bp		130		2,908		325
of which equity/index-related products	1,259
of which	1,083	Option model		Correlation, in %		(88)		96		18
				Volatility, in %		0		227		32
of which	79	Market comparable		EBITDA multiple		4		10		7
				Price, in %		96		105		105
of which credit derivatives	1,004	Discounted cash flow		Credit spread, in bp		1		10,008		1,132
				Recovery rate, in %		0		70		11
				Discount rate, in %		4		48		19
				Default rate, in %		1		35		6
				Loss severity, in %		15		100		67
				Correlation, in %		37		97		74
				Prepayment rate, in %		0		14		5
				Funding spread, in bp		51		120		68
Other	4,238
of which	3,063	Market comparable		Price, in %		0		109		45
of which	942	Discounted cash flow		Market implied life expectancy, in years		3		19		8
Trading assets	15,041
Investment securities	63	–		–		–		–		–
Private equity	1,071	–	[3]	–	[3]	–	[3]	–	[3]	–	[3]
Hedge funds	202	–	[3]	–	[3]	–	[3]	–	[3]	–	[3]
Other equity investments	1,126	–	[3]	–	[3]	–	[3]	–	[3]	–	[3]
Life finance instruments	1,739	Discounted cash flow		Market implied life expectancy, in years		2		20		8
Other investments	4,138
Loans	8,496
of which commercial and industrial loans	5,031
of which	3,432	Discounted cash flow		Credit spread, in bp		70		3,293		516
of which	1,222	Market comparable		Price, in %		0		107		71
of which financial institutions	2,145
of which	1,704	Discounted cash flow		Credit spread, in bp		110		813		366
of which	201	Market comparable		Price, in %		0		102		99
Other intangible assets (mortgage servicing rights)	96	–		–		–		–		–
Other assets	5,420
of which loans held-for-sale	4,984
of which	2,986	Vendor price		Price, in %		0		102		98
of which	506	Discounted cash flow		Credit spread, in bp		111		2,908		617
				Recovery rate, in %		0		38		31
of which	1,086	Market comparable		Price, in %		0		104		83
Total level 3 assets at fair value	33,597
1
Cash instruments are generally presented on a weighted average basis, while certain derivative instruments either contain a combination of weighted averages and arithmetic means of the related inputs or are presented on an arithmetic mean basis.

2 Management's best estimate of the speed at which interest rates will revert to the long-term average.
3 Disclosure not required as balances are carried at unadjusted NAV. Refer to "Fair value measurements of investments in certain entities that calculate NAV per share" for further information.

Quantitative information about level 3 assets at fair value (continued)
end of 4Q14	Fair value	Valuation technique	Unobservable input		Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	77	Discounted cash flow	Funding spread, in bp		350	350	350
Debt	4,465
of which corporates	1,435
of which	201	Option model	Correlation, in %		(88)	97	17
			Buyback probability, in %	[2]	50	100	68
of which	180	Market comparable	Price, in %		0	124	67
of which	1,051	Discounted cash flow	Credit spread, in bp		9	1,644	361
of which RMBS	612	Discounted cash flow	Discount rate, in %		1	31	9
			Prepayment rate, in %		0	29	8
			Default rate, in %		1	19	3
			Loss severity, in %		0	100	50
of which CMBS	257	Discounted cash flow	Capitalization rate, in %		7	10	8
			Discount rate, in %		0	28	9
			Prepayment rate, in %		0	20	12
			Default rate, in %		0	21	1
			Loss severity, in %		0	35	3
of which CDO	1,421
of which	89	Vendor price	Price, in %		0	100	95
of which	286	Discounted cash flow	Discount rate, in %		3	23	7
			Prepayment rate, in %		0	20	17
			Default rate, in %		0	7	2
			Loss severity, in %		3	100	35
of which	837	Market comparable	Price, in %		93	196	191
Equity	1,566
of which	765	Market comparable	EBITDA multiple		3	13	9
			Price, in %		1	163	51
of which	26	Discounted cash flow	Capitalization rate, in %		7	7	7
			Discount rate, in %		15	15	15
1
Cash instruments are generally presented on a weighted average basis, while certain derivative instruments either contain a combination of weighted averages and arithmetic means of the related inputs or are presented on an arithmetic mean basis.

2 Estimate of the probability of corporate bonds being called by the issuer at its option over the remaining life of the financial instrument.

Quantitative information about level 3 assets at fair value (continued)
end of 4Q14	Fair value	Valuation technique		Unobservable input		Minimum value		Maximum value		Weighted average	[1]
CHF million, except where indicated
Derivatives	6,823
of which interest rate products	1,803	Option model		Correlation, in %		9		100		76
				Prepayment rate, in %		0		33		24
				Volatility skew, in %		(9)		3		(1)
				Mean reversion, in %	[2]	5		10		10
				Credit spread, in bp		229		1,218		1,046
of which equity/index-related products	1,063	Option model		Correlation, in %		(88)		97		8
				Volatility, in %		0		276		27
of which credit derivatives	2,569	Discounted cash flow		Credit spread, in bp		1		6,087		614
				Recovery rate, in %		0		75		20
				Discount rate, in %		1		38		18
				Default rate, in %		1		43		7
				Loss severity, in %		10		100		65
				Correlation, in %		46		97		83
				Prepayment rate, in %		0		9		4
				Funding spread, in bp		51		106		80
Other	4,326
of which	3,493	Market comparable		Price, in %		0		104		50
of which	770	Discounted cash flow		Market implied life expectancy, in years		3		20		9
Trading assets	17,180
Investment securities	3	–		–		–		–		–
Private equity	1,286	–	[3]	–	[3]	–	[3]	–	[3]	–	[3]
Hedge funds	314	–	[3]	–	[3]	–	[3]	–	[3]	–	[3]
Other equity investments	1,849
of which private	1,850
of which	337	Discounted cash flow		Contingent probability, in %		69		69		69
of which	1,051	–	[3]	–	[3]	–	[3]	–	[3]	–	[3]
Life finance instruments	1,834	Discounted cash flow		Market implied life expectancy, in years		2		21		8
Other investments	5,283
Loans	9,353
of which commercial and industrial loans	5,853
of which	5,011	Discounted cash flow		Credit spread, in bp		34		2,528		462
				Recovery rate, in %		0		100		68
of which	650	Market comparable		Price, in %		0		100		82
of which financial institutions	1,494	Discounted cash flow		Credit spread, in bp		60		813		304
Other intangible assets (mortgage servicing rights)	70	–		–		–		–		–
Other assets	7,468
of which loans held-for-sale	6,851
of which	2,654	Vendor price		Price, in %		0		109		99
of which	1,321	Discounted cash flow		Credit spread, in bp		146		2,047		334
				Recovery rate, in %		1		39		30
of which	2,430	Market comparable		Price, in %		0		100		67
Total level 3 assets at fair value	39,434
1
Cash instruments are generally presented on a weighted average basis, while certain derivative instruments either contain a combination of weighted averages and arithmetic means of the related inputs or are presented on an arithmetic mean basis.

2 Management's best estimate of the speed at which interest rates will revert to the long-term average.
3 Disclosure not required as balances are carried at unadjusted NAV. Refer to "Fair value measurements of investments in certain entities that calculate NAV per share" for further information.

Quantitative information about level 3 liabilities at fair value
end of 3Q15	Fair value	Valuation technique	Unobservable input		Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Customer deposits	175	–	–		–	–	–
Obligation to return securities received as collateral	4	–	–		–	–	–
Trading liabilities	4,063
of which interest rate derivatives	818	Option model	Basis spread, in bp		(10)	54	29
			Correlation, in %		14	100	82
			Mean reversion, in %	[2]	5	10	10
			Prepayment rate, in %		0	32	8
			Gap risk, in %	[3]	20	20	20
of which foreign exchange derivatives	383	Option model	Correlation, in %		(10)	70	53
			Prepayment rate, in %		23	32	28
of which equity/index-related derivatives	1,244
of which	1,061	Option model	Correlation, in %		(88)	96	16
			Volatility, in %		1	227	29
			Buyback probability, in %	[4]	50	100	62
of which	10	Market comparable	Price, in %		105	105	105
of which credit derivatives	1,022	Discounted cash flow	Credit spread, in bp		2	10,008	838
			Discount rate, in %		5	48	18
			Default rate, in %		1	33	5
			Recovery rate, in %		15	75	34
			Loss severity, in %		15	100	67
			Correlation, in %		14	95	48
			Funding spread, in bp		51	120	68
			Prepayment rate, in %		0	13	5
Short-term borrowings	301	–	–		–	–	–
Long-term debt	14,368
of which structured notes over two years	9,928
of which	8,373	Option model	Correlation, in %		(88)	99	16
			Volatility, in %		2	227	32
			Buyback probability, in %	[4]	50	100	62
			Gap risk, in %	[3]	0	3	1
of which	528	Discounted cash flow	Credit spread, in bp		182	196	183
of which non-recourse liabilities	2,767
of which	2,703	Vendor price	Price, in %		0	102	98
of which	4	Market comparable	Price, in %		0	87	5
Other liabilities	2,178
of which failed sales	501
of which	395	Market comparable	Price, in %		0	100	89
of which	99	Discounted cash flow	Credit spread, in bp		515	2,908	2,355
			Discount rate, in %		10	32	21
			Recovery rate, in %		38	38	38
Total level 3 liabilities at fair value	21,089
1
Cash instruments are generally presented on a weighted average basis, while certain derivative instruments either contain a combination of weighted averages and arithmetic means of the related inputs or are presented on an arithmetic mean basis.

2 Management's best estimate of the speed at which interest rates will revert to the long-term average.
3 Risk of unexpected large declines in the underlying values occuring between collateral settlement dates.
4 Estimate of the probability of structured notes being put back to the Group at the option of the investor over the remaining life of the financial instruments.

Quantitative information about level 3 liabilities at fair value (continued)
end of 4Q14	Fair value	Valuation technique	Unobservable input		Minimum value	Maximum value	Weighted average	[1]
CHF million, except where indicated
Customer deposits	100	–	–		–	–	–
Trading liabilities	6,417
of which interest rate derivatives	1,202	Option model	Basis spread, in bp		(11)	85	44
			Correlation, in %		9	100	78
			Mean reversion, in %	[2]	5	10	9
			Prepayment rate, in %		0	33	21
			Gap risk, in %	[3]	20	20	20
of which foreign exchange derivatives	560	Option model	Correlation, in %		(10)	70	50
			Prepayment rate, in %		22	33	28
of which equity/index-related derivatives	1,466	Option model	Correlation, in %		(88)	97	17
			Skew, in %		44	260	110
			Volatility, in %		1	276	27
			Buyback probability, in %	[4]	50	100	68
of which credit derivatives	2,760	Discounted cash flow	Credit spread, in bp		1	6,087	508
			Discount rate, in %		2	34	17
			Default rate, in %		1	43	7
			Recovery rate, in %		0	75	28
			Loss severity, in %		10	100	65
			Correlation, in %		9	94	57
			Funding spread, in bp		51	82	64
			Prepayment rate, in %		0	12	4
Short-term borrowings	95	–	–		–	–	–
Long-term debt	14,608
of which structured notes over two years	10,267
of which	8,002	Option model	Correlation, in %		(88)	99	18
			Volatility, in %		4	276	30
			Buyback probability, in %	[4]	50	100	68
			Gap risk, in %	[3]	0	3	0
of which	515	Discounted cash flow	Credit spread, in bp		228	597	455
of which non-recourse liabilities	2,952
of which	2,766	Vendor price	Price, in %		0	109	99
of which	90	Market comparable	Price, in %		0	100	7
Other liabilities	3,363
of which failed sales	616
of which	450	Market comparable	Price, in %		0	103	63
of which	124	Discounted cash flow	Credit spread, in bp		852	1,286	912
			Recovery rate, in %		39	39	39
Total level 3 liabilities at fair value	24,583
1
Cash instruments are generally presented on a weighted average basis, while certain derivative instruments either contain a combination of weighted averages and arithmetic means of the related inputs or are presented on an arithmetic mean basis.

2 Management's best estimate of the speed at which interest rates will revert to the long-term average.
3 Risk of unexpected large declines in the underlying values occuring between collateral settlement dates.
4 Estimate of the probability of structured notes being put back to the Group at the option of the investor over the remaining life of the financial instruments.

Qualitative discussion of the ranges of significant unobservable inputs
The following sections provide further information about the ranges of significant unobservable inputs included in the tables above. The level of aggregation and diversity within the financial instruments disclosed in the tables above result in certain ranges of significant inputs being wide and unevenly distributed across asset and liability categories.
Discount rate
The discount rate is the rate of interest used to calculate the present value of the expected cash flows of a financial instrument. There are multiple factors that will impact the discount rate for any given financial instrument including the coupon on the instrument, the term and the underlying risk of the expected cash flows. Two instruments of similar term and expected cash flows may have significantly different discount rates because the coupons on the instruments are different.
Default rate and loss severity
For financial instruments backed by residential real estate or other assets, diversity in the portfolio is reflected in a wide range for loss severity due to varying levels of default. The lower end of the range represents high performing or government guaranteed collateral with a low probability of default or guaranteed timely payment of principal and interest, while the higher end of the range relates collateral with a greater risk of default.
Credit spread and recovery rate
For financial instruments where credit spread is the significant unobservable input, the wide range represents positions with varying levels of risk. The lower end of the credit spread range typically represents shorter-dated instruments and/or those with better perceived credit risk. The higher end of the range typically comprises longer-dated financial instruments or those referencing non-performing, distressed or impaired reference credits. Similarly, the spread between the reference credit and an index can vary significantly based on the risk of the instrument. The spread will be positive for instruments that have a higher risk of default than the index (which is based on a weighted average of its components) and negative for instruments that have a lower risk of default than the index.
Similarly, recovery rates can vary significantly depending upon the specific assets and terms of each transaction. Transactions with higher seniority or more valuable collateral will have higher recovery rates, while those transactions which are more subordinated or with less valuable collateral will have lower recovery rates.
Correlation
There are many different types of correlation inputs, including credit correlation, cross-asset correlation (such as equity-interest rate correlation), and same-asset correlation (such as interest rate-interest rate correlation). Correlation inputs are generally used to value hybrid and exotic instruments. Generally, same-asset correlation inputs have a narrower range than cross-asset correlation inputs. However, due to the complex and unique nature of these instruments, the ranges for correlation inputs can vary widely across portfolios.
Prepayment rate
Prepayment rates may vary from collateral pool to collateral pool, and are driven by a variety of collateral-specific factors, including the type and location of the underlying borrower, the remaining tenor of the obligation and the level and type (e.g., fixed or floating) of interest rate being paid by the borrower.
Volatility and skew
Volatility and skew are impacted by the underlying risk, term and strike price of the derivative. In the case of interest rate derivatives, volatility rates may vary significantly between different underlying currencies and expiration dates on the options. Similarly, equity derivatives’ volatility may vary greatly depending upon the underlying reference name on the derivative.
Market implied life expectancy
Market implied life expectancy is the primary significant unobservable input on such products as life settlement, premium finance and SPIA, and represents the estimated mortality rate for the underlying insured for each contract. This estimate may vary depending upon multiple factors including the age and specific health characteristics of the insured.
Price
Bond equivalent price is a primary significant unobservable input for multiple products. Where market prices are not available for an instrument, benchmarking may be utilized to identify comparable issues (same industry and similar product mixes) while adjustments are considered for differences in deal terms and performance.
Buyback probability
Buyback probability is the primary significant unobservable input for fund-linked certificates where a historical analysis of buyback rates provides a floor value with the market assumed to price an uncertainty premium into the mark. The default level is 50% with 100% used in cases where the deal is large, concentrated with one counterparty or where other factors indicate enhanced buyback risk.
Gap risk
Gap risk is the primary significant unobservable input for fund-linked Constant Proportion Portfolio Insurance products and represents the idea that prices will change from one level to another with no trading in between. Pricing sources are considered as a reference floor only because most of the contributors are no longer active in the market.
Mean reversion
Mean reversion is the primary significant unobservable input for callable constant maturity swap (CMS) spread exotics and represents the idea that prices and returns eventually move back towards the historical average.
Funding spread
Funding spread is the primary significant unobservable input for special purpose vehicle funding facilities. Synthetic funding curves which represent the assets pledged as collateral are used to value structured financing transactions. The curves provide an estimate of where secured funding can be sourced and are expressed as a basis point spread in relation to the referenced benchmark rate.
General collateral rate
General collateral rate is the primary significant unobservable input for repurchase/resale transactions involving emerging markets bonds.
Capitalization rate
Capitalization rate is the primary significant unobservable input for CMBS loans and is used to estimate the potential return on investment. This is done by dividing the yearly income by the total value of the property.
Basis spread
Basis spread is the primary significant unobservable input for non-callable constant maturity treasury-CMS products and is used to determine interest rate risk as a result of differing lending and borrowing rates.
EBITDA multiple
EBITDA multiple is a primary significant unobservable input for some equity deals which are benchmarked using industry comparables. The EBITDA multiple may be preferred over other measures because it is normalized for differences between the accounting policies of similar companies.
Fair value measurements of investments in certain entities that calculate NAV per share
Investments in funds held in trading assets and liabilities primarily include positions held in equity funds of funds as an economic hedge for structured notes and derivatives issued to clients that reference the same underlying risk and liquidity terms of the fund. A majority of these funds have limitations imposed on the amount of withdrawals from the fund during the redemption period due to illiquidity of the investments. In other instances, the withdrawal amounts may vary depending on the redemption notice period and are usually larger for the longer redemption notice periods. In addition, penalties may apply if redemption is within a certain time period from initial investment.
Investment in funds held in other investments principally involves private securities and, to a lesser extent, publicly traded securities and fund of funds. Several of these investments have redemption restrictions subject to the discretion of the Board of Directors of the fund and/or redemption is permitted without restriction, but is limited to a certain percentage of total assets or only after a certain date.
Furthermore, for those investments held in both trading assets and other investments that are nonredeemable, the underlying assets of such funds are expected to be liquidated over the life of the fund, which are generally up to 10 years.
The following table pertains to investments in certain entities that calculate NAV per share or its equivalent, primarily private equity and hedge funds. These investments do not have a readily determinable fair value and are measured at fair value using NAV.

Fair value, unfunded commitments and term of redemption conditions
end of	3Q15							4Q14
	Non- redeemable		Redeemable		Total fair value	Unfunded commit- ments		Non- redeemable		Redeemable		Total fair value	Unfunded commit- ments
Fair value and unfunded commitments (CHF million)
Debt funds	3		32		35	0		7		106		113	0
Equity funds	82		1,559	[1]	1,641	0		102		1,842	[2]	1,944	0
Equity funds sold short	0		(13)		(13)	0		0		(42)		(42)	0
Total funds held in trading assets and liabilities	85		1,578		1,663	0		109		1,906		2,015	0
Debt funds	189		64		253	1		296		187		483	1
Equity funds	1		0		1	0		0		0		0	0
Others	0		37		37	0		0		50		50	0
Hedge funds	190		101	[3]	291	1		296		237	[4]	533	1
Debt funds	14		0		14	18		17		0		17	15
Equity funds	448		0		448	113		585		0		585	123
Real estate funds	281		0		281	111		302		0		302	98
Others	328		0		328	141		382		0		382	158
Private equities	1,071		0		1,071	383		1,286		0		1,286	394
Equity method investments	353		51		404	0		378		43		421	0
Total funds held in other investments	1,614		152		1,766	384		1,960		280		2,240	395
Total fair value	1,699	[5]	1,730	[6]	3,429	384	[7]	2,069	[5]	2,186	[6]	4,255	395	[7]
1
41% of the redeemable fair value amount of equity funds is redeemable on demand with a notice period primarily of less than 30 days, 32% is redeemable on an annual basis with a notice period of more than 60 days, 22% is redeemable on a monthly basis with a notice period primarily of less than 30 days, and 5% is redeemable on a quarterly basis with a notice period primarily of more than 45 days.

2
42% of the redeemable fair value amount of equity funds is redeemable on demand with a notice period primarily of less than 30 days, 28% is redeemable on an annual basis with a notice period of more than 60 days, 16% is redeemable on a monthly basis with a notice period primarily of less than 30 days, and 14% is redeemable on a quarterly basis with a notice period primarily of more than 45 days.

3
86% of the redeemable fair value amount of hedge funds is redeemable on a quarterly basis with a notice period primarily of more than 60 days, 5% is redeemable on demand with a notice period of less than 30 days, 5% is redeemable on an annual basis with a notice period of more than 60 days, and 4% is redeemable on a monthly basis with a notice period of more than 30 days.

4
87% of the redeemable fair value amount of hedge funds is redeemable on a quarterly basis with a notice period primarily of more than 60 days, and 11% is redeemable on an annual basis with a notice period of more than 60 days.

5 Includes CHF 483 million and CHF 612 million attributable to noncontrolling interests in 3Q15 and 4Q14, respectively.
6 Includes CHF 25 million and CHF 138 million attributable to noncontrolling interests in 3Q15 and 4Q14, respectively.
7 Includes CHF 149 million and CHF 185 million attributable to noncontrolling interests in 3Q15 and 4Q14, respectively.
Nonrecurring fair value changes
Certain assets and liabilities are measured at fair value on a nonrecurring basis; that is, they are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances, for example, when there is evidence of impairment. The Group typically uses nonfinancial assets measured at fair value on a recurring or nonrecurring basis in a manner that reflects their highest and best use.
Nonrecurring fair value changes
end of	3Q15	4Q14
Assets held-for-sale recorded at fair value on a nonrecurring basis (CHF billion)
Assets held-for-sale recorded at fair value on a nonrecurring basis	0.0	1.4
of which level 2	0.0	1.2
of which level 3	0.0	0.2

Fair value option
The Group has availed itself of the simplification in accounting offered under the fair value option, primarily in Investment Banking and Private Banking & Wealth Management’s Asset Management business. This has been accomplished generally by electing the fair value option, both at initial adoption and for subsequent transactions, on items impacted by the hedge accounting requirements of US GAAP. That is, for instruments for which there was an inability to achieve hedge accounting and for which the Group is economically hedged, the Group has elected the fair value option. Similarly, where the Group manages an activity on a fair value basis but previously has been unable to achieve fair value accounting, the Group has utilized the fair value option to align its risk management reporting to its financial accounting.
> Refer to “Note 34 – Financial instruments” in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2014 for further information on the Group’s election of the fair value option for certain of its financial statement captions.
Difference between the aggregate fair value and the aggregate unpaid principal balances of loans and financial instruments
end of	3Q15			4Q14
	Aggregate fair value	Aggregate unpaid principal	Difference	Aggregate fair value	Aggregate unpaid principal	Difference
Loans (CHF million)
Non-interest-earning loans	1,752	5,038	(3,286)	1,147	3,816	(2,669)
Financial instruments (CHF million)
Interest-bearing deposits with banks	2	2	0	0	0	0
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	81,249	81,036	213	104,283	104,027	256
Loans	20,018	21,365	(1,347)	22,913	23,782	(869)
Other assets [1]	22,739	28,896	(6,157)	26,088	33,091	(7,003)
Due to banks and customer deposits	(761)	(714)	(47)	(914)	(873)	(41)
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(35,419)	(35,427)	8	(54,732)	(54,661)	(71)
Short-term borrowings	(3,683)	(4,093)	410	(3,861)	(3,918)	57
Long-term debt	(76,858)	(81,961)	5,103	(81,166)	(81,322)	156
Other liabilities	(1,179)	(2,784)	1,605	(1,268)	(2,767)	1,499
1 Primarily loans held-for-sale.

Gains and losses on financial instruments
in	9M15		9M14
	Net gains/ (losses)		Net gains/ (losses)
Financial instruments (CHF million)
Interest-bearing deposits with banks	1	[1]	7	[1]
of which related to credit risk	(1)		(2)
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	984	[1]	687	[1]
Other investments	109	[2]	239	[3]
of which related to credit risk	(2)		3
Loans	176	[1]	432	[1]
of which related to credit risk	(234)		28
Other assets	345	[1]	1,210	[1]
of which related to credit risk	(251)		438
Due to banks and customer deposits	51	[2]	(51)	[2]
of which related to credit risk	21		(14)
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	35	[2]	128	[2]
Short-term borrowings	506	[2]	(81)	[2]
of which related to credit risk [4]	(8)		0
Long-term debt	5,362	[2]	(267)	[1]
of which related to credit risk [4]	847		256
Other liabilities	262	[3]	(151)	[2]
of which related to credit risk	31		(147)
1 Primarily recognized in net interest income.
2 Primarily recognized in trading revenues.
3 Primarily recognized in other revenues.
4
Changes in fair value related to credit risk are due to the change in the Group's own credit spreads. Other changes in fair value are attributable to changes in foreign currency exchange rates and interest rates, as well as movements in the reference price or index for structured notes. Changes in fair value on Credit Suisse vanilla debt and on debit valuation adjustments on structured notes related to credit risk were CHF 189 million and CHF 671 million in 9M15, respectively, and CHF 131 million and CHF 97 million in 9M14, respectively.

Financial instruments not carried at fair value
The following table provides the carrying value and fair value of financial instruments which are not carried at fair value in the consolidated balance sheet. The disclosure excludes all non-financial instruments such as lease transactions, real estate, premises and equipment, equity method investments and pension and benefit obligations.
Carrying value and fair value of financial instruments not carried at fair value
	Carrying value	Fair value
end of		Level 1	Level 2	Level 3	Total
3Q15 (CHF million)
Financial assets
Central banks funds sold, securities purchased under resale agreements and securities borrowing transactions	50,857	0	50,857	0	50,857
Loans	250,902	0	253,066	6,337	259,403
Other financial assets [1]	163,852	94,962	67,862	1,388	164,212
Financial liabilities
Due to banks and deposits	381,708	209,166	172,542	0	381,708
Central banks funds purchased, securities sold under repurchase agreements and securities lending transactions	15,894	0	15,894	0	15,894
Short-term borrowings	10,325	0	10,326	0	10,326
Long-term debt	113,267	0	113,649	1,008	114,657
Other financial liabilities [2]	65,468	0	64,870	602	65,472
4Q14 (CHF million)
Financial assets
Central banks funds sold, securities purchased under resale agreements and securities borrowing transactions	58,925	0	58,925	0	58,925
Loans	245,866	0	248,969	3,678	252,647
Other financial assets [1]	148,473	80,520	66,714	1,579	148,813
Financial liabilities
Due to banks and deposits	390,984	217,482	173,501	0	390,983
Central banks funds purchased, securities sold under repurchase agreements and securities lending transactions	15,387	0	15,387	0	15,387
Short-term borrowings	22,061	0	22,064	0	22,064
Long-term debt	96,732	0	97,105	1,201	98,306
Other financial liabilities [2]	85,066	15	84,336	586	84,937
1
Primarily includes cash and due from banks, interest-bearing deposits with banks, brokerage receivables, loans held-for-sale, cash collateral on derivative instruments, interest and fee receivables and non-marketable equity securities.

2 Primarily includes brokerage payables, cash collateral on derivative instruments and interest and fee payables.

28 Assets pledged and collateral
The Group pledges assets mainly for repurchase agreements and other securities financing. Certain pledged assets may be encumbered, meaning they have the right to be sold or repledged. The encumbered assets are disclosed on the consolidated balance sheet.
Assets pledged
end of	3Q15	4Q14
Assets pledged (CHF million)
Total assets pledged or assigned as collateral	140,030	153,982
of which encumbered	89,734	103,245
Collateral
The Group receives cash and securities in connection with resale agreements, securities borrowing and loans, derivative transactions and margined broker loans. A substantial portion of the collateral and securities received by the Group was sold or repledged in connection with repurchase agreements, securities sold not yet purchased, securities borrowings and loans, pledges to clearing organizations, segregation requirements under securities laws and regulations, derivative transactions and bank loans.
Collateral
end of	3Q15	4Q14
Collateral (CHF million)
Fair value of collateral received with the right to sell or repledge	433,451	444,852
of which sold or repledged	330,618	336,228
29 Litigation
The Group is involved in a number of judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of its businesses. The Group’s material proceedings, related provisions and estimate of the aggregate range of reasonably possible losses that are not covered by existing provisions are described in Note 38 – Litigation in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2014 and updated in subsequent quarterly reports (including those discussed below). Some of these proceedings have been brought on behalf of various classes of claimants and seek damages of material and/or indeterminate amounts.
The Group accrues loss contingency litigation provisions and takes a charge to income in connection with certain proceedings when losses, additional losses or ranges of loss are probable and reasonably estimable. The Group also accrues litigation provisions for the estimated fees and expenses of external lawyers and other service providers in relation to such proceedings, including in cases for which it has not accrued a loss contingency provision. The Group accrues these fee and expense litigation provisions and takes a charge to income in connection therewith when such fees and expenses are probable and reasonably estimable. The Group reviews its legal proceedings each quarter to determine the adequacy of its litigation provisions and may increase or release provisions based on management’s judgment and the advice of counsel. The establishment of additional provisions or releases of litigation provisions may be necessary in the future as developments in such proceedings warrant.
The specific matters described include (a) proceedings where the Group has accrued a loss contingency provision, given that it is probable that a loss may be incurred and such loss is reasonably estimable; and (b) proceedings where the Group has not accrued such a loss contingency provision for various reasons, including, but not limited to, the fact that any related losses are not reasonably estimable. The description of certain of the matters includes a statement that the Group has established a loss contingency provision and discloses the amount of such provision; for the other matters no such statement is made. With respect to the matters for which no such statement is made, either (a) the Group has not established a loss contingency provision, in which case the matter is treated as a contingent liability under the applicable accounting standard, or (b) the Group has established such a provision but believes that disclosure of that fact would violate confidentiality obligations to which the Group is subject or otherwise compromise attorney-client privilege, work product protection or other protections against disclosure or compromise the Group’s management of the matter. The future outflow of funds in respect of any matter for which the Group has accrued loss contingency provisions cannot be determined with certainty based on currently available information, and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that is reflected on the Group’s balance sheet.
It is inherently difficult to determine whether a loss is probable or even reasonably possible or to estimate the amount of any loss or loss range for many of the Group’s legal proceedings. Estimates, by their nature, are based on judgment and currently available information and involve a variety of factors, including, but not limited to, the type and nature of the proceeding, the progress of the matter, the advice of counsel, the Group’s defenses and its experience in similar matters, as well as its assessment of matters, including settlements, involving other defendants in similar or related cases or proceedings.

Factual and legal determinations, many of which are complex, must be made before a loss, additional losses or ranges of loss can be reasonably estimated for any proceeding.
Most matters pending against the Group seek damages of an indeterminate amount. While certain matters specify the damages claimed, such claimed amount may not represent the Group’s reasonably possible losses. For certain of the proceedings discussed the Group has disclosed the amount of damages claimed and certain other quantifiable information that is publicly available.
The Group’s aggregate litigation provisions include estimates of losses, additional losses or ranges of loss for proceedings for which such losses are probable and can be reasonably estimated. The Group does not believe that it can estimate an aggregate range of reasonably possible losses for certain of its proceedings because of their complexity, the novelty of some of the claims, the early stage of the proceedings, the limited amount of discovery that has occurred and/or other factors. The Group’s estimate of the aggregate range of reasonably possible losses that are not covered by existing provisions for the proceedings discussed in Note 38 referenced above and updated in quarterly reports (including below) for which the Group believes an estimate is possible is zero to CHF 1.9 billion.
In 3Q15, the Group recorded net litigation provisions of CHF 280 million. After taking into account its litigation provisions, the Group believes, based on currently available information and advice of counsel, that the results of its legal proceedings, in the aggregate, will not have a material adverse effect on the Group’s financial condition. However, in light of the inherent uncertainties of such proceedings, including those brought by regulators or other governmental authorities, the ultimate cost to the Group of resolving such proceedings may exceed current litigation provisions and any excess may be material to its operating results for any particular period, depending, in part, upon the operating results for such period.
Mortgage-related matters
The amounts disclosed below do not reflect actual realized plaintiff losses to date or anticipated future litigation exposure. Rather, unless otherwise stated, these amounts reflect the original unpaid principal balance amounts as alleged in these actions and do not include any reduction in principal amounts since issuance.
Individual investor actions
On August 17, 2015, a stipulation of discontinuance with prejudice was filed with the Supreme Court for the State of New York, New York County (SCNY), discontinuing the action brought by Commerzbank AG London Branch against Credit Suisse Securities (USA) LLC (CSS LLC) and its affiliates, in which claims against CSS LLC and its affiliates relate to approximately USD 121 million of RMBS at issue (approximately 6% of the USD 1.9 billion at issue against all defendants in the operative pleading).
On October 9 and 15, 2015, following a settlement, the California state court presiding in the action brought by the Charles Schwab Corporation dismissed with prejudice all claims against CSS LLC and its affiliates relating to USD 100 million of the RMBS at issue against CSS LLC and its affiliates, and dismissed without prejudice the remaining claim against CSS LLC relating to USD 25 million of the RMBS at issue against CSS LLC. Thus, the entire action is dismissed.
Repurchase litigations
On September 17, 2015, Asset Backed Securities Corporation Home Equity Loan Trust, Series 2006-HE7, re-filed an action against DLJ Mortgage Capital, Inc. (DLJ) and another defendant in the SCNY alleging that DLJ and the other defendant breached representations and warranties in respect of certain mortgage loans and failed to repurchase such mortgage loans as required under the applicable agreements. The plaintiff alleges damages of not less than USD 341 million. The plaintiff and DLJ have appealed the plaintiff’s prior action, which was dismissed without prejudice on March 24, 2015. In addition, on May 13, 2015, Asset Backed Securities Corporation Home Equity Loan Trust Series AMQ 2007-HE2 and DLJ appealed the April 8, 2015 dismissal without prejudice of the action brought by Asset Backed Securities Corporation Home Equity Loan Trust Series AMQ 2007-HE2, in which no damages amount had been alleged in the complaint. On September 18, 2015, the plaintiff and DLJ filed a stipulation withdrawing the appeal with the SCNY.
Bank loan litigation
In the Texas state court case brought by an entity related to Highland Capital Management LP, the judge issued a USD 287 million verdict for the plaintiff on September 4, 2015. The Bank has taken the initial steps to challenge the verdict.
Rates-related matters
On August 4, 2015, the US District Court for the Southern District of New York (SDNY) in the US Dollar LIBOR multi-district litigation ruled on certain of defendants’ pending motions to dismiss and dismissed certain of plaintiffs' claims, including claims under the Racketeer Influenced and Corrupt Organizations Act and the Sherman Antitrust Act, while allowing certain Commodity Exchange Act claims, fraud, breach of contract, and unjust enrichment claims to survive. In one of the two US Dollar LIBOR matters not consolidated in the multi-district litigation, plaintiffs agreed to dismiss all claims and the matter has been concluded. On August 18, 2015, defendants in the Swiss franc LIBOR litigation filed motions to dismiss. Regarding the putative civil class action lawsuits in the SDNY relating to the alleged manipulation of foreign exchange rates, in July 2015, plaintiffs filed a second consolidated amended complaint, adding additional defendants and asserting additional claims on behalf of a second putative class of exchange investors. In August 2015, the court consolidated all FX-related actions pending in the SDNY, except one putative class action alleging violations of the US Employee Retirement Income Security Act based on the same alleged conduct. The Group and several affiliates, with other financial institutions, have also been named in two Canadian putative class actions, which make similar allegations.
CSS LLC, along with over 20 other primary dealers of US treasury securities, has been named in a number of putative civil class action complaints in the US relating to the US treasury markets. These complaints generally allege that defendants colluded to manipulate US treasury auctions, as well as the pricing of US treasury securities in the when-issued market, with impacts upon related futures and options. A motion to consolidate these actions into a multi-district litigation in the SDNY is pending.
CDS-related matters
On September 30, 2015, Credit Suisse and the other defendants executed agreements with the putative class action plaintiffs to settle the consolidated civil multi-district litigation in the SDNY alleging violations of antitrust law related to CDS. These agreements are subject to final court approval.
Customer account matters
A few clients have claimed that a former relationship manager in Switzerland had exceeded his investment authority in the management of their portfolios, resulting in excessive concentrations of certain exposures and investment losses. Credit Suisse AG is investigating the claims, as well as transactions among the clients. No formal proceedings have been initiated at this time.
FIFA-related matters
In connection with investigations by US and Swiss government authorities into the involvement of financial institutions in the alleged bribery and corruption surrounding the Fédération Internationale de Football Association (FIFA), Credit Suisse has received inquiries from these authorities regarding its banking relationships with certain individuals and entities associated with FIFA, including but not limited to certain persons and entities named and/or described in the May 20, 2015 indictment filed in United States v. Webb (E.D.N.Y. 15 CR 0252 (RJD)(RML)). The US and Swiss authorities are investigating whether multiple financial institutions, including Credit Suisse, permitted the processing of suspicious or otherwise improper transactions, or failed to observe anti-money laundering laws and regulations, with respect to the accounts of certain persons and entities associated with FIFA. Credit Suisse is cooperating with the authorities on this matter.
30 Subsidiary guarantee information
Certain wholly-owned finance subsidiaries of the Group, including Credit Suisse Group (Guernsey) I Limited and Credit Suisse Group (Guernsey) III Limited, each of which is a Guernsey incorporated non-cellular company limited by shares, may issue contingent convertible securities fully and unconditionally guaranteed by the Group. There are various legal and regulatory requirements, including the satisfaction of a solvency test under Guernsey law, applicable to some of the Group’s subsidiaries that limit their ability to pay dividends or distributions and make loans and advances to the Group.
On March 26, 2007, the Group and the Bank issued full, unconditional and several guarantees of Credit Suisse (USA), Inc.’s outstanding SEC-registered debt securities. In accordance with the guarantees, if Credit Suisse (USA), Inc. fails to make any timely payment under the agreements governing such debt securities, the holders of the debt securities may demand payment from either the Group or the Bank, without first proceeding against Credit Suisse (USA), Inc. The guarantee from the Group is subordinated to senior liabilities. Credit Suisse (USA), Inc. is an indirect, wholly owned subsidiary of the Group.
In 4Q14, as part of an announced program to evolve the Group’s legal entity structure to meet developing and future regulatory requirements and Fed regulation on establishing Intermediate Holding Companies in the US for non-US banks, several existing legal entities were re-parented as subsidiaries of Credit Suisse (USA), Inc. In the tables below, prior periods have been restated to conform to the current presentation to reflect the impact of these transactions.

Condensed consolidating statements of operations
in 3Q15	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company		Other Group subsidiaries	[1]	Credit Suisse Group
Condensed consolidating statements of operations (CHF million)
Interest and dividend income	1,755	2,548		4,303	69		50		4,422
Interest expense	(1,066)	(1,287)		(2,353)	(83)		98		(2,338)
Net interest income	689	1,261		1,950	(14)		148		2,084
Commissions and fees	986	1,853		2,839	5		48		2,892
Trading revenues	(554)	1,298		744	50		7		801
Other revenues	249	(29)		220	725	[2]	(737)		208
Net revenues	1,370	4,383		5,753	766		(534)		5,985
Provision for credit losses	1	96		97	0		13		110
Compensation and benefits	822	1,704		2,526	13		(32)		2,507
General and administrative expenses	507	1,604		2,111	(26)		15		2,100
Commission expenses	73	342		415	0		1		416
Total other operating expenses	580	1,946		2,526	(26)		16		2,516
Total operating expenses	1,402	3,650		5,052	(13)		(16)		5,023
Income/(loss) from continuing operations before taxes	(33)	637		604	779		(531)		852
Income tax expense/(benefit)	(65)	111		46	0		37		83
Net income/(loss)	32	526		558	779		(568)		769
Net income/(loss) attributable to noncontrolling interests	(18)	1		(17)	0		7		(10)
Net income/(loss) attributable to shareholders	50	525		575	779		(575)		779
1 Includes eliminations and consolidation adjustments.
2 Primarily consists of revenues from investments in Group companies accounted for under the equity method.
Condensed consolidating statements of comprehensive income
in 3Q15	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Other Group subsidiaries	[1]	Credit Suisse Group
Comprehensive income (CHF million)
Net income/(loss)	32	526		558	779	(568)		769
Gains/(losses) on cash flow hedges	0	24		24	(2)	0		22
Foreign currency translation	888	233		1,121	0	0		1,121
Actuarial gains/(losses)	(2)	10		8	0	64		72
Net prior service credit/(cost)	(3)	0		(3)	0	(17)		(20)
Other comprehensive income/(loss), net of tax	883	267		1,150	(2)	47		1,195
Comprehensive income/(loss)	915	793		1,708	777	(521)		1,964
Comprehensive income/(loss) attributable to noncontrolling interests	22	17		39	0	(23)		16
Comprehensive income/(loss) attributable to shareholders	893	776		1,669	777	(498)		1,948
1 Includes eliminations and consolidation adjustments.

Condensed consolidating statements of operations (continued)
in 3Q14	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company		Other Group subsidiaries	[1]	Credit Suisse Group
Condensed consolidating statements of operations (CHF million)
Interest and dividend income	1,616	2,778		4,394	74		52		4,520
Interest expense	(998)	(1,348)		(2,346)	(90)		60		(2,376)
Net interest income	618	1,430		2,048	(16)		112		2,144
Commissions and fees	1,023	2,180		3,203	2		49		3,254
Trading revenues	(228)	1,058		830	67		7		904
Other revenues	288	0		288	957	[2]	(969)		276
Net revenues	1,701	4,668		6,369	1,010		(801)		6,578
Provision for credit losses	0	43		43	0		16		59
Compensation and benefits	856	1,918		2,774	12		(39)		2,747
General and administrative expenses	688	1,369		2,057	(28)		12		2,041
Commission expenses	56	332		388	0		5		393
Total other operating expenses	744	1,701		2,445	(28)		17		2,434
Total operating expenses	1,600	3,619		5,219	(16)		(22)		5,181
Income/(loss) from continuing operations before taxes	101	1,006		1,107	1,026		(795)		1,338
Income tax expense/(benefit)	(4)	338		334	1		31		366
Income/(loss) from continuing operations	105	668		773	1,025		(826)		972
Income from discontinued operations, net of tax	0	106		106	0		0		106
Net income/(loss)	105	774		879	1,025		(826)		1,078
Net income/(loss) attributable to noncontrolling interests	36	23		59	0		(6)		53
Net income/(loss) attributable to shareholders	69	751		820	1,025		(820)		1,025
of which from continuing operations	69	645		714	1,025		(820)		919
of which from discontinued operations	0	106		106	0		0		106
1 Includes eliminations and consolidation adjustments.
2 Primarily consists of revenues from investments in Group companies accounted for under the equity method.
Condensed consolidating statements of comprehensive income (continued)
in 3Q14	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Other Group subsidiaries	[1]	Credit Suisse Group
Comprehensive income (CHF million)
Net income/(loss)	105	774		879	1,025	(826)		1,078
Gains/(losses) on cash flow hedges	0	(14)		(14)	1	(2)		(15)
Foreign currency translation	1,539	186		1,725	(1)	2		1,726
Unrealized gains/(losses) on securities	0	6		6	0	(15)		(9)
Actuarial gains/(losses)	15	7		22	0	26		48
Net prior service credit/(cost)	18	0		18	0	(18)		0
Other comprehensive income/(loss), net of tax	1,572	185		1,757	0	(7)		1,750
Comprehensive income/(loss)	1,677	959		2,636	1,025	(833)		2,828
Comprehensive income/(loss) attributable to noncontrolling interests	129	65		194	0	(63)		131
Comprehensive income/(loss) attributable to shareholders	1,548	894		2,442	1,025	(770)		2,697
1 Includes eliminations and consolidation adjustments.

Condensed consolidating statements of operations (continued)
in 9M15	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company		Other Group subsidiaries	[1]	Credit Suisse Group
Condensed consolidating statements of operations (CHF million)
Interest and dividend income	5,195	9,254		14,449	205		161		14,815
Interest expense	(3,164)	(4,516)		(7,680)	(244)		214		(7,710)
Net interest income	2,031	4,738		6,769	(39)		375		7,105
Commissions and fees	3,005	5,966		8,971	12		147		9,130
Trading revenues	(1,121)	3,763		2,642	47		0		2,689
Other revenues	869	(153)		716	2,830	[2]	(2,883)		663
Net revenues	4,784	14,314		19,098	2,850		(2,361)		19,587
Provision for credit losses	6	149		155	0		36		191
Compensation and benefits	2,750	5,641		8,391	58		(52)		8,397
General and administrative expenses	1,427	4,384		5,811	(93)		48		5,766
Commission expenses	199	1,009		1,208	1		5		1,214
Total other operating expenses	1,626	5,393		7,019	(92)		53		6,980
Total operating expenses	4,376	11,034		15,410	(34)		1		15,377
Income/(loss) from continuing operations before taxes	402	3,131		3,533	2,884		(2,398)		4,019
Income tax expense/(benefit)	(6)	1,064		1,058	0		92		1,150
Net income/(loss)	408	2,067		2,475	2,884		(2,490)		2,869
Net income/(loss) attributable to noncontrolling interests	(23)	5		(18)	0		3		(15)
Net income/(loss) attributable to shareholders	431	2,062		2,493	2,884		(2,493)		2,884
1 Includes eliminations and consolidation adjustments.
2 Primarily consists of revenues from investments in Group companies accounted for under the equity method.
Condensed consolidating statements of comprehensive income (continued)
in 9M15	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Other Group subsidiaries	[1]	Credit Suisse Group
Comprehensive income (CHF million)
Net income/(loss)	408	2,067		2,475	2,884	(2,490)		2,869
Gains/(losses) on cash flow hedges	0	76		76	(15)	0		61
Foreign currency translation	(273)	(1,148)		(1,421)	(1)	(3)		(1,425)
Unrealized gains/(losses) on securities	0	(5)		(5)	0	3		(2)
Actuarial gains/(losses)	16	26		42	0	211		253
Net prior service credit/(cost)	(10)	0		(10)	0	(53)		(63)
Other comprehensive income/(loss), net of tax	(267)	(1,051)		(1,318)	(16)	158		(1,176)
Comprehensive income/(loss)	141	1,016		1,157	2,868	(2,332)		1,693
Comprehensive income/(loss) attributable to noncontrolling interests	(42)	(13)		(55)	0	12		(43)
Comprehensive income/(loss) attributable to shareholders	183	1,029		1,212	2,868	(2,344)		1,736
1 Includes eliminations and consolidation adjustments.

Condensed consolidating statements of operations (continued)
in 9M14	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company		Other Group subsidiaries	[1]	Credit Suisse Group
Condensed consolidating statements of operations (CHF million)
Interest and dividend income	4,567	9,707		14,274	152		229		14,655
Interest expense	(2,784)	(4,872)		(7,656)	(199)		108		(7,747)
Net interest income	1,783	4,835		6,618	(47)		337		6,908
Commissions and fees	3,138	6,588		9,726	4		108		9,838
Trading revenues	497	1,080		1,577	103		59		1,739
Other revenues	1,032	433		1,465	1,091	[2]	(1,171)		1,385
Net revenues	6,450	12,936		19,386	1,151		(667)		19,870
Provision for credit losses	0	66		66	0		45		111
Compensation and benefits	2,705	6,066		8,771	46		(104)		8,713
General and administrative expenses	1,659	5,561		7,220	(80)		32		7,172
Commission expenses	173	955		1,128	0		11		1,139
Total other operating expenses	1,832	6,516		8,348	(80)		43		8,311
Total operating expenses	4,537	12,582		17,119	(34)		(61)		17,024
Income/(loss) from continuing operations before taxes	1,913	288		2,201	1,185		(651)		2,735
Income tax expense	679	450		1,129	1		86		1,216
Income/(loss) from continuing operations	1,234	(162)		1,072	1,184		(737)		1,519
Income from discontinued operations, net of tax	0	112		112	0		0		112
Net income/(loss)	1,234	(50)		1,184	1,184		(737)		1,631
Net income/(loss) attributable to noncontrolling interests	409	43		452	0		(5)		447
Net income/(loss) attributable to shareholders	825	(93)		732	1,184		(732)		1,184
of which from continuing operations	825	(205)		620	1,184		(732)		1,072
of which from discontinued operations	0	112		112	0		0		112
1 Includes eliminations and consolidation adjustments.
2 Primarily consists of revenues from investments in Group companies accounted for under the equity method.
Condensed consolidating statements of comprehensive income (continued)
in 9M14	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Other Group subsidiaries	[1]	Credit Suisse Group
Comprehensive income (CHF million)
Net income/(loss)	1,234	(50)		1,184	1,184	(737)		1,631
Gains/(losses) on cash flow hedges	0	1		1	14	(1)		14
Foreign currency translation	1,457	58		1,515	0	3		1,518
Unrealized gains/(losses) on securities	0	21		21	0	(10)		11
Actuarial gains/(losses)	23	18		41	0	84		125
Net prior service credit/(cost)	18	(1)		17	0	(59)		(42)
Other comprehensive income/(loss), net of tax	1,498	97		1,595	14	17		1,626
Comprehensive income/(loss)	2,732	47		2,779	1,198	(720)		3,257
Comprehensive income/(loss) attributable to noncontrolling interests	481	82		563	0	(60)		503
Comprehensive income/(loss) attributable to shareholders	2,251	(35)		2,216	1,198	(660)		2,754
1 Includes eliminations and consolidation adjustments.

Condensed consolidating balance sheets
end of 3Q15	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Other Group subsidiaries	[1]	Credit Suisse Group
Assets (CHF million)
Cash and due from banks	5,045	87,893		92,938	781	924		94,643
Interest-bearing deposits with banks	69	3,999		4,068	5	(2,986)		1,087
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	114,407	18,085		132,492	0	(386)		132,106
Securities received as collateral	25,040	1,282		26,322	0	0		26,322
Trading assets	63,166	136,881		200,047	0	(255)		199,792
Investment securities	1,139	1,651		2,790	3,875	(3,480)		3,185
Other investments	2,540	4,688		7,228	47,320	(47,105)		7,443
Net loans	15,407	242,496		257,903	139	16,783		274,825
Premises and equipment	842	3,476		4,318	0	201		4,519
Goodwill	722	6,926		7,648	0	878		8,526
Other intangible assets	138	71		209	0	0		209
Brokerage receivables	27,685	20,814		48,499	0	2		48,501
Other assets	23,230	33,684		56,914	353	(5)		57,262
Total assets	279,430	561,946		841,376	52,473	(35,429)		858,420
Liabilities and equity (CHF million)
Due to banks	72	27,701		27,773	2,597	(3,057)		27,313
Customer deposits	0	347,333		347,333	0	11,427		358,760
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	84,784	(33,471)		51,313	0	0		51,313
Obligation to return securities received as collateral	25,040	1,282		26,322	0	0		26,322
Trading liabilities	16,837	45,499		62,336	0	(76)		62,260
Short-term borrowings	23,413	(9,406)		14,007	0	0		14,007
Long-term debt	64,019	120,787		184,806	4,785	535		190,126
Brokerage payables	31,153	8,916		40,069	0	0		40,069
Other liabilities	13,591	29,101		42,692	334	(276)		42,750
Total liabilities	258,909	537,742		796,651	7,716	8,553		812,920
Total shareholders' equity	19,654	23,668		43,322	44,757	(43,322)		44,757
Noncontrolling interests	867	536		1,403	0	(660)		743
Total equity	20,521	24,204		44,725	44,757	(43,982)		45,500

Total liabilities and equity	279,430	561,946		841,376	52,473	(35,429)		858,420
1 Includes eliminations and consolidation adjustments.

Condensed consolidating balance sheets (continued)
end of 4Q14	Credit Suisse (USA), Inc. consolidated	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Other Group subsidiaries	[1]	Credit Suisse Group
Assets (CHF million)
Cash and due from banks	4,572	73,428		78,000	917	432		79,349
Interest-bearing deposits with banks	69	4,035		4,104	0	(2,860)		1,244
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	152,647	10,561		163,208	0	0		163,208
Securities received as collateral	26,754	100		26,854	0	0		26,854
Trading assets	74,980	166,333		241,313	0	(182)		241,131
Investment securities	3	2,376		2,379	3,981	(3,569)		2,791
Other investments	2,826	5,641		8,467	46,392	(46,246)		8,613
Net loans	20,664	235,264		255,928	350	16,273		272,551
Premises and equipment	892	3,549		4,441	0	200		4,641
Goodwill	731	7,035		7,766	0	878		8,644
Other intangible assets	115	134		249	0	0		249
Brokerage receivables	25,009	16,620		41,629	0	0		41,629
Other assets	24,738	45,773		70,511	221	(174)		70,558
Total assets	334,000	570,849		904,849	51,861	(35,248)		921,462
Liabilities and equity (CHF million)
Due to banks	97	26,409		26,506	2,627	(3,124)		26,009
Customer deposits	1	357,568		357,569	0	11,489		369,058
Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	120,817	(50,698)		70,119	0	0		70,119
Obligation to return securities received as collateral	26,754	100		26,854	0	0		26,854
Trading liabilities	13,133	59,534		72,667	0	(12)		72,655
Short-term borrowings	27,440	(1,519)		25,921	0	0		25,921
Long-term debt	67,776	105,171		172,947	4,930	21		177,898
Brokerage payables	44,029	12,948		56,977	0	0		56,977
Other liabilities	13,103	37,545		50,648	345	(23)		50,970
Total liabilities	313,150	547,058		860,208	7,902	8,351		876,461
Total shareholders' equity	19,693	23,202		42,895	43,959	(42,895)		43,959
Noncontrolling interests	1,157	589		1,746	0	(704)		1,042
Total equity	20,850	23,791		44,641	43,959	(43,599)		45,001

Total liabilities and equity	334,000	570,849		904,849	51,861	(35,248)		921,462
1 Includes eliminations and consolidation adjustments.

List of abbreviations
A
ABS	Asset-backed securities
ADS	American Depositary Share
AMF	Asset Management Finance LLC
AOCI	Accumulated other comprehensive income/(loss)
ASC	Accounting Standards Codification
ASU	Accounting Standards Update
B
BCBS	Basel Committee on Banking Supervision
BIS	Bank for International Settlements
bp	Basis point
C
CCA	Contingent Capital Awards
CDO	Collateralized debt obligation
CDS	Credit default swaps
CET1	Common equity tier 1
CFE	Collateralized financing entity
CFIG	Customized Fund Investment Group
CFTC	Commodity Futures Trading Commission
CMBS	Commercial mortgage-backed securities
COO	Chief Operating Officer
CP	Commercial paper
CPR	Constant prepayment rate
CSS LLC	Credit Suisse Securities (USA) LLC
CVA	Credit valuation adjustment
D
DVA	Debit valuation adjustment
E
EBITDA	Earnings before interest, taxes, depreciation and amortization
ECB	European Central Bank
EGM	Extraordinary General Meeting
EMEA	Europe, Middle East and Africa
EU	European Union
F
FASB	Financial Accounting Standards Board
Fed	US Federal Reserve
FIFA	Fédération Internationale de Football Association
FINMA	Swiss Financial Market Supervisory Authority FINMA
FSB	Financial Stability Board
G
G-20	Group of Twenty Finance Ministers and Central Bank Governors
GDP	Gross Domestic Product
GSE	Government-sponsored enterprise
G-SIB	Global Systemically Important Bank
I
IPO	Initial public offering
ISDA	International Swaps and Derivatives Association
ISU	Incentive Share Unit
K
KPI	Key performance indicator
L
LCR	Liquidity coverage ratio
M
M&A	Mergers and acquisitions
N
NAV	Net asset value
NRV	Negative replacement value
NSFR	Net stable funding ratio
O
OTC	Over-the-counter
P
PRV	Positive replacement value
PSA	Prepayment speed assumption
Q
QoQ	Quarter on quarter
R
RMBS	Residential mortgage-backed securities
RWA	Risk-weighted assets
S
SCNY	Supreme Court for the State of New York, New York County
SDNY	US District Court for the Southern District of New York
SEC	US Securities and Exchange Commission
SEI	Significant economic interest
SNB	Swiss National Bank
SPE	Special purpose entity
SPIA	Single premium immediate annuity
T
TRS	Total return swap
U
UK	United Kingdom
US	United States of America
US GAAP	US generally accepted accounting principles
V
VaR	Value-at-risk
VARMC	Valuation and Risk Management Committee
VDAX	Deutsche Börse AG DAX Volatility Index
VIE	Variable interest entity
VIX	Chicago Board Options Exchange Market Volatility Index
Y
YoY	Year on year
Ytd	Year to date

Investor information
Share data
in / end of	9M15	2014		2013		2012
Share price (common shares, CHF)
Average	24.97	26.52		26.74		21.23
Minimum	18.75	23.77		22.90		16.01
Maximum	28.70	30.08		30.29		27.20
End of period	23.42	25.08		27.27		22.26
Share price (American Depositary Shares, USD)
Average	26.15	28.98		28.85		22.70
Minimum	21.03	24.84		24.56		16.20
Maximum	29.69	33.19		33.84		29.69
End of period	24.03	25.08		30.84		24.56
Market capitalization
Market capitalization (CHF million)	38,371	40,308		43,526		29,402
Market capitalization (USD million)	39,371	40,308		49,224		32,440
Dividend per share (CHF)
Dividend per share	–	0.70	[1]	0.70	[1]	0.75	[1,2]
1 Paid out of reserves from capital contributions.
2 The distribution was payable in cash of CHF 0.10 per share and in the form of new shares with an approximate value of CHF 0.65 per share.
Ticker symbols / stock exchange listings
	Common shares	ADS	[1]
Ticker symbols
Bloomberg	CSGN VX	CS US
Reuters	CSGN.VX	CS.N
Telekurs	CSGN,380	CS,065
Stock exchange listings
Swiss security number	1213853	570660
ISIN number	CH0012138530	US2254011081
CUSIP number	–	225 401 108
1 One American Depositary Share (ADS) represents one common share.
Bond ratings
as of October 29, 2015	Moody's	Standard & Poor's	Fitch Ratings
Credit Suisse Group ratings
Short-term	–	–	F1
Long-term	Baa2	BBB+	A
Outlook	Review for possible downgrade	Stable	Stable
Credit Suisse (the Bank) ratings
Short-term	P-1	A-1	F1
Long-term	A1	A	A
Outlook	Review for possible downgrade	Stable	Positive

Financial calendar and contacts
Financial calendar
Fourth quarter results 2015	Thursday, February 4, 2016

Investor relations
Phone	+41 44 333 71 49
E-mail	investor.relations@credit-suisse.com
Internet	www.credit-suisse.com/investors
Media relations
Phone	+41 844 33 88 44
E-mail	media.relations@credit-suisse.com
Internet	www.credit-suisse.com/news

Additional information
Results and financial information	www.credit-suisse.com/results
Printed copies	Credit Suisse AG
GCPA
8070 Zurich
Switzerland
US share register and transfer agent
ADS depositary bank	Deutsche Bank Trust Company Americas
Address	American Stock Transfer & Trust Co.
Operations Center
6201 15th Avenue
Brooklyn, NY 11219
United States
US and Canada phone	+1 800 937 5449
Phone from outside US and Canada	+1 718 921 8124
E-mail	DB@amstock.com
Swiss share register and transfer agent
Address	Credit Suisse Group AG
Share Register RXS
8070 Zurich
Switzerland
Phone	+41 44 332 02 02
E-mail	share.register@credit-suisse.com
Foreign currency translation rates
	End of				Average in			Average in
	3Q15	2Q15	4Q14	3Q14	3Q15	2Q15	3Q14	9M15	9M14
1 USD / 1 CHF	0.98	0.93	0.99	0.96	0.96	0.94	0.92	0.95	0.90
1 EUR / 1 CHF	1.09	1.04	1.20	1.21	1.07	1.04	1.21	1.06	1.22
1 GBP / 1 CHF	1.48	1.47	1.54	1.55	1.49	1.45	1.53	1.46	1.50
100 JPY / 1 CHF	0.82	0.76	0.83	0.87	0.79	0.78	0.88	0.79	0.87

Cautionary statement regarding forward-looking information
This report contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:
– our plans, objectives or goals;
– our future economic performance or prospects;
– the potential effect on our future performance of certain contingencies; and
– assumptions underlying any such statements.
Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable securities laws.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:
– the ability to maintain sufficient liquidity and access capital markets;
– market volatility and interest rate fluctuations and developments affecting interest rate levels;
– the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of continued slow economic recovery or downturn in the US or other developed countries in 2015 and beyond;
– the direct and indirect impacts of deterioration or slow recovery in residential and commercial real estate markets;
– adverse rating actions by credit rating agencies in respect of us, sovereign issuers, structured credit products or other credit-related exposures;
– the ability to achieve our strategic objectives, including improved performance, reduced risks, lower costs and more efficient use of capital;
– the ability of counterparties to meet their obligations to us;
– the effects of, and changes in, fiscal, monetary, exchange rate, trade and tax policies, as well as currency fluctuations;
– political and social developments, including war, civil unrest or terrorist activity;
– the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
– operational factors such as systems failure, human error, or the failure to implement procedures properly;
– actions taken by regulators with respect to our business and practices and possible resulting changes to our business organization, practices and policies in countries in which we conduct our operations;
– the effects of changes in laws, regulations or accounting policies or practices in countries in which we conduct our operations;
– competition or changes in our competitive position in geographic and business areas in which we conduct our operations;
– the ability to retain and recruit qualified personnel;
– the ability to maintain our reputation and promote our brand;
– the ability to increase market share and control expenses;
– technological changes;
– the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
– acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets;
– the adverse resolution of litigation, regulatory proceedings and other contingencies;
– the ability to achieve our cost efficiency goals and cost targets; and
– our success at managing the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, including the information set forth in “Risk factors” in I – Information on the company in our Annual Report 2014.

Credit Suisse Annual Reporting Suite

Our 2014 annual publication suite consisting of Annual Report and Corporate Responsibility Report, which also contains the Company Profile, is available on our website www.credit-suisse.com/investors.

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CREDIT SUISSE

Credit Suisse Group
Paradeplatz 8
8070 Zurich
Switzerland
Tel. +41 44 212 16 16
www.credit-suisse.com

5520144 English